SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2002
OR
[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE
TRANSITION PERIOD FROM   TO

Commission file number: 1 - 10230

BENETTON GROUP S.p.A.
(Exact name of Registrant as specified in its charter)

REPUBLIC OF ITALY
(Jurisdiction of incorporation or organization)

VIA VILLA MINELLI 1, 31050 PONZANO VENETO (TV), ITALY
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
AMERICAN DEPOSITARY SHARES EACH REPRESENTING TWO ORDINARY SHARES PAR VALUE EURO 1.30	NEW YORK STOCK EXCHANGE

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002:

181,558,811 ORDINARY SHARES (PAR VALUE EURO 1.30)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]   No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X] Item 18 [ ]

Table of contents

Forward-Looking Statements

Certain statements contained in this Form 20-F, including those statements contained under the captions "Information on the Company" and "Operating and Financial Review and Prospects" that are not statements of historical fact, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "would", "could", "plans", or "anticipates", the negatives of such terms, or comparable terms.

In addition to the statements contained in this Form 20-F, the Company (or directors or executive officers of the Company authorized to speak on behalf of the Company) from time to time may make forward-looking statements, orally or in writing, regarding the Company and its business, including press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with other stock exchanges.

Such forward-looking statements represent the Company's judgment or expectations regarding the future, and are subject to risks and uncertainties that may cause actual events and the Company's future results to be materially different than expected by the Company or indicated by such statements. Accordingly, no assurance can be given that the results anticipated by the Company, or indicated by any such forward-looking statements, will be achieved.

References

Unless the context otherwise requires, the term the "Company" refers to Benetton Group S.p.A. (the parent company), and the terms the "Group" and "Benetton" refer to Benetton Group S.p.A. and its consolidated subsidiaries.

PART I

Item 1: Identity of Directors, Senior Management and Advisers. Not applicable

Item 2: Offer statistics and expected timetable. Not applicable

Item 3: Key information

A. Selected financial data

The Company publishes its Consolidated Financial Statements in Euro, the common European currency adopted by 12 of the 15 member countries of the European Union (namely, Austria, Belgium, Finland, France, Germany, Greece, Ireland, Holland, Italy, Luxembourg, Portugal and Spain, also collectively referred to in this annual report as the "Euro zone"). Financial data relating to years before 2001, which were originally published in Lire, have been translated into Euro using the fixed exchange rate of Euro 1.00=Lire 1,936.27. In this annual report, references to "Dollars" or "Usd" are to currency of the United States of America, and references to "Lira", "Lire" or "Italian Lire" are to the former currency of Italy which, as of February 28, 2002, is no longer legal tender in Italy. For convenience of the reader, this annual report contains translations of certain Euro amounts into Dollars at specified rates. These translations should not be construed as representations that the Euro amounts actually represent such Dollar amounts or could be converted into Dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of Euro into Dollars have been made at the rate of Euro 1.00 = Usd 1.0485, the noon buying rate in the City of New York for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2002.

The following table sets forth selected consolidated financial data of the Company for the years indicated and should be read in conjunction with the Company's consolidated Financial Statements and the Notes thereto included in Item 17 of this Form 20-F. The income statement and balance sheet data presented below have been derived from the Company's Consolidated Financial Statements. Such Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in Italy ("Italian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For a discussion of the material differences between Italian GAAP and U.S. GAAP as they relate to Benetton's consolidated net income and shareholders' equity, see Note 30 of the Notes to Consolidated Financial Statements included in Item 17 of this Form 20-F.

Key operating data (millions of Euro)	*1998*	*%*	*1999*	*%*	*2000*	*%*	*2001*	*%*	*2002*	*%*
Revenues	1,980	100.0	1,982	100.0	2,018	100.0	2,098	100.0	1,992	100.0
Cost of sales	1,168	59.0	1,109	56.0	1,138	56.4	1,189	56.7	1,124	56.4
Gross operating income	812	41.0	873	44.0	880	43.6	909	43.3	868	43.6
Income from operations	233	11.8	316	15.9	309	15.3	286	13.6	243	12.2
Net income/(loss)	151	7.7	166	8.4	243	12.1	148	7.1	(10)	(0.5)
Net income/(loss) per share (Euro)	0.83		0.92		1.35		0.82		(0.05)	

Key financial data (millions of Euro)	*1998*	*1999*	*2000*	*2001*	*2002*
Total Assets	2,667	2,637	2,875	2,821	2,643
Working capital[(2)]	705	741	772	811	912
Net capital employed[(3)]	1,357	1,424	1,723	1,896	1,768
Net debt	195	297	536	640	613
Shareholders' equity	1,146	1,116	1,175	1,241	1,141
Share capital	234	234	234	236	236
Self financing [(1)]	332	375	311	374	349
Capital expenditures in tangible and intangible fixed assets	119	179	305	311	169
Purchase of equity investments	147	12	7	-	1
Weighted average number of shares outstanding	181,535,637	181,473,602	180,505,910	180,720,969	181,341,018

(1) For a detailed evidence of items included in "Self financing", see "Statements of consolidated cash flow" in Item 17
(2) Working capital is the sum of operating assets and operating liabilities
(3) Net capital employed is the sum of the working capital with investing activities and reserves.

Amounts in accordance with U.S. GAAP

		(in thousand of Euro except per share amounts)				(Thousands of U.S. Dollars, except per share amounts) [*]
Year ended December 31,	1998	1999	2000	2001	2002	2002
Net income/(loss)	154,050	167,633	240,411	154,678	65,513	68,690
Weighted average number of Shares outstanding [2]						
Basic and diluted	181,535,637	181,473,602	180,505,910	180,720,969	181,341,018	181,341,018
Earnings/(Loss) per share [1][2]:						
Basic and diluted	0.85	0.92	1.33	0.86	0.36	Usd 0.38
Cash dividend per share [1][2]						
paid in each year	0.27	1.14	1.03	0.46	0.41	Usd 0.43
Shareholders' equity	1,021,018	981,672	1,053,369	1,099,388	1,096,791	1,149,986

Earning per share has been calculated in accordance with Statement of Financial Accounting Standard no. 128 "Earnings per share" which requires dual presentation of basic and diluted earnings per share.

(*) Exchange rate: Euro 1 = Usd 1.0485 as of December 31, 2002. (See Note 4 to the Consolidated Financial Statements)

(1) Since each ADS represents two Ordinary Shares, the ADS financial data may be computed by multiplying the per share data by two.
(2) The weighted average number of common shares outstanding in 1998-2000 have been adjusted after the one for ten reverse split of the Company's common shares approved by the Shareholders' Meeting of May 8, 2001.

> **Dividends declared and paid**

Year	Dividend per Ordinary Share (Euro)	Translated into Usd per ADS [1] (Usd)
2003 [2]	0.35	0.82
2002	0.41	0.75
2001 [3]	0.46	0.80
2000 [3]	1.03	1.87
1999 [3]	1.14	2.31
1998 [3]	0.27	0.59

(1) Translated at the Noon Buying Rate on the respective payment dates.
(2) Dividend paid on May 22, 2003 at the exchange rate of Euro 1 = Usd 1.172
(3) Restated to reflect a reverse split of the share approved by the Shareholders' Meeting on May 8, 2001.

> **Exchange rates**
The following table sets forth, for each of the years indicated, the high, low, average and year-end exchange rate for converting United States Dollars into Euro based on the Noon Buying Rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York. The Noon Buying Rates are expressed in Usd per Euro 1.00.

Year ended December 31,	High	Low	Average(*)	End of Year
1998	1.06	1.22	1.11	1.17
1999	1.00	1.18	1.07	1.01
2000	0.83	1.03	0.92	0.94
2001	0.95	0.84	0.90	0.89
2002	1.05	0.86	0.95	1.05

(*) The average of the Noon Buying Rates on the last day of each month during the year.

The following table sets forth, for each month during the previous six months, the high and low exchange rate for United States Dollars into Euro based on the Noon Buying Rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York. The Noon Buying Rates are expressed in Usd per Euro 1.00.

	High	Low
December 2002	1.0485	0.9927
January 2003	1.0861	1.0361
February 2003	1.0875	1.0708
March 2003	1.1062	1.0545
April 2003	1.1180	1.0621
May 2003	1.1853	1.1200

B. Risk factors

> **Benetton's business is sensitive to changes in consumer spending patterns.** Benetton's business is sensitive to changes in consumer spending patterns and may be affected by, among other factors, business conditions, interest rates, taxation, local economic conditions, uncertainties regarding future economic prospects and shifts in discretionary spending towards other goods and services. Customer preferences and economic conditions may differ or change from time to time in each market in which Benetton operates. Benetton's future performance will be subject to such factors, which are beyond its control, and there can be no assurance that such factors would not have a material adverse effect on the Group's results of operations.

> **Benetton's success depends on its ability to predict fashion trends accurately.** Benetton's sales and earnings depend to a significant extent upon its ability to anticipate and respond to changes in fashion trends and consumer preferences in a timely manner. If Benetton were to experience unsatisfactory customer acceptance of its merchandise, the Group would have lower than planned sales, greater than planned markdowns and lower gross margins earned on goods sold. Although Benetton is constantly reviewing emerging lifestyle and consumer preferences, any failure by Benetton to identify and respond to such trends in a timely manner could have a material adverse effect on the Group's business and results of operations.

> **Benetton's business is subject to competitive pressures.** Benetton operates in the highly competitive casualwear and sportswear sectors. Competition in these sectors may increase because there are few barriers to entry. Benetton competes with local, national and global department stores, specialty retailers, independent retail stores and manufacturing companies. In addition to traditional store-based retailers, Benetton also competes with direct marketers who target customers through catalogs. Benetton competes for customers principally on the basis of quality, assortment and presentation of merchandise, customer service, store ambience, sales and marketing programs and value. In addition to competing for sales, Benetton competes for favorable store locations and lease and purchase terms for its stores. Increased competition could result in pricing pressure and loss of market share, either of which could have a material adverse effect on the Group's financial condition and results of operations.

> **Benetton's expansion and growth strategy has increased fixed costs and operating expenses.** Although Benetton had traditionally distributed its products through independent sales representatives worldwide, in order to strengthen its image and market shares, Benetton has in the last few years instituted an investment program to sell its products directly through its own stores. As a result, Benetton operates over 90 retail store locations which have been carefully selected for the appropriate demographics and retail environment. These real property investments have led to increases in Benetton's fixed costs and operating expenses. In addition, these investments expose Benetton directly to any failure to correctly predict, or to changes in, the demographic or retail environment at any store location. Failure or changes in any areas in which the Group has megastores could have a material adverse effect on the Group's business and results of operations.

> **Benetton is subject to risks associated with its strategies.** As a part of its growth strategy, Benetton plans to renew the existing commercial network and to reposition the brands. Benetton's growth will be adversely affected if it is unable to (i) identify suitable markets and sites for new stores, (ii) maintain levels of service that are expected by customers, (iii) avoid reducing sales and profitability at existing third-party owned stores selling Benetton's products when opening directly-owned megastores in the same region or market area, (iv) manage inventory on an effective basis and (v) deliver products on a timely basis. In addition, there can be no assurance that the Group's systems, procedures, controls or resources will be adequate to support expanded operations. Moreover, there can be no assurance that this strategy will be successful or that the

Group's overall net revenues will increase as a result of a renewal in the existing commercial network and the repositioning of the brands. If the Group is unable to manage its expansion effectively, its business and results of operations could be adversely affected.

> ***Benetton has a level of indebtedness which could place a burden on its operations and profitability.*** During 2002 Benetton reduced its indebtedness and will need to generate sufficient cash flow from operations to repay this indebtedness. The generation of cash flow, in turn, will be subject to Benetton's successful implementation of its strategy, as well as to financial, competitive, business and other factors, including factors beyond Benetton's control. Benetton's debt burden could have a material adverse effect on it, such as (i) limiting its ability to implement its business strategies and pursue other business opportunities, (ii) limiting its ability to obtain additional financing in the future for capital expenditures, acquisitions, working capital or other general corporate purposes and (iii) making it more vulnerable to withstand competitive pressures and reducing its flexibility in responding to changing business and economic conditions.

> ***Benetton is exposed to the impact of changes in interest rates.*** Benetton holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. These interest rate sensitive assets and liabilities are subject to interest rate risk, which is, to some extent, reduced by the use of derivative financial instruments.

> ***Benetton is exposed to risks associated with its international operations.*** Benetton is exposed to risks associated with its international operations including risks relating to delayed payments from customers in certain countries or difficulties in the collection of receivables generally. Benetton's business is also subject to political and economic instability in the countries in which it does business, changes in regulatory requirements, language and other cultural barriers, tariffs and other trade barriers and price or exchange controls. If the Group's international operations were not successful, its business and results of operations would be adversely affected.

> ***Benetton's sales and operating results are subject to fluctuations in foreign currency exchange rates.*** As a result of its international operations, the Group's sales and operating results are, and will continue to be, affected by the impact of fluctuations in foreign currency exchange rates on product prices and certain operating expenses. Fluctuations in the exchange rates of certain foreign currencies relative to the Euro may have an adverse effect on the Group's sales and operating income and on the international competitiveness of its Italian-based operations. The appreciation of the Euro relative to other currencies has generally had, and in the future the appreciation of the Euro could have, an adverse effect on the Group's sales and operating incomes. While Benetton engages in foreign exchange hedging transactions to manage its foreign currency exposure, there can be no assurance that its hedging strategy will adequately protect its operating results from the effects of future exchange rate fluctuations.

Item 4: Information on the Company

A. History and development of the Company

Benetton Group S.p.A. is a limited liability company (Società per Azioni) organized under the laws of Italy. It was established in 1965 as a partnership by the Benetton family in Ponzano Veneto, Italy. It was reorganized as a limited liability company in 1978. The Company adopted the name Benetton Group S.p.A. in a corporate reorganization effective in December 1985. Prior to June 1986, the Company was wholly owned by the Benetton family. In June 1986, shareholders affiliated with the Benetton family sold shares representing approximately 11% of the Ordinary Shares to the public in Europe. (The Company received no proceeds from such offering). The Benetton family initiated the public offering of such Ordinary Shares in order to establish a liquid public market for the Company's Ordinary Shares and to facilitate the Company's access to the international capital markets.

In June 1989, the Company made a public offering of 7,000,000 American Depositary Shares ("ADS"), each representing the right to receive two Ordinary Shares and listed the ADSs on the New York Stock Exchange. A public offer of 11,000,000 newly issued shares was made in a 1994 global offering.

In 2002, total capital expenditures came to approximately Euro 170 million, including miscellaneous purchases (mainly of software and concessions, licenses and brands).

The Group spent around Euro 120 million on the acquisition of commercial enterprises and buildings, and on upgrades and improvements to sales space. This was in addition to the approximately Euro 610 million invested in previous years and includes, among others, the acquisition of the following premises: Bilbao (Spain), Boulevard Haussmann and Champs Elysées (France), Siena and Caltanissetta (Italy).

In the first part of 2003 the Group invested some Euro 66 million in tangible and intangible fixed assets during the first three months of 2003, compared with Euro 55 million in the first quarter of 2002. The majority of these investments (around Euro 59 million, in addition to approximately Euro 730 million invested in previous years) went into purchasing, modernizing and renovating buildings for use in commercial activities which are mainly located in Spain and Austria.

In the first half of 2003 the Group sold its sports equipment business (see "Sport Sector" in Item 4 below for a more detailed discussion of this sale). No other significant divestitures occurred in 2002 and the year to date.

Net debt stood at Euro 709 million at quarter end 2003, compared with Euro 756 million as of March 31, 2002 and Euro 613 million at the end of December 2002. The change relative to year end 2002 was partly due to the normal cyclical change in working capital, and partly to investments in the retail sector.

In 2002 technological renewal and upgrades involved operational and production investments amounting to some Euro 30 million, which were spent on improving operations and production by the manufacturing facilities in Italy and abroad.

The present term of the Company expires on December 31, 2050, unless extended by the shareholders in a general meeting.

The Company's principal offices are located at Via Villa Minelli 1, 31050 Ponzano Veneto - TV, Italy.
Its telephone number is +39-0422-519111.

B. Business overview

Benetton is amongst the world leaders in the design, manufacture and marketing of distinctive casual apparel for men, women and children, which it markets principally under the brand names "United Colors of Benetton" and "Sisley". Following the 1997 acquisition of Benetton Sportsystem S.p.A., Benetton was active in the sportswear and sports equipment sector with brands such as Prince, Rollerblade, Nordica, Kästle, Killer Loop and Ektelon, but the equipment businesses were sold in 2003. In launching a new potential area of growth, the Group added a new sportswear brand, Playlife.

Benetton is traditionally known for knitwear and casual clothing in a wide array of colors, featuring fashionable Italian design and projecting a youthful image. Benetton's philosophy has been to offer product lines on a worldwide basis that have sufficient breadth to accommodate the needs of many markets. Benetton also licenses its trademarks for products manufactured and sold by others, including fragrances and cosmetics, watches, sunglasses, houseware and other fashion accessories, which complement its product lines.

There are no material government regulations concerning the individual business sectors of activity of the Group.

Since 2002 the Group's operations are divided into two primary sectors:
- casual, which also includes footwear, accessories and other complementary items, sold through the network of Benetton stores;
- sport, comprising sportswear, distributed mainly through the Playlife stores, and equipment, marketed only through sporting goods stores.

In the first half of 2003 the Company sold the sport equipment business to third parties (see "Sports Sector" in Item 4 below for a more detailed discussion of this sale).

Casual sector

> Products and trademarks
Benetton's philosophy consists in offering global product lines, supported by international communication campaigns designed to promote the Benetton name and products.

Benetton aims to offer products characterized by their creative use of exclusive designs. The Group produces two main collections each year for all its labels: spring/summer and fall/winter. For each collection the Group presents consistent and focused collections complemented by a growing number of fresh and updated easy-to-wear looks.

Benetton's casual wear principal international trademarks are described below.

> *United Colors of Benetton.* A global brand, and one of the most well known in the world, United Colors of Benetton has an international style that combines color, energy and practicality. The womenswear, menswear and childrenswear collections offer a coordinated look for everyday wear, for work and for leisure. Special attention is paid to ensuring an excellent quality/price ratio. Within the two traditional collections, the range is seasonally themed with continuous new introduction of required styles to ensure a swift response to the latest fashion trends. Benetton's commitment to research into innovative materials adds comfort and wearability to the garments. Children collections include 4 lines for different age groups: Newborn, from zero to 12 months, Baby, from 1 to 3 years, Kid, from 3 to 7 years, and Junior, from 8 to 12 years.

In 2002, as in 2001 the Euro zone continues to be the Group's main market of reference.

> **Sisley.** Sisley was established in Paris in 1968 as a manufacturer of a denim line. In 1974 the Group acquired exclusive rights to the label. Today, Sisley's independent design and commercial teams create complete collections for women and men, inspired by a stylish look, combined with attention to details and wearability. Over the years, Sisley has reinforced its independent identity, underpinned by a sustained increase in all principal world markets. The growth of its commercial network is based on a dual strategy: on the one hand, the opening of single-brand megastores such as those in Milan, Florence, Brussels and New York, and on the other hand, dedicating areas in multi-brand megastores.

In 2002, approximately 64% of the Group's net sales were products bearing the United Colors of Benetton brand name. 16% of total sales are related to Sisley, which offers products with a distinctive "fashion" content. Sisley's prices are, on the whole, higher than those of the United Colors of Benetton line.

> **Revenues**

The following table sets forth the Group's net sales for the sector by geographic area for the last three years.

(thousands of Euro)	2000	% change	2001	% change	2002
Casual segment:					
- Euro zone	1,059,126	13	1,193,948	(2)	1,165,642
- Asia	162,491	(5)	154,832	(8)	143,025
- The Americas	83,380	3	85,815	(5)	81,107
- Other areas	182,195	6	193,276	2	196,236
World	**1,487,192**	**9**	**1,627,871**	**(3)**	**1,586,010**

Year ended December 31,

> **Seasonality.** The sales of casual business show a certain seasonality connected to the main collections. Deliveries of the spring/summer base collections are mainly between December and February, whereas the fall/winter collections are concentrated between June and September of each year. A growing portion of our collections are delivered during periods of high sales volume.

> **Distribution channels.** Benetton coordinates the distribution of its casual wear collections in 120 countries principally through approximately 70 independent sales representatives, each of whom is assigned a geographical territory, although Benetton owns or leases some stores directly, as described below. This system of independent sales representatives was first developed by Benetton in Italy and later applied worldwide during Benetton's international expansion after 1978. The representatives receive commissions on sales realized by Benetton in their territories and, sometimes, own stores that sell Benetton products. The representatives manage the development of the network in the area, finding investors or store operators, presenting Benetton's collections to store owners, handling the placement of orders to Benetton and generally monitoring and assisting store owners within their territories. In order to speed up time to market, the Group has developed a business to business system which connects about 70% of its worldwide shops to the headquarters to present and order real time its ready-to-wear collections.

The following tables set forth the changes in the number of stores and outlets over the past five years.

The tables separately include stores in areas where Benetton has granted manufacturing licenses:

Number of Stores, [1] as of December 31	1998	1999	2000	2001	2002
Italy	1,850	1,990	2,095	2,202	2,270
Rest of Europe	2,294	2,305	2,200	2,157	1,999
The Americas	446	379	294	259	262
Other geographic areas	719	746	718	622	675
Total	**5,309**	**5,420**	**5,307**	**5,240**	**5,206**
Licensee areas	292	221	244	216	198
Grand Total	**5,601**	**5,641**	**5,551**	**5,456**	**5,404**

(1) These figures exclude "shops in a shop", "corners" and "concession" areas which are 2,159, 2,075 and 2,361 in 2000, 2001 and 2002, respectively.

Storeowners do not pay Benetton any fees or other consideration for establishing a Benetton store or for use of the Company's tradenames, nor do they pay any royalty based on a percentage of sales or profits. The storeowners are authorized to display and sell Benetton goods, for which Benetton provides suggested guidelines. Stores rely both on location and store appearance as fundamental features of the Benetton retail strategy. Stores are usually located in central retail areas and are presented in a fashion that generally resembles Benetton configuration and design. Under Benetton's suggested guidelines, window displays are designed to allow a clear view of the colorful merchandise on the open shelves. Attention is given to matching the atmosphere of stores to the image of the products offered for sale, with distinctive and appropriate styles of fixtures.

Benetton has established logistical support systems to facilitate distribution of its products. A computerized information network in Europe and North America that links sales representatives to Benetton's central computer has been designed to facilitate rapid transmission of orders and to meet future needs.

In order to strengthen the Group's image and its market share, the expansion of the Benetton network is moving rapidly in the direction of large sales outlets with high quality services. The investment program involves the purchase or leasing of retail locations, characterized by their large dimensions and prestigious location in city centers and shopping malls.

The accelerated network renewal activity brought the result of 87 directly operated shops and of 153 megastores (shops with a selling surface exceeding 650 square meters) at the end of 2002. Megastores are run by either Benetton or by third parties.

Refurbished in order to house the complete men, women and children's casual wear collection, megastores offer the entire range of Benetton style and quality.

> Manufacturing
Benetton's manufacturing operations are based in its own factories and those of a network of subcontractors. Presently Benetton has 22 factories operating for the casual business, 15 of which are located in Italy and one each in Spain, Croatia, India, Portugal, Tunisia, Slovakia and Hungary. The Company utilizes almost 900 subcontractors in Italy to perform one or more steps in the production process. Subcontractors are located near the Company's production facilities in northeastern Italy, although subcontractors are also used outside Italy. The Company undertakes the highest value-added portions of the manufacturing process in its own facilities. In 2002 charges from subcontractors represented approximately 66% of Benetton's production costs. The principal raw materials purchased by the Company are wool, raw cotton, yarn, cloth and denim fabrics. Although the Company does not have formal, long-term contracts with its suppliers, it has not experienced interruptions in supply that have had material impact on its activity. The Company's manufacturing processes utilize modern technology and automatization to reduce costs and accelerate its execution.

In 2002, the production of casual clothing and accessories exceeded 104 million units. The production system was improved during the year. Based on the Italian manufacturing organization, the Benetton production system model can now count on a series of industrial clusters operating in Hungary, Croatia, Tunisia and Spain, consisting of facilities directly controlled by the Group and a network of selected, external suppliers. This system, which also benefits related businesses and the local economy was extended to Slovakia in 2002, following the analysis and planning of operations during the course of 2001. The most significant investments of 2002, totaling approximately Euro 30 million, involved principally the renewal and improvement of some of the production processes of the Italian manufacturing facilities.

> Logistics
The upgrade to the logistics center in Castrette in Italy brought daily capacity to 40,000 cartons of merchandise, with a capability to handle peak loads of up to 50,000 cartons. The upward trend in the Group's manufacturing output and the necessity of achieving greater integration, flexibility and speed, determined by the evolution of the commercial organization, notably the rapid development of the megastore and retail distribution network, have been sustained by the gradual introduction of state-of-the-art technology, without interruption to the center's operations. Having completed conversion of the first module of the upgrade, work started in 2001 on reorganizing a second area, entering service by the summer of 2002 and involving a trebling of the center's total capacity.

Sports sector

> Products and trademarks

Benetton manufactures and markets sport garments and equipment for various sporting activities. The composition of sales by product line in year 2002 is as follows:

Product line	2000	2001	2002
In-line skates, skateboards and accessories	33%	26%	25%
Tennis racquets and accessories	20%	22%	23%
Ski boots	20%	20%	20%
Skis and Snowboards	4%	6%	7%
Sport apparel	18%	21%	20%
Shoes	5%	5%	5%

The unsatisfactory performance of the sport segment in 2001 was a further occasion for reflection and commitment by the Group. The overall results for the sportswear sector were not matched by those in the equipment sector, which has been particularly hard hit by the continuing downturn in the in-line skates market. As a result it was necessary to implement a targeted program of reorganization, which began to take effect in the second half of 2001. With a general attention to controlling costs and evaluating investments, this program called for the reorganization of the sales force, including in the United States where a new Managing Director and a worldwide brand manager for Prince were appointed. It involved an increase in outsourcing arrangements, optimization of the logistics system and consolidation of the brands' images as quality leaders, notably for the Nordica and Prince brands.

After this at the end of 2002, the decision was taken to sell the sports equipment business. This choice forms part of the strategy of focusing activities on the core business of clothing. In January 2003 the Group reached an agreement with the Tecnica group for the sale of the business activities relating to the Nordica brand. The sale became effective as from February 1, 2003. The overall price for the transaction was calculated based on an independent valuation of all business components, such as for example existing plant, machinery and inventory as of January 31, 2003. The value of the intellectual property alone, including the Nordica trademark, was set at Euro 38 million. Under this agreement, Benetton Group S.p.A. acquired 10% of Tecnica S.p.A.'s share capital with a guaranteed put (sale) option to be exercised as from February 1, 2008 and a call option for repurchase by Tecnica S.p.A. to be exercised between February 1, 2006 and January 31, 2008. The exercise price of the put (sale) option is equal to the price paid for the acquisition of 10% of Tecnica S.p.A.'s share capital plus a minimum fixed sum of Euro 350,000 for each year and any kind of contribution that the Company should make within the exercise date. The exercise price of the call option is equal to the price received for the sale of 10% of Tecnica's share capital plus interest. The exercise price will be increased if the Company makes any equity contributions to Tecnica and decreased if Tecnica's equity is reduced due to distributions of reserves or payments of dividends. The Tecnica shares so acquired were valued at around Euro 15 million. Tecnica is not a listed company.

In March 2003, the Benetton Group, through the American company Benetton Sportsystem USA Inc., signed a binding preliminary agreement for the sale of the Rollerblade brand to Prime Newco, a member of the Tecnica group, the purchaser of the Nordica brand. The price established for the Rollerblade brand alone amounted to Euro 20 million, payable upon completion of the sale, scheduled for June 30, 2003. On this date, subject to separate valuation, other components of the business and the entire interest in the Swiss subsidiary, Benetton Sportsystem Schweiz A.G., will also be transferred. As additional consideration with regard to the transfer of know-how, the Group will receive 1.5% of the Rollerblade brand sales for the next five years, with a minimum guaranteed payment of Euro 5 million; the Benetton Group is entitled to the operating profit for the first six months of 2003.

At the end of March the Group also formalized the sale of the Prince and Ektelon brands to Lincolnshire Management Inc., a U.S. private equity fund with existing interests in the sports equipment sector through its investment in Riddel Sport Group Inc. The price established for the sale of the Prince and Ektelon brands and the associated fixed assets is Euro 36.5 million, to be paid in two installments of Euro 26.5 million (generating interest) in January 2004 and Euro 10 million paid upon completion of the sale on April 30, 2003, at which time the other components, subject to separate valuation, were transferred at book value. This agreement completes the Benetton Group's departure from the sports equipment sector.

Net sales, costs and the operating loss for 2002, relating to the sports equipment business being sold, amounted to Euro 228, 260 and 32 million respectively. The corresponding figures for 2001 amounted to Euro 252, 304 and 52 million respectively.

After these operations Benetton's principal remaining sporting goods trademarks are relevant to the sportwear as described below.

> **Playlife.** Playlife has established itself as the Group's sports clothing brand. The men's and women's collections offer a sporty and comfortable look, designed to provide maximum freedom for leisure wear. This brand's philosophy can be summarised as dressing with leisurely style. This philosophy is well expressed by the various Playlife apparel, shoe and accessory lines and themes which are present in selected specialized chains and department stores and more importantly within the Playlife dedicated stores. There were 157 of these stores established by the end of 2002..

> **Killer Loop.** Together with Playlife, Killer Loop is the brand with which Benetton Group is focusing on leisure-time sport apparel. Men's, women's and children's collections are all targeted at a young, street-sport conscious consumers who can choose among a wide range of apparel, footwear and accessories with an emphasis on style and design. Playlife shops remain the priority distribution channel also for the Killer Loop soft wear offer. With an aim on concentrating attention and strengths on core category products, the decision was taken in 2001 to start selling snowboards under its license.

> **Revenues**

The following table sets forth the Group's net sales for the sector by geographic area for the last three years.

			Year ended December 31,		
(thousands of Euro)	*2000*	*% change*	*2001*	*% change*	*2002*
Sport segment:					
- Euro zone	148,160	(13)	129,615	(16)	109,009
- Asia	49,604	(26)	36,593	(15)	31,087
- The Americas	160,124	(22)	124,372	(12)	109,650
- Other areas	39,582	(8)	36,379	(9)	33,127
World	**397,470**	**(18)**	**326,959**	**(13)**	**282,873**

> **Seasonality.** Each business in the sport sector is characterized by seasonality depending on the nature of the related sports activity. The overall effect is to relatively concentrate sales in the second half of the year due to the effect of the winter sports collection, particularly sales of boots and skis.

> **Distribution channels.** Sports equipment was marketed through the traditional sports specialties distribution system, with particular emphasis on establishing dedicated display areas in the specialized sports stores for all the products within each of the ranges. Sportswear and soft collections under the Playlife and Killer Loop brands are mainly marketed through a chain of stores identified with the Playlife brand name. Playlife stores follow the traditional Benetton entrepreneurial formula and are of an average surface of 200 square meters. At the end of year 2002 there were about 157 Playlife shops, mainly in southern Europe.

> **Manufacturing**

The reorganization which occurred in 2001 substantially redesigned production organization for sport equipment. By the end of 2001 racquets and in-line skates were sourced in the Far East, whereas ski-boots were produced in Hungary. The Italian location in Trevignano remained a logistic center and ski production plant. With the sale of the sport equipment brands the locations cease their activity. Trevignano was sold on May 31, 2003.

> **Logistics**

Sport equipment logistics, coordinated by the headquarters, operated through three distribution centres: one each in the U.S.A., in the Far East and Italy. Benetton has integrated sportswear collections in its existing distribution systems successfully for the casual business.

C. Organizational structure

Benetton Group S.p.A. is the holding company of the Benetton group of companies. The following table sets forth the significant subsidiaries owned, directly or indirectly, by Benetton Group S.p.A.

The significant subsidiaries in the Group are:

Name	Country	Ownership
Benetton International N.V. S.A.	The Netherlands	100%
Benetton Sportsystem U.S.A. Inc.	U.S.A.	100%
Benetton Japan Co., Ltd.	Japan	100%
Benetton International Property N.V. S.A.	The Netherlands	100%
Olimpias S.p.A.	Italy	85%
Benetton Textil Spain S.L.	Spain	100%
Benetton Retail International S.A.	Luxembourg	100%
Benetton Società di Servizi S.A.	Switzerland	100%

Benetton Group S.p.A. belongs to the Edizione Holding Group. Edizione Holding S.p.A. ("Edizione") is the holding company, with its registered office at Treviso, Calmaggiore 23 (Italy). Edizione has various investments in companies which operate in different business segments.

The following table sets forth the significant subsidiaries owned by Edizione, their respective business segments and controlling interest.

Name	Country	Activity	Ownership
Benetton Group S.p.A.	Italy	Clothing, sport equipment and accessories	67.14%
Edizione Participations S.A.	Luxembourg	Holding in highway infrastructures and services	100.00%
Edizione Finance International S.A.	Luxembourg	Holding in telecommunication services	100.00%
Autogrill S.p.A.	Italy	Restaurants	57.09%
Edizione Property S.p.A.	Italy	Hotel industry	100.00%
Edizione Real Estate N.V.	The Netherlands	Holding in international real estate and farming	100.00%
21 Investimenti S.p.A.	Italy	Merchant banking	56.32%
Verde Sport S.p.A.	Italy	Sports investments	100.00%

D. Property, plants and equipment

> Real Property

The Group operates 24 factories, 16 of which are located in Italy, many in the Treviso area. In addition there are one factories in Spain, India, Portugal, Tunisia, Hungary, Croatia, Slovakia and the U.S.A.

Information on the individual locations is provided in the table below:

Location	Factories surface area (square meters)	Core business/Products
Castrette, Italy	37,900	Denim garments, jackets
Castrette, Italy	23,500	Woolen garments
Castrette, Italy	36,500	Cotton garments, shirts
Prato, Italy	21,000	Woolen yarns
Caserta, Italy	15,200	Woolen yarns
Valdagno, Italy	9,100	Woolen yarns and dyeing
Grumolo delle Abbadesse, Italy	11,000	Dyeing
Gorizia, Italy	46,800	Spinning
Travesio, Italy	16,900	Weaving
Piobesi Torinese, Italy	14,700	Dyeing

Soave, Italy	17,800	Dyeing
Ponzano Veneto, Italy	21,400	Washing, dyeing, weaving and production of fabric labels
Follina, Italy	10,100	Dyeing
Vittorio Veneto, Italy	7,000	Spinning
Cassano Magnago, Italy	11,000	Printing of fabrics, dyeing
Osijek, Croatia	17,000	Woolen garments, weaving, dyeing
Castellbisbal, Spain	5,700	Cotton garments
Maia, Portugal	2,000	Cotton garments; shirts and blouses
Naurangpur (Gurgaon), India	5,400	Cotton garments
Sahline, Tunisia	10,000	Cotton garments
Nagykálló, Hungary	24,900	Garments and sports shoes and equipment
Trevignano, Italy	33,000	Sports equipment (1)
Ruzomberok (Slovakia)	3,700	Woolen garments
Bordentown, USA	22,000	Sports equipment

(1) Trevignano was sold on May 31, 2003

Most of these factories, which the Company considers suitable and adequate for its strategic purposes, are owned by the Group. The Sahline factory in Tunisia and the Maia factory in Portugal are leased. The Ponzano Veneto, Gorizia, Piobesi Torinese, Prato and Vittorio Veneto factories are owned under finance leases. The Travesio factory is partially owned under finance leases.

The Company owns its headquarters in Ponzano Veneto, near Treviso, which includes offices, showrooms and design facilities covering approximately 24,000 square meters. Benetton's executive offices are located in an adjacent 17th-century villa occupying approximately 2,500 square meters. The Company also owns Villa Loredan, the sports sector headquarters which covers approximately 9,300 square meters.

At the end of 2002 the Group owned 35 properties in Europe and Japan related to its commercial activities. Some of these properties are dedicated to the direct management of shops by the Group; others are leased to third parties which manage the shops. In addition, the Group directly manages about 75 shops in various cities worldwide which are leased.

Item 5: Operating and financial review and Prospects

In this section, the Group explains its general financial condition and the results of its operations. The following discussion and analysis should be read in conjunction with the Group's consolidated financial statements and the related notes thereto for fiscal years 2002, 2001 and 2000 contained in Item 17 of this Form 20-F. The Group prepares its consolidated financial statements in accordance with Italian GAAP. Please see Note 29 to the consolidated financial statements, included elsewhere in this Form 20-F, for a discussion of the principal material differences between Italian GAAP and U.S. GAAP which apply to Benetton's consolidated financial statements.

A. Operating results

> Consolidated statements of income
The highlights of the Group's statement of income are presented below. They are based on the reclassified statement of income adopted for internal reporting purposes, which are officially incorporated as an integral part of an Italian securities filing and have been included as an attachment to this Form 20-F.

(millions of Euro)	2000	%	2001	%	2002	%	Change	%
Revenues	2,018.1	100.0	2,097.6	100.0	1,991.8	100.0	(105.8)	(5.0)
Cost of sales	(1,138.5)	(56.4)	(1,188.5)	(56.7)	(1,124.4)	(56.4)	64.1	(5.4)
Gross margin	879.6	43.6	909.1	43.3	867.4	43.6	(41.7)	(4.6)
Variable selling costs	(139.9)	(6.9)	(133.4)	(6.3)	(123.7)	(6.2)	9.7	(7.3)
Contribution margin	739.7	36.7	775.7	37.0	743.7	37.4	(32.0)	(4.1)
General and administrative expenses	(430.7)	(21.4)	(490.1)	(23.4)	(501.1)	(25.2)	(11.0)	2.2
Income from operations	309.0	15.3	285.6	13.6	242.6	12.2	(43.0)	(15.1)

Foreign currency gain/(loss), net	(14.5)	(0.7)	7.0	0.3	8.6	0.4	1.6	22.9
Financial charges, net	(23.7)	(1.1)	(36.6)	(1.7)	(40.4)	(2.0)	(3.8)	10.4
Other income/(expenses), net	75.4	3.7	(13.3)	(0.6)	(161.8)	(8.1)	(148.5)	n.s.
Income before taxes and minority interests	346.2	17.2	242.7	11.6	49.0	2.5	(193.7)	(79.8)
Income taxes	(100.5)	(5.0)	(92.4)	(4.4)	(57.2)	(2.9)	35.2	(38.1)
Minority interests	(2.4)	(0.1)	(2.2)	(0.1)	(1.6)	(0.1)	0.6	(27.3)
Net income/(loss)	243.3	12.1	148.1	7.1	(9.8)	(0.5)	(157.9)	n.s.

> **2002 compared to 2001**

> *Results of the Casual sector*

(millions of Euro)	2000	%	2001	%	2002	%
Net revenues	1,487.2		1,627.9		1,586.0	
Revenues among sectors	3.0		4.4		2.0	
Sector total revenues	1,490.2	100.0	1,632.3	100.0	1,588.0	100.0
Cost of sales	(804.8)	(54.0)	(873.6)	(53.5)	(858.3)	(54.0)
Gross margin	685.4	46.0	758.7	46.5	729.7	46.0
Variable selling costs	(98.1)	(6.6)	(101.3)	(6.2)	(98.6)	(6.2)
Contribution margin	587.3	39.4	657.4	40.3	631.1	39.8

> *Results of the Sport sector*

(millions of Euro)	2000	%	2001	%	2002	%
Net revenues	397.5		326.9		282.9	
Sector total revenues	397.5	100.0	326.9	100.0	282.9	100.0
Cost of sales	(240.4)	(60.5)	(221.5)	(67.8)	(185.7)	(65.6)
Gross margin	157.1	39.5	105.4	32.2	97.2	34.4
Variable selling costs	(33.7)	(8.5)	(23.2)	(7.1)	(16.5)	(5.9)
Contribution margin	123.4	31.0	82.2	25.1	80.7	28.5

> *Results of the manufacturing and other sectors*

(millions of Euro)	2000	%	2001	%	2002	%
Net revenues	133.4		142.8		122.9	
Revenues among sectors	218.1		236.0		215.7	
Sector total revenues	351.5	100.0	378.8	100.0	338.6	100.0
Cost of sales	(312.2)	(88.8)	(330.1)	(87.1)	(293.3)	(86.6)
Gross margin	39.3	11.2	48.7	12.9	45.3	13.4
Variable selling costs	(9.5)	(2.7)	(10.4)	(2.8)	(10.0)	(3.0)
Contribution margin	29.8	8.5	38.3	10.1	35.3	10.4

The Benetton Group's revenues were 5% lower in 2002, at Euro 1,992 million compared with Euro 2,098 million in the previous year.

This performance is due to the combined effect of various factors influencing the Group's sectors of activity.

The casual wear segment was hurt at the start of the year by European weather conditions due to the more severe winter condition and its longer duration as compared with prior year. As a result, consumer demand for the spring summer collection was lower than expected and the Group experienced lower than expected spring summer collection sales. This fact made it impossible to achieve the expected targets. Only in the third quarter did it see an improvement in performance, only to suffer the general downturn in the domestic and international markets towards year-end.

Given the general contraction in the sports sector, this segment posted a decline in sales across all its product lines throughout the year. However, at the end of the year the market showed slight signs of recovery as sales started to pick up, posting higher percentage increases than in the rest of the year and at the previous year-end. Total sales were also affected by foreign exchange movements, with the trend in currencies such as the dollar and the yen depressing turnover by 1%.

The sales of the manufacturing segment were mostly affected by the sale in 2002 of Color Service S.r.l., a part of the Olimpias group, which had contributed Euro 14 million to the revenues of this sector in 2001.

The Group's gross margin amounted to Euro 867 million, maintaining the same rate of turnover as last year, and benefiting from the ongoing efforts to optimize production, despite price cutting. In particular, it was the casual wear segment that, during the fourth quarter, was influenced by an aggressive commercial policy involving a drop in prices and hence the related margins. The gross margin for the sports segment was up by 2.2 percentage points, from 32.2 to 34.4%, as a result of improved performance in sports equipment.

Variable selling costs totaled Euro 123.7 million, or 6.2% of sales, posting yet another improvement mostly due to the lower costs incurred in the sports sector. As a percentage of sale, expenses in the casual wear sector were in line with the previous year.

General and administrative expenses were up by Euro 11 million (+2.2%) compared with 2001.

The more significant increases related to rents, costs for personnel working in directly-managed stores and significantly higher depreciation charges on investments in the real estate and retail sectors.

Advertising and sponsorship costs amounted to about Euro 102 million compared with Euro 112.6 million in 2001. The decrease is mainly attributable to the sports sector. In the casual wear segment, a portion of the costs that used to go toward Group brand building was devoted to product promotion in support of the development and management of the megastore network.

Income from operations, totaling some Euro 242.6 million, came to 12.2% of sales, 1.4 percentage points lower than in the previous year. Income from operations in the casual wear segment was still significantly affected by general expenses relating to retail, while the operating loss in the sports sector improved by 5.1% as percentage of sales.

The overall result of foreign exchange management was a net gain of Euro 8.6 million; this reflected the policy of hedging exchange risks and was principally influenced by currency market fluctuations during the period. In particular, there was a significant variation in the dollar and the yen with respect to the beginning of the year.

Net financial charges, which increased from 1.7 to 2.0% of sales, were influenced by the sale and maturity of some investments in securities bearing particularly good rates. The Group's average net indebtedness was substantially unchanged with respect to the previous period, despite the investment in support of retail operations, while the end-of-period indebtedness showed a marked improvement.

Other charges were mostly due to restructuring operations involving the sports segment. Plans for the sale of the businesses made it necessary to adjust the value of all components in the sports equipment sector to their disposal value and to take account of the related divestment costs.

The tax rate was influenced by the major impact of partially tax undeductible extraordinary items, deriving from the valuation at their realizable value of intangible and tangible fixed assets pertaining to the sports sector.

The net loss of Euro 9.8 million particularly reflected the aforementioned extraordinary operations. The 2001 financial year had closed with net income of Euro 148.1 million.

Without these extraordinary items, Group net income in 2002 would have amounted to approximately Euro 128 million.

> *Financial situation - highlights.* The more important elements of the balance sheet, with comparative figures as of December 31, 2001, are as follows:

(millions of Euro)	12.31.2001	12.31.2002	Change
Working capital	811	798	(13)
Assets due to be sold	-	114	114
Total capital employed	1,896	1,768	(128)
Net indebtedness	640	613	(27)
Shareholders' equity	1,241	1,141	(100)
Minority interests	15	14	(1)

The effect of the operation to restructure the sports segment, amounting to Euro 114 million, representing the total realizable value of the assets due to be sold, is shown separately from working capital.

The change in capital invested is due to the combined effect of the following factors:
- additions to tangible and intangible fixed assets by way of investments totaling approximately Euro 170 million;
- amortization, depreciation, writedowns and disposals of Euro 133, 69 and 20 million respectively;
- increase of Euro 37 million in operational reserves.

Net indebtedness amounted to Euro 613 million, down by over Euro 27 million (-4.2%) compared with the previous year. Average annual indebtedness was substantially in line with that of the previous year.

> 2001 compared to 2000

The increase in Benetton Group revenues was mainly attributable to the casual wear sector (9.5%); this result was mainly obtained in the European markets, which reported double-digit growth for the children's wear and Sisley labels.

In contrast, the sports segment reported a downturn in revenues, mainly due to sales of in-line skates whose market is suffering from a sharp contraction in demand. Other sporting products lines were affected by a drop in sales, reflecting trends in their respective markets.

The Group's gross margin remained over 43% of sales exceeding Euro 900 million, with an increase of almost Euro 30 million over 2000. Despite the decline in margins in the sport segment, the gross margin benefited from the improvement in the casual wear sector, where the gross margin came to 46.5%, versus 46,0% 2000.

Variable selling costs, totaling Euro 133.4 million, came to 6.3% of sales, with the related improvement mostly due to lower costs in the sports sector.

General and administrative expenses increased by almost Euro 60 million compared with 2000.

This increase was mainly due to costs associated with property development and the direct management of stores, following the sharp acceleration in new openings in 2001.

The more significant increases in costs related to rents, costs for in-store personnel and the depreciation of investments in the property and retail sectors.

Advertising and sponsorship costs fell from Euro 118.3 million in 2000 to Euro 112.6 million in 2001, mainly in the sport sector.

Income from operations, Euro 285.6 million, represented 13.6% of sales. Income was 1.7 percentage points lower than the corresponding figure for 2000, mainly due to the higher operating loss in the sport sector. Income from operations in the casual wear segment was hurt by the rise in general expenses related to commercial expansion, with the associated revenues not yet sufficient to absorb these costs.

The overall result of foreign exchange management was a net gain of Euro 7 million; this reflected the policy of hedging exchange risks and was principally influenced by fluctuations during the year in the U.S. dollar and Japanese yen.

The increase in net financial charges was due to the Group's higher amount of average net indebtedness, resulting from the sizeable investments in support of its commercial operations.

Other expenses included an extraordinary expense of Euro 14.7 million resulting from certain legal settlements and reorganization expenses relating to some of the Group's companies. Extraordinary income in 2000 was largely the net product of the capital gain on the disposal of Benetton Formula Ltd., and extraordinary expenses arising from the settlements with Eco Swiss China Time Ltd. and Bulova Corporation, from restructuring and from the settlement of legal disputes.

The Group's net income, net of the above extraordinary items, amounted to Euro 162.8 million, compared with Euro 174.1 million in 2000.

> Critical Accounting Policies

We have identified our most critical accounting policies to be those related to inventory valuation, asset impairment, income taxes and deferred Income taxes.

> *Inventory Valuation Method*

Inventories are stated using the cost method, which values inventories at the lower of the purchase or manufacturing cost (generally determined on a weighted average basis and their market value). Market value is determined based on the net realizable value, which generally is the merchandise selling price and includes any manufacturing costs to be incurred. The Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and uses markdowns to clear merchandise. Inventory value is reduced immediately when the selling price is marked down below cost. The Company's estimate of shortages can be affected by changes in merchandise mix and changes in actual shortage trends.

> *Asset Impairment*

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the discounted future cash flows of the asset. Should a decision be made to close a store or facility, the result would be to accelerate depreciation over the revised useful life. Should locations be closed which are under long-term leases, the Company would record a charge for lease buyout expense or the difference between its rent and the rate at which the Company expects to be able to sublease the properties and related costs, as appropriate. The Company's estimate of future cash flows is based on its experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by future economic conditions that can be difficult to predict.

> *Income Taxes*

The Company records reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and appeals with taxing authorities may affect the ultimate settlement of these issues. The Company's effective tax rate in a given financial statement period may be impacted by changes in the mix and level of earnings.

> Deferred Income Taxes

Deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws in each of the relevant jurisdictions. Deferred income taxes reflect the Company's assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is reasonably certain that some portion or all of the deferred tax assets will not be realized. Actual income taxes could vary from these estimates due to future changes in income tax law or results from final review of the Company's and its subsidiaries' tax returns by taxing authorities.

The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. However, if the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Management believes these critical accounting policies, among others, affect its more significant decisions and estimates used in the preparation of its consolidated financial statements.

> Recent Accounting Pronouncements

> SFAS No. 141, Business Combinations

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Borderds ("SFAS") No. 141, "Business Combinations" ("SFAS 141") which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", and amends or supersedes a number of related interpretations of APB 16. SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within scope of SFAS 141 be accounted for using only the purchase method and changes the criteria to recognize intangible assets apart from goodwill. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. Management has assessed the impact of the adoption of SFAS 141 on its consolidated financial statements and believes the effect is not material.

> SFAS No. 142. Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In particular, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. For the Company, the effective date was the fiscal year beginning January 1, 2002 at which date the Company stopped the amortization of purchased goodwill. At December 31, 2001, the Company's unamortized purchased goodwill balance and consolidated differences was Euro 19.1 million. In June 2002, the Company completed its impairment tests of goodwill, calculated as of January 1, 2002, as required by SFAS 142. In doing so, the Company determined that its goodwill balances were not impaired; therefore no transitional impairment charge was recorded. The Company performs the annual impairment tests of goodwill required by SFAS 142 as of year-end. The Company determined based on its December 31, 2002 test that its goodwill balances were not impaired.

At December 31, 2002, the Company's unamortized purchased goodwill balance and consolidated differences were Euro 20.6 million.

The following reflects net result for the periods prior to adoption of SFAS 142 adjusted to exclude amortization of goodwill (in thousand Euro):

	Year Ended December 31,	
	2001	*2000*
Reported net income (loss)	154,678	240,411
Add back: Goodwill amortization	1,208	1,503
Pro forma net income (loss)	155,886	241,913

Upon adoption of SFAS 142 on January 1, 2002, the Company reevaluated its amortizable intangible assets and determined that their remaining useful lives were appropriate.

> SFAS No. 143, Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. For the Company, the effective date of SFAS 143 would be the fiscal year beginning January 1, 2003. The Company believes that the impact of the adoption of this new standard is not material.

> SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned to be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Future operating losses are no longer recognized before they occur. For the Company, the effective date of SFAS 144 was the fiscal year beginning January 1, 2002. Management has assessed the impact of the adoption of SFAS 144 on its consolidated financial statements and believes the impact is not material.

> SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections

In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in Accounting Principles Board Opinion No. 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to the Company. The provisions of SFAS No. 145 as they relate to the rescission of SFAS 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. Management does not expect SFAS 145 to have a material impact on the Company's consolidated financial statements.

> SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. The standard is effective for fiscal years beginning after December 31, 2002. The Company does not expect the future adoption of this standard to have a material effect on its financial position or results of operations.

> *SFAS No. 148, Accounting for Stock – Based Compensation*

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation --Transition and Disclosure, an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. This Statement shall be effective for financial statements for fiscal years ending after December 15, 2002. Management does not expect to have impact on the consolidated financial statements. The Company does not grant stock-based compensation to employees.

> *SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities*

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities*"*. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The Company is in the process of analyzing the impact of adopting this Statement.

> *SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*

In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity*"*. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company is in the process of analyzing the impact of adopting this Statement.

FASB Interpretation

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company is in the process of assessing the impact of adopting FIN 45.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities. FIN 46 explains the concept of a variable interest entity and requires consolidation where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after January 31, 2003, and applies to non public enterprises as of the end of the first annual reporting period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Upon adoption of FIN 46, certain variable interest entities could be required to be included in our consolidated financial statements.

B. Liquidity and capital resources

In 2002 Benetton utilized funds from operations and borrowings to finance capital expenditures and the expansion of its commercial activities.

The Group's cash and cash equivalents as of December 31, 2002 amounted to Euro 284 million, with an increase of about Euro 27 million compared to December 31, 2001. Cash and cash equivalents are mainly held in Euro. Cash and cash equivalents include liquidity, securities and other financial receivables that are not held as fixed assets.

Cash provided by operating activities increased to Euro 245 million in 2002 from Euro 217 million in 2001.

The Group's investing activity absorbed Euro 157 million in 2002 (as compared to Euro 277 million in 2001). These figures reflect the Group's commitment to the development of the commercial network through the acquisition of stores and megastores.

The following table sets forth the Group's financial debts by maturity year.

(thousands of Euro)	Short and Long term debt	Capital lease obligations	Total financial debts by expiry year
2003	88,981	4,608	93,589
2004	1,642	4,794	6,436
2005	301,098	5,039	306,137
2006	554	4,965	5,519
2007	500,326	5,972	506,298
2008 and beyond	374	4,503	4,877
Total	**892,975**	**29,881**	**922,856**

Debts expiring in 2003 are mainly related to a short term loan. Debts expiring beyond 2006 is mainly related to a long term loan of Euro 500 million granted by a pool of banks.

In the early part of 2002, the Company sold its entire holding of treasury shares at an average price of Euro 13.89 per share, realizing an overall loss of around Euro 0.7 million. During the second half of the year, the Company purchased 154,953 of its own shares at an average price of Euro 10.388 for a total amount of Euro 1.6 million; all the shares were later sold at an average price of Euro 10.422 with a gain of about Euro 5,000.

Other then as stated above, the Company did not purchase or sell shares or quotas in parent companies, directly or through subsidiaries, nominee companies or third parties in the course of 2002.

Benetton's policy is to maintain a certain degree of flexibility in its funding process by using a variety of financial instruments depending on market conditions. The Group uses instruments of modern portfolio management in allocating part of its temporary liquidity in treasury shares and interest-bearing securities. Interest rate swaps and forward rate agreements are used to manage the risks arising from changes in interest rates. Foreign currency exposures are managed by means of forward contracts and currency swaps. See "Item 11. Quantitative and qualitative disclosures about market risk".

At December 31, 2002 the Company had working capital of Euro 912 million, and unused and uncommitted bank credit facilities of approximately Euro 700 million.

The management of Benetton believes that its working capital is sufficient to meet the Company's requirements for the present and the foreseeable future. Furthermore, management expects that cash flow and medium-term financing arrangements will meet the Company's future debt obligations. The Group's capital requirements are primarily dependent on management's business plans regarding the levels and timing of capital expenditures and investments. Benetton is not currently subject to any commitment for capital expenditures which is individually material to the Group.

There are not legal or economic restrictions on the ability of Benetton's subsidiaries to transfer funds to the Company in the form of cash, loans or advances. According to some European countries' law dividends or profit distribution may only be made to the extent that the shareholders' equity of the relevant company exceeds the amount of the issued capital and the legal reserve.

C. Research and development, patents and licenses

> Research and development

The Company is strongly committed to continuous technological and design innovation of its products. Each year the product range is supported by new models and accessories in order to address new consumer demands and suggest new solutions for innovation-sensitive customers. Benetton's cost of research and development are included in its production costs and are not separately recorded.

In addition, in 2001 and 2002 the commitment of Benetton's 300 researchers was mainly dedicated to transferring to natural fibres the easycare and easywear characteristics of synthetics. This allows for instance to the easy ironing of such garments like jackets or no ironing of shirts and skirts.

Benetton's staff is involved in finding new fabrics as well as new processes to give consumers innovative products which respond and anticipate today's needs. Some examples are represented by the new "one-size" Undercolors lines developed in collaboration with Nylstar (the first European producer of polyamide threads) which utilize a truly revolutionary fibber, Meryl ®SkinlifE (a bacteriostatic, i.e. a fibber which maintains the natural level of bacteria presence on the skin, regardless of activity levels).

On the sport side Playlife launched a new creation of unisex stretch shoes called Playstretchy. Thanks to innovative construction techniques devised and developed by Playlife, Playstretchy is the first shoe that automatically gets longer, wider or roomier, molding itself to perfectly adapt to variations in the shape of the foot during the day. This is made possible by a new sole made of separate segments that move according to need, getting longer, wider, adjusting their position. The upper material is made of a special stretch material with the appearance of shiny or aged leather or suede, depending on the model.

Benetton's attention to everyday consumer needs is also demonstrated by its co-operation with Ace (part of the Procter & Gamble group), for testing bleach effects on colors and fibres. This venture has evolved into a co-marketing advertising campaign.

> **Patents and licenses**
Benetton owns trademarks covering its brand names and various international patents with respect to different technologies relating primarily to sports equipment. In order to defend and preserve its intellectual property rights, the Group has from time to time turned to trademark and patent protection. Benetton also licenses its trademarks to third parties for the production of garments in certain countries and for the distribution of products worldwide.

D. Trend information

> **Recent developments**
The uncertain trend on national and international markets caused the Group's net sales in the first quarter of 2003 to fall by 0.7% to Euro 444 million, down from Euro 447 million in the corresponding period in 2002. Sales in the casual segment amounted to Euro 340 million (Euro 338 million in the same quarter of 2002). The sports sector posted a slight decline in sales of around 2.8%.
The Group invested some Euro 66 million in tangible and intangible fixed assets during the first three months of 2003, compared with Euro 55 million in the first quarter of 2002. The majority of these investments (around Euro 59 million, in addition to a figure of some Euro 730 million invested in previous years) went into purchasing, modernizing and renovating buildings for use in retail activities.
Net indebtedness stood at Euro 709 million at quarter end 2003, compared with Euro 756 million as of March 31, 2002 and Euro 613 million at the end of December 2002. The change relative to year end 2002 was partly due to the normal cyclical change in working capital, and partly to investments in the retail sector.
In the first half of 2003 the Company sold the sport equipment business to third parties (see "Sports Sector" in Item 4 above for a more detailed discussion of this sale).
Effective as of May 12, 2003, Silvano Cassano has been appointed as Benetton's new Managing Director of the Company, replacing Luigi de Puppi.

> **Strategic outlook**
In 2003 consolidated sales are expected to be affected by both the aggressive price policy applied on Benetton's two main casual collections and the increase in the sold quantities. Not taking into consideration the effects of the fluctuation of the currency (US Dollar and Japanese Yen), total sales are forecasted to be in line with last year's revenues. In 2003, the equipment sport business will only be consolidated for some months: the Nordica brand for one month, the Prince and Ektelon brands for four months and Rollerblade for six months. The consolidated operating result will thereafter no longer be affected by the sports equipment business operating loss.
Having concluded the process of internal reorganization and rationalization in the early part of the year and sold its businesses in the sports equipment sector, the Group's resources will be exclusively dedicated to its core business of casual and sportswear.

E. Off-balance sheet arrangements

The Group has entered into certain off-balance sheet arrangements in the form of:

- guarantees to third parties;
- sale and purchase commitments.

"Guarantees" includes two guarantees worth approximately Euro 5.2 million issued in connection with the purchase and restoration of a building in Taranto and expiring at the end of April 2003.

The item "Sale commitments" refers to the option to sell a business branch in Pescara expiring at the end of 2003.

Purchase commitments relate to:

- preliminary agreements for the purchase of certain trading companies in various Italian cities for a total of approximately Euro 2.5 million, of which Euro 374,000 have already been paid by way of a downpayment;
- an option to purchase a building in Barcelona for approximately Euro 28.1 million, of which Euro 2.8 million have already been paid in advance; the building was purchased in January 2003;
- purchase of a building in Vienna for the amount of Euro 13.1 million; the building was purchased in February 2003.

Item 6: Directors, Senior management and Employees

A. Directors and senior management

The Company's Articles of Association provide for the Board of Directors to consist of a minimum of 3 and up to a maximum of 11 directors. Directors may be appointed for a period not exceeding 3 years and may be re-elected.

The Company's Board of Directors in office as at December 31, 2002 comprises of 11 directors as set forth below.

Name and Surname	Date of birth	First elected	Office
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Luigi de Puppi	03.08.1942	2001	Managing Director
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Alessandro Benetton	03.02.1964	1998	Director
Gianni Mion	09.06.1943	1990	Director
Angelo Tantazzi	06.08.1939	1995	Director
Ulrich Weiss	06.03.1936	1997	Director
Reginald Bartholomew	02.17.1936	1999	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director

Luciano Benetton, Gilberto Benetton and Carlo Benetton are brothers; Giuliana Benetton is their sister; Alessandro Benetton is Luciano Benetton's son. Luciano Benetton, Gilberto Benetton, Carlo Benetton and Giuliana Benetton are the founders of the Company.

Effective as of May 12, 2003, Luigi de Puppi is no more Managing Director of the Company and Angelo Tantazzi is no more Director of the Company.

As of the same date Silvano Cassano replaced Luigi de Puppi as Managing Director and Sergio De Simoi replaced Angelo Tantazzi.

Mr. Silvano Cassano began his professional experience at Hertz in Italy in 1978 and after a period with American Express in Rome and then with Dial, he was asked to return to Hertz in 1990 as head of the Italian market. In 1999 he became General Manager Europe, handling in particular Hertz's relaunch in the British and German markets. From 2000 he directed the entire financial services sector for Fiat Auto, firstly as Managing Director of Fidis and later, from 2002, as Chairman of the Consumer Services Business Unit.

Mr. Sergio De Simoi has served as C.F.O. of Edizione Holding S.p.A. from 1989 to 2001. He has an economics degree from Ca' Foscari University in Venice. He is a board member of Autostrade S.p.A., 21 Investimenti S.p.A., Schemaventotto and other Edizione Holding S.p.A. foreign associated. In the past he has been C.F.O. in Chiari & Forti S.p.A. and Stefanel S.p.A.

Mr. Reginald Bartholomew has served as Director since 1999. Prior to becoming a Vice Chairman at Merrill Lynch, he had served in the United States government for almost 30 years in various capacities in the White House and the Secretaries of State and Defense. He was United States Ambassador to Italy during the first term of President Clinton.

Mr. Alessandro Benetton, the son of Mr. Luciano Benetton, joined the Group as Director in 1998. After graduating from Boston University he received a master's degree in Economics and Business at Harvard University.
He is the Chairman of 21 Investimenti S.p.A. and a member of the Boards of Directors of Edizione Holding S.p.A., Autogrill S.p.A. and Banca Nazionale del Lavoro.

Mr. Luigi Arturo Bianchi has served as Director since April 28, 2000. He received his degree in law, summa cum laude, from Milan University. He is a professor of commercial law at Bocconi University in Milan. As a lawyer at the law firm of Bonelli Erede Pappalardo in Milan, he gives advice, in particular, with respect to corporate matters, bankruptcy proceedings and banking law. He is a member of the Control Committee of the Borsa Italiana S.p.A., of the Board of Directors of Banca Nazionale del Lavoro S.p.A., of the Editorial Committee of the legal magazine "Rivista delle Società" and of the Scientific Committee of the journal "Legal Control of Accounts".

Mr. Gianni Mion has served as Director since 1990. He graduated from Venice University in 1966 with a degree in Economics.
He joined Edizione Holding S.p.A. as Managing Director in 1986. He is member of the Board of Directors of Autogrill S.p.A., Edizione Property S.p.A., 21 Investimenti S.p.A., Autostrade S.p.A. and Sagat.

Mr. Angelo Tantazzi has served as Director since 1995. After receiving his degree from Bocconi University in Milan in 1962, he studied at the Brookings Institute in Washington. He is an Associate Professor of Political Economy at the University of Bologna. He is the Chairman of Borsa Italiana S.p.A., the Chief Executive Officer of Prometeia Calcolo and a member of the Board of Directors of several financial institutions. He has worked as a consultant to many Italian government agencies and has been a member of the Board of Directors of the Central Statistical Office.

Mr. Ulrich Weiss has served as Director since 1997. After graduating from Hamburg University with a degree in Business Administration, he joined Deutsche Ueberseeische Bank, a part of the Deutsche Bank Group. He was a member of management of the Frankfurt branch of Deutsche Bank. From 1979 until his retirement in 1998, he was member of the Board of Managing Directors of Deutsche Bank. He is currently a member of the Advisory Board of Deutsche Bank and of other Supervisory Boards and Boards of Directors in Germany and Italy.

The term of the current Directors expires at the meeting when the Company's shareholders approve the financial statements for the year ending December 31, 2003.

The executive officers of the Company, as of December 31, 2002, are set forth below (in alphabetical order).

Name	Date of birth	Since	Responsible for
Mauro Benetton	06.14.1962	1993	Marketing Officer
Pierluigi Bortolussi	08.29.1946	1983	Chief Legal, Corporate Affairs and Tax Officer
Giancarlo Bottini	07.07.1942	1995	Finance Director
Biagio Chiarolanza	07.17.1962	2001	Administration and Control Officer
Giancarlo Chiodini	01.20.1941	1986	Logistics Officer
Dino Manzon	05.30.1946	1997	Sport Production Officer
George Napier	09.05.1952	2001	Chief Executive Officer Benetton Sportsystem USA Inc.
Arrigo Rigon	03.27.1941	2001	Human Resources and Internal Organization Officer
Amerino Zatta	03.22.1947	1999	Casual Production Officer

Starting from May 2003, Pier Francesco Facchini (C.F.O.), Ariodante Valeri (Commercial Officer) and Maximo Ibarra (Marketing and Strategies Officer) are new executive officers of the Company.

B. Compensation

Aggregate compensation paid by the Company to its directors and executive officers as a group (20 people) was approximately Euro 9.3 million (approximately Usd 9.8 million) in 2002. No compensation related to 2002 results was paid to directors and executive officers pursuant the Company's Management Incentive Plan. The aggregate compensation amount above excludes the provision for termination indemnities required by Italian law, a part of every employee's normal remuneration, the payment of which is deferred until the date of termination of employment. The amount of the termination indemnities, which are payable in full regardless of the reasons for the termination of service, is determined by an employee's length of service and the overall rate of his latest annual remuneration. The provision for termination indemnities is charged to expenses on an accrual basis. There are no provisions for pension or other retirement benefits for directors or officers.

C. Board Practices

> **Corporate Governance**

Once again in fiscal year 2002 the Benetton Group dedicated special attention to corporate governance rules. It adopted the main innovations introduced during the year by the Code of Conduct for Listed Companies (Codice di Autodisciplina delle Società Quotate) and adapted the managerial and decision-making aspects of its organization systems accordingly.

The Corporate Governance system, as described below, follows sound management and information principles, implemented through periodic review of the efficiency and effectiveness of the Corporate Governance rules.

> *Ownership of the Company.* As described more specifically under the section of the Directors' Report for the fiscal year 2002 entitled "Ownership of the Company" and based on the last available survey, Edizione Holding S.p.A. and its parent company Ragione S.A.p.A. di Gilberto Benetton & C. hold, respectively, stakes of 67.144% and 2.203% in the Company.

> *Board of Directors. Directors. Offices and Delegation of Powers.* During fiscal year 2002, the Board of Directors held eight meetings, during which it discussed and approved industrial and financial strategic plans, organizational proposals and general policies regarding the management of human resources, the corporate structure of the Benetton Group, business trends, extraordinary operations, and quarterly and half-year results. At these meetings, the Executive Directors fully informed the Board of Directors and the Board of Statutory Auditors with respect to any transactions that were atypical, unusual or with related parties.

When Board meetings are held, Directors are supplied, in reasonable advance, with the documentation and information necessary to enable the Board to take an informed decision on the matters submitted to it for review.

Transactions of particular importance with respect to their business, capital and financial features are submitted to the Board of Directors beforehand for approval.

In compliance with company by-law provisions, the present Board of Directors, which will remain in office until shareholders' approval of year-end financial statements for the year ending on December 31, 2003, consists of 11 (eleven) Directors. Of these, the Chairman (Luciano Benetton) and the Deputy Chairman (Carlo Benetton), hold wide executive and representative powers. The Managing Director (as of May 12, 2003, Silvano Cassano) has been entrusted with more detailed powers concerning routine management. The Directors Gilberto Benetton and Giuliana Benetton hold positions concerning, respectively, Group companies' financial strategy and design and styling guidelines for the various product ranges.

There are six Non-Executive Directors in office (Reginald Bartholomew, Alessandro Benetton, Luigi Arturo Bianchi, Gianni Mion, Sergio De Simoi and Ulrich Weiss). Four of them (Reginald Bartholomew, Luigi Arturo Bianchi, Sergio De Simoi and Ulrich Weiss) are "independent" vis-à-vis Company ownership and management, in accordance with the dictates of the Code of Conduct for Listed Companies, and actively participate in Board activities.

Since May 12, 2003 the Board's members Giuliana Benetton and Carlo Benetton have no more executive and representative powers. As already indicated under letter A. Silvano Cassano replaced Luigi de Puppi as Managing Director of the Company and Sergio De Simoi has been appointed Director after Angelo Tantazzi's exit.

The following table lists Directors who also hold offices in other non-group companies, also indicating the offices held. The table includes Directors appointed in the Shareholdings' Meeting on May 12, 2003.

Director	Office	Company
Luciano Benetton	- Director	Prada Holding N.V., 21 Investimenti S.p.A., Edizione Holding S.p.A.
Carlo Benetton	- Deputy Chairman - Director	Edizione Holding S.p.A. Tecnica S.p.A. (since 2003)
Luigi de Puppi	- Chairman - Director	Veneta Factoring S.p.A. Ferriere Nord S.p.A., Società Editoriale FVG S.p.A., Banca Friuladria S.p.A., S.I.P.A. S.p.A.
Gilberto Benetton	- Chairman - Deputy Chairman - Director	Autogrill S.p.A., Edizione Holding S.p.A. Olimpia S.p.A., Olivetti S.p.A., Telecom Italia S.p.A. Banca Antoniana Popolare Veneta S.p.A., Mediobanca S.p.A., Schemaventotto S.p.A., HMS Host Corp., Lloyd Adriatico S.p.A., Autostrade S.p.A., Beni Stabili S.p.A., A.C.E.S.A. Infraestructuras, Pirelli S.p.A., Editoriale Il Gazzettino S.p.A.
Giuliana Benetton	- Director	Edizione Holding S.p.A.
Alessandro Benetton	- Chairman and Managing Director - Chairman - Director	21 Investimenti S.p.A., 21 Investimenti Partners S.p.A. 21 Partners S.G.R. S.p.A. Edizione Holding S.p.A., Autogrill S.p.A., Sirti S.p.A., Permasteelisa S.p.A., B.P.VI. Fondi S.G.R. S.p.A.
Reginald Bartholomew	- Director	Pirelli & C. Real Estate S.p.A.
Luigi Arturo Bianchi	- Director	Anima S.G.R. S.p.A., Assicurazioni Generali S.p.A. (since 2003)
Gianni Mion	- Deputy Chairman - Managing Director - Director	Tim S.p.A. Edizione Holding S.p.A., Schemaventotto S.p.A. 21 Investimenti S.p.A., Autogrill S.p.A., Autostrade S.p.A., Banca Antoniana Popolare Veneta S.p.A., Host Marriot Services Corp., Interbanca S.p.A., Olivetti S.p.A., Seat Pagine Gialle S.p.A., Telecom Italia S.p.A., 21 Partners S.G.R. S.p.A., Fondazione Cassa di Risparmio di Venezia (since 2003)
Angelo Tantazzi	- President - Deputy Chairman - Director	Borsa Italiana S.p.A., Monte Titoli S.p.A., Fondazione Cassa di Risparmio di Carrara Casa Editrice Il Mulino Banca Popolare dell'Emilia Romagna
Ulrich Weiss	- Chairman - Deputy Chairman - Director	O&K Orenstein & Koppel AG -Heidelberg (expired beginning 2003) Südzuker AG -Mannheim Ducati Motors S.p.A., Piaggio S.p.A., HeidelbergCement AG -Heidelberg-, Continental AG -Hannover-, Bego Medical AG -Bremen-, ABB Asea Brown Boveri AG -Mannheim- (expired beginning 2003)
Sergio De Simoi	- President - Director - Statutory Auditor's Member	Brazos Enterprise Corp. USA Autostrade S.p.A., Edizione Finance International SA, Edizione Participations SA, Schemaventotto S.p.A., Tripray Ltd., Edizione Real Estate NV, 21 Investimenti Partners S.p.A., 21 Investimenti S.p.A., Edizione Realty Corp. USA. Olimpia S.p.A.

> Compensation Committee and Committee for Proposed Appointments of Directors. For fiscal year 2002, compensation for individual Directors was established by the Board of Directors, as indicated in Note 26 to the Consolidated Financial Statement of the Benetton Group, following the determination of the aggregate compensation for the Board of Directors' by the Shareholders at the General Meeting in accordance with the By-laws. The Board of Directors, in compliance with the Code of Conduct for Listed Companies, set up a Compensation Committee with the tasks indicated by the Code: in the absence of the Directors involved, the Committee makes proposals pertaining to the compensation of the Managing Directors and of the Directors with specific assignments. Moreover, the Committee, following the instructions of the Managing Directors, fix the criteria for the top management's compensation. In its performance of this activity the Committee may engage outside advisers.

The members of the Compensation Committee are Reginald Bartholomew, Ulrich Weiss and Gianni Mion, all of whom are non-executive Directors.

Directors are appointed on the basis of a list that is held at the Company's registered offices prior to the Shareholders' Meeting, accompanied by a comprehensive outline of the personal and professional qualifications of the persons on the list.

Given the Company's present ownership structure, the Board of Directors has not yet deemed it appropriate to establish a Committee for Proposed Appointments of Directors.

> Internal Audit. Internal Audit Committee. In 2001 the Board of Directors set up the Internal Audit Committees, formed by the Directors Ulrich Weiss, Luigi Arturo Bianchi, and Angelo Tantazzi (as of May 12, 2003, Sergio De Simoi), all of whom are non-executive Directors and independent from the issuer or any subsidiary thereof and their respective management in accordance with the requirements of US federal law. In addition to the Internal Audit Committee, the Company has selected and appointed the members to the Board of Statutory Auditors, established in accordance with Italian legal provisions (see Item 10 in "Memorandum and articles of association" below for a more detailed description of the Board of Statutory Auditors).

The Internal Audit Committee has the following tasks:
- make proposals for the establishment of an internal audit department responsible for the internal audit and to determine the duties of this department;
- review periodic reports from, and the executive plan of, the persons responsible for the internal audit, as well as to promote actions for the improvement of the internal audit system;
- report to the Board of Directors, at least every 6 months, in connection with its approval of year-end financial statements and the interim report, on the activities carried out and on the adequacy of the internal audit;
- monitor compliance with, and periodic revision of, corporate governance rules;
- verify, together with the head of the administrative function and the internal auditor, the adequacy of accounting principles;
- assess, together with the head of the administrative function and the internal auditor, proposals submitted by independent auditing firms for assignment of the independent audit, making a recommendation for assignment of the task that the Board of Directors has to submit to the Shareholders' Meeting;
- evaluate the results presented in the independent auditor's report.

During fiscal year 2002 the Committee performed its tasks under the chairmanship of Mr. Ulrich Weiss, in compliance with the rules of operation adopted by the Committee.

The functionality and adequacy of the internal audit system were assured by the Managing Director. Organization and information systems were found to be able to assure, also as regards subsidiaries, monitoring of the administrative and accounting system and of the central and decentralised organizational structure. Work continued on mapping of risks concerning all Group companies' businesses, as did operational and budget control of individual businesses and auditing of internal auditing systems by outside auditors. Non-executive Directors, the Board of Statutory Auditors, and the independent auditing firm all received adequate information in this respect.

In order to improve the effectiveness and efficiency of its internal auditing system, in early fiscal year 2003 the Company introduced the Internal Auditor position.

> Handling of Confidential Information. All confidential information is managed by the Managing Director, upon consultation with the Chairman. Together, the Managing Director and the Chairman also ensure that controls are carried out with regard to the classification of confidential information in accordance with current legislation.

The Managing Director supervises legal compliance with respect to proper disclosure of information relating to the Company and, to this end, arranges and co-ordinates all suitable action by the various internal structures.

The Board of Directors approves all press releases relating to resolutions on the year's financial statements, the interim report, and the quarterly report, as well as extraordinary decisions or operations that are subject to the approval of the Board of Directors.

All communications to and relations with the press, institutional investors and individual shareholders are conducted by the Media and Communications Department and the Investor Relations Department, respectively.

During fiscal year 2002, implementing the "Regulation for Markets Organized and Managed by Borsa Italiana S.p.A." (Regolamento dei Mercati Organizzati e Gestiti da Borsa Italiana S.p.a.), the Board of Directors officially adopted the "Code of Conduct for Internal Dealing". This is designed to regulate obligations of notification and disclosure concerning transactions undertaken in financial instruments issued by Benetton Group S.p.a. by those persons defined by the Code as "important persons".

The notification obligations imposed by the Code on the "important persons" envisage tighter timing and involve wider categories of subjects and securities than does the Regulation of Borsa Italiana S.p.A. Since Benetton Group S.p.A. shares are also listed on the Frankfurt stock exchange, the Code of Conduct also implements the obligations of notification and disclosure envisaged by the Wertpapierhandelsgesetz – WpHG (Securities Trading Act), Section 15a, introduced by the 4. Finanzmarktförderungsgesetz (Fourth Financial Markets Promotion Act).

> *Relations with Institutional Investors and with other Shareholders.* The Investor Relations Department ensures correct management of relations with financial analysts, institutional investors and individual Italian and foreign shareholders. Among other activities, this department co-ordinates activities with financial experts.

> *Code of Ethics.* During fiscal year 2002, the Board of Directors, coming into line with the most advanced standards of corporate governance, officially adopted the "Code of Ethics". This is designed to instill correctness, equity, integrity, loyalty and professional rigor into operations, conduct and ways of working into both relationships inside the Group and those with persons and entities outside the company. The Code places a central focus on compliance with the laws and regulations of the countries where the Group is active, as well as on compliance with company procedures. This code is applicable to the members of the Board of Statutory Auditors, employees of all Group companies together with all those who, - directly or indirectly, permanently or temporarily - have dealings and relationships with the Group or, in any case, who are active in the pursuit of Group objectives. The Code of Ethics is available on the website of the Company www.benetton.com and may be obtained free of charge upon request.

This annual report on Form 20-F will also be available on our website www.benetton.com under the heading Investor Relations.

D. Employees

At December 31, 2002, the Group employed 7,284 persons as compared to 7,666 and 6,913 at December 31, 2001 and December 31, 2000, respectively.

Approximately 4,730 people were employed in Italy. At the end of 2002, about 14% of them were members of labor unions. None of the Company's facilities in Italy are operated on a "closed shop" basis. Management considers the Company to have good labor relations and the Company has not experienced work stoppages that have had a material impact on its operations.

In Italy, collective bargaining agreements for blue collar workers and for white collar employees below management level are negotiated between unions and national associations of the companies within a particular industry. The most recent agreement regarding "Sistema Moda Italia" (broadly corresponding to the textile industry), which covers most of the Group's employees in Italy, was signed in 2000. The agreement, which will expire on December 31, 2004 with respect to its economic and regulatory provisions, increased the cost of labor on average about 1 % in 2002 compared to 2001.

The decrease in the number of employees in 2002 is mainly related to the Retail Division in the Group.

	Casual		Sport		Other Business		Total	
	Full time	Part time	Full time	Part time	Full time	Part time	Full time	Part time
Italy	2,199	123	345	12	1,995	54	4,539	189
Europe	1,063	310	159	2	7	1	1,229	313
America	10	-	146	-	-	-	156	-
Rest of the World	688	143	27	-	-	-	715	143
Total	3,960	576	677	14	2,002	55	6,639	645

For "Other Business" the split is made considering the legal entities included in this category.

E. Share ownership

The directors Luciano, Gilberto, Giuliana and Carlo Benetton, indirectly hold equal interests in the entire share capital of Edizione Holding S.p.A., the parent company of Benetton Group S.p.A. and joint owner with Ragione S.A.p.A. di Gilberto Benetton e C. of 69.347% of its share capital.

The Benetton family directors - Luciano, Gilberto, Giuliana and Carlo Benetton (and their not legally separated consorts and children who are minors) - have not held shares or quotas in Benetton Group S.p.A. or in subsidiary companies, neither directly nor through subsidiaries, trust companies, or third parties, except as mentioned below with respect to Mr. Gilberto Benetton and Mr. Alessandro Benetton.

As indicated in the statements received, during 2002 no other equity investments in the Company have been held by its other directors and statutory auditors, except those indicated in the table below:

Name and surname	Number of shares held as of December 31, 2001	Company in which shares are held	Shares Acquired during 2002	Shares sold during 2002	Number of shares held as of December 31, 2002	Basis of ownership
Gilberto Benetton	45,000	Benetton Group S.p.A.	-	-	45,000	property
Alessandro Benetton	400	Benetton Group S.p.A.	-	-	400	property
Ulrich Weiss	3,500	Benetton Group S.p.A.	-	-	3,500	property
Dino Sesani	436	Benetton Group S.p.A.	-	-	436	property

There are currently no stock-option plans involving the Company's shares.

Item 7: Major Shareholders and related party transactions

A. Major Shareholders

The following table sets forth as of May 5, 2003 ownership in excess of 5% of the outstanding registered voting securities of the Company:

Title of class	Identity	Shares owned	Percentage
Ordinary Shares	Edizione Holding S.p.A.	121,905,639	67.144% [1]

(1) As reported by the shareholder to CONSOB (the Italian securities regulatory authority).

Edizione is a private Italian holding company wholly owned by the Benetton family, with its corporate headquarter and main office in Treviso, Italy. There have been no changes in the percentage ownership held by Edizione during the past three fiscal years. In light of Edizione's ownership of Ordinary Shares and the director and executive officer positions held by certain members of the Benetton family, Edizione and the Benetton family control the Company.

The breakdown of ownership by shareholder nature and by the size of shareholding is highlighted in the following tables:

Shareholders by class	%
Edizione Holding S.p.A. and Ragione S.A.p.A. di Gilberto Benetton e C. [2]	69.347
Institutional investors and banks	24.655
Individuals and others	5.998

(2) Ragione S.A.p.A. is the controlling shareholder of Edizione Holding S.p.A.

To the best of the Company's knowledge, to date there are no arrangements which may result in a change of control of the Company.

On July 7, 1998, Edizione Participations S.A. (formerly Edizione Finance S.A)., a Luxembourg Company that is wholly owned by Edizione, issued Italian Lire 600 billion (around Euro 310 million) of Guaranteed Exchangeable Notes due July 8, 2003 (the "Edizione Notes") at 100% of principal amount maturing in five years and accruing interest at an annual rate of 2%. Edizione is guarantor of the Edizione Notes. The Edizione Notes will be exchangeable for Ordinary Shares of the Company at any time after July 7, 2000 until the maturity date at a rate of 11,214,953 Company shares per Italian Lire 600 billion principal amount of Edizione Notes. Edizione Participations S.A. has the right to pay, in lieu of delivery of the Company's Ordinary Shares to any noteholder who has exercised its exchange rights, the cash value of the Company's Ordinary Shares that would otherwise be deliverable on the settlement date. To the best of the Company's knowledge, no directors or officers of the Company hold any of these Edizione Notes.

There are no other options outstanding to purchase Ordinary Shares from the Company or any of its subsidiaries.

B. Related party transactions
The Benetton Group had trading and financial dealings with other subsidiaries of Edizione Holding S.p.A. and with other parties which, directly or indirectly, are linked by common interests with the majority shareholder. Trading relations with such parties are conducted on an arm's-length basis.
These transactions relate primarily to services.

The relevant totals appear below:

(thousands of Euro)	2000	2001	2002
Accounts receivable	2,893	5,248	1,614
Accounts payable	1,469	199	867
Purchases of raw materials	3,660	3,599	3,725
Other costs and services	13,295	14,261	13,031
Sales of products	3,229	1,713	76
Revenue from services and other income	1,097	19,851	773

> Interest of management in certain transactions
The Group has engaged in certain transactions which mainly relate to manufacturing and commercial activities with enterprises directly or indirectly controlled by, or under influence of, key management personnel. Management believes that the terms and conditions of those transactions to be no less favorable than those which would otherwise have been available from unaffiliated third parties. Furthermore, the value of the transactions is not material to the Group in relation to the aggregate manufacturing costs of the Group. No director, member of key management or associate of such person is indebted to the Group.

Item 8: Financial information

> Consolidated statements and other financial information
Our consolidated financial statements have been audited by independent auditors in accordance with auditing standards generally accepted in the United States and Italy. For a discussion of the principal differences between Italian GAAP and U.S. GAAP relevant to Benetton, please see Note 30 to the consolidated financial statements included elsewhere in this Form 20-F. A consolidated balance sheet is presented for fiscal 2002 and 2001 along with a consolidated statement of income, statement of cash flow and statement of change in shareholders' equity which are presented for fiscal 2002, 2001 and 2000. Reference is made to Item 17 for detailed financial information.

> Percentage of export sales
The Group sells in about 120 countries all over the world. Sales outside Italy are for an amount equal to Euro 1,084 thousand corresponding to 54% of the total revenues of the Group. Sales outside the Euro zone amount to Euro 620 thousand corresponding to 31% of total revenues.

> Legal proceedings

The Group has been a party to a number of lawsuits, primarily with customers, which have arisen in the normal course of business. There are no current or pending legal proceedings which any member of the Group is party or to which any of their assets or properties is subject which, either individually or in the aggregate, are expected by Benetton to have a material adverse effect on its consolidated financial position, liquidity, results of operations or profitability.

> Dividends

The dividend policy of the Company is to maintain a debt/cash flow ratio capable of guaranteeing a high credit rating in order to sustain its strategy of investments in the commercial sector, through a significant strengthening of its distribution network, and preserve a self-financing capability for growth in future years. See "Item 3: Key information" and "Item 10: Additional information"

Item 9: The offer and listing

The Company's Ordinary Shares are listed and traded on the Mercato Telematico Azionario (MTA) the Italian screen-based dealer market ("Telematico"), and the Frankfurt Stock Exchange. The shares were initially listed and traded at the Milan Stock Exchange on July 28, 1986 and at the Frankfurt Stock Exchange on October 14, 1988. American Depositary Shares (ADSs), each representing the right to receive two Ordinary Shares, were initially listed for trading on the New York Stock Exchange on June 8, 1989.

On May 27, 1998 shareholders at the Extraordinary Shareholders' Meeting resolved to split the Company's Ordinary Shares. Therefore the Ordinary Shares' par value (Italian Lire 500 as of December 31, 1997) became Italian Lire 50 resulting in a holder of Ordinary Shares being entitled to receive ten Ordinary Shares for each Ordinary Share owned. Subsequently, the nominal value per Ordinary Share was increased to Italian Lire 250 by the transfer of a portion of the share premium reserve to share capital. As a result of such transactions, effective June 22, 1998, each ADS represented 20 Ordinary Shares.

In application of the resolution of the Extraordinary Shareholders' Meeting of May 8, 2001 and effective May 21, 2001, the Company's share capital has been converted into Euro and immediately after have been reverse split (every ten old shares correspond to one new share). As a consequence, the Company's share capital is now represented by 181,558,811 new Ordinary Shares of 1.30 Euro of nominal value for a total share capital of 236,026,454.30 Euro. In line with the reverse split in the Ordinary Shares the ratio between ADSs and shares has been changed from 1 ADS = 20 Ordinary Shares, to 1 ADS = 2 new Ordinary Shares.

As of December 31, 2002, the Company's share capital amounted to 236,026,454.30 Euro divided into 181,558,811 Ordinary Shares of 1.30 Euro each.

ADSs are evidenced by American Depositary Receipts (ADRs) issued by Morgan Guaranty Trust Company of New York, as Depositary, pursuant to a Deposit Agreement dated May 31, 1989 between Morgan Guaranty Trust Company of New York and the Company (the "Deposit Agreement"). As of the dividend payment date of May 22, 2003 there were 273.486 ADSs outstanding in the United States, representing 546.972 Ordinary Shares (0.30% of the total number of outstanding Ordinary Shares). At that date, there were 98 U.S. registered holders of ADSs.

In 2002, almost all securities of the Company were traded on the Milan's Stock Exchange.

Benetton's market capitalization decreased from Euro 2,309 million at the end of 2001 to Euro 1,543 million as of December 31, 2002.

The Benetton share reference price at the end of 2002 was 8.50 Euro (-33% compared with 12.72 Euro in 2001). The Midex index demonstrated a 18.65% decrease in 2002. The capitalization at the Milan Stock Exchange at the end of 2002 totaled Euro 1,543 million. During the course of the year, average daily share trades totaled approximately 267,634. During the course of the year, the average stock price was 12.19 Euro (15.65 Euro in 2001), remaining remarkably stable in a volatile market. In the last three years, the Benetton stock has decreased in value by 62.67%, while depreciation over the five year period 1998-2002 was 42,69%.

The table below sets forth the high and low closing prices for the Ordinary Shares on the Telematico and the high and low closing prices of the ADSs on the New York Stock Exchange for the periods indicated:

| | Ordinary Shares Telematico [1] Euro | | ADSs NYSE Usd | |
	High	Low	High	Low
1998	21.71	11.80	48.19	28.50
1999	23.22	13.54	46.56	30.88
2000	24.12	18.65	50.38	35.44
2001				
First Quarter	22.51	16.94	42.56	30.05
Second Quarter	18.23	15.06	30.95	26.15
Third Quarter	16.12	9.74	28.00	17.82
Fourth Quarter	12.99	9.79	23.40	17.85
2002				
First Quarter	15.40	12.46	26.90	21.66
Second Quarter	15.90	11.70	28.40	23.28
Third Quarter	12.44	9.37	24.70	18.75
Fourth Quarter	11.15	8.50	22.85	16.80
December 2002	9.67	8.50	19.60	17.61
January 2003	8.98	7.71	19.05	16.81
February 2003	7.94	6.08	17.00	13.00
March 2003	7.07	5.90	15.10	13.00
April 2003	7.76	6.51	16.65	14.09
May 2003	8.68	7.09	20.50	16.95

[1] Closing prices in Euro for 1998 and 1999 have been recalculated converting the Italian Lire amount by the fixed rate of Euro to Italian Lire; closing prices for 2000 and previous years have been adjusted after the one for ten reverse split of the Company's common shares.

Item 10: Additional information

Memorandum and articles of associations

> Organization and Register
Benetton Group S.p.A. is a limited liability company (Società per Azioni) organized under the laws of Italy. The Company is registered in the Treviso Company Register (Registro Imprese di Treviso) under entry number 00193320264.

> Objects and purposes
The Company's objects and purposes, described in Article 3 of its Articles of Association, include the manufacture and sale of clothing and accessories, as well as the manufacture, marketing and distribution of footwear, cosmetics, sports equipment and other items and any other products and services that its trademark brands and distinguishes and other related activities. The purchase, sale, renting out and renting, and management in general of commercial companies for the sale of the products as well as of food products. Activity as domestic and international freight shippers, provision of warehousing, distribution and transport services, also on third parties' behalf; and the import/export of raw materials, semiprocessed and finished products, and of operational and non-operational assets, as well as performance of market studies and analyses relating to the said services' development and optimization.

> Ordinary Shares

The Company's share capital is 181,558,811 Ordinary Shares with par value 1.30 Euro each.

The Company's Articles of Association and applicable Italian law contain, among others, provisions with respect to the Ordinary Shares to the following effect:

> **Capital increases.** The Company's shareholders may increase its share capital in exchange for contributions of cash or property. The Company's Articles of Association require its shareholders to pass an extraordinary resolution to increase its share capital. This increase may include the issue of new shares which enjoy different class rights. The Company's shareholders also may resolve to empower its Board of Directors to increase its share capital up to a predetermined amount. The Company's directors may act on this authority to increase its share capital on one or more occasions for five years from the date of the resolution.

> **Dividends.** The Company's Board of Directors may recommend dividends for approval by its shareholders at a general meeting. The Company's Board of Directors may also declare interim dividends, so long as the Company meets certain conditions as provided for by Italian law including profitability in the prior year and shareholders' approval of the prior year's audited financial statements.

The Company's Articles of Association require it to distribute dividends to its shareholders in proportion to the number of shares they hold. If the Company's legal reserve becomes less than one-fifth of the nominal value of its share capital it must allocate an amount equal to 5% of its net profits to the legal reserve.

The Company usually pays dividends within 30 days of its annual general meeting. The Company pays dividends to its shareholders on presentation of their share certificates, together with the relevant dividend coupon, at the offices of any major Italian bank. The Company has arrangements for the payment of dividends in Euro with a number of banks outside Italy and foreign branches of Italian banks.

> **Voting rights.** Shareholders are entitled to one vote for each Ordinary Share they hold. A simple majority of those present at an ordinary shareholders' meeting upon the first call can pass a resolution.

> **Shareholders' rights in liquidation.** If the Company is liquidated or wound-up, subject to preferential rights of the holders of any outstanding savings shares, holders of Ordinary Shares will be entitled to participate in any surplus assets remaining after payment of its creditors. Under the Company's Articles of Association, its shareholders in a general meeting determine how the liquidation will be conducted and appoint one or more liquidators, determine their powers and fix their remuneration.

> **Purchase by the Company of its own shares.** The Company may purchase up to 10% of its shares, subject to certain conditions and limitations provided by Italian law, including that its shareholders must approve the purchase. Also, the aggregate purchase price may not exceed the earnings reserve that the Company's shareholders have specifically approved. As long the Company owns these shares, these shares will not be entitled to dividends nor to subscribe for new shares in the case of capital increases and their voting rights will be suspended. The Company must create in its balance sheet a corresponding reserve, which it may not distribute.

> **Preemptive rights.** Holders of Ordinary Shares are entitled to subscribe for issuances of new shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless holders of more than 50% of the Company's shares vote to waive these preemptive rights and such waiver is necessary in the interest of the Company. There can be no assurance that holders of ADSs may be able to fully exercise any preemptive rights.

> **Minority shareholders' rights.** Each shareholder may challenge any resolution on which he did not vote or in respect of which he dissented on the basis that it was not adopted in conformity with applicable law or the Articles of Association of the Company, within three months from the date of the resolution (if the resolution is subject to registration in the Companies Registry, within three months from the date of the registration). Directors and statutory auditors may also challenge shareholders' resolutions on this basis.
Shareholders representing at least 5% of the Company share capital can report to a tribunal facts relating to serious irregularities in the discharge of the duties of its directors and auditors. The tribunal can order an investigation at the petitioning shareholders' expense. If the reported irregularities exist, the tribunal can call a general meeting of the Company's shareholders to address the irregularities. If the circumstances warrant, the tribunal can discharge its directors and auditors and appoint a judicial administrator, specifying his powers and the time for which he will hold office. Before the expiration of his term, the judicial administrator must call and preside over a general meeting of the Company's shareholders to select new directors and auditors or to recommend placing the Company in liquidation.

> Shareholders' Meetings

Under Italian law, there are two types of general meetings of shareholders, ordinary general meetings and extraordinary general meetings. The Company must call ordinary general meetings at least once a year, within four to six months from December 31, the close of its fiscal year. Each year, therefore, the Company normally holds an ordinary general meeting in April or May. All general meetings must be held in Italy. At ordinary general meetings, participants pass upon matters such as approval of the annual accounts, election of directors, appointment of auditors, the remuneration of directors and auditors and declarations of dividends. Amendments to the Articles of Association (including any changes to the rights of holders of the Company's stock), the issuance of debentures, the appointment and conferral of powers on liquidators and increases in the share capital must be dealt with in extraordinary general meetings.

The Company's directors may call a general meeting by giving thirty days notice of the meeting in the Gazzetta Ufficiale, and specifying the place, date, hour and agenda of the meeting. Shareholders representing at least 10% of the Company's capital can require its directors to convene a general meeting without delay by presenting its directors with an agenda for the meeting. If the Company's directors, or its Board of Statutory Auditors acting in their stead, fail to call a meeting upon this demand, the president of the tribunal may order the calling of the meeting. Although a meeting can act without notice if all the Company's shareholders are represented and all its directors and statutory auditors are present, each person present can object to the discussion of matters on which she does not feel sufficiently informed.

A quorum for an ordinary general meeting at first calling consists of shareholders representing at least one-half of the Company's share capital. Under its Articles of Association, a quorum for an extraordinary general meeting at first calling consists of shareholders representing more than one-half of the Company's share capital, and resolutions must be adopted by at least two-thirds of the share capital represented at the meeting.

If a quorum is not present at the first calling of either an ordinary or an extraordinary general meeting, the Company's directors must call the meeting again. Unless otherwise specified, the Company's directors shall call the second meeting to assemble within thirty days from the date of the first meeting by giving eight days notice in the Gazzetta Ufficiale. There is no quorum requirement for ordinary general meetings at second calling, and the agenda shall be that of the first meeting.

The Company's Articles of Association stipulate identical quorum and voting requirements for extraordinary general meetings at first and second calling.

If a quorum is not present at an extraordinary general meeting at second calling, the Company's directors can call the meeting again within thirty days of the date of this extraordinary general meeting by giving eight days notice in the Gazzetta Ufficiale. Under the Company's Articles of Association, a quorum for an extraordinary general meeting at third calling consists of shareholders representing more than one-third of the share capital. The agenda shall be the same as that of the extraordinary general meeting at second calling, and resolutions must be passed by representatives of at least two-thirds of the share capital represented at the meeting.

All shareholders who are entered in the Company's share register at least five days before the day set for a meeting and those who, within the same time limit, have deposited their shares at its legal address or at the banking institutions indicated in the notice of the meeting, can participate in the meeting. Shareholders may retrieve their share certificates following the meeting.

Shareholders can attend a meeting by proxy if they confer a proxy in writing that specifically identifies the person representing the shareholder. No proxy may represent more than 200 shareholders.

> Directors

The Company's Board of Directors currently consists of eleven directors. A person need not hold any of the Company's shares to qualify as a director. There is no mandatory retirement age for the Company's directors. The Company's directors are elected at ordinary general meetings by a majority of votes cast. A director may be removed from office at an ordinary general meeting at any time, but is entitled to receive damages if the removal is without cause.

Under Italian law, when a vacancy of one or more directors occurs, the Company's remaining directors, with the approval of its Board of Statutory Auditors, select replacements. The directors so appointed remain in office until the Company's next ordinary general meeting. If the number of the Company's directors falls below 6, the Company's Board of Statutory Auditors must immediately call a general meeting of its shareholders for the appointment of a new Board of Directors. The Company's general meeting of shareholders determines the remuneration of its directors. The Company's Board of Directors, after consulting with its Board of Statutory Auditors, establishes any additional remuneration its directors receive as compensation for their services as officers, if any.

Under Italian law, the Company's directors have a duty to exercise due care and a duty of loyalty. Unless they dissent and give notice to the Chairman of the Board of Statutory Auditors, the Company's directors are liable if they fail to supervise the general conduct of its affairs or prevent acts prejudicial to it of which they are aware. Directors may also be liable to the Company's creditors for failing in their duty to preserve its assets.

As a result of the directors' duty of loyalty, a director is forbidden from pursuing its own interests or third parties interests conflicting with the Company's interests. If a director, in a given transaction, has an interest in conflict with that of the Company either for his own account or for the account of third persons, he must inform the Board of Directors and the Board of Statutory Auditors and abstain from participating in the decisions concerning such transaction. According to Italian law, a resolution taken by one or more directors with a conflict of interests is voidable upon action of those directors who were absent or dissenting, if the resolution may harm the Company and subject to the fact that there was no majority to pass the resolution without the vote of the director(s) with a conflict of interests.

For further disclosure on the Company's Directors, see "Item 6: Directors, Senior Management and Employees".

> **Board of Statutory Auditors**

The Company's Board of Statutory Auditors plays an essential supervisory role in its management. Among other responsibilities, they make sure the Company complies with applicable law and its Articles of Association and verify the keeping of its accounts. In addition, under its Articles of Association, the Company's Board of Directors regularly reports to its Board of Statutory Auditors on its activities and on the Company's more significant financial transactions, including transactions which might involve a conflict of interests. The Company's Board of Directors makes these reports at least once every three months.

Under Italian law, although the Company's statutory auditors meet at least once every three months, they can proceed at any time, either as a group or individually, with acts of inspection and supervision. The Company's statutory auditors also attend meetings of the Company's Board of Directors and shareholders meetings. The general meeting of the Company's shareholders sets the remuneration of its auditors at the time of their appointment. Under the Company's Articles of Association, meetings of its Board of Statutory Auditors may be called at any time by at least two auditors, and its Board of Statutory Auditors may call a shareholders' meeting or a meeting of its Board of Directors.

The Company's Board of Statutory Auditors consists of three standing members and two alternates. The members of the Board of Statutory Auditors currently in office are Mr. Angelo Casò, Mr. Filippo Duodo and Mr. Dino Sesani. Auditors serve terms of three years, and can be re-appointed. Under Italian law, auditors can only be removed for cause. At least one standing auditor and one alternate auditor must be selected from those enrolled in the Register of Public Accountants and have reviewed companies' accounts for a period of not less than three years. The other members of the Board of Statutory Auditors, who do not possess the above mentioned requirements, must have acquired at least three years of experience in administration and financial control or professional services, teaching or managing positions in fields strictly related to the Company activities, specifically listed in the Articles of Association. The Company's Articles of Association set forth the process for the appointment of its auditors, which takes place on the basis of lists that shareholders who, in the aggregate, own more than 5% of its Ordinary Shares present at an ordinary general meeting. People who already hold positions as auditors in more than five other companies listed in regulated Italian markets may not be appointed as auditors. The Company's Articles of Association also details procedures, based on these lists, for the replacement of auditors in the event a vacancy arises.

Under Italian law, the Company's auditors must take any shareholder complaint into account in their report at the Company's shareholders meeting. If shareholders representing at least 5% of the Company's share capital submit a complaint, its Board of Statutory Auditors must promptly investigate the complaint and submit their findings and recommendations at its next general meeting. The Company's Board of Statutory Auditors must call a general shareholders meeting immediately if the findings show an urgent necessity to take action.

> **Change in control**

The Company's Articles of Association do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

> **Disclosure of share holdings**

The Company's Articles of Association do not require shareholders to disclose their shareholdings.

Material contracts

The Group has had transactions in the normal course of business with various third parties. One material contract involving the Group is the "Agreement for the Sale and Purchase of Benetton (UK) Limited" between Benetton International N.V. S.A., Renault Group B.V. and Benetton Group S.p.A. with respect to the sale of the entire allotted and issued share capital of Benetton (UK) Ltd. This transaction was completed on March 15, 2000. The Company is a guarantor of the obligations of Benetton International N.V. S.A. under the sale and purchase agreement. Another material contract involving the Group is the long-term loan entered into by Benetton Gesfin S.p.A. on July 31, 2000. In 2003 the Company entered in certain material contracts for the sale to third parties of its sports equipments business:

a) Sale Agreement, dated as of January 31, 2003, between Benetton Group S.p.A. and Tecnica S.p.A. under which Benetton agreed to sell the Nordica brand to Tecnica for a consideration of Euro 38 million (for the intellectual property alone, including the Nordica trademark) and acquired 10% of the share capital of Tecnica for a consideration of Euro 15 million.

b) Binding Preliminary Agreement, dated as of March 5, 2003, between Benetton Sportsystem USA Inc. and Prime Newco, for the sale of the Rollerblade brand to Prime Newco, a member of the Tecnica Group, for a consideration of Euro 20 million, payable upon completion of the sale, is scheduled to June 30, 2003. On the closing date, subject to separate valuation, other components of the business and the entire interest in the Swiss subsidiary, Benetton Sportsystem Schweiz A.G., will also be transferred to Prime Newco. As additional consideration with regard to the transfer of know-how, the Group will receive 1.5% of the Rollerblade brand sales for the next five years, with a minimum guaranteed payment of Euro 5 million; the Benetton Group is entitled to the operating profit for the first six months of 2003.

c) Sale Agreement, dated as of April 30, 2003, between Benetton Sportsystem USA Inc. and Lincolnshire Management Inc. under which Benetton agreed to sell the Prince and Ektelon brands to Lincolnshire Management Inc. for a consideration of Euro 36.5 million, payable in two instalments of Euro 10 million (paid on April 30, 2003) and Euro 26.5 million (payable in January 2004).

d) In July 2002, Benetton Group S.p.A. issued a Euro 300 million bond called "Floating Rate Notes", repayable on July 26, 2005, bearing floating-rate interest, which was 3.74% at year end. The bonds are listed on the Luxembourg Bourse. This issue replaces a bond maturing in July 2002 amounting to approximately Euro 258 million.

Italian exchange controls

Currently, there are no Italian exchange controls or other laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends or other payments to holders of the Company's securities who reside outside of Italy. The Company is not aware of any plans by the Italian authorities to institute any exchange controls or other regulations that would restrict the export or import of capital or that would affect the remittance of dividends or other payments to holders of ADSs or Ordinary Shares who reside outside of Italy.

Voting of the underlying deposited securities

Under the Deposit Agreement, the record holders of ADRs at the close of business on the date specified by the Depositary are entitled, after being timely informed by the Depositary of any meeting of holders of Ordinary Shares, to instruct the Depositary in writing as to the exercise of the voting rights, if any, pertaining to the Ordinary Shares represented by their respective ADSs. The Depositary will endeavor, insofar as practicable, to vote or cause to be voted the Ordinary Shares so represented in accordance with such instructions.

Neither Italian law nor the constituent documents of the Company impose any limitations on the right of nonresident or foreign owners to hold or vote the Ordinary Shares.

Taxation

The following is a summary of certain United States federal and Italian tax matters. The summary contains a description of the principal United States federal and Italian tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs by a US holder, as defined below. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Ordinary Shares or ADSs.

In particular, the summary deals only with US holders who will hold Ordinary Shares or ADSs as capital assets and does not address the tax treatment of a US holder (i) who owns 10% or more of the voting shares directly or through attribution; (ii) who holds the Ordinary Shares or ADSs in connection with a permanent establishment or fixed base through which the US holder carries on or performs personal services; (iii) who holds Ordinary Shares or ADSs as a part of an integrated investment (including a "straddle") consisting of the Ordinary Shares or ADSs and one or more other positions; (iv) who is a securities dealer, an insurance company, a bank, a tax-exempt organization, or a partnership or other pass-through entity; or (v) whose functional currency is not the U.S. dollar. In addition, the following discussion does not address any aspect of state, local or non-US tax laws (other than certain Italian tax laws). This discussion is based in part on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report on Form 20-F and the income tax convention between the United States and Italy (the "Income Tax Convention"), in each case as in force and as applied in practice on the date of this annual report on Form 20-F and in each case subject to change, possibly on a retroactive basis. Prospective purchasers and current holders of Ordinary Shares or ADSs are advised to consult their own tax advisors as to the US, Italian or other tax consequences of the purchase, beneficial ownership and disposition of such shares or ADSs, including, in particular, the effect of any state, local or national tax laws.

For purposes of this section, a US holder means (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized under US law; or (iii) an estate or trust, the income of which is subject to US federal income taxation regardless of its source, or a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more US persons have the authority to control all of its substantial decisions.

> **Italian taxation** For purposes of the Income Tax Convention, the current estate tax convention between the United States and Italy (the "Estate Tax Convention") and the United States Internal Revenue Code of 1986, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the underlying shares represented by those ADSs.

> *Income tax withholding on dividends.* Italian law provides for the withholding of income tax at a 27% rate on dividends paid by Italian companies to shareholders who are not residents of Italy for tax purposes. Accordingly, the amount initially made available to the Depositary for payment to U.S. owners will reflect withholding at the 27% rate.

Under domestic Italian law, a non-resident holder of shares may recover up to four-ninths of the tax withheld on dividends by presenting evidence to the Italian tax authorities that income tax has been fully paid on the dividends in the non-resident holder's country of residence in an amount at least equal to the total refund claimed. Non-resident holders seeking such payments from the Italian tax authorities have incurred expenses and experienced extensive delays.

Under the Income Tax Convention, the rate of withholding tax on dividends is reduced to 15%, for holders that own less than 10% of the Ordinary Shares of a company.

Under current Italian law, all shares of Italian listed companies must be held in a centralized clearing system authorized by CONSOB. Under applicable tax provisions, if the shares are held through the centralized clearing system managed by Monte Titoli S.p.A. (the only such system currently authorized in Italy), no withholding tax on dividends is applied by the Company. Instead of the withholding tax a substitute tax (imposta sostitutiva) is applied on dividend distributions to non-resident holders of Ordinary Shares (or ADSs relating to such shares) at a rate equal to the withholding tax that would otherwise be due. The substitute tax is withheld by the resident or non-resident intermediary with which the shares are deposited and which participates in the Monte Titoli system (directly or through a foreign centralized clearing system participating in the Monte Titoli system). The procedures to be followed by a non-resident holder in order for the intermediary with which the shares are deposited to apply a reduced rate of tax pursuant to the Income Tax Convention are as follows.

The intermediary must receive (i) a declaration of the non-resident holder that contains certain information identifying the non-resident holder and indicating the existence of all the conditions necessary for the application of the Income Tax Convention and the determination of the applicable treaty rate of withholding and (ii) an appropriate certification by the US Internal Revenue Service on Form 6166 and a statement whereby the US holder represents to be a US resident individual or corporation and does not maintain a permanent establishment or a fixed base in Italy.
If the shares are deposited with a non-resident intermediary, such intermediary must appoint as its fiscal representative in Italy a bank or an investment services company that is resident in Italy, or the permanent establishment in Italy of a non-resident bank or investment services company, to carry out all duties and obligations relating to the application and administration of the substitute tax.

Since the Ordinary Shares underlying the ADSs will be held by the custodian in the centralized clearing system managed by Monte Titoli, the substitute tax regime described above will apply to the ADSs. In order to enable eligible US holders to obtain a reduction at source or a refund of withholding tax under the Treaty, the Company and the Depositary have agreed to certain procedures. In accordance with the procedures, the Depositary will send holders of the ADSs certain instructions before the dividend payment date specifying the documentation required in order to qualify for treaty relief and the deadlines for submission. The documentation generally will include the holder's declaration and the tax certification described in clauses (i) and (ii) above.

If a US holder does not provide documents to the Depositary that satisfy the requirements described above, the intermediary will withhold tax at the 27% rate. A US holder that qualifies for a reduced rate of tax on dividends pursuant to the Income Tax Convention but does not provide documents to the Depositary that satisfy the requirements described above, will be required to claim a refund of 12% of the dividend (representing the difference between 27% and the 15% rate provided by the Income Tax Convention) directly from the Italian tax authorities by filing an appropriate claim for refund with the Italian tax authorities, together with any required supporting documentation.

> *Income tax on capital gains.* Under Italian domestic law, capital gains derived by non-residents from the sale of shares constituting substantial participations in a company are subject to a 27% tax. The rules provide that non-residents are not subject to capital gains tax for capital gains derived from non-substantial Italian participations held in listed companies (i.e. shares not exceeding 2% of the voting power or 5% of the share capital of companies quoted on the Italian market).

Capital gains derived by a US holder who is eligible for the benefits of the Income Tax Convention upon the sale or other disposition of Ordinary Shares or ADSs will not be subject to capital gains tax unless the shares or ADSs are part of the business property of a permanent establishment of the US holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. US holders who sell Ordinary Shares or ADSs may be required to produce a declaration establishing that the above-mentioned conditions under the Income Tax Convention have been satisfied.

> *Transfer tax.* An Italian transfer tax is normally payable on the transfer of shares in an Italian company. The transfer tax is currently payable at the following rates:
- 1.40 Euro per 1,000 Euro of the price at which the Ordinary Shares or ADSs are transferred when the transfer is made between private individuals;
- 0.50 Euro per 1,000 Euro of the price at which the Ordinary Shares or ADSs are transferred when the transfer is made between a bank and a private individual or through a stockbroker, or securities house;
- 0.12 Euro per 1,000 Euro of the price at which the Ordinary Shares or ADSs are transferred when the transfer is made between intermediaries.

The transfer tax will not be payable with respect to any transfer of Ordinary Shares or ADSs involving non-Italian residents concluded either on a regulated market or with the intervention of a bank or an investment services company. Deposits and withdrawals of Ordinary Shares in return for ADSs by non-Italian residents will not be subject to this transfer tax.

> *Estate and gift tax.* Italian estate tax no longer applies to transfers of Ordinary Shares or ADSs occurring after October 25, 2001. Italian gift tax no longer applies to transfers of Ordinary Shares or ADSs to a spouse, direct descendants or other relatives up to the fourth degree of kinship. Italian gift tax may be payable on transfers of Ordinary Shares and ADSs other than those described above, even if the Ordinary Shares or ADSs are held outside Italy, where the donors are Italian residents at the time of the gift. However, the tax is applicable only to the value of the transferred property in excess of Euro 180,760 in an amount equal to a fixed registration tax of Euro 129.11. Where an Italian tax resident is a beneficiary of the transfer deed, such deed, even if executed abroad, must be duly registered within 60 days at the Registry Office. Double taxation treaties may reduce Italian gift tax. Under the Estate Tax Convention, a credit for the amount of any estate tax imposed by Italy and attributable to the Ordinary Shares or ADSs will, subject to certain limitations, be allowed against the tax imposed in respect of the Ordinary Shares or ADSs by the United States on the estate of a deceased person who, at the time of death, was national of, or domiciled in, the United States. There is currently no gift tax convention between Italy and the United States.

> **United States federal income taxation**

> *Taxation of dividends.* Distributions paid with respect to Ordinary Shares or ADSs (including the amount of any Italian taxes withheld therefrom) generally will be includible in the gross income of a US holder as foreign source dividend income to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent, if any, the amount of a distribution exceeds the Company's current or accumulated earnings and profits as so computed, it will first reduce the US holder's adjusted tax basis in its Ordinary Shares or ADSs and, to the extent the distribution exceeds the holder's adjusted tax basis, it will be treated as capital gain. Dividends will not be eligible for the dividends received deduction which is generally available to US corporate shareholders.

Recently enacted legislation reduces to 15 percent the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008, so long as certain holding period requirements are met. Dividends received from "qualified foreign corporations" generally qualify for the reduced rate. A non-US corporation generally will be considered to be a qualified foreign corporation with respect to any dividends paid with respect to stock if that stock is readily tradable on an established securities market in the United States or if the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. The Conference Report issued by the US Congress in connection with the new legislation states that a non-US corporation will be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive US income tax treaty (other than the US-Barbados tax treaty) that includes an exchange of information program (including the Income Tax Convention, as currently in effect) until the Treasury Department issues guidance. Therefore, dividends paid with respect to the ADSs will qualify for the reduced rate, but until further guidance is issued, no assurance can be given that the reduced rate will apply to dividends paid with respect to the Ordinary Shares. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. US Holders who are individuals are advised to consult their own tax advisors regarding the possible applicability of the reduced rate under the new legislation and the related restrictions and special rules.

The amount of any cash distribution paid in Euros with respect to the Ordinary Shares or ADSs will be equal to the U.S. dollar value of the distribution, including the amount of any Italian taxes withheld therefrom, determined at the spot exchange rate in effect on the date the distribution is received (in the case of ADSs, the date the distribution is received by the Depositary), regardless of whether or not the distribution is in fact converted into U.S. dollars. A US holder should not recognize any foreign currency gain or loss if the Euros are converted into U.S. dollars on the day they are received. Any gain or loss upon a subsequent sale or other disposition of the Euros will be ordinary income or loss for US federal income tax purposes and will be US source gain or loss.

Subject to the limitations on foreign tax credits generally, a US holder may elect to treat the Italian tax withheld on dividends as foreign income tax eligible for credit against such US holder's US federal income taxes. A US holder will be denied a foreign tax credit if that US holder has not held the Ordinary Shares or ADSs for a minimum period or to the extent that US holder is under an obligation to make related payments with respect to substantially similar or related property. Amounts withheld in excess of the applicable Income Tax Convention rate in respect of dividends paid to a US holder that qualifies for the benefits of the Income Tax Convention will not be eligible for credit against the US holder's United States federal income tax liability, but the US holder may claim a refund from the Italian tax authorities. See "Italian Taxation - Income Tax Withholding on Dividends." As an alternative to claiming a foreign tax credit, a US holder may claim a deduction for Italian tax withheld, but only for a year in which the US holder elects to do so with respect to all foreign income taxes. If a US holder is denied a foreign tax credit due to the holding period requirement described above, however, the US holder may claim a deduction for the taxes for which the credit is disallowed even if such US holder claimed the foreign tax credit for other taxes in the same year. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company will generally constitute "passive income," or, in the case of certain US holders, "financial services income." The rules relating to the determination of the foreign tax credit are complex, and therefore, each US holder is urged to consult with its tax advisor to determine whether and to what extent such holder would be entitled to this credit.

> *Sales or other dispositions*. A US holder will recognize capital gain or loss for US federal income tax purposes on the sale or other disposition of the Ordinary Shares or ADSs. Any such gain or loss generally will be US source gain or loss. Such gain or loss will be long-term capital gain or loss if the US holder owns the Ordinary Shares or ADSs for more than one year and will generally be taxed at a rate of 20%. Recently enacted legislation generally reduces to 15% the maximum tax rate for long-term capital gains of individuals from the sale of shares in taxable years beginning on or before December 31, 2008.

> *Reportable Transactions.* Under recently promulgated United States Treasury regulations, US Holders that participate in "reportable transactions" (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. US Holders should consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of ordinary shares, or any related transaction, including without limitation, the disposition of any Euros (or other foreign currency) received as a dividend or as proceeds from the sale of Ordinary Shares or ADSs.

> *Back-up withholding.* A US holder may be subject to back-up withholding at the applicable rate with respect to dividends paid on or proceeds of the sale or other disposition of an Ordinary Share or ADS, unless the holder (a) is a corporation or

comes within certain other exempt categories or (b) provides a taxpayer identification number, certifies as to no loss of exemption from back-up withholding and otherwise complies with applicable requirements of the back-up withholding rules.

Documents on display

The documents concerning the Company which are referred to in this Form 20-F may be inspected upon request at the Company's registered office, i.e. Via Villa Minelli, 1 31050 Ponzano Veneto, Treviso, Italy.

Item 11: Quantitative and qualitative disclosures about market risk

The Group is exposed to market risks from fluctuations in foreign currency rates and interest rates which may adversely effect its economic results. In order to mitigate the impact of these fluctuations the Group regularly assesses its risk exposure and manages such risk exposure through the use of financial derivative instrument such as spot, outright, foreign currency swap, interest rate swap and forward rate agreements. According to the Group's guidelines, financial derivative instruments are used only for hedging purposes and not for trading or other speculative purposes.

a) Currency risk

Currency risk exposure arises, primarily, from fluctuations of currency rates on cash inflow and outflow of the Group's businesses (economic currency risk) and from the translation into Euro, the Group's functional currency, of assets and liability of foreign subsidiaries (translation currency risk).

> *Economic currency risk.* The Group's operating structure enables the centralization in Italian companies of economic currency risk exposure. Foreign subsidiaries manage cash inflows and outflows in one currency so that the currency risk is negligible. Approximately 60% of sales of the Italian Group companies outside Italy are in countries using the Euro, while the balance is, primarily, in U.S. dollars, British pounds, Japanese yen and Swiss francs. The Group's risk exposure mainly refers to casual and sport apparel (approximately 90%). It is considered to arise about 15 months in advance of credit collection when a garment collection's internal price list are fixed. Each year there are two main garment collections. Budgeted revenues in a foreign currency, determined through internal price listings and a collection's budgeted sales volumes, are translated into Euro at a defined exchange rate for the calculations of an economic margin which the hedging policy seeks to maintain. The unmatched amount of cash inflows and outflows, after netting of the inflows and outflows in the same currency, in currencies other than Euro represents the economic currency risk exposure. In order to support its medium term operating strategies, mainly the realization of prices established for upcoming garment collections, the Group hedges forecasted sales based on of the expected volumes of sales at their corresponding fixed internal prices. Economic currency risk exposure is continually controlled and hedged through financial derivative instruments such as outright, spot, non deliverable forward and foreign exchange swap agreements.

> *Translation currency risk.* Many of the Group's subsidiaries are located outside the Euro zone. For the construction of a consolidated annual report, assets and liabilities denominated in a subsidiary's local currency are translated into Euros, the Group's functional currency. Changes in the Euro exchange rate against other currencies means a different value of net investments made by the holding company in the subsidiary. The arising translation differences are profit or losses that can affect company cash flows when there are withdrawals from a subsidiary for the purpose of the repatriation of funds, for examples through a dividend distribution or winding-up. These translation differences do not affect the consolidated profit and loss account as they are reflected in the Group's equity accounts. Therefore translation currency risk exposure is represented by the net investments of the holding company in the foreign subsidiary. The Group's exposure is primarily in U.S. Dollars, British Pounds Sterling, Japanese Yen and Swiss Francs. Translation currency risk exposure is continually controlled and eventually hedged through the use of financial derivatives instruments, such as outright, spot and foreign currency swap agreements.

The fair value of the contracts listed below has been determined based on market quotations as of December 31, 2002. As of this date, in accordance with the provision of SFAS No. 133, the Company reported Euro 1.5 million, net of tax effect, as a positive component of "Other comprehensive income".

Foreign exchange risk instruments - Summary by notional and fair value amounts

(thousands of Euro)

		Notional amount by expected maturity			Fair value amount by expected maturity		
Position	*Currency*	*2003*	*2004*	*Total*	*2003*	*2004*	*Total*
Forward exchange contracts							
Purchaser	Gbp	922	-	922	922	-	922
Purchaser	Usd	22,047	-	22,047	21,543	-	21,543
Purchaser	Chf	43,080	-	43,080	43,277	-	43,277
Purchaser	Jpy	183,707	-	183,707	181,574	-	181,574
Purchaser	Sek	76	-	76	76	-	76
Purchaser	Nok	206	-	206	206	-	206
Total		**250,038**	**-**	**250,038**	**247,598**	**-**	**247,598**
Vendor	Gbp	69,831	-	69,831	68,226	-	68,226
Vendor	Usd	110,830	-	110,830	106,736	-	106,736
Vendor	Chf	86,593	-	86,593	86,926	-	86,926
Vendor	Sek	13,470	-	13,470	13,376	-	13,376
Vendor	Nok	11,457	-	11,457	11,629	-	11,629
Vendor	Dkk	7,686	-	7,686	7,687	-	7,687
Vendor	Jpy	320,749	-	320,749	316,750	-	316,749
Vendor	Cad	787	-	787	763	-	763
Vendor	Aud	208	-	208	199	-	199
Vendor	Brl	580	-	580	508	-	508
Total		**622,191**	**-**	**622,191**	**612,800**	**-**	**612,800**

b) Currency options

There are no currency options as at the close of the 2002 financial year.

c) Interest rate risk instruments

The liquidity and cash needs for daily operations are managed through the use financial assets and liabilities. Interest rate risk exposure arises from financial assets and liabilities that are sensitive to interest rate fluctuations. This exposure, formed primarily by Euribor floating rate assets and liabilities, is continually assessed and managed through the use of financial derivatives such as interest rate swaps and forward rate agreements for securing budgeted interest rate levels.

> *Sensitivity analysis.* The following analysis sets out the sensitivity of the fair value of Benetton's financial instruments to selected changes in interest rates. Fair values represent the present value of forecasted future cash flows at the market rates. The sensitivity analysis has been presented to show the possible effect to relative fair value assuming a change of 10 basis points in zero coupon interest rate for all Benetton's financial instruments from their levels as of December 31, 2002, with all other variables held constant.

	Carrying	*Fair*	*Change in fair value at:*	
(thousands of Euro)	*Amount*	*Value*	*+10 b.p.*	*-10 b.p.*
Long term debt				
- Float	(562,302)	(568,239)	112	(112)
- Fixed	(3,969)	(3,961)	7	(7)
Total	**(566,271)**	**(572,200)**	**120**	**(120)**
Interest rate swap				
- Receive float / pay fixed	(4,144)	(20,539)	729	(731)
- Receive fixed / pay float	-	-	-	-
Total	**(4,144)**	**(20,539)**	**729**	**(731)**

The notional amount of outstanding Interest Rate Swaps expiring between 2003 and 2006 is Euro 498 million.

Item 12: Description of securities other than equity securities. Not applicable

PART II

Item 13: Defaults, dividend arrearages and delinquencies. Not applicable

Item 14: Material modifications to the rights of security holders and use of proceeds. Not applicable

Item 15: Controls and Procedures

> Evaluation of disclosure controls and procedures. The Company maintains controls and procedures designed to ensure that information required to be disclosed in this report is recorded, processed, accumulated and communicated to the management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding the required disclosure. Within the 90 days prior to the filing date of this report, the management, with the participation of the chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of the design and operation of these disclosure controls and procedures. The chief executive officer and chief financial officer concluded, as of fifteen days prior to the filing date of this report, that these disclosure controls and procedures are effective.

> Changes in internal controls. Subsequent to the date of the above evaluation, the Company made no significant changes in its internal controls or in other factors that could significantly affect these controls.

Item 16: [Reserved]

PART III

Item 17: Financial Statements

Index

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2002

Consolidated balance sheet - Assets

			(thousands of Euro)		Thousands of Usd (*)
			12.31.2001	12.31.2002	12.31.2002
B		Fixed assets			
I		Intangible fixed assets			
	1	start-up expenses	14,733	10,835	11,360
	3	industrial patents and intellectual property rights	3,260	2,276	2,386
	4	concessions, licenses, trademarks and similar rights	204,255	26,621	27,912
	5	goodwill and consolidation differences	102,530	99,093	103,899
	6	assets under construction	9,895	5,396	5,658
	7	other intangible fixed assets	109,184	110,775	116,148
		Total intangible fixed assets	**443,857**	**254,996**	**267,363**
II		Tangible fixed assets			
	1	real estate	470,257	503,718	528,148
	2	plant and machinery	110,120	101,020	105,919
	3	industrial and commercial equipment	8,472	3,832	4,018
	4	other assets	85,775	80,337	84,233
	5	assets under construction and advances to suppliers	45,875	17,033	17,859
		Total tangible fixed assets	**720,499**	**705,940**	**740,177**
III		Financial fixed assets			
	1	equity investments in:			
		a. subsidiary companies	1	1	1
		b. associated companies	15	5	5
		d. other companies	2,118	2,089	2,190
		Total equity investments	*2,134*	*2,095*	*2,196*
	2	accounts receivable due from:			
		d. third parties:			
		- within 12 months	9,071	6,485	6,800
		- beyond 12 months	18,124	32,730	34,317
		Total accounts receivable due from third parties	*27,195*	*39,215*	*41,117*
	3	other securities	70,243	10	10
		Total financial fixed assets	**99,572**	**41,320**	**43,323**
		Total fixed assets	**1,263,928**	**1,002,256**	**1,050,863**

			(thousands of Euro)		Thousands of Usd (*)
			12.31.2001	12.31.2002	12.31.2002
C		Current assets			
	I	Inventories			
	1	raw materials, other materials and consumables	108,848	109,449	114,757
	2	work in progress and semi-manufactured products	70,460	61,729	64,723
	4	finished goods and goods for resale	122,907	113,069	118,553
	5	advance payments to suppliers	2,764	178	187
		Total inventories	**304,979**	**284,425**	**298,220**
	II	Accounts receivable			
	1	trade receivables:			
		- within 12 months	845,818	793,861	832,363
		- beyond 12 months	3,686	3,523	3,694
		Total trade receivables	*849,504*	*797,384*	*836,057*
	2	subsidiary companies	2,739	-	-
	3	associated companies	41	340	356
	4	parent company	2	496	520
	5	other receivables:			
		- within 12 months	90,576	122,387	128,323
		- beyond 12 months	4,101	7,217	7,567
		Total other receivables	*94,677*	*129,604*	*135,890*
	6	assets due to be sold	-	113,886	119,409
		Total accounts receivable	**946,963**	**1,041,710**	**1,092,233**
	III	Financial assets not held as fixed assets			
	5	treasury shares	22,143	-	-
	6	other securities	53,507	26,291	27,566
	7	other financial receivables	5,166	66,985	70,234
	8	differentials on forward transactions			
		within 12 months	12,230	8,740	9,164
		Total financial assets not held as fixed assets	**93,046**	**102,016**	**106,964**
	IV	Liquid funds			
	1	bank and post office deposits	88,311	132,149	138,558
	2	checks	87,814	58,230	61,054
	3	cash in hand	355	349	366
		Total liquid funds	**176,480**	**190,728**	**199,978**
		Total current assets	**1,521,468**	**1,618,879**	**1,697,395**
D		Accrued income and prepaid expenses	35,518	22,009	23,076
TOTAL ASSETS			**2,820,914**	**2,643,144**	**2,771,334**

(*) Exchange rate: 1 Euro = 1.0485 Usd as of December 31, 2002.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet - Liabilities and Shareholders' equity

			(thousands of Euro)		Thousands of Usd (*)
			12.31.2001	12.31.2002	12.31.2002
A		Shareholders' equity			
	I	Share capital	236,026	236,026	247,473
	II	Additional paid-in capital	56,574	56,574	59,318
	III	Revaluation reserves	22,058	22,058	23,128
	IV	Legal reserve	28,039	32,240	33,804
	V	Reserve for treasury shares	22,143	-	-
	VII	Other reserves	727,786	803,536	842,507
	IX	Net income/(Loss) for the year	148,077	(9,861)	(10,339)
		Group interest in Shareholders' equity	**1,240,703**	**1,140,573**	**1,195,891**
		Minority interests	15,153	14,780	15,497
		Total Shareholders' equity	**1,255,856**	**1,155,353**	**1,211,388**
B		Reserves for risks and charges			
	2	taxation	3,080	8,085	8,477
	3	other	17,133	48,782	51,148
		Total reserves for risks and charges	**20,213**	**56,867**	**59,625**
C		Reserves for employee termination indemnities	52,393	53,430	56,021
D		Accounts payable			
	1	bonds:			
		- within 12 months	258,228	-	-
		- beyond 12 months	-	300,000	314,550
		Total bonds	**258,228**	**300,000**	**314,550**
	3	due to banks:			
		- within 12 months	197,663	87,627	91,877
		- beyond 12 months	508,778	503,401	527,816
		Total due to banks	**706,441**	**591,028**	**619,693**
	4	due to other financial companies:			
		- within 12 months	5,204	5,963	6,252
		- beyond 12 months	21,722	25,865	27,119
		Total due to other financial companies	**26,926**	**31,828**	**33,371**
	5	advances from customers	3,577	2,587	2,712
	6	trade payables:			
		- within 12 months	386,364	336,543	352,865
		- beyond 12 months	235	168	176
		Total due to trade payables	**386,599**	**336,711**	**353,041**
	7	securities issued			
		within 12 months	1,728	1,077	1,129
	9	due to associated companies	18	-	-
	10	due to parent company	31	8	8

		(thousands of Euro)		Thousands of Usd (*)
		12.31.2001	12.31.2002	12.31.2002
11	due to tax authorities:			
	- within 12 months	30,395	30,138	31,600
	- beyond 12 months	5,171	101	106
	Total due to tax authorities	**35,566**	**30,239**	**31,706**
12	due to social security and welfare institutions	9,605	9,250	9,699
13	other payables:			
	- within 12 months	48,791	43,758	45,880
	- beyond 12 months	311	1,948	2,042
	Total other payables	**49,102**	**45,706**	**47,922**
	Total accounts payable	**1,477,821**	**1,348,434**	**1,413,831**
E	Accrued expenses and deferred income			
1	accrued expenses and deferred income	14,582	29,060	30,469
2	premiums on bond issues	49	-	-
	Total accrued expenses and deferred income	**14,631**	**29,060**	**30,469**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**2,820,914**	**2,643,144**	**2,771,334**

Memorandum accounts

	(thousands of Euro)		Thousands of Usd (*)
	12.31.2001	12.31.2002	12.31.2002
Fiduciary guarantees granted			
Guarantees	5,475	8,276	8,677
Commitments			
Sale commitments	781	2,558	2,682
Purchase commitments	45,512	40,460	42,422
Other			
Currency to be sold forward	741,205	622,191	652,367
Currency to be purchased forward	270,588	250,038	262,165
Notes presented for discount	4,560	7,486	7,849
TOTAL MEMORANDUM ACCOUNTS	**1,068,121**	**931,009**	**976,162**

(*) Exchange rate: 1 Euro = 1.0485 Usd as of December 31, 2002.
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of income

		(thousands of Euro)			*Thousands of Usd (*)*
		2000	*2001*	*2002*	*2002*
A	Value of production				
1	Revenues from sales and services	2,018,112	2,097,613	1,991,823	2,088,426
2	Change in work in progress, semi-manufactured products and finished goods	3,009	(22,121)	(9,872)	(10,351)
4	Own work capitalized	2,122	1,848	865	907
5	Other income and revenues	29,841	38,529	44,540	46,700
	Total value of production	**2,053,084**	**2,115,869**	**2,027,356**	**2,125,683**
B	Production costs				
6	Raw materials, other materials, consumables and goods for resale	600,812	559,046	557,222	584,247
7	External services	782,830	801,797	709,530	743,942
8	Leases and rentals	34,233	54,368	86,932	91,148
9	Payroll and related costs:				
	a. wages and salaries	162,834	178,268	182,991	191,866
	b. social security contributions	46,757	48,449	49,565	51,969
	c. employee termination indemnities	9,365	9,300	9,706	10,177
	e. other costs	674	554	909	953
	Total payroll and related costs	**219,630**	**236,571**	**243,171**	**254,965**
10	Amortization, depreciation and writedowns:				
	a. amortization of intangible fixed assets	40,322	53,504	66,434	69,656
	b. depreciation of tangible fixed assets	50,112	59,191	66,431	69,653
	c. other writedowns of fixed assets	449	354	15,877	16,647
	d. writedowns of current receivables and of liquid funds	16,332	18,872	23,061	24,179
	Total amortization, depreciation and writedowns	**107,215**	**131,921**	**171,803**	**180,135**
11	Change in stock of raw materials, other materials, consumables and goods for resale	(29,852)	3,912	(2,245)	(2,354)
12	Provisions to risk reserves	15,058	13,380	16,502	17,302
13	Other provisions	-	144	25,681	26,927
14	Other operating costs	20,579	23,917	38,911	40,798
	Total production costs	**1,750,505**	**1,825,056**	**1,847,507**	**1,937,111**
	Difference between production value and costs	**302,579**	**290,813**	**179,849**	**188,572**
C	Financial income and expenses				
15	Income from equity investments	2,385	1,479	842	883
16	Other financial income:				
	a. from receivables held as financial fixed assets other companies	2,020	1,512	692	726
	b. from securities held as financial fixed assets not representing equity investments	5,233	5,286	1,961	2,056
	c. from securities included among current assets not representing equity investments	10,189	6,134	1,988	2,084
	d. financial income other than the above:				
	- subsidiary companies	142	158	130	136
	- other companies	164,825	134,709	147,229	154,370
	Total financial income other than the above	*164,967*	*134,867*	*147,359*	*154,506*
	Total other financial income	**182,409**	**147,799**	**152,000**	**159,372**

			2000	2001	2002	*Thousands of Usd (*)* 2002
D		Changes in value of financial assets				
	18	Revaluations:				
		a. of equity investments	15	-	-	-
		c. of securities included among current assets				
		not representing equity investments	277	65	26	27
		Total revaluations	**292**	**65**	**26**	**27**
	19	Writedowns:				
		a. of equity investments	69	260	11	12
		b. of financial fixed assets				
		not representing equity investments	276	1	-	-
		c. of securities included among current assets				
		not representing equity investments	2,602	1,684	11	12
		Total writedowns	**2,947**	**1,945**	**22**	**24**
		Total changes in value of financial assets	**(2,655)**	**(1,880)**	**4**	**3**
E		**Extraordinary income and expenses**				
	20	Income:				
		- gains on disposals	122,427	3,648	1,095	1,148
		- other	14,182	22,273	9,583	10,048
		Total income	**136,609**	**25,921**	**10,678**	**11,196**
	21	Expenses:				
		- losses on disposals	2,454	1,856	1,555	1,630
		- taxes relating to prior years	1,054	192	1,736	1,820
		- other	46,990	38,590	102,675	107,655
		Total expenses	**50,498**	**40,638**	**105,966**	**111,105**
		Total extraordinary income and expenses	**86,111**	**(14,717)**	**(95,288)**	**(99,909)**
		Results before income taxes	**346,217**	**242,735**	**48,991**	**51,367**
	22	Income taxes	100,539	92,413	57,243	60,019
		Income/(Loss) before minority interests	245,678	150,322	(8,252)	(8,652)
		Income/(Loss) attributable to minority interests	(2,413)	(2,245)	(1,609)	(1,687)
	26	**Net income/(loss) for the year**	**243,265**	**148,077**	**(9,861)**	**(10,339)**

(*) Exchange rate: 1 Euro = 1.0485 Usd as of December 31, 2002.

Statement of changes in consolidated Shareholders' equity (thousands of Euro)

	Share capital	Additional paid-in capital	Surplus from monetary revaluations of assets	Other reserves and retained earnings	Translation differences	Net income/ (loss) for the year	Total
Balance as of December 31, 1999	**234,418**	**56,574**	**22,058**	**624,665**	**12,109**	**166,425**	**1,116,249**
Allocation of 1999 net income to reserves	-	-	-	166,425	-	(166,425)	-
Dividends distributed, as approved at the ordinary Shareholders' meeting on April 28, 2000	-	-	-	(185,940)	-	-	(185,940)
Translation differences arising from foreign financial statements	-	-	-	-	1,261	-	1,261
Net income for the year	-	-	-	-	-	243,265	243,265
Balance as of December 31, 2000	**234,418**	**56,574**	**22,058**	**605,150**	**13,370**	**243,265**	**1,174,835**
Allocation of 2000 net income to reserves	-	-	-	243,265	-	(243,265)	-
Conversion of Share capital, as approved at the ordinary Shareholders' meeting on May 8, 2001	1,608	-	-	(1,608)	-	-	-
Dividends distributed, as approved at the ordinary Shareholders' meeting on May 8, 2001	-	-	-	(84,052)	-	-	(84,052)
Translation differences arising from foreign financial statements	-	-	-	-	1,843	-	1,843
Net income for the year	-	-	-	-	-	148,077	148,077
Balance as of December 31, 2001	**236,026**	**56,574**	**22,058**	**762,755**	**15,213**	**148,077**	**1,240,703**
Allocation of 2001 net income to reserves	-	-	-	148,077	-	(148,077)	-
Dividends distributed, as approved at the ordinary Shareholders' meeting on May 14, 2002	-	-	-	(74,439)	-	-	(74,439)
Translation differences arising from foreign financial statements	-	-	-	-	(15,830)	-	(15,830)
Net income/(loss) for the year	-	-	-	-	-	(9,861)	(9,861)
Balance as of December 31, 2002	**236,026**	**56,574**	**22,058**	**836,393**	**(617)**	**(9,861)**	**1,140,573**
Balance as of December 31, 2002 thousands of Usd (*)	**247,473**	**59,318**	**23,128**	**876,958**	**(647)**	**(10,339)**	**1,195,891**

(*) Exchange rate: 1 Euro = 1.0485 Usd as of December 31, 2002.
Comprehensive income is detailed in Note 29.
The accompanying notes are an integral part of the consolidated financial statements.

Statement of changes in minority interests (thousands of Euro)

	Capital and reserves	Net income	Total
Balance as of December 31, 1999	**7,086**	**3,185**	**10,271**
Allocation of 1999 net income	3,185	(3,185)	-
Dividends distributed	(666)	-	(666)
Translation differences	(280)	-	(280)
Net income for the year	-	2,413	2,413
Balance as of December 31, 2000	**9,325**	**2,413**	**11,738**
Allocation of 2000 net income	2,413	(2,413)	-
Acquisition of investments	45	-	45
Capital contribution	1,560	-	1,560
Dividends distributed	(491)	-	(491)
Translation differences	56	-	56
Net income for the year	-	2,245	2,245
Balance as of December 31, 2001	**12,908**	**2,245**	**15,153**
Allocation of 2001 net income	2,245	(2,245)	-
Acquisition of investments/Share capital increase	569	-	569
Deconsolidation of companies	(1,646)	-	(1,646)
Dividends distributed	(412)	-	(412)
Translation differences	(493)	-	(493)
Net income for the year	-	1,609	1,609
Balance as of December 31, 2002	**13,171**	**1,609**	**14,780**

**Statements of consolidated cash flow
for the years ended
December 31, 2000, 2001, 2002**

	(thousands of Euro)			Thousands of Usd (*)
	2000	2001	2002	2002
Cash flow from operating activities				
Income/(Loss) before minority interests	245,678	150,322	(8,252)	(8,652)
Depreciation and amortization	90,435	112,695	132,865	139,309
Amortization of deferred charges on long-term loans	460	603	345	362
Provision for doubtful accounts and other non-monetary charges	34,068	46,015	34,927	36,621
Provision/(utilization) of exchange fluctuations reserve, net	(2,998)	-	-	-
Provision for contingencies	2,582	2,000	39,118	41,015
Provision for income taxes	100,539	92,413	57,243	60,019
Losses/(gains) on disposal of assets, investments, net	(113,409)	(5,136)	105,041	110,135
Payment of termination indemnities and use of other reserves	(46,274)	(24,601)	(12,680)	(13,295)
Self-financing	*311,081*	*374,311*	*348,607*	*365,514*
Payment of taxes	(161,710)	(89,211)	(112,021)	(117,454)
Change in accounts receivable	(58,204)	(64,367)	(297)	(311)
Change in other operating receivables	(24,938)	26,813	17,693	18,551
Change in inventories	(33,760)	24,453	10,201	10,696
Change in accounts payable	47,893	(28,745)	(40,521)	(42,486)
Change in other operating payables and accruals	9,846	(26,176)	21,387	22,424
Change in working capital	*(59,163)*	*(68,022)*	*8,463*	*8,874*
Net cash flow from operating activities	**90,208**	**217,078**	**245,049**	**256,934**
Cash flow from investing activities				
Purchase of new subsidiaries	(6,828)	(45)	(627)	(657)
Purchase of tangible fixed assets	(207,270)	(182,533)	(94,322)	(98,897)
Investment in intangible fixed assets	(98,125)	(128,790)	(74,244)	(77,845)
Sales of tangible fixed assets	35,559	24,543	11,930	12,509
Disposal of intangible fixed assets	548	2,974	7,830	8,210
Net change in investment-related receivables and payables	11,166	7,090	(7,187)	(7,536)
Net cash flow from investing activities	**(264,950)**	**(276,761)**	**(156,620)**	**(164,216)**
Cash flow from other investing activities				
Purchase of equity investments	(3)	(1)	-	-
Sale of investments	124,633	27,253	2,535	2,658
(Increase)/Decrease in guarantee deposits and treasury shares	(4,489)	2,311	(6,119)	(6,416)
Net cash used in other investing activities	**120,141**	**29,563**	**(3,584)**	**(3,758)**
Payment of dividends	(186,607)	(84,544)	(74,852)	(78,482)
Net financing (requirement)/surplus	**(241,208)**	**(114,664)**	**9,993**	**10,478**

	2000	2001	2002	Thousands of Usd (*) 2002
Cash flow from financing activities				
Change in Shareholders' equity	-	1,560	563	590
Change in short-term borrowing	(176,006)	(52,567)	(96,744)	(101,436)
Proceeds from issuance of long-term debt	601,732	2,205	350,000	366,975
Repayment of long-term debt	(245,001)	(9,570)	(315,762)	(331,076)
Change in securities held as fixed assets	-	70,117	70,222	73,628
Increase in other financial assets	(8,496)	(5,772)	(20,255)	(21,237)
Decrease in other financial assets	3,675	5,026	12,621	13,233
Change in lease financing	19,250	(242)	6,013	6,305
Net cash provided (used) by financing activities	**195,154**	**10,757**	**6,658**	**6,982**
Effect of translation adjustments	(3,661)	(1,658)	13,118	13,754
Net increase (decrease) in cash and cash equivalents [1]	**(49,715)**	**(105,565)**	**29,769**	**31,214**
Cash and cash equivalents of newly acquired and disposed of subsidiaries, net	(5,623)	(1,483)	(2)	(2)
Effect of translation adjustments on cash and cash equivalents	487	1,121	(3,061)	(3,209)
Cash and cash equivalents at the beginning of the year	418,074	363,223	257,296	269,775
Cash and cash equivalents at the end of the year	**363,223**	**257,296**	**284,002**	**297,778**
Supplementary disclosures of cash flow information:				
Cash paid during the year for interest expense	**51,788**	**85,995**	**61,132**	**64,097**

(*) Exchange rate: 1 Euro = 1.0485 Usd as of December 31, 2002.

[1] Cash and cash equivalents include liquid funds, other securities and other financial receivables considered financial assets not held as fixed assets.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements

The consolidated financial statements have been prepared in conformity with chapter III of Legislative Decree no. 127 of April 9, 1991, which implements the EC VII Directive in Italy.

The notes to the consolidated financial statements explain, analyze and, in some cases, supplement the data reported on the face of the financial statements and include information required by article 38 and other provisions of Decree 127/1991. Additional information is also provided in order to present a true and fair view of the financial and operating position of the Group, even where this is not required by specific legislation.

In order to assist the reader of financial statements in understanding the Benetton's financial performance during the three year period ended December 31, 2002, the Group has presented in Appendix 3 the consolidated statements of income for each of the three years in the period ended December 31, 2002 and in Appendix 2 the consolidated balance sheets as of December 31, 2001 and 2002 in a format consistent with an international criteria for financial analysis.

Unless otherwise specified, amounts indicated in these notes are expressed in thousands of Euro.

1. Activities of the Group

Benetton Group S.p.A., the Parent Company, and its subsidiary companies (collectively the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as sports equipment, sportswear and casual wear.

2. Form and content of the consolidated financial statements
The consolidated financial statements of the Group include the financial statements as of December 31, 2002 of Benetton Group S.p.A., the Parent Company, and all the Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. They also include the accounts of some 50%-owned companies over which the Group exercises a dominant influence.
The companies included within the scope of consolidation are listed in Appendix 1.
Financial statements utilized for the consolidation are those prepared for approval at the Shareholders' meetings.
Financial statements of foreign subsidiaries have been reclassified, where necessary, for consistency with the format adopted by the Parent Company. Such financial statements have been adjusted so that they are consistent with the accounting policies referred to below.

The significant differences between the Group's policies described in the following Note 4 and the accounting principles generally accepted in the United States, along with the related adjustments to consolidated net income and equity, are described in Note 29.

3. Principles of consolidation
The most significant consolidation principles adopted for the preparation of the consolidated financial statements are as follows:
a. The assets and liabilities of subsidiary companies are consolidated on a line-by-line basis and the carrying value of investments held by the Parent Company and other consolidated subsidiaries is eliminated against the related Shareholders' equity accounts.
b. When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a) above, is allocated, where applicable, to the assets of the subsidiary. Any excess arising upon consolidation is accounted for as a consolidation adjustment and is classified as "Goodwill and consolidation differences".
Negative differences are classified within the "Reserve for risks and charges arising on consolidation" if they reflect estimated future losses; otherwise, they are classified as part of the "Consolidation reserve" within Shareholders' equity.
Goodwill is amortized over its estimated useful life.
c. Intercompany receivables and payables, costs and revenues, and all significant transactions between consolidated companies, including the intragroup payment of dividends, are eliminated.
Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.
d. The minority Shareholders' interest in the net assets and results for the year of consolidated subsidiaries are classified separately as "Minority interests" in the consolidated balance sheet and as "Income attributable to minority interests" in the consolidated income statement.
e. The financial statements of foreign subsidiaries are translated into Euro using year-end exchange rates for balance sheet items and average exchange rates for the year for income statement items.
Differences arising from the translation into Euro of foreign currency financial statements are reflected directly in consolidated Shareholders' equity.

4. Accounting policies and standards
These have been adopted in observance of article 2426 of the Italian Civil Code, also taking account of accounting principles prepared by the Italian Accounting Profession and, in the absence thereof, those issued by the International Accounting Standards Board (I.A.S.B.).

> Intangible fixed assets. These are recorded at purchase or production cost, including related charges. The value of these assets may be subject to revaluation in accordance with statutory regulations.
One method for determining the value of intangible fixed assets is to allocate the excess price deriving from investments acquired or other company transactions. This type of allocation is used for excess prices paid for trademarks acquired under these types of operation, on the basis of an independent appraisal.

Intangible fixed assets are written down in cases where, regardless of the amortization accumulated, there is a permanent loss in value. The value of such assets is reinstated in future accounting periods should the reasons for such writedowns no longer apply.

Book value is systematically amortized on a straight-line basis in relation to the residual economic useful lives of such assets. The duration of amortization plans is based on the estimated economic use of these assets.

Normally amortization periods for trademarks fluctuate between ten and fifteen years, while patents are amortized over three years. Goodwill and consolidation differences are amortized over ten years. Leasehold improvements costs are amortized over the duration of the lease contract. Start-up and expansion expenses and other deferred charges are mostly amortized over five years.

> **Tangible fixed assets.** These are recorded at purchase or production cost, revalued where required or permitted by statutory regulations. Cost includes related charges and direct or indirect expenses reasonably attributable to the individual assets. Tangible fixed assets are written down in cases where, regardless of the depreciation accumulated, there is a permanent loss in value. The value of such assets is reinstated in future accounting periods should the reasons for such writedowns no longer apply. Ordinary maintenance costs are fully expensed as incurred. Improvement expenditure is allocated to the related assets and depreciated over their residual useful lives.

Depreciation is calculated systematically on a straight-line basis using rates considered to reflect the estimated useful lives of the assets. In the first year such assets enter into service these rates are halved in consideration of their shorter period of use.

The depreciation rates applied by consolidated companies are as follows:

Real estate	2% - 3%
Plant and machinery	8% - 17.5%
Industrial and commercial equipment	20% - 25%
Molds and dies	25%
Other tangible fixed assets:	
- office and shops furniture, furnishing, electronic machines	12% - 25%
- vehicles	20% - 25%
- aircraft	7%

Accelerated depreciation calculated in the financial statements of Group companies is reversed and the related accumulated deprecation is adjusted as a result.

Assets acquired under finance leases are stated at their fair value at the start of the lease and the capital portion of the lease instalments is recorded as a liability.

Such assets are depreciated over their economic useful lives on the same basis as other tangible fixed assets.

> **Impairment of assets.** The Company's long-lived assets with definite and determinable life are reviewed for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

> **Financial fixed assets.** Investments in subsidiaries not consolidated on a line-by-line basis, together with those in associated companies, are accounted for on an equity basis, eliminating the Group's share of any unrealized intercompany profits, where significant.

The difference between the cost and the net equity of investments at the time they were acquired is allocated on the basis described in paragraph b) of the consolidation principles.

Equity investments of less than 20% in other companies are stated at cost, which is written down where there is a permanent loss in value. The original value of these investments is reinstated in future accounting periods should the reasons for such writedowns no longer apply.

Receivables included among financial fixed assets are stated at their estimated realizable value.

Other securities held as financial fixed assets are stated at cost, which is written down where there is permanent loss in value, taking into account any accrued issue premiums and discounts.

> **Inventories.** Inventories are stated at the lower of purchase or manufacturing cost, generally determined on a weighted average cost basis, and their market or net realizable value.

Manufacturing cost includes raw materials and all direct or indirect production-related expenses.

The calculation of estimated realizable value includes any manufacturing costs to be incurred and direct selling expenses. Obsolete and slow-moving inventories are written down in relation to their possibility of employment in the production process or to their net realizable value.

> **Accounts receivable.** These are recorded at their estimated realizable value, net of appropriate allowances for doubtful accounts determined on a prudent basis. Any long-term receivables that include an implicit interest component are discounted using a suitable market rate.

> **Other securities not held as fixed assets.** Such securities are stated at the lower of purchase cost and market value. The original value of these investments is reinstated in future accounting periods should the reasons for such writedowns no longer apply.

Securities acquired subject to resale commitments are recorded at cost and classified among other securities not held as fixed assets. The difference between the spot and forward prices of such securities is recognized on an accruals basis over the duration of the contract.

> **Accruals and deferrals.** These are recorded to match costs and revenues in the accounting periods to which they relate.

> **Reserves for risks and charges.** These reserves cover known or likely losses, the timing and amount of which cannot be determined at year-end. Reserves reflect the best estimate of losses to be incurred based on the information available.

> **Reserve for employee termination indemnities.** This reserve represents the liability of Italian companies within the Group for indemnities payable upon termination of employment, accrued in accordance with labor laws and labor agreements in force. This liability is subject to annual revaluation using the officially-established indices.

> **Accounts payable.** These are stated at face value. The implicit interest component which is included in long-term debt is recorded separately using a suitable market rate.

> **Transactions in foreign currencies.** Transactions in foreign currencies are recorded using the exchange rates in effect at the transaction dates. Exchange gains or losses realized during the year are included in the consolidated income statement.

At the date of the financial statements, the Italian Group companies adjusted receivables and payables in foreign currency to the exchange rates ruling at the year end, booking all resulting gains and losses to the income statement. The exchange gains or losses on forward contracts opened to hedge receivables and payables are booked to the income statement; the discount or premium on these contracts is recorded on an accrual basis.

The value of forward contracts, other than those hedging specific foreign currency assets and liabilities, is restated at year-end with reference to the differential between the forward exchange rates applicable to the various types of contract at the balance-sheet date and the contracted forward exchange rates. Any net results emerging are charged to the income statement.

> **Fair value of financial instruments.** Financial instruments consist primarily of investments in cash, marketable securities, account receivables, accounts payable, debt obligations, forward exchange contracts, interest rate swap agreements and forward rate agreements.

The fair value of debt obligations was estimated by discounting cash flows using interest rates currently available.

Fair value of forward exchange contracts and interest rate swaps are discussed in Note 29. The carrying value of remaining financial instruments approximates fair value due to the short-term and/or variable rate nature of these instruments.

> **Concentrations of credit risk.** Financial instruments which potentially subject the Company to credit risk are trade account receivables and foreign exchange contracts. Concentration of credit risk with respect to trade account receivables is limited due to the large number of customers comprising the Company's customer base and their break-down among many different geographical locations. The Company is exposed to credit risk with respect to foreign exchange contracts in the event of non-performance by the counterparts to these financial instruments, which are major financial institutions. Managements believes the risk of incurring material losses related to this credit risk is remote.

> **Revenue recognition.** Revenues from product sales are recognized at the time of shipment to the customer, which also represents the moment when ownership passes.

> **Expense recognition.** Expenses are recorded in accordance with the matching principle.

> **Income taxes.** Current income taxes are provided on the basis of a reasonable estimate of the tax liability for the year, in accordance with applicable local regulations.
The net balance between deferred tax assets and liabilities is also recorded.
Deferred tax assets refer to costs and expenses not yet deductible at year-end, to consolidation adjustments and to the benefit of accumulated tax losses. Deferred tax assets are provided when it was almost certain that they can be recovered in the future.
Deferred tax liabilities refer to transactions where taxation is deferred to future years, such as gains on the disposal of tangible and intangible fixed assets or consolidation adjustments arising from the reversal of accelerated depreciation or lease transactions recorded as finance leases.

5. Supplementary information

> **Comparability of financial statement items.** Pursuant to article 2423-ter, paragraph 5, of the Italian civil code, the following items as of December 31, 2001 have been reclassified in order to make them consistent and comparable with those as of December 31, 2002:
- B 10 d "Writedowns of current receivables and of liquid funds";
- B 12 "Provisions to risks reserves";
- B 14 "Other operating costs".

Article 2423, paragraph 4, of the Italian Civil Code. Departures from statutory accounting criteria and policies according to the fourth paragraph of article 2423 of the Italian Civil Code have not occurred.

> **Use of estimates.** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

> **Cash flow.** The statement of consolidated cash flows provides information by type of flow and activity. Cash and banks items and readily marketable securities are treated as cash equivalents.

> **Financial statements and information expressed in U.S. dollars.** The financial statements are presented in Euro and, for 2001, are also presented in U.S. dollars solely for the convenience of the reader, at the year end exchange rate of Euro 1 = Usd 1.0485. Such rate was determined by the Noon buying rate of the Euro to U.S. dollars as certified for custom purposes by the Federal Reserve Bank of New York as of December 31, 2002. No representation is made that Euro amounts have been, could have been, or could be converted into U.S. dollars at that or any other rate.

Other information

6. Purchase of subsidiary companies, disposal of associated companies and Group's restructuring activities

> **2000.** 2000 has witnessed profound changes in the organizational and corporate structure of the Group to provide adequate support for the numerous projects that it has undertaken.
In the first few months of the year, the entire equity investment held by Benetton International N.V. S.A. in Benetton U.K. Ltd., sole shareholder in Benetton Formula Ltd., was sold to Renault Group B.V. The Group continues as official sponsor for the team's Formula One cars in 2000-2001.
On the Italian front, Socks & Accessories Benetton (S.A.B.) S.r.l. and Bencom S.p.A. were both absorbed by Benetton Group S.p.A. The first merger followed the acquisition of the entire capital share of Socks & Accessories Benetton (S.A.B.) S.r.l. as part of the centralizing in Benetton Group S.p.A. of the production and marketing of accessories.

In the manufacturing division, Manifattura Goriziana S.p.A., Lanificio di Follina S.p.A. and Texcontrol S.p.A. were merged into Olimpias S.p.A., in an effort to centralize the bulk of manufacturing operations in Italy.

With regard to the Group's foreign operations, the Dutch companies Benetton Holdings N.V., Benetton Sportsystem N.V. and S.A.B. International B.V. were absorbed by Benetton International N.V. S.A. From January 1, 2001, Benetton International N.V. S.A.'s operations have been transferred to Luxembourg, so as to concentrate all of the foreign investment subholding companies in this country.

Regarding the US subsidiaries that run the sports sector, Benetton Holdings USA Inc. acquired the remaining shares in Rollerblade Inc., 0.13% of the capital share, from the Goldman Sachs Group.

As a result, it was possible to complete the corporate reorganization of the remaining companies by merging them into Benetton Sportsystem USA Inc.

Numerous companies in a variety of different European countries have been either established or acquired as part of our retail expansion plan. These include Benetton Retail Italia S.r.l., Benetton Retail Deutschland GmbH, Benetton Retail Austria Handels GmbH and Benetton Retail Netherlands N.V. In France and Belgium, other companies already operating in the sector were acquired for the same purpose. Resources have been made available for them to manage both past and future investments.

At the end of 2000, Benetton Retail International S.A. and Benetton Real Estate International S.A. were incorporated. Both companies were established under Luxembourg law and will become subholding companies for the retail and real estate subsidiaries respectively.

As part of the Group's manufacturing program abroad, Benetton Croatia d.o.o. was set up, commencing operations in the last few months of 2000.

The process of diversifying operations in Benetton (Far East) Ltd. has continued in order to include in addition to the distribution and marketing operations, production outsourcing support.

Lastly, in autumn 2000, United Web S.p.A., established in February 2000 as a wholly owned subsidiary of Benetton Group S.p.A., commenced operations in the field of e-commerce.

> **2001.** The Benetton Group continued to reorganize in 2001 in relation to its numerous projects in the retail sector.

In the area of commercial and retail development, the Group set up two new companies to manage the new retailing activities; these were Benetton Retail Ungheria Kft. and the Portuguese company Benetton 2 Retail Comércio de Produtos Têxteis S.A.; in addition, the French company Novanantes S.A.S. was purchased from third parties, while a 50% interest was acquired in I.M.I. Italian Marketing International S.r.l.

The retailing activities of Benetton France Trading S.à r.l. were transferred to Benetton Retail France S.A.S., which is now responsible for the direct and indirect management of all the Group's commercial operations in France.

The spin-off of Benetton España S.L. was completed. This involved separating the manufacturing, real estate and retail operations into three newly-formed companies, known as Benetton Textil Spain S.L., Benetton Realty Spain S.L. and Benetton Retail Spain S.L. respectively.

As part of the process of rationalizing corporate structures, equity investments in retail companies were concentrated in Benetton Retail International S.A., an intermediate holding company incorporated in Luxembourg. Companies in the retail sector were also recapitalized to enable them to fund investments and operational changes in this sector. The real estate companies continued their investment activities in Italy and abroad in support of the numerous retail-sector projects.

The foreign manufacturing sector saw the incorporation of Benetton Slovakia s.r.o., a company headquartered in Bratislava which will be used for starting up manufacturing activities in the Slovak Republic.

In October, earlier than expected, the Group sold its entire interest in Benetton Engineering Ltd., the owner of a 50% stake in T.W.R. Group Ltd. This was in implementation of the contractual agreements made at an earlier date. The subsidiary Benetton International N.V. S.A. sold its entire interest in Benetton Egypt S.A.E. to its Egyptian partner.

All subsidiaries based in the Euro-zone finished the process of converting their share capital into Euro, as required by the prevailing legislation.

> **2002.** The process of reorganizing and rationalizing the corporate structure was virtually completed during 2002, involving a concentration of equity investments in the sub-holding companies of the Retail, Real Estate and Manufacturing sectors.

The demerger of Benetton International N.V. S.A. was completed with the creation of two new companies, Benetton International Property N.V. S.A., and Benetton International N.V. S.A., both with operational headquarters in Luxembourg. The former holds all the real-estate related equity investments, while the latter owns the interests in the service and manufacturing companies. As part of this process, Benetton Retail Netherlands N.V., a company incorporated in the Netherlands and controlled by Benetton International N.V. S.A., changed its corporate purpose and name to Benetton

Manufacturing Holding N.V. The latter then acquired certain equity investments in companies from the manufacturing sector, again because of the need to concentrate these interests under the same sub-holding company.

The process of reorganizing the corporate structure also involved the company Benetton Finance S.A., which transferred the activities managed by its Lugano office to Benetton Società di Servizi S.A., another subsidiary incorporated in Switzerland.

In France, the concentration of equity investments in retail companies under Benetton Retail France S.A.S. was finalized. In Portugal, Benetton Textil - Confeccao de Texteis S.A. was set up through a spin-off from Benetton S.A., which changed its name to Benetton Realty Portugal Imobiliaria S.A. in relation to the real estate portion of the business.

New Ben GmbH was set up to enhance the Group's commercial presence on the German market. This company is held 51% by Benetton Retail Deutschland GmbH and 49% by third parties. The company's business will involve both the management of retail outlets in Germany, and the supply of agency services to Benetton Group S.p.A.

Moreover, a Permanent Establishment of Benetton Real Estate International S.A. was set up in Vilnius - Lithuania, in order to manage the real estate investment made in Lithuania, which will result in the opening of a new retail business in 2003.

In Italy, there were certain operations involving the manufacturing sector: the companies Tessitura Travesio S.p.A. and Colorama S.r.l. were merged into Olimpias S.p.A.; in addition, Olimpias S.p.A. sold its interest in Color Service S.r.l. to third parties.

The required capital payments were made to cover both new investments and the economic-financial needs of the following companies: Benetton Retail Belgique S.A., Benetton Retail Hong Kong Ltd., Benetton Retail (1988) Ltd., Benetton Retail Spain S.L., Benetton Realty Spain S.L., and DCM Benetton India Ltd.

As part of the process of redefining commercial strategies on the Chinese market, new arrangements for distribution were started in China, while the liquidation process of the Chinese-incorporated company of Beijing Benetton Fashion Co. Ltd. was completed.

> *Significant events since year end.* In January 2003 the Group reached an agreement with the Tecnica group for the sale of the business activities relating to the Nordica brand. The sale became effective as from February 1, 2003. The overall price for the transaction was calculated based on an independent valuation of all business components, such as for example existing plant, machinery and inventory as of January 31, 2003. The value of the intellectual property alone, including the Nordica trademark, was set at Euro 38 million. Under this agreement, Benetton Group S.p.A. acquired 10% of Tecnica S.p.A.'s share capital with a guaranteed put (sale) option to be exercised as from February 1, 2008 and a call option for repurchase by Tecnica S.p.A. to be exercised between February 1, 2006 and January 31, 2008. The exercise price of the put (sale) option is equal to the price paid for the acquisition of 10% of Tecnica S.p.A.'s share capital plus a minimum fixed sum of Euro 350,000 for each year and any kind of contribution that the Company should make within the exercise date. The price exercise of the call option is equal to the received price for the sale of 10% of Tecnica's share capital plus interest. The exercise price will be increased if the Company makes any equity contributions to Tecnica and decreased if Tecnica's equity is reduced due to distributions of reserves or payments of dividends. The Tecnica shares so acquired were valued at around Euro 15 million. Tecnica is not a listed company.

In March 2003, the Benetton Group, through the American company Benetton Sportsystem USA Inc., signed a binding preliminary agreement for the sale of the Rollerblade brand to Prime Newco, a member of the Tecnica group, the purchaser of the Nordica brand. The price established for the Rollerblade brand alone amounted to Euro 20 million, payable upon completion of the sale, which scheduled for June 30, 2003. On this date, subject to separate valuation, other components of the business and the entire interest in the Swiss subsidiary, Benetton Sportsystem Schweiz A.G., will also be transferred. As additional consideration with regard to the transfer of know-how, the Group will receive 1.5% of the Rollerblade brand sales for the next five years, with a minimum guaranteed payment of Euro 5 million; the Benetton \Group is entitled to the operating profit for the first six months of 2003.

At the end of March the Group also formalized the sale of the Prince and Ektelon brands to Lincolnshire Management Inc., a U.S. private equity fund with existing interests in the sports equipment sector through its investment in Riddel Sport Group Inc. The price established for the sale of the Prince and Ektelon brands and the associated fixed assets is Euro 36.5 million, to be paid in two installments of Euro 26.5 million (generating interest) in January 2004 and Euro 10 million paid upon completion of the sale on April 30, 2003, at which time the other components, subject to separate valuation, were transferred at book value. This agreement completes the Benetton Group's departure from the sports equipment sector.

In the area of manufacturing activities, a new company is currently being set up in Tunisia under the name of Benetton Manufacturing Tunisia S.à. r.l. as part of the project to delocalize production.

Comments on the principal asset items

Fixed assets

7. Intangible fixed assets

(thousands of Euro)	12.31.2001 Gross	12.31.2001 Net	12.31.2002 Gross	12.31.2002 Net
Start-up and expansion expenses	21,814	14,733	21,299	10,835
Industrial patents and intellectual property rights	14,214	3,260	13,153	2,276
Licenses, trademarks and similar rights	371,693	204,255	54,136	26,621
Lease acquisition costs and Goodwill	78,971	73,918	107,469	91,465
Consolidation differences	49,565	28,612	17,882	7,628
Total goodwill and consolidation differences	*128,536*	*102,530*	*125,351*	*99,093*
Assets under construction and advance payments	9,895	9,895	5,396	5,396
Expenses related to bond issues and loans	3,009	918	2,678	1,240
Costs for the purchase and development of software	22,781	12,742	25,711	11,984
Leasehold improvements	89,302	72,897	103,327	79,990
Others	31,666	22,627	31,284	17,561
Total other intangible fixed assets	*146,758*	*109,184*	*163,000*	*110,775*
Total	**692,910**	**443,857**	**382,335**	**254,996**

"Start-up and expansion expenses" include Euro 10,704 thousand in start-up expenses for retail projects and e-commerce activities.

In 1983 the original Benetton trademark was revalued in accordance with Law 72 of March 19, 1983. The monetary revaluation was Euro 2,288 thousand; at the end of 2002, the amount of this revaluation was fully amortized.

As part of operations finalized or being defined for the sale of sports sector businesses, the net book values of the Nordica, Rollerblade and Prince brands, the patents and the goodwill covered by the disposals, totaling Euro 165,811 thousand, were classified under current assets, since they are classed as assets due for sale.

The net book value of the brands after these disposals was as follows:

(thousands of Euro)	12.31.2001	12.31.2002
United Colors of Benetton	1,680	1,595
Sisley	243	271
Nordica	50,644	-
Rollerblade	84,715	-
Prince	40,633	-
Killer Loop	19,355	17,598
Others	2,291	1,881
Total	**199,561**	**21,345**

Lease acquisition costs included up-front cash payments to the existing lessees as an incentive to acquire the existing lease contracts for strategic business locations. These costs have a definite life and are amortized over the terms of the relevant agreement. The change in this item includes around Euro 25,000 thousand in respect of the commercial activities acquired in major Italian cities, to be used in the development of the stores network.

"Consolidation differences" of Euro 7,628 thousand reflect the residual goodwill emerging from consolidation of the companies acquired, with Euro 2,787 thousand attributable to Benetton Sportsystem S.p.A. and the remainder to other European companies. This consolidation difference is amortized over ten years, which is considered appropriate since it is consistent with the accounting policies currently applied in the sector where Group companies operate. The change for the year also includes the goodwill relating to the sports brands due to be sold, reclassified under current assets for Euro 10,769 thousand.

"Assets under construction and advance payments" involve advance payments on preliminary agreements for the purchase of trading companies in Italy; the remainder relates to advances on the restructuring of leaseholds and to expenses for registering trademarks and patents.

"Leasehold improvements" mainly refer to the cost of restructuring and modernizing leased shops.

"Other intangible fixed assets" include the costs incurred to gain early access to premises owned by third parties, which are amortized over the length of the rent contracts; they also include expenses in connection with the purchase of commercial activities.

Movements in the principal intangible fixed asset items during 2002 were as follows:

(thousands of Euro)	Patents	Licenses, trademarks and similar rights	Goodwill and consolidation differences	Leasehold improvements	Other, intangible fixed assets	Total
Net opening balance	3,260	204,255	102,530	72,897	60,915	443,857
Change in the scope of consolidation	(43)	(258)	-	(231)	(366)	(898)
Additions	256	5,805	28,982	27,110	12,091	74,244
Disposals	(3)	(156,283)	(19,428)	(1,821)	(1,621)	(179,156)
Amortization	(1,386)	(23,673)	(16,304)	(10,632)	(14,783)	(66,778)
Translation differences and other movements	192	(3,225)	3,313	(7,333)	(9,220)	(16,273)
Net closing balance	**2,276**	**26,621**	**99,093**	**79,990**	**47,016**	**254,996**

8. Tangible fixed assets

Tangible fixed assets are stated net of accumulated depreciation of Euro 415,708 thousand.

Additions during 2002 mainly concerned:
- investments in real estate for commercial use and the related modernization and upgrading of premises;
- plant, machinery and equipment purchased to improve the efficiency of production processes, particularly in the manufacturing companies.

The decrease in "Plant, machinery and equipment" reflects the reclassification to current assets of the assets due for sale relating to the Nordica business, for a total amount of Euro 11,254 thousand.

The depreciation charge for the period was Euro 66,431 thousand.

Movements in the principal tangible fixed asset items during 2002 were as follows:

(thousands of Euro)	Real estate	Plant and machinery	Industrial and commercial equipment	Other assets	Assets under construction and advances to suppliers	Total
Net opening balance	470,257	110,120	8,472	85,775	45,875	720,499
Change in the scope of consolidation	(21)	(46)	(7)	(158)	-	(232)
Additions	34,284	21,323	2,723	21,544	14,448	94,322
Disposals	(9,624)	(10,690)	(1,991)	(6,160)	(867)	(29,332)
Depreciation	(15,227)	(25,423)	(6,192)	(19,589)	-	(66,431)
Translation differences and other movements	24,049	5,736	827	(1,075)	(42,423)	(12,886)
Net closing balance	**503,718**	**101,020**	**3,832**	**80,337**	**17,033**	**705,940**

Some of the Group's tangible fixed assets are pledged as security for long-term loans from banks and other financial companies. The outstanding balance of such loans is Euro 6,733 thousand.

Other assets include the following assets acquired under finance leases:

(thousands of Euro)	12.31.2001	12.31.2002
Real estate	15,951	14,200
Plant and machinery	1,700	-
Other assets	1,099	857
less - Accumulated depreciation	(2,548)	(1,919)
Total	**16,202**	**13,138**

Outstanding capital payments due to lessors as of December 31, 2002, classified as amounts due to leasing companies, are reported in the note "Due to other financial companies".

9. Financial fixed assets

> *Equity investments.* Equity investments in subsidiaries relate to other minor subsidiary companies, mainly foreign trading companies, that are carried at cost or at equity, since they are either not yet operating or are in liquidation at the balance-sheet date.
Other investments primarily represent minority interests in Italian and Japanese retail companies and in a Swiss company.

> *Accounts receivable*

| (thousands of Euro) | *Maturities (in years)* | | | | |
	Within 1	*From 1 to 5*	*Beyond 5*	*12.31.2002*	*12.31.2001*
Other receivables:					
- due within 12 months	6,485	-	-	6,485	9,071
- due beyond 12 months	-	12,528	3,969	16,497	7,400
Guarantee deposits	-	-	16,233	16,233	10,724
Total	**6,485**	**12,528**	**20,202**	**39,215**	**27,195**

Accounts receivable due from others within 12 months include Euro 2,256 thousand in tax credits on advance taxes paid by the Italian companies in relation to employee termination indemnities, under Law 140 of May 28, 1997.
The increase in accounts receivable due beyond 12 months relates to a loan granted to third parties by the Japanese company to support local retail operations. The residual amount refers to financial receivables earning interest at market rates.
Guarantee deposits outstanding as of December 31 mainly relate to lease contracts stipulated by the Japanese subsidiary.

> *Other securities held as financial fixed assets*

(thousands of Euro)	*12.31.2001*	*12.31.2002*
Long-term Government bonds (BTP) maturing in 2003 and		
in 2004 bearing interest rates between 3.25% and 4%	70,233	-
Others	10	10
Total	**70,243**	**10**

During the year, all the investments in securities held in the portfolio of the subsidiary Benetton Finance S.A. were sold before their natural maturity.
The balance refers to foreign securities held by the Austrian subsidiary.

Current assets

10. Inventories

Inventories, Euro 284,425 thousand (Euro 304,979 thousand as of December 31, 2001), recorded net of the related writedown reserve, consist of the following:

(thousands of Euro)	12.31.2001	12.31.2002
Raw materials, other materials and consumables	1,963	3,400
Work in progress and semi-manufactured products	800	1,000
Finished goods	10,423	13,575
Total	**13,186**	**17,975**

The valuation of closing inventories at weighted average cost is not appreciably different from their value at current purchase cost.

11. Accounts receivable

> **Trade receivables.** As of December 31, 2002, trade receivables, net of the allowance for doubtful accounts, amount to Euro 797,384 thousand (Euro 849,504 thousand as of December 31, 2001).
The allowance for doubtful accounts as of December 31, 2002 amounts to Euro 72,474 thousand (Euro 67,326 thousand as of December 31, 2001). Euro 14,806 thousand of this reserve was used during the year. A prudent assessment of the specific and generic collection risks associated with receivables outstanding at year-end has resulted in an additional provision of Euro 23,061 thousand to take account of the aging of certain balances and the difficult economic conditions in a number of markets.

> **Due from subsidiaries, associated companies and the Parent Company.** Accounts receivable from associated companies, amounting to Euro 340 thousand, and those from the Parent Company, Euro 496 thousand, are trade receivables.

> **Other receivables.** Other receivables mainly include:
- VAT recoverable from the tax authorities, Euro 15,974 thousand (Euro 17,851 thousand as of December 31, 2001), of which Euro 1,168 thousand due beyond 12 months;
- tax credits, Euro 9,360 thousand (Euro 7,837 thousand as of December 31, 2001), of which Euro 287 thousand due beyond 12 months;
- other amounts due from tax authorities, Euro 71,296 thousand (Euro 36,382 thousand as of December 31, 2001), of which Euro 378 thousand due beyond 12 months. The item includes Euro 69,802 thousand resulting from the net balance between deferred tax assets (charges with deferred tax deductibility and carry-forward tax losses) and deferred tax liabilities (primarily the reversal of accelerated depreciation);
accounts receivable from disposals, Euro 8,115 thousand (Euro 3,878 thousand as of December 31, 2001), of which Euro 2,727 thousand due beyond 12 months.

The following table shows total deferred taxes, net:

(thousands of Euro)	12.31.2001	12.31.2002
Tax effect of eliminating intercompany profits	9,226	6,842
Tax effect of provisions and costs that will become deductible in future accounting periods	24,429	71,698
Deferred taxes arising on the reversal of accelerated depreciation and the application of finance lease accounting	(21,925)	(20,524)
Deferred taxes on gains taxable over a number of accounting periods	(3,670)	(3,808)
Tax benefits on accumulated losses	24,587	15,632
Other	(407)	(38)
Total	**32,240**	**69,802**

In relation to:

(thousands of Euro)	12.31.2001	12.31.2002
Italian companies	421	43,350
Foreign companies	31,819	26,452
Total	**32,240**	**69,802**

12. Financial assets not held as fixed assets

> **Treasury shares.** The Company was not holding any treasury shares at the close of the period.

> **Other securities**

(thousands of Euro)	12.31.2001	12.31.2002
Consorzio di Credito per le Opere Pubbliche bonds, maturing in 2002 at interest rates between 4.056% and 10.65%	8,091	-
European Investment Bank bonds in Italian Lire matured in 2002 at interest rates between 10.5% and 11.25%	13,003	-
IBRD bonds in Italian Lire, matured in 2002 at interest rates between 10.4% and 10.65%	1,583	-
Italian State Railways bonds matured in 2002 at an interest rate of 4%	5,573	-
Government bonds (BTP) maturing through 2003 and 2011 at interest rate between 4% and 5.25%	8,353	3,159
Treasury Certificates (CCT) maturing in 2007 and 2009 at interest rate between 3.7% and 4.1%	11,713	13,279
Parvest Medium Term Euro Bond	1,336	-
Vontobel Euro Bond	1,166	-
Sinopia Alternactiv Eur	-	593
Treasury Certificates (CTZ) maturing through 2003 and 2004	-	4,723
PFIF Euro Cash Plus	872	1,541
Morgan Fund-Short Maturity Euro	852	1,417
SCH Euro Short Term A Euro	791	1,579
Others	174	-
Total	**53,507**	**26,291**

Comparison with market values at the end of the year did not result in any need to adjust the book values of the securities held in portfolio.

> **Other financial receivables.** These mainly consist of short-term financing granted to third parties by Benetton Gesfin S.p.A. for the temporary employment of liquidity.

> **Differentials on forward transactions**

(thousands of Euro)	12.31.2001	12.31.2002
Differentials on forward transactions	12,230	8,740

In 2002, as in prior years, the proceeds of future sales were sold forward in order to optimize exchange risk management associated with the retail activities of certain Group companies, especially Benetton Group S.p.A. Forward contracts and other currency hedges have been put in place with maturities in 2003. Part of these contracts, totaling Euro 11,980 thousand, was subsequently renegotiated, and the related positive differentials amounting to Euro 703 thousand, will be collected in 2003.
The residual balance refers to gains arising on the end-of-year valuation of transactions in foreign currency.

13. Liquid funds

(thousands of Euro)	12.31.2001	12.31.2002
Current account deposits (Euro)	31,768	54,354
Current account deposits (foreign currency)	41,736	34,553
Time deposits (Euro)	4,570	40,737
Time deposits (foreign currency)	10,237	2,505
Checks	87,814	58,230
Cash in hand	355	349
Total	**176,480**	**190,728**

Average interest rates reflect market returns for the various currencies concerned.
The balance of cash and banks as of December 31, 2002 reflects the receipts from customers at the year end.

14. Accrued income and prepaid expenses

(thousands of Euro)	12.31.2001	12.31.2002
Accrued income:		
- financial income	5,976	5,448
- other income	475	229
Total accrued income	*6,451*	*5,677*
Prepaid expenses:		
- financial charges	3,784	185
- rentals and leasing charges	9,134	9,778
- advertising and sponsorships	1,247	506
- taxes	12,304	3,689
- other expenses	2,598	1,807
- discount of bond	-	367
Total prepaid expenses	*29,067*	*16,332*
Total	**35,518**	**22,009**

Accrued financial income mainly relates to interest deriving from temporary investments.

In previous years the Group's merger differences were released from further taxation via payment of a substitute tax at 27%. This substitute tax has been classified under current income taxes with a matching balance in "Due to tax authorities". In accordance with the accruals concept, some Euro 3,522 thousand of this tax has been recorded as a prepayment because the cost of freeing up merger differences from tax is related to the benefit deriving from future tax savings. Given the various periods of amortization of the assets involved and taking account of the prudence principle, the amortization period fixed was 10 years. As part of the operation to sell the Nordica business, the substitute tax pertaining to future periods, totaling Euro 5,992 thousand, relating to the merger deficit allocated to Nordica's trademark and goodwill, was charged to the statement of income as "Extraordinary expenses".

Comments on the principal liability and equity items

Shareholders' equity

15. Share Capital
The share capital of Benetton Group S.p.A. amounts to 236,026,454.30 Euro as of December 31, 2002 and consists of 181,558,811 shares with a par value of 1.30 Euro each. The 1980 spin-off reserve and part of the monetary evaluation reserves were capitalized by Benetton Group S.p.A. in prior years by the issue of stock dividends.

16. Additional paid-in capital
This balance is unchanged with respect to the prior year.

17. Revaluation reserves

The item exclusively reflects the residual amounts of revaluation reserves established in accordance with the provisions of Law 72 of March 19, 1983 and Law 413 of December 30, 1991, and the monetary revaluation of tangible fixed assets by a Spanish subsidiary (Royal Decree 2607/96).

18. Legal reserve

The increase in the legal reserve derives from the allocation of a portion of net income for the year ended December 31, 2001, in conformity with the law and the articles of association.

19. Other reserves

As of December 31, 2002, this item amounts to Euro 803,536 thousand (Euro 727,786 thousand as of December 31, 2001), and includes:
- Euro 109,210 thousand relating to other reserves of the Parent Company (Euro 81,957 thousand as of December 31, 2001);
- Euro (617) thousand relating to the cumulative translation adjustment generated by translating the foreign-currency financial statements of companies consolidated on a line-by-line basis;
- Euro 694,942 thousand representing the additional equity of consolidated companies with respect to their carrying value, together with other consolidation entries.

The first of the schedules which follow reconciles the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts; the second lists the equity in consolidated subsidiaries attributable to minority Shareholders.

Reconciliation of the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts.

| | 12.31.2001 | | 12.31.2002 | |
| | Shareholders' | Net | Shareholders' | Net |
(thousands of Euro)	equity	income	equity	income/(loss)
Per Benetton Group S.p.A. financial statements	526,655	83,749	449,391	(2,825)
Net income and Shareholders' equity of consolidated subsidiaries, net of their carrying value	638,014	17,670	681,882	(40,635)
Reversal of writedown of equity investments	-	58,858	-	99,009
Elimination of dividends paid by consolidated subsidiaries	-	(5,000)	-	-
Reversal of merger differences and related amortization in Benetton Group S.p.A.	(67,601)	6,905	(56,206)	11,395
Allocation to fixed assets of the difference between the purchase price and the equity of new subsidiaries at the time they were acquired and related depreciation	130,272	(16,535)	46,067	(84,275)
Reversal of accelerated depreciation considering the useful lives of fixed assets and of intercompany gains on disposal of tangible fixed assets, net of the related tax effect	24,334	1,011	23,206	(1,128)
Application of finance lease accounting, taking account of the related tax effect	5,516	871	5,574	58
Elimination of intercompany profits included in the inventory of consolidated subsidiaries, net of the related tax effect	(16,314)	(1,762)	(12,016)	4,298
Adjustment to reflect the equity value of associated companies	(208)	(260)	-	-
Net effect of other				

consolidation entries	35	2,570	2,675	4,242
Per Group's consolidated **financial statements**	**1,240,703**	**148,077**	**1,140,573**	**(9,861)**

> **Minority interests**

As of December 31, 2002 and 2001, minority interests in fully consolidated subsidiaries were as follows:

(in %)	12.31.2001	12.31.2002
Italian subsidiaries:		
- Olimpias group	15	15
- I.M.I. Italian Marketing International S.r.l.	50	50
Foreign subsidiaries:		
- New Ben GmbH	0	49
- DCM Benetton India Ltd.	50	50
- Benetton Korea Inc.	50	50

20. Reserves for risks and charges

> **Taxation reserve**

(thousands of Euro)	01.01.2002	Provisions	Uses	12.31.2002
Taxation reserve	3,080	5,005	-	8,085

Benetton Group S.p.A.'s outstanding disputes mostly relate to methods of valuing equity investments. Towards the end of the year the Court of Cassation rejected an appeal submitted by the Company concerning the deductibility of shareholder payments to cover the affiliated company's negative net equity. We should point out that, since this dispute falls under the tax amnesty governed by Law 289 of December 27, 2002 as subsequently amended, the Company will proceed with settlement, incurring an expense of about Euro 3,000 thousand.

As regards the other outstanding or potential disputes, the Parent Company is currently making a careful evaluation of whether or not to use this amnesty. Moreover, based on the judgments issued in the various levels of appeal in the current dispute, on expert opinions and on case law, the Company considers the provision to the taxation reserve, increased during the year by about Euro 5,000 thousand, to be sufficient to cover the charges for possible amnesties or existing tax risks.

> **Other reserves**

(thousands of Euro)	12.31.2001	12.31.2002
Reserve for contingencies	9,151	13,909
Agents' leaving indemnity reserve	7,242	9,192
Reserve for other provisions	740	25,681
Total	**17,133**	**48,782**

The reserve for contingencies covers various kinds of risk, the amount or timing of which is not known at the close of the year, but which may result in liabilities in future years; it refers mainly to liabilities for other minor disputes and possible costs for guarantees and returns, particularly of articles in the sports sector.

The agents' leaving indemnity reserve prudently reflects contingencies associated with the interruption of agency contracts in circumstances allowed by Italian law. During the course of 2002, this reserve was credited with an additional Euro 3,065 thousand in provisions and debited with Euro 996 thousand in respect of utilizations.

The reserve for other provisions covers the costs estimated by the Group to implement the restructuring and reorganization program associated with the disposal of the sports businesses. The related provisions are recorded in the statement of income under "Extraordinary expenses".

21. Reserve for employee termination indemnities
Movements in the reserve during the year were as follows:

(thousands of Euro)

Balance as of January 1, 2002	52,393
Provision for the year	9,706
Indemnities paid during the year	(8,274)
Other movements	(395)
Balance as of December 31, 2002	**53,430**

22. Accounts payable

The composition of and significant changes in this account group during the year are discussed below.

> Bonds

In July 2002, Benetton Group S.p.A. issued a Euro 300,000 thousand bond, repayable on July 26, 2005, bearing floating-rate interest, which was 3.74% at year end. The bonds are listed on the Luxembourg Bourse. This issue replaced a bond maturing in July amounting to approximately Euro 258,228 thousand.

> Due to banks

(thousands of Euro)	12.31.2001	12.31.2002
Current account overdrafts	10,155	9,589
Import/export advances	2,410	-
Advances on receivables and other short-term loans	128,089	22,733
Long-term loans:		
- due within 12 months	57,009	55,305
- due beyond 12 months	508,778	503,401
Total	**706,441**	**591,028**

Amounts due to banks include Euro 6,733 thousand secured by mortgages on tangible fixed assets. Medium and long-term loans due beyond 12 months include Euro 500,000 thousand relating to a syndicated loan taken out in 2000, maturing in seven years.

Long-term loans from banks outstanding as of December 31, 2002 are as follows:

(thousands of Euro)	12.31.2001	12.31.2002
Syndicated loan of Euro 500 million with a 7-years maturity, granted by a pool of banks and made up of a revolving credit line for the first two years at an annual interest rate of 3.672% at the balance-sheet date and a loan for the subsequent 5 years repayable on maturity	500.000	500.000
Syndicated loan of Euro 50 million maturing on April 20, 2003 granted by Sanpaolo IMI and made up of a revolving credit line at an annual interest rate of 3.421% at the balance-sheet date	50.000	50.000
Loan from Efibanca (Ente Finanziario Interbancario S.p.A.) at floating interest rate - 3.255% at the balance-sheet date -, repayable in half-yearly instalments in arrears through 2003, secured by mortgages on real estate	3.873	1.291
Loans from Efibanca (Ente Finanziario Interbancario S.p.A.) at an annual interest rate of 3.58% repayable through 2005	1.420	1.065
Loans from Istituto Mobiliare Italiano, at an annual interest rate of 4%, repayable through 2004, secured by mortgages on real estate	5.888	3.202
Loan granted by Medio Credito del Friuli repayable in half-yearly instalments through January 1, 2007 at an annual interest rate of 2.5% secured by mortgages on real estate	2.479	2.053
Loan from Sanpaolo IMI at a quarterly floating interest rate of 1.07% at the balance-sheet date repayable quarterly through 2002 secured by mortgages on real estate	128	-
Loan from CARI (Gorizia) dated April 20, 2001 repayable through 2003 and 2005 at an annual interest rate of 4%	1.719	907
Other foreign currency loans obtained by foreign consolidated companies, secured by mortgages on real estate	280	187
Total long-term loans	**565.787**	**558.705**

less – Current portion	(57.009)	(55.304)
Long-term loans, net of current portion	**508.778**	**503.401**

The non-current portion of these loans as of December 31, 2002 falls due as follows (thousands of Euro):

Year	*12.31.2002*
2004	1,530
2005	1,036
2006	491
2007	500,260
2008 and beyond	84
Total	**503,401**

> Due to other financial companies

(thousands of Euro)	*12.31.2001*	*12.31.2002*
Other short-term loans	1,037	942
Long-term loans:		
- due within 12 months	406	413
- due beyond 12 months	1,052	591
Due to leasing companies:		
- due within 12 months	3,761	4,608
- due beyond 12 months	20,670	25,274
Total	**26,926**	**31,828**

Long-term loans obtained from other financial companies outstanding at the balance sheet date are as follows:

(thousands of Euro)	*12.31.2001*	*12.31.2002*
Other Euro loans	1,458	1,004
less – Current portion	(406)	(413)
Long-term loans, net of current portion	**1,052**	**591**

The non-current portion of these loans as of December 31, 2002 falls due as follows (thousands of Euro):

Year	*12.31.2002*
2004	112
2005	60
2006	63
2007	66
2008 and beyond	290
Total	**591**

The non-current portion of amounts due to leasing companies as of December 31, 2002 falls due as follows (thousands of Euro):

Year	*12.31.2002*
2004	4,794
2005	5,040
2006	4,965
2007	5,972
2008 and beyond	4,503
Total	**25,274**

> Trade payables
This item, amounting to Euro 336,711 thousand, reports a decrease of Euro 49,887 thousand.

> Due to tax authorities

(thousands of Euro)	12.31.2001	12.31.2002
Income taxes payable:		
- Italian companies	13,551	3,628
- foreign companies	5,930	8,620
Total income taxes payable	*19,481*	*12,248*
VAT payable	5,030	9,391
Other amounts due to tax authorities	11,055	8,600
Total	**35,566**	**30,239**

Income taxes payable are stated net of taxes paid in advance and all tax credits and withholdings.
"Other amounts due to tax authorities" mainly comprise the substitute tax and amounts withheld at source.

> Due to social security and welfare institutions
This balance totals Euro 9,250 thousand (Euro 9,605 thousand as of December 31, 2001) and reflects both the Group and employee contributions payable to these institutions at year-end.

> Other payables
Other payables, totaling Euro 45,706 thousand, include Euro 18,603 thousand due to employees (Euro 18,805 thousand as of December 31, 2001), and other non-trading payables of Euro 10,071 thousand (Euro 9,794 thousand as of December 31, 2001), other amounts due for the purchase of fixed assets, Euro 13,696 thousand (Euro 16,478 thousand as of December 31, 2001) and Euro 3,336 thousand of differentials on forward transactions (Euro 4,025 thousand as of December 31, 2001).
There are no "other payables" due beyond five years.

The caption includes the liabilities associated to the following employee benefits:

> Retirement plans. The Group maintains a noncontributory defined benefit pension plan for substantially all U.S. employees of Benetton Sportsystem USA Inc., (formerly Prince Sportsgroup Inc.). Net periodic pension cost for the year ended December 31, 2002 and 2001 consists of the following:

(thousands of Euro)	2001	2002
Service cost	20	56
Interest cost on projected benefit obligation	403	373
Investment return on plan assets	283	(443)
Amortization of prior service cost	3	51
Recognized net actuarial (gain) / loss	(716)	97
Total	**(7)**	**134**

The Group's funding policy is to make the minimum annual contribution required by applicable regulations. The annual benefits are computed based on 1.25% of average annual earnings up to covered compensation and 1.50% of excess average annual earnings times years of credited service. Pension expense reflects the following actuarial assumptions:

Discount rate	6.504%
Expected return on plan assets	7.507%
Assumed rate of compensation increase	-

At December 31, 2002 plan assets are invested approximately 56% in fixed income investments and 44% in equity securities.

The Group has adopted SFAS no. 132, "Employers' Disclosures about Pensions and Other Post retirement Benefits", which standardizes the disclosure requirements for pension and other post- retirement benefits, eliminates certain disclosures, and requires additional information on the changes in the benefit obligations and fair value of plan assets.

The following tables provide information for the pension as of December 31, 2001 and 2002:

Change in benefit obligation:

(thousands of Euro)	12.31.2001	12.31.2002
Benefit obligation, beginning of year	5,176	6,368
Translation differences	285	(962)
Service cost	20	56
Interest cost	403	373
Actuarial gain	762	484
Benefits paid	(278)	(243)
Benefit obligation, end of year	**6,368**	**6,076**

Change in plan assets:

(thousands of Euro)	12.31.2001	12.31.2002
Fair value of plan assets, beginning of year	5,164	4,969
Translation differences	283	(751)
Employer contributions	83	298
Actual return on plan assets	(283)	(443)
Expenses paid	(61)	(44)
Benefits paid	(217)	(198)
Fair value of plan assets, end of year	**4,969**	**3,831**

(thousands of Euro)	12.31.2001	12.31.2002
Funded status	(1,399)	(2,246)
Unrecognized net actuarial loss	1,308	2,336
Unrecognized prior service cost	3	-
Accrued benefit cost	**88**	**90**

The value of vested benefits of the Group's foreign pension plans as of December 31, 2002 and 2001 approximates each plan's pension funds and related balance sheet accrual.

> 401 (K) Plan. The Group sponsors a defined contribution plan covering substantially all U.S. employees meeting minimum service requirements. Participation in the plan is optional. Participants may contribute a portion of their base pay and the Group contributes 3.5% of each eligible employee compensation, up to a maximum of approximately 6,700 Euro per employee. Participants are fully vested at all times in the contributions. Total charges to operations in 2002 and 2001 for the defined contribution plan were approximately Euro 303 thousand and Euro 418 thousand, respectively.

23. Accrued expenses and deferred income

(thousands of Euro)	12.31.2001	12.31.2002
Accrued expenses:		
- financial charges	8,814	17,319
- other charges	2,549	7,786
Total accrued expenses	*11,363*	*25,105*
Deferred income:		
- financial income	182	175
- other income	3,037	3,780
Total deferred income	*3,219*	*3,955*
Premiums on bond issues	49	-
Total	**14,631**	**29,060**

Other income includes deferred rental income of Euro 2,154 thousand.

24. Memorandum accounts

These mainly include currency to be sold or purchased forward. This is the countervalue in Euro at the forward exchange rate of commitments deriving from contracts signed during the year for various hedging transactions. For the most part, the item reflects transactions opened to hedge receivables, firm orders and future sales. Those covering future sales were subsequently partially renegotiated by carrying out reverse transactions. Other transactions were entered into to hedge the exchange risk on capital invested in Group companies.

The estimated fair values and relating contract amounts of the Group's financial instruments at December 31, 2002 are as follows (in thousands of Euro):

Forward contracts:	Fair value	Contract amounts
Sell currency	612,800	622,191
Buy currency	247,598	250,038

		Notional amount
Interest rate swaps	522,760	498,039

Forward exchange contracts are due to expire from January 2003 until November 2003. Such contracts include sell and buy currencies of Euro 484 million and Euro 227 million, respectively that hedge identifiable foreign currency assets, liabilities, sales orders or foreign investments in subsidiary companies.

The item "Guarantees" includes two guarantees worth Euro 5,165 thousand issued in connection with the purchase and restoration of a building in Taranto.

The item "Sale commitments" refers to the option to sell a business branch in Pescara expiring at the end of 2003.

Purchase commitments relate to:
- preliminary agreements for the purchase of certain trading companies in various Italian cities for a total of Euro 2,511 thousand, of which Euro 374 thousand already paid by way of a downpayment;
- an option to purchase a building in Barcelona for Euro 28,067 thousand, of which Euro 2,807 thousand has already been paid in advance;
purchase of a building in Vienna for the amount of Euro 13,063 thousand.

Comments on the principal statement of income items

25. Value of production

> **Revenues from sales and services**

(thousands of Euro)	2000	2001	2002
Sales of core products	1,944,599	2,031,020	1,923,860
Miscellaneous sales	32,079	30,729	31,745
Royalty income	16,742	16,910	17,598
Miscellaneous revenues	24,692	18,954	18,620
Total	**2,018,112**	**2,097,613**	**1,991,823**

Sales of core products are stated net of unconditional discounts.
Miscellaneous revenues mainly reflect services provided to third parties.

> *Information by geographic area.* The following information is provided by geographic area:

(thousand of Euro)	Italy	Europe (excluding Italy)	The Americas	Other countries	Consolidated transactions
2000					
Net sales and other revenues (a)	812,575	685,886	248,224	271,427	2,018,112

Identifiable assets (b)	1,773,283	633,989	284,133	184,069	2,875,474
2001					
Net sales and other revenues (a)	925,316	714,126	213,568	244,603	2,097,613
Identifiable assets (b)	1,932,304	475,279	232,107	181,224	2,820,914
2002					
Net sales and other revenues (a)	907,762	668,836	191,788	223,437	1,991,823
Identifiable assets (b)	1.804.504	469,241	187,171	182,228	2,643,144

Changes in revenues in the Americas mainly reflect the considerable contraction in the in-line skates sector.

(a) Amounts principally determined by destination.
(b) By geographic location.

> ***Net sales of core products, by product category***

(thousands of Euro)	*2000*	*2001*	*2002*
Casual wear, accessories and casual footwear	1,450,315	1,587,345	1,541,223
Sportswear	67,553	66,426	53,220
In-line skates and skateboard	123,112	80,658	68,822
Racquets	75,455	68,762	62,489
Ski boots	73,454	64,336	55,582
Sports footwear	17,844	17,123	13,848
Skis and snowboard	16,318	18,695	17,734
Fabrics and yarns	114,316	127,675	110,942
Other sales	6,232	-	-
Total	**1,944,599**	**2,031,020**	**1,923,860**

> ***Net sales of core products, by brand***

(thousands of Euro)	*2000*	*2001*	*2002*
United Colors of Benetton	1,169,902	1,262,706	1,227,124
Sisley	279,752	323,984	303,170
Nordica	91,467	82,916	73,790
Rollerblade	126,220	77,692	66,984
Prince & Ektelon	93,207	83,911	77,027
Killer Loop	38,732	38,020	23,632
Playlife	29,386	33,461	30,262
Other sales	115,933	128,330	121,871
Total	**1,944,599**	**2,031,020**	**1,923,860**

The item "Others" includes the amount of Euro 10,929 thousand relating to the new label "The Hip Site".

> **Other income and revenues**

(thousands of Euro)	*2000*	*2001*	*2002*
Reimbursements and compensation payments	4,768	5,799	4,861
Rentals	11,231	17,386	31,410
Gains on disposals of fixed assets	1,583	6,882	3,687
Other operating income	12,259	8,462	4,582
Total	**29,841**	**38,529**	**44,540**

The item "Rentals " mainly refers to income from premises to be used for the sale of Benetton-label products.

26. Production costs

> **Raw materials, other materials, consumables and goods for resale**

(thousands of Euro)	2000	2001	2002
Raw materials, semi-manufactured and finished goods	571,657	536,630	533,195
Other materials	9,420	1,469	4,820
Sundry purchases advertising and promotion	3,138	2,871	1,698
Other purchases	17,938	18,165	17,598
(Discounts and rebates)	(1,341)	(89)	(89)
Total	**600,812**	**559,046**	**557,222**

> **External services**

(thousands of Euro)	2000	2001	2002
Subcontract work	414,452	435,657	395,191
Distribution and transport	43,108	33,725	31,271
Sales commission	96,686	99,310	92,075
Advertising and promotion	116,971	112,051	75,498
Other services	103,494	112,594	107,751
Emoluments to Directors and Statutory auditors	8,119	8,460	7,744
Total	**782,830**	**801,797**	**709,530**

The decrease in distribution and transport costs reflects the reduction of these costs for the sport sector and the reclassification of certain expenses to other items.

The decrease in "Advertising and promotion" was mainly due to the termination of the Formula One sponsorship contract.

Other services include power costs, Euro 25,813 thousand, maintenance costs, Euro 12,590 thousand, consultancy and other fees, Euro 52,315 thousand, insurance premiums Euro 5,015 thousand and personnel travel expenses, Euro 12,018 thousand.

The following is gross remuneration paid by the Benetton Group to Directors and members of the Board of Statutory Auditors of the Parent Company.

Name and Surname	Position covered	Duration of office (1)	Gross remuneration (thousands of Euro)
Luciano Benetton	Chairman	12.31.2002	1,600
Carlo Benetton	Deputy Chairman	12.31.2002	1,600
Luigi de Puppi	Managing Director	12.31.2002	804 (2)
Gilberto Benetton	Director	12.31.2002	800
Giuliana Benetton	Director	12.31.2002	1,600
Gianni Mion	Director	12.31.2002	35 (3)
Angelo Tantazzi	Director	12.31.2002	80
Alessandro Benetton	Director	12.31.2002	35
Ulrich Weiss	Director	12.31.2002	80
Reginald Bartholomew	Director	12.31.2002	80
Luigi Arturo Bianchi	Director	12.31.2002	80
Angelo Casò	Chairman of the Board of statutory auditors	12.31.2004	62
Dino Sesani	Auditor	12.31.2004	42
Filippo Duodo	Auditor	12.31.2004	147

(1) Up to the approval of these financial statements
(2) Includes employment salary and benefits in kind of Euro 665 and 9 thousand respectively

(3) Amount paid to Edizione Holding S.p.A.

> **Leases and rentals**

Leases and rentals, Euro 86,932 thousand, mainly relate to rental paid of Euro 80,348 thousand.

> **Payroll and related costs**

These costs are already analyzed in the statement of income. Personnel are analyzed below, by category:

	2000	2001	2002	*Average of the year*
Managers	143	130	119	125
White collars	3,017	3,326	3,579	3,453
Workers	3,347	3,489	2,941	3,215
Part-time	406	721	645	683
Total	**6,913**	**7,666**	**7,284**	**7,476**

> **Amortization, depreciation and writedowns**

> *Amortization of intangible fixed assets*

(thousands of Euro)	2000	2001	2002
Amortization of start-up and expansion expenses	1,160	3,871	3,987
Amortization of research and development expenses	1	-	-
Amortization of industrial patents and intellectual property rights	1,299	1,237	1,386
Amortization of licenses, trademarks and similar rights	22,352	23,536	23,673
Amortization of goodwill	1,132	3,761	11,867
Amortization of goodwill arising on consolidation	4,328	4,633	4,437
Amortization of costs for the purchase and development of software	3,064	4,437	5,072
Amortization of leasehold improvements	4,325	6,720	10,632
Amortization of other charges	2,661	5,309	5,380
Total	**40,322**	**53,504**	**66,434**

The item includes around Euro 22,200 thousand of amortization charged on the excess cost resulting from the acquisition of Benetton Sportsystem S.p.A. This higher value, represented by the difference between the price paid and Shareholders' equity, as well as existing differences connected to prior purchases by the Benetton Sportsystem group, were allocated to trademarks and consolidation differences.

> *Depreciation of tangible fixed assets*

(thousands of Euro)	2000	2001	2002
Depreciation of real estate	10,362	12,185	15,227
Depreciation of plant and machinery	21,465	23,409	25,423
Depreciation of equipment	6,377	6,686	6,192
Depreciation of other assets	11,023	16,019	19,142
Depreciation of assets acquired under finance leases	885	892	447
Total	**50,112**	**59,191**	**66,431**

The changes in depreciation are mainly attributable to higher investments for the Retail project.

> *Other writedowns of fixed assets.* This balance, amounting to Euro 15,877 thousand, mainly includes the adjustment to current market value of certain intangible fixed assets.
> *Writedowns of current receivables and of liquid funds.* The item, Euro 23,061 thousand, reflects a prudent provision to the allowance for doubtful accounts. This is discussed in more detail in the note on current receivables.

> **Provisions to risk reserves**

This item, totaling Euro 16,502 thousand, includes Euro 13,431 thousand in provisions for future risks and Euro 3,065 thousand in provisions to the agents' leaving indemnity reserve.

"Other provisions" amount to Euro 25,681 thousand. For further details, refer to the comment under "Reserves for risks and charges" in the liabilities section of the explanatory notes.

> Other operating costs

(thousands of Euro)	2000	2001	2002
Indirect taxation	5,157	6,076	7,518
Losses on disposal of fixed assets	3,381	2,106	4,864
Losses on receivables	1,083	513	9,648
Other general expenses	10,958	9,082	16,881
Total	**20,579**	**17,777**	**38,911**

Other general expenses include charges of approximately Euro 7,300 thousand incurred by the sports sector for returns and discounts on sales made in the previous year.

27. Financial income and expenses

> Income from equity investments

This balance, Euro 842 thousand (Euro 1,479 thousand in 2001) includes Euro 189 thousand of tax credits on dividends distributed by consolidated subsidiaries for the portion which could not be offset against taxes due.

> Other financial income

The item includes the following sub-accounts:

(thousands of Euro)	2000	2001	2002
From receivables held as financial fixed assets from other companies	2,020	1,512	692
From securities held as financial fixed assets not representing equity investments	5,233	5,286	1,961
From securities included among current assets not representing equity investments	10,189	6,134	1,988
Financial income other than the above:			
- interest income from subsidiary companies	142	158	130
- interest income from trade and other receivables	2,743	1,481	610
- interest income from banks	4,384	5,603	1,812
- miscellaneous financial income and income from derivatives	10,126	23,007	25,906
- exchange gains and income from currency management	147,572	104,618	118,901
Total other than the above	*164,967*	*134,867*	*147,359*
Total	**182,409**	**147,799**	**152,000**

"Miscellaneous financial income and income from derivatives" includes:
- positive differentials on interest rate swaps and forward rate agreements for Euro 15,214 thousand (Euro 20,306 thousand in 2001);
- income from cross-currency and currency swaps and forward rate agreements, Euro 8,951 thousand (Euro 2,647 thousand in 2001).

> Interest and other financial expenses

This item comprises:

(thousands of Euro)	2000	2001	2002
Interest expenses on bonds	11,060	11,932	10,200
Interest expenses on bank current accounts	1,934	1,363	511
Interest expenses on import/export advances	992	165	30
Interest expenses on advances against receivables	890	982	739
Interest expenses on short-term loans	11,686	9,741	6,719
Interest expenses on long-term bank loans	14,529	26,693	20,586

Interest expenses on loans from other financial companies	915	1,473	1,363
Interest expenses to the Parent Company	397	-	-
Miscellaneous financial expenses and expenses on derivatives	20,118	30,757	37,973
Exchange losses and charges from currency management	162,091	97,653	110,295
Total	**224,612**	**180,759**	**188,416**

Miscellaneous financial and derivatives expense mainly includes:
- negative differentials on interest rate swaps and forward rate agreements, Euro 22,911 thousand (Euro 21,261 thousand in 2001);
- charges on currency and cross-currency swaps and forward rate agreements, Euro 1,679 thousand (Euro 796 thousand in 2001);
- discounts allowed on the early settlement of trade receivables, Euro 5,091 thousand (Euro 4,987 thousand in 2001);

bank charges and commission of Euro 1,830 thousand (Euro 2,132 thousand in 2001).

28. Extraordinary income and expenses

> Extraordinary income

(thousands of Euro)	*2000*	*2001*	*2002*
Gains on disposal of fixed assets	122,427	3,648	1,095
Other income:			
- out-of-period income	9,064	20,714	4,270
- other extraordinary income	5,118	1,559	5,313
Total	**136,609**	**25,921**	**10,678**

Out-of-period income in 2001 referred, for about Euro 16,600 thousand, to an indemnity received from Edizione Holding S.p.A. and Edizione Ventures N.V. in connection with losses deriving from events that took place prior to the acquisition of the Benetton Sportsystem group, but which became evident afterwards.
The gains on the disposal of fixed assets in 2000 included over Euro 116 million on the sale of Benetton (UK) Ltd., which held a 100% interest in Benetton Formula Ltd.

Other income mainly contains reimbursements from transport companies and insurance recoveries.

> Extraordinary expenses

(thousands of Euro)	*2000*	*2001*	*2002*
Losses on disposal of fixed assets	2,454	1,856	1,555
Taxes relating to prior years	1,054	192	1,736
Other expenses:			
- donations	3,320	3,203	3,184
- out-of-period expenses	4,726	10,234	3,200
- other extraordinary expenses	38,944	25,153	96,291
Total	**50,498**	**40,638**	**105,966**

“Other extraordinary expenses” mainly include the effect of the extraordinary operation involving the sports sector. This includes Euro 69,313 thousand for the adjustment to realizable value of assets due for sale. It also includes the estimated restructuring costs that the Group expects to incur to reorganize this sector. The balance also includes Euro 5,992 thousand in substitute tax payable by the Parent Company on Nordica's trademark and goodwill. The amount of indemnities paid to third parties during the year amounts to Euro 6,040 thousand.

> Income taxes

(thousands of Euro)	*2000*	*2001*	*2002*
Current:			
- Italian companies	87,568	86,084	86,562
- Foreign companies	9,093	8,173	10,826
Total current	*96,661*	*94,257*	*97,388*

Deferred:			
- Italian companies	3,001	(256)	(41,188)
- Foreign companies	877	(1,588)	1,043
Total deferred	*3,878*	*(1,844)*	*(40,145)*
Total	**100,539**	**92,413**	**57,243**

Income taxes are down mainly thanks to the lower tax burden of the Italian Group companies.

Reconciliation of the tax charge is as follows:

(in %)	*2000*	*2001*	*2002*
Italian statutory tax rate	41.25	40.25	40.25
Aggregate effect of different taxation of subsidiaries' income	(15.9)	(9.9)	(8.60)
Effect of writing down of the cost of consolidated investments	(1.7)	(9.8)	(16.10)
Effect of losses from consolidated subsidiaries	5.7	17.2	21.60
Amortization and write off of excess cost deriving from investments acquired	2.4	1.5	3.30
Net tax effect of loss carry-forwards	(1.7)	(0.4)	-
Effects of extraordinary items relating to the sale of the sports equipment business	-	-	67.00
Effect on deferred taxes of the change in rate	-	-	4.30
Other, net	(1.1)	(0.7)	5.09
Effective tax rate	**29.0**	**38.1**	**116.84**

See Note 10 for composition of deferred tax assets and liabilities.

29. Subsequent events

As previously explained under "Supplementary information", the Nordica business was sold at the end of January. During the month of March two agreements were signed for the sale of Rollerblade and Prince, completing the Benetton Group's departure from the sports equipment sector.

With effect from February 1, 2003, Benetton Group S.p.A. also acquired a 10% interest in the share capital of Tecnica S.p.A. with a guaranteed "put" option, and a "call" option on the part of Tecnica S.p.A.

In the area of manufacturing activities, a new company is currently being set up in Tunisia under the name of Benetton Manufacturing Tunisia S.à. r.l. as part of the project to delocalize production.

30. Reconciliation to generally accepted accounting principles in the United States

The Group's accounting policies that differ significantly from accounting principles generally accepted in the United States of America ("US GAAP") are described below.

Please refer to Part 1: Item 5 for a description of recently issued US GAAP accounting standards that should be read in conjunction with the following information.

> Differences which have an effect on net income and shareholders' equity

(**a) Revaluation of fixed assets and trademarks.** In 1991 and prior years, certain categories of property, plant and equipment and trademarks were revalued to amounts in excess of their historical cost.

These procedures, were either authorized or made compulsory by Italian law, to give consideration to the effects of local inflation.

Revaluations were credited to shareholders' equity, and revalued assets are depreciated over their remaining useful lives. US GAAP does not permit the revaluation of such assets.

As of December 31, 2002, the residual gross amount of revaluation was Euro 6,874 thousand for fixed assets and Euro 2,288 thousand for trademarks.

In 1996, a Spanish subsidiary restated its tangible fixed assets by Euro 625 thousand in a monetary revaluation in accordance with local legislation (Royal Decree no. 2607/96). The residual gross amount as of December 31, 2002 is Euro 301 thousand.

The "Surplus from monetary revaluation of assets reserve", amounting to Euro 22,058 thousand, represents the original revaluation resulting from with Italian and Spanish revaluations Laws.

The 1991 revaluation produced an asset revaluation of Euro 13,998 thousand for legal and tax purposes, and a Euro 2,081 thousand revaluation for consolidated financial reporting purposes (considering the partial offsetting of the revaluation with the reversal of excess depreciation on the same fixed assets reflected as adjustment in the consolidated financial statements and prior years consolidating entries related to purchase price allocation). In order to maintain a record of the amount of asset revaluation for legal and tax purposes, Euro 11,917 thousand was transferred from other reserves to "surplus from monetary revaluation of assets".

The Euro 3,119 thousand adjustment in the reconciliation of shareholders' equity represents the remaining excess of revaluations for financial reporting purposes, and differs from the Euro 22,058 thousand "surplus from monetary revaluation of assets" in the statement of shareholders' equity because:

a) Part of the revaluations made for legal purposes which have not been recognized for consolidated financial reporting purposes, as noted above.

b) Depreciation provision on the revalued assets.

c) Sales of revalued assets.

d) Increase of capital share via release of revaluation reserves.

(b) Sales of business sport. In 1997 and 1998 the Company entered in significant purchases of companies with its parent, Edizione Holding S.p.A., The prices paid were based upon independent appraisals and for Italian Gaap the excess of the purchase price over the book value was allocated to specific intangible assets and the remainder to goodwill.

Under US generally accepted accounting principles, transactions between entities under common control should not result in gains or losses, or increases in asset carrying values. Accordingly, the excess of the purchase price allocated to intangibles and goodwill along with the related amortization expense recognized as a result of these transactions historically have been reversed in the accompanying reconciliation.

As a result of the sales transactions to third parties of the brands of sport business, the adjustment for 2002 in the accompanying reconciliation has been made to recognize the profit and loss impact resulting from the differences in carrying values between Italian GAAP and Italian GAAP in relation to the proceeds of the sale.

(c) Deferred charges. In 2000 the Group deferred certain start-up expenses related to e-commerce activity and is amortizing these amounts over 5 years. Under US generally accepted accounting principles, these expenses would have been charged to profit and loss when incurred. The accompanying reconciliation reflects the adjustment to follow US generally accepted accounting principles.

(d) Foreign currency translation and hedging activities. The Company has adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" that establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments as fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

Transactions denominated in a foreign currency are translated using the exchange rate at the balance sheet date, with losses and gains included in the calculation of net income.

Gains or losses on forward contracts undertaken to hedge receivables and payables are recognized into the income statement. Gains or losses arising from a change in fair value of derivative which are designated and effective as hedges of firm commitments and forecasted transactions (future sales) are reported as "Other comprehensive income" within net equity and are recognized in the income statement when the hedge item effects income.

A net unrealized gain of approximately 1.204 Euro (net of tax effect) arising from the mark to market evaluation of the hedging of firm commitments is reported in the reconciliation for US GAAP.

A net unrealized gain of Euro 292 thousand (net of tax effect) relating to hedging of future sales and purchases accounted for in Profit and loss for Italian GAAP, has been reclassified to Net Equity, as a component other comprehensive income for US GAAP purposes.

The Company uses interest rate swap agreements to manage interest costs and the risk associated with changing interest rates. As interest rates change, the differential paid or received is recognized in interest expense of the period. The Company's net exposure to interest rate risk primarily consists of fixed rate instruments. For US GAAP purposes, the interest rate swap contracts are reflected at fair value. Changes occurring during any accounting period in the fair value of these interest rate swap contracts are recognized in earnings.

(e) Accounting for deferred income taxes. The Group provides for deferred income taxes on timing differences between book and taxable income which are expected to become payable or recoverable in the foreseeable future using the liability method.

The accompanying reconciliation reflects the tax effects related to reconciling adjustments.

Until 1998, the deferred tax methodology required under US GAAP differed in certain circumstances from the deferred income tax methodology under Italian GAAP due to diverse treatment of tax assets mainly deriving from tax loss carry-forwards. The valuation allowance against certain loss carry-forwards is Euro 140 million at December 31, 2002 (Euro 120 million and Euro 78 million respectively as of December 31, 2001 and 2000).

Starting 1999 Italian GAAP conformed to US GAAP as for the treatment of tax assets mainly deriving from tax loss carry-forwards. As a result the deferred tax assets recognized according to Italian GAAP are substantially the same as those in accordance with US GAAP.

(f) Marketable securities. Under Italian GAAP, marketable securities are carried at the lower of cost or market value. For US GAAP purposes, the Company has applied the provisions of Statement of Financial Accounting Standards no. 115, "Accounting for Certain Investment in Debt and Equity Securities (SFAS 115)", which changes the accounting for investments in marketable securities from a lower of cost or market methodology to a fair market value methodology. Under this methodology, the Company classifies its marketable securities as available for sale and held to maturity. Unrealized gains and losses for securities, classified as available for sale, are included in shareholders' equity until the securities are sold. Securities held to maturity are recorded at their amortized cost with any permanent decline in fair value reflected against the investment. The effects of SFAS 115 on net income and shareholders' equity have been reflected in the reconciliation. The fair value of marketable securities as of December 31, 2002 is Euro 27 million.

(g) Treasury shares. Under Italian GAAP, the purchase by a company of its treasury share is accounted for as an investment and the establishment of a separate reserve within shareholders' equity. Since the Company's intent with respect to this share is short term, they have been classified as marketable securities in the Italian balance sheet. Under US GAAP this purchase is accounted for as treasury share and presented as a reduction of shareholders' equity in the balance sheet.

(h) Rent expenses. Under Italian GAAP, rent expenses related to operating leases are recognized into earnings based on the amount of rent contractually owed for the year. For U.S. GAAP purposes, the Company has applied the provisions of SFAS 13, "Accounting for Leases", and FASB Technical Bulletin ("FTB") 85-3, "Accounting for Operating Leases with Scheduled Rent Increases". The adjustment of approximately 600 thousand of Euro is to recognize the effect of any "rent holidays" and scheduled rent increases on a straight-line basis over the terms of the related operating leases as prescribed by SFAS 13 and FTB 85-3.

> Differences which have an effect on the format of the financial statements

The Group's balance sheet and income statement format is in accordance with Italian reporting requirements and differs from the financial statement format typically followed under the requirements of US GAAP. The Group has included in appendices 2 and 3 financial statements prepared in accordance with Italian GAAP but reclassified to follow an international financial statement presentation format. The following tables summarize the significant adjustments to consolidated net income and shareholders' equity which would be required if accounting principles generally accepted in the US had been applied instead of those established or adopted by the Italian Accounting Profession.

	(thousands of Euro) [1]			(Thousands of Usd) [1] [2]
	2000	2001	2002	2002
Net income:				
Net income as reported in the consolidated statements of income	243,265	148,077	(9,861)	(10,339)
Items increasing (decreasing) reported income:				
Reduction in depreciation and amortization of fixed assets and trademarks as a consequence of the elimination of revaluation, including impact of disposals	164	267	381	399
Adjustment related to acquisitions and dispositions of companies under common control	15,547	11,866	72,200	75,702

Adjustment of deferred charges and start-up costs	(13,930)	3,715	2,786	2,921
Effects of SFAS 133	(13,906)	(5,185)	(1,974)	(2,070)
Effects of SFAS 142	-	-	1,013	1,062
Reversal of the accrual of Pension Plan	-	-	4,000	4,195
Elimination of gain on sale of treasury shares	(3,342)	669	(5)	(5)
Adjustment of rental expenses	-	(3,737)	(613)	(643)
Reversal of writedown effect of securities available for sale	2,168	(1,792)	(2,322)	(2,435)
Tax effect of reconciling adjustments	10,445	798	(92)	(97)
Net income in accordance with				
Accounting principles generally accepted in the US	**240,411**	**154,678**	**65,513**	**68,690**
Earnings per share amounts in accordance with US GAAP [3]				
before cumulative effect of a change in accounting principle	1.33	0.86	0.36	0.38
Earnings per share Basic and diluted	**1.33**	**0.86**	**0.36**	**0.38**
Shareholders' equity:				
Balance as reported in the consolidated balance sheets	1,174,836	1,240,703	1,140,573	1,195,891
Items increasing (decreasing) shareholders' equity:				
Elimination of revaluations of fixed assets				
and trademark net of related depreciation and amortization	(3,771)	(3,500)	(3,119)	(3,270)
Adjustments related to acquisitions and disposal				
of companies under common control	(111,154)	(99,039)	(26,838)	(28,140)
Adjustment of deferred charges and start-up costs	(13,930)	(10,215)	(7,429)	(7,789)
Effect of SFAS 133	459	(12,894)	(14,667)	(15,378)
Effect of SFAS 142	-	-	1,013	1,062
Pension Plan: reversal of exceeding minimum liability	-	-	1,164	1,744
Elimination of treasury shares	-	(22,143)	-	-
Adjustment of rental expenses	-	(3,804)	(3,890)	(4,079)
Unrealized gain on securities available for sale	130	94	333	349
Tax effect of reconciling adjustments	6.800	10.186	9,151	9,596
Balance in accordance with US GAAP	**1,053,370**	**1,099,388**	**1,096,791**	**1,149,986**

(1) Except per share data, which are in Euro and Usd.

(2) Exchange rate: Euro 1 = Usd 1.0485 as of December 31, 2002 (see Note 4).

(3) The data of 2000 have been adjusted after the one for ten reverse split of the Company's common shares
approved by the Shareholders' meeting of May 8, 2001.

> Comprehensive income

Since 1998, the Company has adopted SFAS 130 "Reporting Comprehensive Income"; the components of comprehensive income for US GAAP purposes are as follows:

(thousands of Euro)	12.31.2000	12.31.2001	12.31.2002
Net income in accordance with US GAAP	240,411	154,678	65,513
Other comprehensive income:			
- Foreign currency translation adjustments	1,262	1,843	(15,831)
- Unrealized gains/(losses) on available for sale securities	(1,430)	1,083	1,639
- Change in fair value of derivative designated as hedges	15,771	(4,913)	150
- Pension Plan : minimum liability	-	-	(2,236)
Comprehensive income	**256,014**	**152,691**	**49,235**

All amounts are presented net of related tax effects, if any.

Disclosure of Accumulated other comprehensive income:

(thousands of Euro)	Foreign currency translation	Unrealized gains/(losses) on securities	Change in fair value of derivative designated as hedges	Accumulated other comprehensive income
Balance as of January 1, 2000	12,109	(1,087)	(9,512)	1,510
Current-period change	1,262	(1,430)	15,771	15,603
Balance as of December 31, 2000	13,371	(2,517)	6,259	17,113
Current-period change	1,843	1,083	(4,913)	(1,987)
Balance as of December 31, 2001	15,214	(1,434)	1,346	15,126
Current-period change	(15,831)	1,639	150	(14,042)
Balance as of December 31, 2002	**(617)**	**205**	**1,496**	**1,084**

Appendices

**Companies and groups included within the
consolidation area as of December 31, 2002**

Name of the company	Location	Currency	Share capital	Group interest
Companies and groups consolidated on a line-by-line basis:				
Parent Company				
Benetton Group S.p.A.	Ponzano Veneto (Tv)	Euro	236,026,454.30	
Italian subsidiaries				
Benfin S.p.A.	Ponzano Veneto (Tv)	Euro	47,988,000	100.000%
_ Olimpias group	Ponzano Veneto (Tv)	Euro	10,000,000	85.000%
_ Benair S.p.A.	Ponzano Veneto (Tv)	Euro	1,548,000	100.000%
Gescom S.r.l.	Ponzano Veneto (Tv)	Euro	40,800,000	100.000%
_ I.M.I. Italian Marketing International S.r.l.	Ponzano Veneto (Tv)	Euro	90,000	50.000%
Società Investimenti e Gestioni Immobiliari (S.I.G.I.) S.r.l.	Ponzano Veneto (Tv)	Euro	36,150,000	100.000%
_ Buenos Aires 2000 S.r.l.	Ponzano Veneto (Tv)	Euro	10,516,456	100.000%
Fabrica S.p.A.	Ponzano Veneto (Tv)	Euro	4,128,000	100.000%
_ Colors Magazine S.r.l.	Ponzano Veneto (Tv)	Euro	1,549,370.69	100.000%
Benlog S.p.A.	Ponzano Veneto (Tv)	Euro	14,248,000	100.000%
Benetton Gesfin S.p.A.	Ponzano Veneto (Tv)	Euro	41,600,000	100.000%
Benetton Retail Italia S.r.l.	Ponzano Veneto (Tv)	Euro	5,100,000	100.000%
United Web S.p.A.	Ponzano Veneto (Tv)	Euro	10,320,000	100.000%
Foreign subsidiaries				
Benetton USA Corp.	Wilmington	Usd	63,654,000	100.000%
Benetton Retail International S.A.	Luxembourg	Euro	10,000,000	100.000%
_ Benetton Retail Belgique S.A.	Bruxelles	Euro	9,500,000.00	100.000%
_ Benetton Retail Austria Handels GmbH	Wien	Euro	2,500,000	100.000%
_ Benetton Retail Deutschland GmbH	München	Euro	2,000,000	100.000%
_ New Ben GmbH	Frankfurt	Euro	500,000	51.000%
_ Benetton Retail (1988) Ltd.	London	Gbp	49,800,000	100.000%
_ Benetton Retail Ungheria Kft.	Budapest	Huf	50,000,000	100.000%
_ Benetton Retail (Hong Kong) Ltd.	Hong Kong	Hkd	31,400,000	100.000%
_ Benetton Retail Spain S.L.	Castellbisbal	Euro	10,180,300	100.000%
_ Benetton 2 Retail Comércio de Produtos Têxteis S.A.	Maia	Euro	500,000	100.000%
_ Benetton Retail France S.A.S.	Paris	Euro	12,213,336	100.000%
_ Novanantes S.A.S.	Nantes	Euro	116,205	100.000%
_ Veuve Auguste Dewas et C. S.A.	Lille	Euro	38,142	100.000%
Benetton Sportsystem Schweiz A.G.	Stans	Chf	500,000	100.000%
Benetton Sportsystem GmbH	München	Euro	2,812,200	100.000%
Benetton International N.V. S.A.	Amsterdam	Euro	92,759,000	100.000%
_ Benetton Japan Co., Ltd.	Tokyo	Jpy	400,000,000	100.000%
_ Benetton Retailing Japan Co. Ltd.	Tokyo	Jpy	10,000,000	100.000%
_ Benetton Korea Inc.	Seoul	Krw	2,500,000,000	50.000%

Name of the company	Location	Currency	Share capital	Group interest
_ Benetton Manufacturing Holding N.V.	Amsterdam	Euro	225,000	100.000%
_ Benetton Croatia d.o.o.	Osijek	Euro	258,933	100.000%
_ Benetton Slovakia s.r.o.	Bratislava	Svk	135,000,000	100.000%
_ Benetton Sportsystem Taiwan Ltd.	Taichung	Twd	10,000,000	100.000%
_ Benetton Argentina S.A.	Buenos Aires	Arp	500,000	100.000%
_ DCM Benetton India Ltd.	New Delhi	Inr	110,000,000	50.000%
_ Benetton (Far East) Ltd.	Hong Kong	Hkd	51,000,000	100.000%
_ United Colors of Benetton do Brasil Ltda.	Curitiba	Usd	39,900,000	100.000%
_ Benetton Sportsystem Austria GmbH	Salzburg	Euro	3,270,277.54	100.000%
_ Benetton Sportsystem USA Inc.	Bordentown	Usd	379,148,000	100.000%
_ Benetton Finance S.A.	Luxembourg	Euro	181,905,390	100.000%
_ Lairb Property Ltd.	Dublin	Euro	260,000	100.000%
_ Benetton Società di Servizi S.A.	Lugano	Chf	80,000,000	100.000%
_ Benetton Textil Spain S.L.	Castellbisbal	Euro	150,250	100.000%
_ Benetton Textil - Confeccao de Texteis S.A.	Maia	Euro	100,000	100.000%
_ United Colors Communication S.A.	Lugano	Chf	1,000,000	100.000%
_ Benetton Tunisia S.à r.l.	Sahline	Euro	258,228	100.000%
_ Benetton Trading S.à r.l.	Sahline	Euro	15,836	100.000%
_ Benetton Ungheria Kft.	Nagykallo	Euro	89,190	100.000%
Benetton International Property N.V. S.A.	Amsterdam	Euro	17,608,000	100.000%
_ Benetton Real Estate International S.A.	Luxembourg	Euro	116,600,000	100.000%
_ Benetton France Trading S.à r.l.	Paris	Euro	99,495,711.60	100.000%
_ Benetton Realty France S.A.	Paris	Euro	94,900,125	100.000%
_Benetton Realty Spain S.L.	Castellbisbal	Euro	15,270,450	100.000%
_ Benetton Realty Portugal Imobiliaria S.A.	Maia	Euro	100,000	100.000%

Investments carried at equity

_ Benest Ltd.	Moskba	Rur	400,000	100.000%

Investments in subsidiaries and associated companies carried at cost

_ Consorzio Generazione Forme - Co.Ge.F.	S. Mauro Torinese (To)	Euro	15,492	33.333%
_ Benetton Australia Pty. Ltd.	Sydney	Aud	1,000	100.000%
_ L'Apollinaire S.n.c.	Paris	Euro	38,112.50	100.000%

Consolidated balance sheets reclassified according to financial criteria

Appendix 2

ASSETS	*(thousands of Euro)* 12.31.2001	*(thousands of Euro)* 12.31.2002	*Thousands of Usd (*)* 12.31.2002
Current assets			
Cash and banks	176,480	190,728	199,978
Marketable securities	75,650	26,291	27,566
Differentials on forward transactions	12,230	8,740	9,164
Financial receivables	13,914	71,213	74,667
	278,274	*296,972*	*311,375*
Accounts receivable			
Trade receivables	913,221	866,803	908,843
Other receivables	93,604	125,012	131,075
less - Allowance for doubtful accounts	(67,326)	(72,474)	(75,989)
	939,499	*919,341*	*963,929*
Assets due to be sold	-	113,886	119,409
Inventories	304,979	284,425	298,220
Accrued income and prepaid expenses	35,518	22,009	23,076
	340,497	*306,434*	*321,296*
Total current assets	**1,558,270**	**1,522,747**	**1,596,600**
Investments and other non-current assets			
Equity investments	2,134	2,095	2,197
Securities held as fixed assets	70,243	10	10
Guarantee deposits	10,724	16,233	17,020
Financial receivables	7,400	16,497	17,297
Other non-current receivables	7,787	10,740	11,261
Total investments and other non-current assets	**98,288**	**45,575**	**47,785**
Tangible fixed assets			
Real estate	555,068	594,941	623,796
Plant, machinery and equipment	373,972	352,907	370,023
Office furniture, furnishings and electronic equipment	92,074	104,105	109,154
Vehicles and aircraft	38,826	37,605	39,429
Construction in progress and advances for tangible fixed assets	45,875	17,033	17,859
Finance leases	18,750	15,057	15,787
less - Accumulated depreciation	(404,066)	(415,708)	(435,870)
Total tangible fixed assets	**720,499**	**705,940**	**740,178**
Intangible fixed assets			
Licenses, trademarks and industrial patents	207,514	28,897	30,299
Deferred charges	236,343	226,099	237,065
Total intangible fixed assets	**443,857**	**254,996**	**267,363**
TOTAL ASSETS	**2,820,914**	**2,529,258**	**2,651,927**

	(thousands of Euro)		Thousands of Usd (*)
LIABILITIES	12.31.2001	12.31.2002	12.31.2002
Current liabilities			
Bank loans	140,654	32,322	33,890
Short-term loans	5,990	4,668	4,894
Current portion of bonds	258,228	-	-
Current portion of long-term loans	57,415	55,718	58,420
Current portion of lease financing	3,761	4,608	4,831
Accounts payable	390,427	339,804	356,284
Other payables, accrued expenses and deferred income	80,278	96,643	101,330
Reserve for income taxes	19,481	12,248	12,842
Total current liabilities	**956,234**	**546,011**	**572,493**
Long-term liabilities			
Bonds	-	300,000	314,550
Long-term loans, net of current portion	509,830	503,992	528,436
Other long-term liabilities	5,718	2,217	2,325
Lease financing	20,670	25,274	26,500
Reserve for employee termination indemnities	52,393	53,430	56,021
Other reserves	20,213	56,867	59,625
Total long-term liabilities	**608,824**	**641,780**	**672,906**
Minority interests in consolidated subsidiaries	**15,153**	**14,780**	**15,497**
Shareholders' equity			
Share capital	236,026	236,026	247,473
Additional paid-in capital	56,574	56,574	59,318
Surplus from monetary revaluation of assets	22,058	22,058	23,128
Other reserves and retained earnings	762,754	836,393	876,958
Translation differences	15,214	(617)	(647)
Net income/(Loss) for the year	148,077	(9,861)	(10,339)
Total Shareholders' equity	**1,240,703**	**1,140,573**	**1,195,891**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,820,914**	**2,343,144**	**2,456,786**

(*) Exchange rate: 1 Euro = 1.0485 Usd as of December 31, 2002.
The accompanying notes are an integral part of the consolidated financial statements.

**Consolidated statements of operations reclassified
to cost of sales for the years ended
December 2000, 2001, 2002**

		(thousands of Euro)		*Thousands of Usd (*)*
	2000	*2001*	*2002*	*2002*
Revenues	**2,018,112**	**2,097,613**	**1,991,823**	**2,088,426**
Cost of sales				
Material and net change in inventories	564,019	606,669	595,686	624,577
Payroll and related costs	100,312	102,305	101,045	105,946
Subcontract work	400,417	398,179	350,840	367,856
Industrial depreciation	31,142	32,628	33,053	34,656
Other manufacturing costs	42,568	48,682	43,817	45,942
	1,138,458	**1,188,463**	**1,124,441**	**1,178,977**
Gross margin	**879,654**	**909,150**	**867,382**	**909,449**
Selling, general and administrative expenses				
Payroll and related cost	119,317	134,266	142,126	149,019
Distribution and transport	43,108	33,992	31,544	33,074
Sales commissions	96,805	99,456	92,112	96,579
Advertising and promotion	118,339	112,642	101,926	106,869
Depreciation and amortization	59,292	80,067	99,812	104,653
Other expenses	133,695	163,083	157,215	164,840
	570,556	**623,506**	**624,735**	**655,034**
Income from operations	**309,098**	**285,644**	**242,647**	**254,415**
Other income/(expenses)				
Foreign currency gain/(loss), net	(14,519)	6,965	8,607	9,024
Interest income	34,847	43,145	32,807	34,398
Interest expenses	(58,557)	(79,727)	(73,241)	(76,793)
Other income/(expenses), net	75,348	(13,292)	(161,829)	(169,678)
	37,119	**(42,909)**	**(193,656)**	**(203,049)**
Income before taxes and minority interests	**346,217**	**242,735**	**48,991**	**51,366**
Income taxes	100,539	92,413	57,243	60,019
Income/(Loss) before minority interests	**245,678**	**150,322**	**(8,252)**	**(8,653)**
Minority interests gain	(2,413)	(2,245)	(1,609)	(1,687)
Net income/(loss)	**243,265**	**148,077**	**(9,861)**	**(10,340)**

(*) Exchange rate: 1 Euro = 1.0485 Usd as of December 31, 2002.

Valuation and qualifying accounts
as of December 31, 2000, 2001 and 2002
(thousands of Euro)

Description	Balance at beginning of Period	Additions charged to Profit/Loss	Other [1]	Deductions	Balance at end of Period
Deducted in the Balance Sheets from the assets to which it applies:					
Allowance for doubtful accounts					
2000	76,705	16,333	(6,848)	(23,354) [2]	62,836
2001	62,836	23,051	(1,412)	(17,149)	67,326
2002	67,326	23,061	(2,241)	(15,673)	72,473
Inventory valuation reserve					
2000	10,022	6,926	220	(8,506)	8,662
2001	8,662	11,813	(144)	(7,145)	13,186
2002	13,186	16,321	(806)	(10,725)	17,976
Other reserves					
- Exchange fluctuation reserve					
2000	2,998	-	271	(3,269)	-
2001	-	740	-	-	740
2002	740	25,681	-	(740)	25,681
- Risk reserve					
2000	39,618	13,319	(520)	(39,345)	13,072
2001	13,072	12,148	(2,017)	(14,052)	9,151
2002	9,151	8,431	(368)	(3,305)	13,909
- Taxation reserve					
2000	4,345	-	12	(1,277)	3,080
2001	3,080	-	-	-	3,080
2002	3,080	5,005	-	-	8,085
- Reserve for agents' termination indemnities					
2000	6,722	1,739	24	(1,945)	6,540
2001	6,540	3,192	-	(2,490)	7,242
2002	7,242	3,065	(120)	(996)	9,191
Total other reserves					
2000	53,683	15,058	(213)	(45,836)	22,692
2001	22,692	16,080	(2,017)	(16,542)	20,213
2002	20,213	42,182	(488)	(5,041)	56,866

(1) Represents balances of acquired companies, transfers from other reserve accounts and the effect of translation adjustment.

(2) Represents write-offs of uncollectible accounts.

Item 18: Financial Statements. Not applicable

Item 19: Exhibits

Documents filed as exhibits to this Annual Report:

1.1   Memorandum and Articles of Association of Benetton Group SpA (English translation)

4.1.   Transfer of branch of business, dated as of Janyuary 31, 2003, between Benetton Group SpA and Nordica SpA (English translation)
4.2.   Framework Agreement, dated as of March 27, 2003, between Benetton Group Spa and Prince Sports Inc. (English translation)
4.3.   Intellectual Property Assignment Agreement dated as of April 30, 2003, between Benetton Sportsystem USA Inc. and Prince Sports Inc.
4.4.   General Conveyance, Bill of Sale and Assignment Agreement dated as of April 30, 2003, between Benetton Sportsystem USA Inc. and Prince Sports Inc.
4.5.   Lease Agreement dated as of April 30, 2003, between Benetton Sportsystem USA Inc. and Prince Real Estate Holdings LLC.
4.6.   Offering Circular of Benetton Group SpA, dated July 24, 2002.

5.1   Benetton agrees to provide the Securities and Exchange Commission, upon request, with a list showing the number and a brief identification of each material foreign patent for an invention not covered by a United States patent.

8.1   Significant subsidiaries as of the end of the year covered by this report: See "Organizational structure" in "Item 4: Information on the Company."

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BENETTON GROUP S.P.A.
/S/ LUCIANO BENETTON
LUCIANO BENETTON
Chairman

Date: June 30, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Silvano Cassano, C.E.O. of Benetton Group S.p.A., certify that:

1. I have reviewed this annual report on Form 20-F for the fiscal year ended December 31, 2002 of Benetton Group S.p.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Silvano Cassano
Silvano Cassano
Chief Executive Officer

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Form 20-F for the fiscal year ended December 31, 2002 of Benetton Group S.p.A. (the "Company") filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Silvano Cassano
Silvano Cassano
Chief Executive Officer

Date: June 30, 2003

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Pier Francesco Facchini, C.F.O. of Benetton Group S.p.A., certify that:

1. I have reviewed this annual report on Form 20-F for the fiscal year ended December 31, 2002 of Benetton Group S.p.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Pier Francesco Facchini
Pier Francesco Facchini
Chief Financial Officer

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Form 20-F for the fiscal year ended December 31, 2002 of Benetton Group S.p.A. (the "Company") filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

<u>/s/ Pier Francesco Facchini</u>
Pier Francesco Facchini
Chief Financial Officer

Date: June 30, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL

YEAR ENDED DECEMBER 31, 2002

Commission file number: 1 - 10230

BENETTON GROUP S.p.A.

(Exact name of Registrant as specified in its charter)

REPUBLIC OF ITALY

(Jurisdiction of incorporation or organization)

VIA VILLA MINELLI 1, 31050 PONZANO VENETO (TV), ITALY

(Address of principal executive offices)

EXHIBITS

EXHIBIT 1.1

BENETTON GROUP SpA

ARTICLES OF ASSOCIATION

Article 1: CORPORATE NAME
A joint stock company is hereby established under the name of "BENETTON GROUP S.p.A.".

Article 2: REGISTERED OFFICE
The address of the Company's registered offices is Via Villa Minelli 1, Ponzano Veneto (Treviso - Italy).
The Company may establish and close-down auxiliary, administrative, representative and other offices and branches, both in Italy and abroad. The domicile of each member, insofar as Company notices and communications are concerned, is for all legal effects the address recorded in the Stockholders' Register.

Article 3: BUSINESS PURPOSE
The objects for which the Company is established are:
1) The manufacture and marketing of articles of clothing in general, and in particular, garments in yarns and in fabrics of wool, cotton, denim and any other natural or synthetic fibre.
2) The manufacture and marketing of accessories and other fashion articles for casual and home wear, and the manufacture, marketing and distribution of footwear, cosmetics, eyewear, watches, stationery, bags, umbrellas, games, toys; the manufacture, marketing and distribution of any article and equipment to practice sport in general, bicycles, skates, their parts and accessories and similar products, as well as any other type of product and service that can be branded by the Company's trademarks.
The taking of any industrial and commercial initiative to support the activities of the Company, also in promotional form.
3) The purchase, sale, renting out and renting, and management in general of commercial companies for the sale of the products indicated under points 1) and 2) above, as well as of food products.
4) The acquisition, management and disposal of investments and interests in, as well as the formation of other companies, bodies, businesses, consortiums and associations, of any type, operating both in Italy and abroad, in the following sectors:
- manufacture and marketing of articles of clothing, including sports clothing, and accessories;
- textile manufacturing, including all related activities, and marketing; distribution of any size; real estate; transport;
- manufacture and marketing of sports products and equipment and related accessories.
5) The technical-financial and administrative co-ordination of companies, bodies, businesses, consortiums and associations in which it takes part or has an interest in, including the acceptance of service relations in any business sector of the companies, bodies, businesses, consortiums and associations in which it takes part or has an interest.
6) The purchase, ownership and disposal of bonds, including those convertible into shares, or with the right to subscribe or acquire shares in Italian and foreign companies.
7) The purchase, ownership and disposal of Italian and foreign government securities and of other securities for investment purposes.
8) The granting of loans to subsidiary and associated companies, or to the parent company and its subsidiary and associated companies.
9) The purchase, disposal, rental of raw materials, capital goods including company units, semi-finished products and finished goods, suitable to facilitate the development of the activities of the companies, bodies, businesses, consortiums and associations in which it takes part or has an interest.
10) The purchase, disposal and granting of rights, also relating to intangible fixed assets and intellectual property in general, which could consent to and facilitate the activity or development of companies, bodies, businesses, consortiums and associations in which it takes part or has an interest.
11) Activity as domestic and international freight shippers, provision of warehousing, distribution and transport services, also on third parties' behalf; and the import/export of raw materials, semiprocessed and finished products, and of operational and non-operational assets, as well as performance of market studies and analyses relating to the said services' development and optimisation.
12) The granting of leases on fixed assets or services rendered in connection with the use of buildings in favour of subsidiary and associated companies, or of the parent company and its subsidiary and associated companies, or also in favour of third parties; the rendering, in favour of the same companies, of services concerning the realisation of programs and plans in the field of communications, computer systems, graphics; consultancy and technical assistance services concerning plant, machinery, vehicles and their hiring, as well as the elaboration of studies and research in terms of policies regarding company management, manufacturing and marketing. Furthermore, to achieve the corporate purpose, or in connection with the same, the Company may carry out any and every act and transaction, including charitable

donations and gifts, considered by the Board of Directors to be suitable and not incompatible with achieving the corporate purpose; lastly it may give sureties, endorsements and real guarantees in general, also in favour of third parties, with the exclusion of deposit-taking from members of the public.

Article 4: DURATION
The duration of the Company is fixed for the period through December 31, 2050.

Article 5: CAPITAL STOCK
The capital stock of the Company is Euro 236,026,454.30, subscribed and fully-paid, and represented by 181,558,811 shares with par value Euro 1.30 each.

Article 6: SHARES
The capital stock of the Company may be increased, following an extraordinary resolution, by the issue of new shares which may enjoy different class rights.
In accordance with the legal requirements applying in the circumstances, issued capital may be represented by either registered or bearer stock.

Article 7: INCREASES IN CAPITAL
The General Meeting of the Stockholders may empower the Board of Directors, for a period not exceeding five years from the date of the related resolution, to increase capital stock, on one or more occasions, up to a predetermined amount; and, again for a period not exceeding five years from the date of the related resolution, to issue bonds, including convertible bonds, on one or more occasions, up to a predetermined amount.

Article 8: APPROVAL OF THE FINANCIAL STATEMENTS
The Board of Directors may call General Meetings to be held at the Company's registered offices, or elsewhere in Italy.
An annual general meeting must be called to approve the financial statements not later than four months after the end of the accounting period.
Under special circumstances, the Board of Directors may resolve to extend the above time limit to six months, in accordance with art. 2364 of the Italian Civil Code.

Article 9: STOCKHOLDERS'MEETINGS
All General Meetings shall be either ordinary or extraordinary general meetings.
Members may be represented by a proxy, who shall be appointed by a written instrument of proxy prepared in the form, specified by law.
The Chairman of the General Meeting shall verify the qualifications of proxy holders and their right to intervene during the proceedings of the General Meeting.

Article 10: CHAIRMANSHIP OF THE MEETING AND APPOINTMENT OF THE SECRETARY
The Chairman of the Board of Directors shall be the Chairman of the General Meeting.

If neither the Chairman nor the Vice-Chairman of the Board of Directors is present, the members present shall elect a Chairman.
If the minutes are not taken by a notary public, the Chairman shall be assisted by a Secretary of his choice, who need not be a director. The Chairman, if he thinks fit, may choose two scrutineers from those present at the meeting.

Article 11: FIRST CALLING
An ordinary meeting at first calling has a quorum with the presence of stockholders representing at least half capital stock. Resolutions are validly passed by an overall majority.
An extraordinary meeting at first calling has a quorum with the presence of stockholders representing more than half of the capital stock. Resolutions are validly passed by a favourable vote of at least two thirds of capital stock represented at the meeting.

Article 12: SECOND AND THIRD CALLING
At second calling, an Ordinary meeting resolves on matters that should have been discussed at the first calling, whatever the part of the capital stock that is represented by the stockholders in attendance. An extraordinary meeting at second calling has a quorum with the presence of a number of stockholders representing more than half of the capital stock. Resolutions are validly passed by a favourable vote of at least two thirds of the capital stock represented at the meeting. At third calling, an extraordinary meeting has a quorum with the presence of stockholders representing more than one

third of the capital stock and can pass resolutions on the matters that should have been discussed at the second calling with the favourable vote of at least two thirds of the capital stock represented at the meeting.

Article 13: APPOINTMENT OF DIRECTORS
The Ordinary General Meeting shall appoint Directors, from those nominate, by a simple majority of the votes cast.

Article 14: THE BOARD OF DIRECTORS
The Company shall be administered by a Board of Directors composed of between three and eleven directors, who need not be members. The first directors shall be nominated in the act of incorporation; subsequently they shall be appointed by the General Meeting where their number will be fixed.
The members of the Board of Directors shall be appointed for a period not exceeding three years and may be reappointed.
The entire Board shall be dissolved if the number of members falls below half that fixed. In this case, the Board of Statutory Auditors shall call a General Meeting for the appointment of a new Board of Directors.

Article 15: CHAIRMANSHIP, LOCATION AND MEETING PROCEDURES OF THE BOARD
The Board elects from amongst its members a Chairman and a Vice Chairman who stands in for the case of his absence or impediment, as well as a Secretary who does not have to be a member of the Board. The Board meets at the registered office or elsewhere in conformity with the indications in the notice of calling when the Chairman considers it appropriate, or at the request of at least three Directors, with the exception of the matter provided in article 19 of these Articles of Association.
Normally, meetings have to be called with at least five days notice, by a registered letter, telex, fax, e-mail or any other equivalent means; the notice period can be shortened in an emergency, however it doesn't be less than 24 (twenty-four) hours.
The Board can meet by teleconference or videoconference, on condition that all persons participating can be identified and that they are permitted to follow discussion and take part in the debate in real time. The location of the meeting is wherever the Chairman and the Secretary are.
The majority of Directors in office must be present for resolutions to be valid; the resolutions are adopted with a majority vote and in the case of a tie, the Chairman has a casting vote.

Article 16: POWERS OF THE BOARD OF DIRECTORS
The Board of Directors is invested with the widest possible powers for the ordinary and extraordinary administration of the Company, including those for the opening or closing of branches, offices, agencies in Italy and abroad.
The Board of Directors can delegate its powers to one or more of the Directors who will exercise them, jointly or severally, in conformity with decisions taken by the Board of Directors.
The Board of Directors may also entrust part of its authority to an Executive Committee made up of certain Board members.
The Board of Directors, also through Managing Directors, reports to the Board of Statutory Auditors on its activities and on the more significant financial transactions carried out by the Company and its subsidiaries; in particular, it reports on transactions which could involve a conflict of interest.
This report is made during the meetings of the Board of Directors or of the Executive Committee and, in any case, at least every three months; in particular circumstances, the report may also be made in writing to the Chairman of the Board of Statutory Auditors.

Article 17: LEGAL REPRESENTATION
The Chairman of the Board of Directors shall be the company's legal representative, including representative in court proceedings. If the Chairman is absent or unable to perform his duties, the Vice-Chairman shall be the Company's legal representative.
The Managing Directors, employees and third parties also represent the Company in dealings with third parties and in court proceedings, to the extent of the powers delegate to them.

Article 18: DIRECTORS'REMUNERATION
The Directors and the members of the Executive Committee, if appointed, shall be entitled to such total remuneration as the General Meeting may determine.

Article 19: BOARD OF STATUTORY AUDITORS
The Board of Statutory Auditors consists of three standing members and two alternate members, who can be re-appointed, and who remain in office for three years.
The stockholders' meeting decides on the remuneration of its members. The appointment of the Board of Statutory Auditors takes place on the basis of lists presented by the stockholders where the candidates must be listed according to

consecutive numbers. Each list contains a number of candidates that does not exceed the number of members to be elected.

Only stockholders who, by themselves or together with other stockholders hold at least 5% of the ordinary shares, have the right to present the lists. These shares, at least in the above minimum measure, must be deposited in the terms established by the law for the purposes of taking part in the meeting.

Every stockholder who has the right, may present or take part in the presentation of one list only and every candidate may be registered in one list only, or he will no longer be eligible.

A description of the professional lives of each person designated must be provided at the foot of, or attached to, the lists presented by the stockholders.

Persons who already hold positions as standing Auditors in more than five companies listed in organised Italian markets, with the exclusion of the Company and its subsidiaries, or that do not enjoy good standing nor possess the professional skills as required by applicable law, and as better defined in the following paragraphs, may not be appointed as Auditors.

At least one standing Auditor and one alternate Auditor must be selected from those enrolled in the Register of Public Accountants and have reviewed companies' accounts for a period of not less than three years.

The other members of the Board of Statutory Auditors, who do not possess the above mentioned requirements, must have acquired at least three years of experience in the following positions or fields:

1) administrative or internal auditing positions or managing positions in companies with a nominal capital of at least Euro 2 million;

2) professional services or university teaching positions in legal, economic, financial and technical-scientific subjects closely related to the activities of the Company, such as intellectual property law, corporations, taxation, macroeconomics, microeconomics, accounting and corporate finance; or

3) managing positions in public entities or public administrations active in the sectors of banking, financial services, insurance or in sectors closely related to those of the Company such as research, development, production and marketing of articles of clothing in general, accessories and other fashion articles, footwear and any article or equipment for the practice of any sport.

Together with each list, a document must be deposited wherein each candidate declares his acceptance and certifies, on his own responsibility, the non-existence of reasons for not being elected or of incompatibility, and that he holds the required qualifications for the position.

The lists presented by the stockholders must be deposited, as indicated in the notice of calling, at Company headquarters at least ten whole days before that fixed for the meeting at first calling.

Any list presented without observing the above instructions will not be considered as presented.

Each stockholder may vote for only one list.

The two standing members and the one alternate member, listed in consecutive order, who obtained the highest number of votes, are elected- the third standing member and the other alternate member will be the first and second candidate respectively of the list, who had the highest number of votes after the first.

Should the votes be equal, a second ballot will be taken.

The first three candidates in consecutive order for standing auditors and the fourth and the fifth candidate for alternate auditors, will be elected by majority votes, should there only be one list.

The Chairmanship of the Board of Auditors is given to the first person on the list who obtained the highest number of votes.

Should an Auditor be replaced, the alternate Auditor belonging to the same list as the outgoing Auditor takes his place.

The meeting sees to the appointment of standing and/or alternate Auditors, necessary to complete the Board of Auditors following the early retirement from office of an Auditor, as follows:

- should Auditors elected in the list of majority votes have to be replaced, with possible indication by the Chairman of the Board and after verification of the qualifications necessary for office, the appointment of an Auditor or of Auditors takes place through majority voting, without the obligation of a list;

- should, however, it be necessary to replace a standing Auditor and/or an alternate Auditor designated by minority interests, the stockholders' meeting will replace him, by the relative majority vote, choosing from the candidates indicated in the list in which the standing and/or alternate Auditor to be replaced was part. The candidate must have confirmed his candidacy at least ten days before the date fixed for the meeting at first calling, together with a document stating the non-existence of reasons for not being elected or of incompatibility, and that he holds the required qualifications for the position

The Board of Auditors, subject to written notification by the Chairman of the Board of Directors, may call a stockholders' meeting, a meeting of the Board of Directors and, where set up, a meeting of the Executive Committee.

Powers for convening a meeting may also be exercised by at least two members of the Board of Auditors.

Article 20: FINANCIAL YEAR

The Company's accounting period closes on December 31 each year.

Article 21: NET INCOME

Except as otherwise resolved by the General Meeting, net income for the year, after providing 5% to the legal reserve to the extent required by law, shall be divided proportionally among the members on the basis of the number of shares held.
The Board of Directors may declare the distribution of interim dividends, within legally established limits.

Article 22: WINDING-UP AND LIQUIDATION
The General Meeting, upon the winding up of the Company for whatever reason, shall determine how the liquidation will be conducted, and shall appoint one or more liquidators, determine their powers and fix their remuneration.

EXHIBIT 4.1

TRANSFER OF BRANCH OF BUSINESS

The present Transfer of Branch of Business Deed is stipulated in Ponzano Veneto on 31st January 2003 between

BENETTON GROUP S.P.A.,

with registered offices in Via Villa Minelli, No. 1, Ponzano Veneto (Tv), nominal capital Euro 236,026,454.30 (two hundred and thirty-six million twenty-six thousand four hundred and fifty-four euro and thirty cents), tax code and registration number in the Company Registry Office of Treviso 00193320264, registered under No. 84146 in the Trade Register of the Chamber of Commerce of Treviso, in the person of the Managing Director and legal representative Mr. LUIGI DE PUPPI DE PUPPI, manager, born in Udine (Ud) on 8th March 1942, resident for the office at the company mentioned herea bove, vested with the necessary power (Board of Directors resolution of 18/12/02);

NORDICA S.P.A.

with registered offices in Via Montebelluna 5/7, Trevignano (Tv), share capital Euro 5,000,000.00 (five million), tax code and registration number in the Company Registry Office of Treviso 03767740263, registered under number 296839 Trade Register of the Chamber of Commerce of Treviso, in the person of the Chairman of the Board of Directors and legal representative Mr. FRANCO VACCARI, businessman, born in Montebelluna (Tv) on 6th May 1939, resident for the office at this company, who acts in performance of the resolution of the Board of Directors made at the meeting on 24th January 2003.

WHEREAS

The Seller is owner of the "Nordica" trademark, as well as the Branch of Business having as its object the manufacture and marketing of ski boots and skis marked with such principal trademark and with trademarks connected thereto

The Seller intends to sell and the Transferee intends to purchase the aforesaid Branch of Business

CONSIDERING THIS, forming an integral and substantial part – together with the attachments indicated hereinafter – in respect of the agreements as set forth hereinafter, the Parties have agreed as follows:

1.   DEFINITIONS

In the present Deed, recitals included, the terms defined here below, when used with a capital first letter, will have the meaning attributed to them respectively in the present art.1.

1.1   Goods means the movables or chattels used in the activity of the Branch of Business and those assigned to the latter by the Parties, which are listed in the attachment 1.1.

1.2   Patents means the patents, design patents, utility models and ornamental models registered by the Seller and the registration applications filed by the Seller with reference to the Products listed in the attachment 1.2.

1.3   Deed stands for the present transfer of Branch of Business deed inclusive of the attachments.

1.4   Contracts means all the contracts listed in the attachment 1.4 (where contracts are specified that are conditional on the obtainment of the consent of the transferor contracting party), stipulated for the activity of the Branch of Business and transferred with the same.

1.5   Transfer Date means the date from which the present Contract takes effect and which the parties agree on being 1st February 2003.

1.6   Employees means the 119 employees listed in the attachment 1.6 who until the Transfer Date have worked within the scope of the activity carried out by the Branch of Business or also by others at the same time and who shall be transferred together with the same.

1.7   Working Days means all the days in which the banks on the Milan market are open.

1.8   Warehouse means the entire Product Warehouse, including the relative semi-finished products, raw materials and consumable materials, as at 31st January 2003 as described in the attachment 1.8. The valorizations in this attachment are the result of the agreement between the parties and are not subject to revision, while the quantities are purely on a book-keeping basis and subject to quantitative verification on the basis of the physical inventory being prepared.

1.9   Trademarks means the "Nordica" trademark, as well as the other trademarks connected with it that have been registered by the Seller and the registration applications filed by the Seller, which are listed in the attachment 1.9.

1.10   Party/Parties means the Seller and/or the Transferee.

1.11 Liability means the algebraic sum of (i) severance indemnities accrued at the Transfer Date in respect of the Employees; (ii) severance indemnities to which those agents are entitled whose contracts are transferred with the Branch of Business, calculated according to the collective trade agreements in force; (iii) payables of the Branch of Business as shown by the Estimated Statement of Assets and Liabilities and by the accounting records at the Transfer Date; these preceding items all identified in the attachment 1.11.; and (iv) the loans from Gesfin S.p.A. resulting from the Estimated Statement of Assets and Liabilities and the accounting records as at the Transfer Date and related to the Branch of Business.

1.12 Losses mean the costs, expenses, losses and non-existent assets/liabilities suffered by the Transferee or by the Seller as a consequence of the breach of declarations and guarantees or of the breach of any other guarantees due by law.

1.13 Final Purchase Price means the Temporary Purchase Price adjusted on the basis of the differences between the Estimated Statement of Assets and Liabilities and the Final Statement of Assets and Liabilities.

1.14 Temporary Purchase Price means the total of Euro 5,330,008.39 (five million three hundred and thirty thousand and eight euro/39) determined by the Parties based on the Estimated Statement of Assets and Liabilities.

1.15 Products means all the ski boots manufactured and/or marketed within the scope of the Branch of Business's activity and distinguished by the Trademarks and the skis (complete with bindings) included in the sample collection relative to the 2003-2004 season.

1.16 Intellectual Property means the Trademarks, Patents, as well as the possible copyright, trademarks by fact, trade names and domain names used in the activity of the Branch of Business provided they are connected with the Trademarks and with explicit exclusion of the Benetton name and trademark in its various forms.

1.17 Branch of Business means the Branch of Business subject-matter of transfer according to this Deed, consisting of the following elements: goodwill, Goods, Contracts, Employees, Intellectual property, Liabilities and Warehouse, excluding any other element and/or asset and/or legal position not expressly contemplated in the present Deed and/or connected with the Branch of Business as defined in the present Deed.

1.18 Auditor means the audit firm PriceWaterhouseCoopers of Treviso, or should the latter not wish to accept or there is a conflict of interest, the audit firm KPMG of Padova, or, should also this company not be able to or not wish to accept the appointment, the major Italian audit firm, independent from the parties, which shall be appointed in agreement between the Parties within fifteen days from the refusal of the appointment by KPMG, or, in the event of disagreement, appointed by the Chief Justice of the Court of Milan.

1.19 Final Statement of Assets and Liabilities means the final update of the Estimated Statement of Assets and Liabilities prepared in agreement between the parties or, failing agreement within sixty days from the Transfer Date, by the Auditor within thirty days from the date of the appointment at the request of the most diligent Party.

1.20 Estimated Statement of Assets and Liabilities means the pro-forma statement of assets and liabilities of the Branch of Business as at 31st January 2003 as per the attachment 1.20.

1.21 Transferee means Nordica S.p.A., with registered offices in via Montebelluna, 5/7, Trevignano (TV).

1.22 Warehouse Value means the value of the Warehouse as at the determined Transfer Date – as agreed between the Parties or by the Auditor – applying to the physical inventory as per art. 1.8 the unit values as per attachment 1.8 or failing such, the criteria of evaluation indicated in the attachment 1.22.

1.23 Estimated Warehouse Value means the total Euro 3,732,650.00 (three million seven hundred and thirty-two thousand six hundred and fifty/00) as it is valorized in the Estimated Statement of Assets and Liabilities.

1.24 Seller means Benetton Group S.p.A., with registered offices in via Villa Minelli, 1 - Ponzano Veneto (TV).

2. SUBJECT-MATTER OF THE DEED

2.1 In the terms and on the conditions as set forth in the present Deed the Seller sells and transfers to the Transferee, which accepts and purchases, the Branch of Business.

3. PURCHASE PRICE AND PAYMENT METHOD

3.1 The Final Purchase Price of the Branch of Business shall be paid according to the following methods:

3.1.1   at the same time as the execution of the present Deed, the Transferee shall pay the Seller the difference between the Temporary Purchase Price and the Estimated Warehouse Value equating to Euro 1,597,358.39 (one million five hundred and ninety-seven thousand three hundred and fifty-eight/39);

3.1.2   by and no later than 31st July 2003 the Parties shall settle the difference between the Temporary Purchase Price and the Final Purchase Price with exclusion of every settlement with reference to the Warehouse Value, which shall be accomplished in accordance with art. 3.1.3 hereinafter;

3.1.3   by and no later than 31st July 2003 the Transferee shall pay the Seller the Warehouse Value, in full and irrespective of the effective sale of the Products included therein and/or of the effective proceeds of such sale, deducted any Liabilities whose total was not known at the Transfer Date and were, agreed upon between the Parties, determined after the Transfer Date.

3.2   The Parties acknowledge and agree that the Temporary Purchase Price has been assigned to the Branch of Business elements as shown in the Estimated Statement of Assets and Liabilities.

3.3   All the payments due by the Transferee to the Seller according to the present Deed, unless otherwise agreed, shall be made through bank crediting of the due amount, at here and there currency, into the current bank account number 20027/L held by the Seller at the Banca Antoniana Popolare Veneta S.p.A.. –Treviso Branch – piazza dei Signori, 8 – (ABI – Italian Bankers' Association 5040 – CAB – Sorting Code 12080) or into another bank account which may be indicated by the Seller in writing to the Transferee.

3.4   All the costs, fees and tax impositions connected with the performance of the present Deed shall be charged to the Transferee, except, however, for the costs regarding the juridical and economical sphere of the Seller such as the costs of its consultants and the direct taxes in relation to the transfer subject-matter of the present Deed.

4.   EMPLOYEES

4.1   The Seller and the Transferee mutually acknowledge that they are aware that some of the Employees, up to the Transfer date, have given their services to the Branch of Business and other company branches of the Seller.

4.2   Should some of the Employees start legal proceedings to dispute their transfer and, as the result of such proceedings, the Seller is obliged to reintegrate one or more Employees, the Transferee shall pay the Seller the amount of the reserve for severance indemnity relative to the reintegrated Employees, which shall be taken on by the Seller. The Transferee undertakes to make every effort to prevent that disputes by the Employees arise over transfer.

5.   DECLARATIONS AND GUARANTEES

5.1   The Seller declares and guarantees to the Transferee as follows with reference to the existing circumstances as at the Transfer Date.

5.1.1   The Seller has full ownership of the elements that are part of the Branch of Business and full capacity to use the same within the ways and terms described in the present Deed. The Seller has not infringed third party rights, and has not infringed or will not infringe third party rights with the execution and performance of the present Deed. The Seller has taken all necessary resolutions to authorize the execution of the present Deed and performance of the same within the terms provided for therein. The present Deed is duly executed and the obligations contemplated herein are valid and binding for the Seller.

5.1.2   The Goods, Warehouse and Intellectual Property are free of lien, seizure, options and third party claims have not been formalized in respect of their ownership.

5.1.3   The Branch of Business Employees are 119. The Seller has complied with all the applicable legal and collective, company and individual contract provisions in the relationship with the Employees, it has paid the due compulsory contributions, it has correctly kept the accounts of the reserve for severance indemnity due to the Employees and has correctly complied with the insurance and social security laws. The Branch of Business has in being no contracts of consultancy, association in participation, profit sharing et similia, neither of brokerage, dealership et similia.

5.1.4   In the management of the Branch of Business the Seller has substantially complied with applicable current legal provisions on environment and safety in the workplace and, as far as the Seller is aware, it has not been served notice of injunctions by competent authorities or the start of proceedings for infringement of the law or applicable regulations, nor have the same been threatened.

5.1.5   The Seller has correctly fulfilled the obligations of a fiscal and contributory nature that are the responsibility of the Branch of Business, presenting the necessary declarations and reports and making the due payments on the basis of the same. The Branch of Business does not have any obligations of a fiscal or contributory nature other than those for which an adequate reserve has been transferred as part of the Branch of Business.

5.1.6   The Trademarks and Patents were registered by the Seller and the payment of registration taxes due before the Transfer Date have been made; as far as the Seller is aware, no exceptions or objections have been raised by third parties in respect of the validity or efficacy of the Trademarks or Patents nor in respect of the use of such Trademarks and Patents by the Seller. Excluding those indicated in the attachment 1.4, Trademark or Patent licenses have not been granted to a third party. It remains expressly understood, however, that the Seller does not guarantee the validity and efficacy of the Trademarks and Patents, nor the positive result of the filed registration applications.

5.1.7   No legal, fiscal, arbitration or administrative disputes exist, having a value exceeding Euro 50,000.00 each, nor, as a whole, a value exceeding Euro 250,000.00 that are transferred with the Branch of Business or of which the Branch of Business is a necessary part.

5.1.8   No letters of patronage et similia have been issued by the Branch of Business.

5.1.9   No contracts exist that are in course to purchase raw materials, semi-finished products, accessories, supplies or equipment that are not currently used for the characteristic activity of the Branch of Business.

5.1.10   The existing Contracts with agents and distributors as at the Transfer Date are all listed in the attachment 1.4.

5.1.11   In 2000, 2001 and 2002 there were no epidemic defects in the Products that, based on the applicable laws, would have led to the obligation to notify and/or to put into being withdrawal campaigns of the Products, nor were there any withdrawal campaigns of Products.

5.2   The Transferee declares and guarantees to the Seller as follows with reference to the existing circumstances as at the Transfer Date.

5.2.1   The Transferee has taken all the necessary resolutions to authorize the execution of the present Deed and the performance thereof within the terms provided for therein. The present Deed is duly executed and the obligations that are contemplated therein are valid and binding for the Transferee.

5.2.2   The Transferee is not aware of any circumstance that constitutes breach of the declarations and guarantees of the Seller as set forth in art. 5.1 hereinabove.

5.3   The Transferee acknowledges and agrees that the declarations and guarantees as per art. 5.1 hereinabove are the only guarantees given by the Seller. No other guarantee of any kind whatsoever is given by the Seller in relation to the Branch of Business, except for any other compulsorily legal guarantees.

6.   RESPONSIBILITY FOR THE PRODUCTS PRIOR TO THE TRANSFER DATE

6.1   The Seller undertakes to keep the Transferee unharmed from costs and Losses that the Transferee could be called upon to sustain in relation to claims of third parties in respect of Products manufactured by the Branch of Business prior to 31st December 2002 (excluding the fall/winter collection 2003). The Parties acknowledge that in relation to the Products as hereinbefore being part of the Warehouse, the costs and Loss consequent to the return may not exceed the valorization of the Product in question made in accordance with the present Deed (except third party liability). Regarding this the Transferee undertakes to notify the Seller immediately of any third party claim that is brought against the it, in order to allow the Seller to deal with the same without delay, taking the suitable initiatives.

6.2   Notwithstanding anything to the contrary hereinbefore, for the return of Smartech ski boots only from clients by and no later than 30th August 2003 due to delays in delivery (where the same was accomplished prior to the Transfer Date) or for defects in workmanship, the Seller undertakes to pay the Transferee a reimbursement calculated in conformity with the criteria as set forth in the attachment 6.2, always providing that and to the extent that the return costs were incurred by the Transferee. For third party claims relative to Smartech ski boots other than those described in the present art. 6.2 the provisions as per art. 6.1 shall apply.

7. COMMUNICATIONS

7.1 Any communication or notice to be made in relation to the present Deed shall be in writing, through registered letter with return receipt, if necessary preceded by a telegram or telex or fax and shall take effect from the sending of the registered letter with return receipt.

7.2 The communications or notices shall be made to the following addresses:

    7.2.1   if sent to the Transferee:

    Nordica S.p.A.

    via Montebelluna, 5/7

    31040 Trevignano (TV)

    Fax No. 0423-6731

    For the attention of Mr. Franco Vaccari

    For information to:

    Avv. Renzo Maria Morresi

    Fax n. 0422 571942

    e-mail: morlex.treviso@morresi.org

    7.2.2   if sent to the Seller:

    Benetton Group S.p.A.

    Via Villa Minelli, 1

    31050 Ponzano Veneto (TV)

    For the attention of the Managing Director

    Fax No. 0422 – 51 99 94

    For information to:

    Legal Business Manager

    Fax No. 0422 – 51 95 86

7.3 It is expressly understood that the communications addressed to the Parties at the residence as elected hereinbefore are to be considered as arrived only when they have effectively arrived at such residence. Any amendments to such addresses may not be opposed unless they are communicated in writing by the Party in question.

8. PRESS RELEASES

8.1 Except for any communications compulsorily required by law or regulations issued by government, control or stock market authorities, having jurisdiction over the Transferee or the Seller, press releases or of other nature shall not be issued in respect of the execution of the present Deed, the provisions contained therein or the operations provided for therein, without the prior written consent by both Parties.

9. COMPETITION

9.1 Benetton undertakes for 36 (thirty-six) months from the Transfer Date, directly or indirectly (including without limitation, the activities carried out through companies, associations, joint ventures, or other similar associative means) not to carry out any activity whatsoever that may be considered in competition with the activity carried out by the Branch of Business in just the sector of the manufacture and marketing of ski boots, snowboard boots and skis, with explicit exclusion from such obligation of the possibility of manufacturing and marketing of snowboard boots and skis with the "Kästle" and "Killer Loop" trademarks.

10. VARIOUS PROVISIONS

10.1 Any amendment to the present Deed shall be by written document executed by the Parties.

10.2 The present Deed is binding and is to the benefit of the Parties and to the respective successors by any title or cause, who shall consequently be bound to all that is contained in the present Deed.

10.3 In the event that one or more of the clauses contained in the present Deed is considered void, such invalidity shall not determine the invalidity of the remaining clauses, neither in the present Deed nor as a whole.

10.4 The present Deed with its attachments constitutes the whole of the agreements between the Parties and substitutes any previous understanding, arrangement or agreement, oral or written.

10.5 No tolerance, even if repeated, of either of the Parties regarding the non-fulfillment or delayed fulfillment by the other Party may be interpreted as silent abrogation of the corresponding agreement or as waiver by the non-defaulting Party to enforce their rights.

10.6 The headings and subheadings of the single clauses of the present Deed have been inserted merely for identification purposes and do not have any interpretive value of the same.

11. JURISDICTION

11.1 Any dispute regarding the validity, interpretation or performance of the present Deed shall be settled through ritual impartial arbitration in conformity with the rules of conciliation and arbitration of the Chamber of Commerce of Milan. The venue of the arbitration shall be Treviso.

11.2 Any dispute that derives from the present Deed, which cannot be settled in arbitration, the Law Court of Treviso shall have exclusive jurisdiction.


Benetton Group SpA   Nordica SpA
Luigi de Puppi de Puppi   Franco Vaccari


EXHIBIT 4.2

FRAMEWORK AGREEMENT

(a)   This Framework Agreement is entered into on this day 27 of the month of March, 2003, by and between

(b)   1. BENETTON GROUP S.p.A., an Italian company, with registered office in Ponzano Veneto (TV), Villa Minelli, 1, represented by its pro-tempore legal representative Mr. Luigi de Puppi de Puppi (hereinafter referred to as "Benetton");

(c)   2. PRINCE SPORTS, INC., a Delaware company (USA), with registered office in Wilmington, Delaware, represented by its pro-tempore legal representative Mr. Michael Lyons (hereinafter referred to as the "Purchaser").

WHEREAS:

(d)   Benetton controls indirectly Benetton Sportsystem U.S.A. Inc. (BSS) a company based in the U.S.A. which, among other things, owns and manages a going concern ("Business) that researches, develops, designs, markets and distributes tennis, squash and badminton racquets, shoes, apparel and accessories which bear the trademarks "Prince" and "Ektelon" or any related trademarks.

(e)   Having received manifestations of the interest to purchase the Business from several subjects, Benetton granted to the merchant bank Merrill Lynch International – Milan Branch ("Merrill Lynch") mandate to study the feasibility of divesting of such Business, including the trademarks.

(f)   From 13 May 2002, Merrill Lynch asked the several potentially interested parties to confirm their intention to buy and to make a non-binding offer, so as to make a first evaluation.

(g)   On the basis of the non-binding offers received, Benetton - with the assistance of Merrill Lynch - selected several interested subjects, among which the Purchaser, and allowed them to carry out documentary due diligence activity and to meet some of the managers who have management responsibility in relation to the Business.

(h)   After the above activities were carried out and the contractual documents reviewed, Merrill Lynch asked the selected subjects to make an offer for the purchase of the trademarks and related Business.

(i)   On the basis of such offer, the Parties have negotiated and finally signed this Framework Agreement, which - along with its Schedules - contains and represents all the agreements between the Parties regarding the sale and purchase of the Business including the above mentioned trademarks.

THEREFORE, acknowledging that the recitals above constitute an integral and substantial part of the agreement, the Parties hereby agree as follows:

1.   DEFINITIONS

In this Framework Agreement, the terms defined below, when capitalised, shall have the meaning attributed to them in this Article 1.

Escrow Bank means Citibank or any other primary bank as agreed by the Parties to manage the Escrow Account.

Assets means the movable assets used only by the Business in the exercise of its activity, and listed, with an indication of the place where they are located, in Schedule 1.

Intangible Assets means the Patents, the Trademarks, the Contracts, the goodwill and all the other intangible assets currently used exclusively in connection with the Business, including, without limitation, all and any trade secrets, inventions, designs, copyrights, non registered trademarks and other intellectual property, know-how, manufacturing methods and processes, domain names and websites, if any.

Patents means the patents, utility models, design patents and ornamental designs registered by or issued to the Sellers or their relevant assignors in reference to the Products, as listed in Schedule 2, and patents application already filed by the Sellers or by their relevant assignors or in the process of filing by the Sellers or by their relevant assignors with regards to the Products, including the applications filed after the date of the signature of this Framework Agreement and up to the Closing Date.

Closing means the performance of the transactions necessary to transfer the Business in each Jurisdiction.

Fixed Component means the amount of Euro 36.500.000,00, which refers to the Intangible Assets and constitutes the fixed, and not subject to adjustments, portion of the Price for the Business.

Variable Component means the algebraic sum of the value, ascertained on Closing Date pursuant Article 4 of this Framework Agreement, of Assets, Inventory, Receivables and, where expressly agreed upon by the Parties, Liabilities.

Escrow Account means the bank account which shall be opened prior to the Closing Date, with the Escrow Bank in the name of the Purchaser and put on escrow in favour of Benetton pursuant to the Irrevocable Instructions, on which Purchaser shall credit the Deferred Price on the Closing Date.

Contracts means the contracts and agreements entered into for the activity of the Business, save for the Excluded Agreements, as per the list under Schedule 3. In the event, subsequent to the execution of this Framework Agreement, certain further agreements not included in said Schedule 3 were identified, the Parties shall agree on the possible inclusion of the same in the Business without any further cost for any of the Parties.

Excluded Agreements means those agreements which, although executed in connection with the activities of the Business, the Parties have agreed will not be transferred, and are only those indicated in the list attached under 4.

Closing Agreements means those agreements by means of which the transfer of the Business will be completed on the Closing Date in each Jurisdiction, and which will be executed in accordance with Art. 2 below, between the Seller(s) concerned and the Transferee(s) concerned in the form provided by local laws.

Lease Agreement means the agreement attached to this Framework Agreement sub 5 and which constitutes an element essential to the transaction contemplated hereunder and will be executed by and between BSS and the Purchaser or its designee on the Closing Date, pursuant to which the Purchaser or its designee, will rent a portion of the Real Property in accordance with what provided in the Article 8

Receivables means the commercial receivables of the Sellers (other than Benetton Sportsystem Schweiz AG) related to the supply of the Products existing on the Closing Date.

Closing Date means 30 April 2003 or, should at such date the conditions that, pursuant to Article 6.1 hereafter, shall be fulfilled prior the Closing Date, not be fulfilled, the fifth business day after the fulfilment of such conditions, subject always to a different written agreement between Parties.

Employees means the 91 employees working for the Business, who render services in the USA, in Hong Kong and Switzerland who will be hired by the Purchaser, pursuant to art. 9.1. here below, or who the Purchaser will procure to be hired by the Transferees and which are numerically listed in Schedule 6.

Due Diligence Documents means the documents and the information related to the Business made available to the Purchaser during the due diligence activity or subsequently until the date this Framework Agreement is signed, listed in Schedule 7.

Jurisdiction means each country in which any element of the Business is located.

Irrevocable Instructions means the irrevocable instructions pursuant to which the Purchaser and Benetton (or any of the Sellers designed by Benetton), jointly, shall give mandate to the Escrow Bank to manage the Escrow Account substantially in compliance with the terms set forth under Schedule 8 (safe for any further amendment, non detrimental vis-à-vis the Purchaser, which shall be negotiated between Benetton and the Escrow Bank).

Inventory means the entire inventory held by the Seller (in stock, in transit and related to orders already sent to suppliers) of Products, semi-finished products, raw materials, and other materials existing on the Closing Date, the quantity of which will be ascertained in accordance with the provisions Article 4 of this Framework Agreement.

Trademarks means the trademarks "Prince" and "Ektelon", as well as all other trademarks, related to said trademarks, registered by the Sellers or by their relevant assignors, as listed in Schedule 9 and the trademark registration applications filed by the Sellers or by their relevant assignors with regards to the Products until the Closing Date, with explicit exclusion of the trademark "Benetton" and of all the connected trademarks and intellectual properties.

Put Option means the option to sell that will be granted by the Purchaser to BSS on the Closing Date pursuant to the Lease Agreement, on the basis of which BSS shall have the right to sell – and in the event of the exercise of such option the Purchaser, or its designee, shall be under an obligation to buy - the Real Property.

Liabilities means all the liabilities of the Business which the Parties will agree to transfer as part of the Business, the entity of which will be ascertained in accordance with Article 4 of this Framework Agreement. All other liabilities, whether connected or not with the Business up to the Closing Date, including, for example, but without limiting the generality of the foregoing, liabilities deriving from the Excluded Agreements or from agreements other than the Contracts, as well as tax, environmental, pension, employment liabilities or those deriving from litigation or infringements of the law, shall be expressly excluded.

Losses means all costs, expenses, liabilities and losses suffered by the Transferees or the Sellers as a direct and exclusive result of breaches of the representations and warranties set out in Articles 10.1 and 10.2 hereafter with explicit exclusion of indirect damages and of missed profits.

Interim Period means the period from the date this Framework Agreement is signed up to the Closing Date.

Permits means all permits, licenses, authorisations and all other similar documents issued by any administrative authorities situated in any Jurisdiction, obtained by the Sellers in connection with the Business, which the Parties shall agree, insofar as allowed by the applicable laws, to transfer without consideration as part of the Business on the Closing Date.

Price means the total resulting from the sum of the Fixed Component and Variable Component.

Deferred Price means the portion of the Fixed Component, for an amount of Euro 26.500.000,00.

Accounting Principles means the accounting principles applied by BSS, as the case may be, in the drawing up of its accounts as at December 31, 2002, as specified in and/or derogating from the accounting principles described in Schedule 10, the valuation criteria having been applied consistently (except where expressly otherwise provided).

Products means all the products which display the Trademarks manufactured and sold in the context of the activity of the Business.

Real Property means the land and buildings located in Bordentown, (USA), property of Sellers, as identified in the Schedule 11.

Business means the totality of the going concern being transferred pursuant to this Framework Agreement, including the Assets, the Contracts, the Receivables, the Employees, the Intangible Assets, the Inventory, and the Liabilities, if any.

Auditing Company means KPMG, of Milan, or Pricewaterhouse Coopers of Milan if the former fails to accept or has a conflict of interest or, if the latter company does not wish or cannot accept the mandate to audit, the leading Italian auditing company, independent from the Parties, as will be appointed within fifteen days from Pricewaterhouse's refusal, jointly by the Parties, or if no agreement is reached by the Parties, by the President of the Court of Milan.

Transferees means the Purchaser, and any of its subsidiaries or affiliates, whether existing or to be incorporated before the Closing Date, which shall be designated by the Purchaser to purchase part of the Business .

Sellers means BSS, Benetton Sportsystem Schweiz AG, Benetton Sportsystem Taiwan Ltd and Benetton Far East Ltd.

The expression "as far as Benetton knows" shall be referred to the actual knowledge of the Managing Director or of the management of Benetton, of such circumstances referred to by such expression, as shall be proved by the existence of written communications or confirmed by the involved parties; such circumstances as the Managing Director or the management ought to have known using due care shall also be considered to be known by Benetton, but those circumstances (provided that the same are not immaterial) which have not come to the knowledge of the Managing Director or of the management of Benetton as a result of negligence on the part of the American management of the Business shall be expressly excluded.

2.   OBJECT OF THE AGREEMENT

2.1   At the terms and conditions described in this Framework Agreement, Benetton undertakes to procure, pursuant to the provisions of Article 1381 of the Italian Civil Code, that BSS and the other Sellers will sell the various elements comprising the Business to the Purchaser and to the Transferees and the Purchaser undertakes to purchase and to procure that, pursuant to the provisions of Article 1381 of the Italian Civil Code, the Transferees purchase the Business.

2.2   The transfer of the Business will be perfected on the Closing Date in each Jurisdiction, with the Seller(s) and the relevant Transferee(')s(') execution of the Closing Agreements.

2.3   The Closing Agreements have the sole function of allowing perfection of the transfer in the manner allowed under the applicable laws. The terms and conditions of this Framework Agreement shall apply, even if not replicated in the Closing Agreements, to any transfer carried out in any Jurisdiction and shall prevail on covenants possibly inconsistent contemplated in the Closing Agreements, even if they are entered into earlier.

2.4   Thus, any covenant of the Closing Agreements which is inconsistent with any of the provisions of this Framework Agreement shall not constitute an amendment of this Framework Agreement, unless it is so expressly provided in a written addendum signed by Benetton and the Purchaser. Therefore, in absence of such addendum, Benetton and the Purchaser, in the context of their relationship, agree not to apply - and to the extent possible to procure that the Sellers and the Transferees not apply - such inconsistent covenants (even if the same are mandatory pursuant to the relevant law), and agree in their relationship to apply - and procure that the Sellers and the Transferees involved apply in their stead - the covenants of this Framework Agreement. In the event the non-application of the inconsistent covenants between the Sellers and the Transferees is not allowed in some Jurisdictions, Benetton and the Purchaser shall make the necessary adjustments to reach the condition that would have existed if such inconsistent covenants had not been applied and the covenants of this Framework Agreement had been applied instead.

3.   PAYMENT OF THE FIXED COMPONENT OF THE PRICE

3.1 The Fixed Component shall be paid by the Purchaser to Benetton, also on behalf of the other Sellers, as part of the Closing transactions, as follows:

      3.1.1   For an amount Euro 10.000.000,00 on the Closing Date by wire transfer confirmed, with net value date, on the bank account that will be indicated by Benetton at least five days before the Closing Date;

      3.1.2   for the Deferred Price on 31 January 2004, by payment in favour of Benetton of the balance amount of the Escrow Account.

3.2   In order to ensure the full and timely payment of the Deferred Price the Purchaser, on the Closing Date, shall credit in the Escrow Account an amount equal to the Deferred Price to be managed pursuant to the Irrevocable Instructions.

4.   CALCULATION AND PAYMENT OF THE VARIABLE COMPONENT

4.1 On the Closing Date Benetton and BSS will prepare a physical check of the Inventory and a list of Receivables and Liabilities, if any.

4.2 In the following 15 working days Parties will meet to the end to proceed on mutual agreement to the ascertainment of the Inventory, the Receivables and the Liabilities, if any, keeping valid the evaluations (inclusive of the funds and reserves, if any, relating to the same) made in the respective financial statements on 31 December 2002 of BSS for the elements already existing on that date and the valuations thereof, applying the Accounting Principles to the elements of the Inventory, Receivables and Liabilities, if any, which came into existence after 1 January 2003.

4.3 In the event Parties will not reach an agreement within the above deadline, the disputed issues only will be submitted to the Auditing Company on request of the more diligent party. The Auditing Company shall solve the dispute complying with what is contemplated in the Article 4.2 above, within the following thirty days and shall deliver copies of its findings to Benetton and the Purchaser. Except for material errors, the decision of the Auditing Company shall be final and not subject to appeal. The cost of services rendered by the Auditing Company shall be borne by the Party which will loses the dispute; for such purposes the losing Party shall be deemed to be the Party whose last offer prior to submission to the Auditing Company is further from the final decision on the matter of the relevant Auditing Company .

4.4 Benetton at any time during the procedure of calculation of the Variable Component and for fifteen days following the completion of the same shall have the right to re-acquire from the Purchaser such items part of the Inventory or included in the list of such Receivables, which came into existence after 1 January 2003 being depreciated by the Auditing Company pursuant to Art. 4.3 here above in respect of the book value of the Sellers on Closing Date, for a price equal to that calculated pursuant the above paragraphs of this Article 4, to be paid to the Purchaser at the same time of re-acquisition in cash or, as the case may be, by cancellation of the corresponding payment obligation of the Purchaser. In such case the Purchaser shall have the right to impede the re-acquisition by Benetton by accepting to pay the book value of the relevant item or Receivable, without any reduction in value.

4.5 The Parties agreed as a consideration for the Assets the lump sum of USD 2,200,000.00. The consideration for the Assets as above determined, shall be paid by the Purchaser to Benetton, on behalf of the Sellers in 36 months instalments of even amount, the first of which shall be paid on the Closing Date and the subsequent ones simultaneously with the payment of the rental due on the basis of the Lease Agreement; however, in the event BSS, pursuant to art. 8.5 here below, sells the Real Property to a third party before the consideration for the Assets has been fully paid, the Purchaser shall fully pay all instalments still outstanding within 10 working days as of the date of the sale of the Real Property.

4.6 The value of the Inventory, ascertained pursuant to the paragraphs above of this Article 4 shall be paid by the Purchaser to Benetton as follows:

4.6.1 As to 50% thereof on 31 December 2003;

4.6.2 As to the balance on 30 June 2004.
    The above payments shall be made in US Dollars.

4.7 The value of Receivables, ascertained pursuant to the paragraphs above of this Article 4, shall be paid by the Purchaser to Benetton in the following terms:

4.7.1 within the fifteenth day from the end of each calendar month since the Closing Date the Purchaser shall pay to Benetton an amount equal to the value given, pursuant to this Article 4, to the Receivables collected during the previous month;

4.7.2 the unpaid balance of the value of the Receivables shall be paid with no exception by the Purchaser to Benetton within and no later than 31 December 2003, regardless to the effective collection of the relevant Receivable;

4.7.3 the Purchaser shall carry out all payments due to Benetton pursuant to this art. 4.7 in the same currency in which the relevant Receivable is denominated.

4.8 Benetton shall have the right to check in any period of the year, but not more than two times per year, directly or through his appointed persons, the exact execution by the Purchaser of its obligations pursuant the Article 4.7 above. To this scope Benetton shall have the right to access to all the accounting documents of the Purchaser and to all the further documentation reasonably useful to the end to efficaciously complete the checks and the Purchaser undertakes to cause that the Business's personnel gives to Benetton and to its appointed persons all the necessary co-operation for an efficient execution of such verifications. It's understood that in the event that from such verification will result a difference of less than 1% the Purchaser shall pay to Benetton the amount mistakenly not paid and Benetton shall keep at its own charge the costs borne to carry out the verification, while in the event that from such verification it resulted a difference of more than 1%, the Purchaser shall be obliged, in addition to the immediate refund of the mistakenly paid amount, to reimburse to Benetton all the costs sustained in the performing of the verifications. In the event that the verification should show that the Purchaser has mistakenly paid to Benetton an amount higher than that actually due, Benetton shall refund to the Purchaser the excess amount paid and shall bear all costs incurred by the same in respect of such verification.

4.9 Benetton and the Purchaser shall agree, complying with civil and fiscal laws, the allocation of the Price to the single elements which comprise the Business (and without any relevance for the purpose of this Framework Agreement).

4.10 Benetton and the Purchaser, each to the extent of its responsibilities, shall divide the Price respectively collected and paid pursuant to this Framework Agreement, among the Sellers and the Transferees respectively, as appropriate.

4.11 After a period of 120 days from the Closing Date, the Parties shall procure to make all necessary payments in order to settle the following situations, to the extent to which they are not taken into account in the calculation of the Price and they refer to the Business:

4.11.1 Payments effected by the Sellers before the Closing Date, to the extent such payments were consideration for services received or goods purchased after the Closing Date.

4.11.2 Payments effected by the Transferees after the Closing Date, to the extent such payments were consideration for services received or goods purchased prior to the Closing Date.

4.11.3 Payments received by the Sellers before the Closing Date, to the extent such payments were consideration for services rendered or goods sold after the Closing Date.

4.11.4 Payments received by the Transferees after the Closing Date, to the extent such payments were consideration for services rendered or goods sold prior to the Closing Date.

It's understood that, in the event the expense incurred and/or the collection made should refer to an activity spanning a period of time (e.g. advertising expenses, sponsorship agreements, sales agents' fees, etc.) straddling the Closing Date, the relevant prepaid expenses and accrued incomes shall be paid on a pro-rata temporis basis (e.g. where an expense is made with reference to the entire fiscal year 2003 and the Closing Date is 30 April 2003, the expense shall be divided for 4/12 to Benetton and for 8/12 for the Purchaser). In the event the Parties are in disagreement regarding the above adjustments, the adjustments shall be determined by the Auditing Company, upon request of the more diligent Party.

4.12 Furthermore, within the context of the payments as per art. 4.11 above and within the same timing as therein specified, the Purchaser shall reimburse Benetton the payments carried out or to be carried out by the same or by the Sellers as commissions in favour of the agents pursuant to the agency agreements for Products delivered after the Closing Date for which the Purchaser records the sale and the subsequent receivable, but not included in the Receivable.

4.13 All payments that the Purchaser shall make to Benetton pursuant this Article 4 shall be done, except where otherwise agreed between Parties, by bank transfer confirmed, with net value date on the date of expiration of the obligation, on the current account indicated by Benetton pursuant the Article 3.1.1 above, or on such different current account that should be indicated by Benetton to such purpose at least five days before the date planned for the payment.

4.14 In case of delay in the execution of any payment due by one of the Parties pursuant this Article 4, without prejudice for any other remedy provided by this Framework Agreement or by the law, on the amounts due interest will accrue automatically and with no necessity of a warning notice at rate of the six months Euribor plus two hundred basis points.

4.15 It is expressly agreed that both Benetton and the Purchaser shall be entitled to offset, up to the balance, the payment obligations pursuant to this Framework Agreement or to the Closing Agreements or to the Lease Agreement, to be borne by any of the Seller and/or of the Transferee, with the further right to receive or make payments from or to any Seller and/or any Transferee pursuant to these agreements, subject to the fact that such payments obligations are certain, liquid and enforceable. It is agreed, notwithstanding the above, that the Purchaser shall not offset any amount against the Deferred Price.

4.16 In respect of the payments under articles 4.5, 4.6 and 4.7 here above, Benetton shall instruct the Purchaser to proceed with the payment directly in favour of the Sellers concerned to the extent this may be necessary to make such payment subject to the appropriate tax treatment. Equally the Purchaser shall procure that such payments are made in favour of the Transferees concerned.

5.   INTERIM PERIOD

5.1   On the signature of this Framework Agreement, Benetton shall communicate in writing to the management in charge of the carrying out the Business, the sale and purchase obligations undertaken pursuant to this Framework Agreement and shall instruct the management to carry out the Business during the Interim Period in the ordinary course and consistently with the practices adopted up to the date on which this Framework Agreement is signed.

5.2   In particular, without prejudice to the generality of the above, Benetton shall instruct the management in charge of the Business not to take any of the following actions outside the ordinary course of business and consistently with the past practises, without the prior written consent of Benetton and the Purchaser,.

    5.2.1   Material change of the terms of payment or material modification of the terms and conditions applied to clients and suppliers.

5.2.2 Introduction of any new Products onto the market.

5.2.3 Execution of new licenses, agency or distribution agreements.

5.2.4 Alteration of the ordinary cycles for purchasing of raw materials and semi-finished goods or selling of Products that may anticipate to prior the Closing Date or postpone to after the Closing Date, such purchases or sales materially not in accordance with the past practise.

5.2.5 Modification of investments or of promotional and advertising campaigns or pricing polices not justified by changes in circumstances or by the offer of new Products or services.

5.2.6 Purchase or sale of Assets or Intangible Assets or creation of pledges, mortgages or other rights in rem on the above, save the ordinary replacement of the Assets or the Intangible Assets in accordance with past practice

5.2.7 Modification of substantial terms of the Contracts (including the insurance policies), termination of the Contracts or waiver of any rights or claims pursuant thereto.

5.2.8 Modification of past practice in connection with the maintenance of the Assets or with the custody of the Inventory.

5.2.9 Taking of actions that may breach laws or contractual obligations.

5.2.10 Modification of the salaries paid to the Employees or the terms of the agreements in force with them.

It is furthermore hereby agreed that, in the event that any of the initiatives indicated in this Art. 5.2 should be undertaken by Benetton directly, Benetton shall not undertake them without the prior consent in writing of the Purchaser. Furthermore, the Italian directors on the Board of Directors of BSS shall exercise their voting rights so as to comply with the provisions of Artt. 5.1 and 5.2.

5.3   Notwithstanding the above, Benetton may undertake or authorise the management to undertake actions outside the ordinary course of business, which are instrumental to the performance of the obligations contained in this Framework Agreement (such as, without limiting the generality of the foregoing, any transfers within the group).

5.4   It is expressly agreed that in connection with the agreements reached between the Purchaser and the management concerning the continuation by the executives of their services to the Purchaser after the Closing Date, Benetton and Sellers will not be liable towards the Purchaser and the Transferees in connection with any liabilities or Losses arising out possible breaches by the management of the instructions of Benetton pursuant to Articles 5.1 and 5.2 here above, provided however that if such breaches cause any alterations of the values of Inventory, Receivables or Liabilities, if any, as compared to the values they would have had without such breaches, the Parties shall cause that, within the context of the procedures for determining such values pursuant to Article 4 above, the values are rectified as necessary in order to eliminate such alterations.

5.5 During the Interim Period, the Purchaser undertakes to constitute, in each Jurisdiction where it considers necessary, a subsidiary or a branch to be used as a Transferee for the elements of the Business located in such Jurisdiction, with timing and methods ensuring that such Transferee will have the capability, pursuant to the laws of such Jurisdiction, to receive the elements of the Business on the Closing Date.

5.7 Schedule 13 indicates, as far as Benetton knows, a complete list of all the Contracts and/or of any elements of the Business, for the transfer of which it will be necessary, pursuant to laws or contractual terms, to obtain the consent of the other party or of third parties. Benetton shall endeavour during the Interim Period to obtain any such consent or authorisations. However, it is hereby agreed that the Sellers and the Transferees will proceed with the Closing even if such consent or authorisation is not obtained by the Closing Date, and the elements of the Business which require such third party consent or authorisation to be transferred will be transferred subject to such consent or authorisation being granted, without the Sellers incurring any liability for the failure to transfer and without any reduction of the Price in the event the consent will be then denied. In such last event the Sellers shall give to the Purchaser and to the Transferees, even after the Closing Date, all reasonably possible co-operation in order to obtain such consent, or in so far as reasonably possible, procure that the Purchaser and the Transferees obtain the benefit deriving from such Contracts or elements of the Business.

6.   CONDITIONS TO THE CLOSING

6.1   The Parties' obligations to proceed with the Closing are conditional upon the issuance by the USA Federal Trade Commission of the authorisations pursuant to the anti-trust law (Hart Scott Rodino Anti-Trust Improvements Act of 1976). If the procedure for the issuance of such authorisations has not yet started on the date of the signature of this Framework Agreement, the Parties, each one as far as it concerns undertake to cause the immediate starting of the procedure and in any case not later than seven working days following the date of the signature of this Framework Agreement and furthermore undertake to do all that may be necessary so that such procedure may have a positive conclusion in the shortest time possible, keeping the other party duly informed on the progress of the procedure. All costs and the expenses concerning the preparation of the notice, filing and the completion of the procedure shall be borne by each party, as far as it concerns, save for the filing fee which shall be born by the Purchaser.

6.2   Furthermore, the transfer of the elements which comprise the Business in each Jurisdiction other than the USA, shall be conditional on the satisfaction of any further conditions precedent which may be provided under the laws of each Jurisdiction (expressly including any anti-trust no-objection notices or authorizations which may be necessary in any other Jurisdiction) in accordance with the further provisions of this Article 6 set out below.

6.3   The Parties mutually undertake to use their best efforts, and to procure that the other Sellers and the other Transferees use their best efforts, so that the conditions precedent to the Closing in each Jurisdiction are satisfied during the Interim Period, and to such purpose the Parties also undertake to co-operate, and to procure that the other Sellers and the other Transferees co-operate, so as to immediately implement, and procure that the other Sellers and the other Transferees immediately implement, all necessary activities for which they are responsible and which are prerequisites to obtain the necessary authorisations and to satisfy any requirement under the law.

6.4   If any of the conditions precedent required by the law (other than those provided by article 6.1) does not occur in a Jurisdiction, then Benetton and the Purchaser shall in good faith negotiate possible alternative solutions with the aim of achieving the perfection of the transfer of the elements of the Business located in such Jurisdiction pursuant the applicable laws. Any additional burden arising from any such alternative solution shall be borne by the Party to which the failure of the occurrence of the condition precedent can, objectively or subjectively (that is, due to the nature of one of the Parties or its inherent characteristics), be attributed, unless the failure of the occurrence of the condition precedent cannot be imputed to any Party, in which case such burden will be shared by the Parties.

6.5   It is expressly agreed that the Closing will take place pursuant to Article 7 only after satisfaction of the condition precedent referred to in article 6.1. In the event on the Closing Date the condition(s) precedent required by the law of any Jurisdiction other than U.S.A. have not yet occurred, the Closing in such Jurisdiction or Jurisdictions concerned will be delayed until the date the condition(s) precedent required by law occur(s), without prejudice to Benetton's right to receive and collect on the Closing Date the entire outstanding amount of the Price, including the part allocated to the Business subject to such delayed transfer, in compliance with the provisions of Articles 3 and 4 above. After the Closing Date and up to the date on which the Closing actually becomes possible, in the Jurisdiction or Jurisdictions involved such part of the Business will be managed, in compliance with Article 5 above, and the results from such management shall go to the benefit of, and shall be borne by the Purchaser and the involved Transferees.

7.   CLOSING

7.1   On the Closing Date, or during the days immediately following, the Sellers and the Transferees shall transfer, subject to the provisions of Article 6 above, the Business by executing and performing the Closing Agreements, carrying out and complying with all formalities, and carrying out any other activity necessary in each Jurisdiction to give full effectiveness to the transfer of the Business and each of its components, to give the Purchaser and the other Transferees full title, free of any pledge, mortgage or any other charge (except where otherwise expressly provided), and availability of the same, and to give the Purchaser and the other Transferees physical and actual possession of all the assets comprising the Business in each Jurisdiction.

7.2 In particular, and without prejudice to the generality of the above, on the Closing Date will be performed, at the same time, the following activities:

7.2.1 Parties shall enter into the Closing Agreements and will execute the other formalities pursuant the Article 7.1 above;

7.2.2 the Purchaser shall make the payment contemplated in the Article 3.1.1;

7.2.3 the Purchaser shall credit on the Escrow Account an amount equal to the Deferred Price;

7.2.4 the Purchaser, Benetton (or any of the Seller designed by Benetton) and Escrow Bank shall sign the Irrevocable Instructions;

7.2.5 BSS and the Purchaser shall enter into the Lease Agreement;

7.2.6 Parties shall exchange certificates, signed by their respective authorised representatives, which confirm that, at the Closing Date, the relevant representations and warranties contemplated in the Articles 10.1 and 10.2 here below are true, within the limits and subject to the exceptions specified in the present Framework Agreement;

7.2.7 Parties shall exchange documents certifying the signatures of the authorised representatives of both the Sellers and the Transferees relevant for the purposes of the Closing;

7.2.8 The Parties shall exchange legal opinions from the respective legal counsels as to the capacity of the Sellers and of the Transferees to execute the Closing Agreements and as to the validity and enforceability of the same, in a form and with a substance reciprocally and reasonably acceptable.

Except where otherwise expressly provided by this Framework Agreement, each Party shall have the right not to execute the Closing in the event the other Party does not perform even only one of the activities contemplated in this Article 7.2.

7.3 All costs , burdens, and fiscal charges related to the Closing shall be borne by the Purchaser and/or the involved Transferees. Each of the Parties shall bear any fee and/or commission due to any consultants or advisors retained by it in relation to the transactions contemplated by this Framework Agreement, holding the other Party fully harmless and indemnified in relation to the same; in particular, without prejudice to the generality of the forgoing, Benetton shall bear the cost of the fees due to Merrill Lynch in relation to the services rendered thereby with reference to the subject matter of this Agreement, and shall indemnify the Purchaser in respect of any liability connected therewith.

7.4 The Parties hereby agree that the Closing transactions shall begin on the Closing Date in all Jurisdictions in which it is possible to do so, even if in one or more Jurisdictions it is not possible to carry out the Closing, because of a reason set out in Article 6. or any other reason. The provisions of Article 6 above shall apply to the latter Jurisdictions.

8. AGREEMENTS RELATED TO THE REAL PROPERTY

8.1 Pursuant to the Lease Agreement the Purchaser or one of the Transferees or its designee (in such event with joint and several liability of the Purchaser in relation to the obligations assumed by the same) will rent on the Closing Date the portion of the Real Property highlighted in the map attached to this Framework Agreement and comprising an office building of 3.605 sqm (usually known as Building no. 1) and approximately half of the warehouse (around 6.450 sqm). The duration of the agreement will be of three years from the Closing Date and the annual rent will be equal to US$ 615,000.00 plus the pro-rata portion of the expenses of maintenance, security and utilities. It is agreed that, in the event of any conflict between the terms of this Article 8.1 and the terms and conditions of the Lease Agreement, the latter shall prevail.

8.2 BSS shall have the right to rent the remaining portion of the Real Property to one or more third parties subject to obtaining the prior consent of the Purchaser, which shall not be unreasonably denied, it being understood that such consent shall not be necessary in the event the terms and conditions of the Lease Agreement provide for the exercise of a withdrawal right of the landlord, at such time as the Real Property may be purchased by the Purchaser pursuant to the following terms of this Article 8, with at most six months notice and without payment of any penalty by the Purchaser. Notwithstanding the above, BSS shall in no case rent the remaining portion of the Real Property to a direct competitor of the Business. It is agreed that neither the Purchaser nor the possible third parties shall utilize the portion of the Real Property rented by them in such manner as to impede or hinder the other parties in the exercise of their rights on the portions of the Real Property rented by them.

8.3 For all the duration of the Lease Agreement, BSS will continue to pay the property tax on the Real Property and to capitalize the costs of extraordinary maintenance, if any, improvements or additions in compliance with the past practices.

8.4 Pursuant to the Put Option, within six months from the date of expiration the Lease Agreement, BSS shall have the right to sell to the Purchaser, which in the event of such exercise shall purchase, the Real Property, at a price equal to the net book value of the Real Property (as shown by the accounting documents of BSS) on the Closing Date less the amount of the rent instalments actually collected by Benetton pursuant to the Lease Agreement and adding the capitalisations described in the Article 8.3 above. Subject always, to the exercise of the withdrawal right, the Purchaser shall be obliged to respect the lease agreement, if any, entered into between Benetton and third parties pursuant the article 8.2 above.

8.5   It remains expressly understood that BSS shall have the right to sell the Real Property to third parties for all the duration of the Lease Agreement. In this event, the third party purchaser of the Real Property shall have the right to withdraw from the Lease Agreement with a six months notice.

8.6   In the event the third party purchaser of the Real Property, contemplated in the Article 8.5 above, should be introduced to Benetton by the Purchaser, Benetton will pay to the Purchaser an amount equal to 50% of any gain realized by Benetton in the sale, over and above the net book value of the Real Property on 31 December 2003 plus any cost that should be capitalized, pursuant the Article 8.3 above, before the sale to third party.

8.7   Furthermore, in the event BSS sells all or part of the assets and fittings contained at the Closing Date in the portion of the Real Property which is not subject to the Lease Agreement and not included among the Assets, Benetton shall procure that BSS pay to the Purchaser an amount equal to 50% of the revenues deriving from such sale, regardless whether the purchaser of the same has been introduced by the Purchaser or not.

9.   EMPLOYEES

9.1   The Purchaser undertakes to hire the 86 Employees on the Closing Date and after termination of the employment relationship between such employees and the Sellers. Furthermore other 5 Employees (to be chosen by the Purchaser among the other employees of BSS) shall be hired by the Purchaser on the date when Benetton shall communicate to the Purchaser to have completed the sale of the "Rollerblade" business. It is understood that, in the event the purchaser of such business does not require the performance of the interim services as per the agreement mentioned in art. 12.3 below, the Purchaser shall not be obliged to proceed with the hiring of such additional 5 Employees. The Purchaser undertakes to grant to the Employees economic conditions and job positions taken as a whole equivalent to those granted to each of them on the Date of Closing by BSS and by the others Sellers on the basis of employments having a nature substantially similar to that of the presently existing employments, unless different arrangements between the Purchaser and the Employees have been reached. Nevertheless the Parties hereby mutually acknowledge that the undertaking contained in this article 9.1 is assumed by the Purchaser as towards Benetton and Sellers and does not constitute an agreement in favour of third parties, and that Purchaser makes no undertaking in relation to the actual duration and the stability of the employment relationships which will be created in performance of the above provisions.

9.2   Benetton and the Purchaser mutually acknowledge to be aware of the fact that part of the Employees, up to now, have rendered services for both the Business and other going concerns of the Benetton Group.

9.3   It's understood that, following the hiring, the Purchaser shall bear the payment obligation of any possible severance payment , which should be paid to the Employees following the Closing Date on the basis of the employment with the Purchaser. On the other hand, any obligations towards the Employees other than severance payments , such as sick pay holidays, etc. shall be divided between sellers and the Transferees, irrespective of the date on which they are due, proportionally on a time competence basis.

10.   REPRESENTATIONS AND WARRANTIES

10.1   In relation to the circumstances existing on the date of this Framework Agreement and to the circumstances which will exist on the Closing Date (save as otherwise provided under Art. 5.4. above), Benetton represents and warrants to the Purchaser the following. Benetton's representations and warranties are limited by the exceptions and qualifications set out in Schedule 14, and by the information made available to the Purchaser as part of the Due Diligence Documents (provided that the information contained in such Documents shall be reasonably capable of allowing, by the exercise of due diligence, an evaluation of the existence of the potential risk of Loss).

10.1.1   Benetton, BSS and the other Sellers are corporations duly incorporated, validly existing and in good standing under the laws of each of the relevant jurisdictions of incorporation; neither Benetton, nor BSS nor the other Sellers are insolvent or subject to any pre-bankruptcy proceeding whatsoever;

10.1.2   The Sellers have full title to the Assets and have full authority to transfer the same on the terms and conditions set forth in this Framework Agreement. Benetton has taken all necessary resolutions to the end of authorizing the subscription of this Framework Agreement and the Sellers shall take all necessary resolutions to the end of authorising the subscription and the execution of the Closing Agreements. This Framework Agreement has been duly signed and the obligations contemplated in it are in valid and binding for Benetton.

10.1.3   Neither the signature of this Framework Agreement, nor the performance by Benetton, BSS or the other Sellers, of the obligations assumed hereunder or under the Closing Agreements, will constitute a breach of the relevant by-laws provisions, contractual obligations or laws to which Benetton, BSS or the other Sellers are subject.

10.1.4   With the exception of the authorisations and formalities which, pursuant to Art. 6 above, constitute conditions precedent to the Closing (as a whole, or in any one or more Jurisdictions), Benetton, BSS and the other Sellers are not obliged to obtain any other authorisations or consents whatsoever for the performance of its obligations pursuant to this Framework Agreement.

10.1.5   The Assets, the Inventory, the Receivables, the Trademarks, and the Patents are free from any mortgage, pledge, right of option, and other third-party right. The Sellers enjoy the full possession of the Assets.

10.1.6 The draft profit and loss account "Prince" as at 31 December 2002 delivered to the Purchaser prior to the date of signature of this Framework Agreement and attached hereto under Schedule 15, has been drafted in good faith having extracted the relevant items, on the basis of assumptions considered reasonable by Benetton, from the financial statement of Benetton prepared in compliance with accounting principles commonly applied in Italy.

10.1.7 During the period from January 1, 2003 and until the date of signature of this Agreement, the Business has been carried out in the ordinary course consistent with past practice and, as far as Benetton knows, no events which have determined a substantial adverse effect on the Business taken as a whole , have occurred.

10.1.8 As so far as Benetton knows, the Receivables have arisen out of the ordinary management of the Business, conducted in accordance with past practices.

10.1.9 As far as Benetton knows, the Contracts are valid and binding on the parties thereto, pursuant to their terms and conditions, and upon the assignment thereof to the Purchaser or to the other Transferees pursuant to this Framework Agreement, the Purchaser or the other interested Transferees will assume the rights and obligations of the Sellers pursuant to the terms thereof; as far as Benetton knows, the Sellers have not committed any substantial breach of the Contracts.

10.1.10 Schedule 16 contains a list of the names and the relevant addresses of the twenty (20) principal customers (on the basis of the sales during the year 2002) and suppliers (on the basis of purchases during the year 2002) of the Business. As far as Benetton knows, the Sellers have receive no written notice from customers or suppliers as listed in the above mentioned schedule, by which any creditors or suppliers have communicated their will to interrupt or to dramatically reduce the extent of their commercial relationships with the Business or to refuse to have any further commercial relationship with the Purchaser.

10.1.11 As far as Benetton knows, the accounting books, corporate books and records and any other document to be transferred pursuant to the Framework Agreement have been duly updated and prepared consistently with the procedures already adopted in the past by Benetton and the other Sellers.

10.1.12 As far Benetton knows the Sellers have substantially complied with all applicable provisions of law and agreements covering the employment in their relationships with the Employees and have regularly paid all mandatory social security contributions due.

10.1.13 As far as Benetton knows, while managing the Business, the Sellers have substantially complied with all applicable provisions of law on the environment, and on safety in the workplace, and the Sellers have not received any notification of any orders issued by any competent authority or of proceedings brought claiming violations of applicable laws or regulations.

10.1.14 The Sellers have correctly complied with the fiscal and tax obligations to which the Business is subject, submitting the required statements and returns and making all payments required pursuant to the same. The Business has no fiscal or tax obligation other than those the Parties may agree to include in the Liabilities.

10.1.15 The Trademarks and the Patents have been registered by or issued to the Sellers or their relevant assignors, the registration taxes, annuities and maintenance fees due prior to the Closing Date have been paid and the relevant formalities related the registration procedures have been duly executed; as far as Benetton knows there are no opposition, cancellation, invalidity, interference, re-examination proceedings or other proceedings pending having a similar purpose, neither written objections or challenges have been made by any third party regarding the validity or effectiveness of such Trademarks or Patents, nor Benetton is aware of infringements by third parties of rights pertaining to the Trademarks and Patents. As far as Benetton knows none of the Trademarks or Patents having substantial importance violate rights of third parties in countries having substantial importance (for the purposes hereof "substantial importance" shall mean a Trademark or Patent the loss of which in the country in question would gravely prejudice the activities of the Business considered as a whole).The Business does not use any registered trademarks or patents other than the Trademarks and the Patents. Without prejudice to what has been guaranteed above, however, the Purchaser expressly acknowledges and accepts that is not given any warranty regarding the validity and effectiveness of the Trademarks and of the Patents or regarding the absence of violation of third parties' rights consequent to the use of such Trademarks and Patents.

10.1.16 As far as Benetton knows, the Business is not a party to, or object of, any judicial, fiscal, arbitral, or administrative disputes, whether pending or threatened in writing, nor is it subject to any ruling, order or decree which may have a substantial adverse effect on the Business, intended as a whole.

10.2 In relation to the circumstances existing on the date of this Framework Agreement and to the circumstances which will exist on the Closing Date, the Purchaser represents and warrants to Benetton the following.

10.2.1 The Purchaser and the other Transferees are corporations duly incorporated, validly existing and in good standing under the laws of each of the relevant jurisdictions of incorporation; neither the Purchaser nor the other Transferees are insolvent or subject to any pre-bankruptcy proceeding whatsoever.

10.2.2 Neither the signature of this Framework Agreement, nor the execution by the Purchaser and the other Transferees of the obligations assumed herein or in the Closing Agreements will constitute a breach of applicable by-laws provisions, contractual obligations or laws to which the Purchaser or the other Transferees are subject.

10.2.3 With the exception of the authorisations and formalities which, pursuant to Art. 6 above, constitute conditions precedent to the Closing (as a whole or in any or more Jurisdictions), neither the Purchaser nor the other Transferees shall be obliged to obtain any other authorisation or consent whatsoever for the performance of their obligations pursuant to this Framework Agreement or to the Closing Agreements.

10.2.4 The Purchaser has taken all necessary resolutions to the end of authorize the signature of this Framework Agreement and the Transferees have taken all necessary resolutions to the end of authorising the signature and the execution of the Closing Agreements This Framework Agreement has been duly signed and the obligations contemplated in it are valid and binding on the Purchaser.

10.2.5 The Purchaser does not hold participations in companies or undertakings which carry out activities in the field of the production, distribution and sale of equipment for tennis, squash or badminton or of clothing for the same sports, and no conditions or circumstances in relation to the Purchaser and the other Transferees exist which may reasonably give rise to the rejection of the antitrust authorisation, as mentioned under Art. 6.1. above.

10.3 The Purchaser acknowledges and agrees that the warranties and representations under Article 10.1 above are the only warranties made by Benetton and the Sellers. No other warranty of any other kind is made by the Sellers in relation to the Business, except for any additional warranty mandatory under the law, to which the limitations and conditions set out in Article 11 below will apply. Moreover, the above representations and warranties and the additional warranties mandatory under the law replace any other right or remedy the Purchaser has under the law, and thus the Purchaser recognises that it is not entitled to bring forth any claim other than a request for indemnification pursuant to the terms and conditions set out in Article 11 below.

11. INDEMNIFICATION OBLIGATION

11.1 Benetton undertakes to hold harmless and indemnify the Transferees against and for any Loss the Transferees may incur as a direct consequence of the breach of the warranties and representations set out in Article 10.1 or of the breach of any of the additional warranties mandatory under the law, at the terms and conditions set out in this Article 11.

11.2 Benetton will not have an obligation to indemnify and hold harmless in relation to:

11.2.1 Breaches of representations and warranties notified by the Purchaser after the end of the second anniversary of the Closing Date, except for representations and warranties relating to fiscal or social security contribution matters and to the ownership of the Assets, any breach of which may be notified within thirty days following the expiration of the relevant statute or term of limitation;

11.2.2 Losses arising from circumstances which were known to the Purchaser and the other Transferees on the Closing Date, including those arising from the facts or circumstances set out in Schedule 14 or in the Due Diligence Documents (subject always to the provisions of article 10.1).

11.3 The indemnification due by Benetton to the Transferees pursuant to Article 11 shall be equal to the Loss incurred by the Transferees, net of:

11.3.1 any indemnification or reimbursement paid by insurance companies or any third party in relation to the Loss;

11.3.2 any unexpected increase of value recorded by the Business related to the Inventory or to the Receivables in respect of the value attributed to the same under art. 4 here above.

In the event that the Loss should concern the inexistence or dispossession of the elements of the Inventory, Assets or Receivables, the amount of the Loss, before the deductions referred to in this article 11.3, shall in any event not exceed the value attributed to such elements within the context of this purchase and sale pursuant to article 4 above.

11.4 Benetton shall not have the obligation to indemnify if:

11.4.1 The indemnification due in relation to each Loss is less than Euro 15,000.00 per Loss.

11.4.2 The total indemnification due (not taking into account the amounts which are less than the threshold amount set out above at Article 11.4.1) is less than Euro 750,000.00, amount which shall be considered a fixed deductible, insofar as if the total indemnification due exceeds such deductible, Benetton shall indemnify only the amount in excess of such deductible.

11.4.3 The total indemnification due exceeds an amount equal to 20% of the Fixed Component, which shall be considered the maximum ceiling, in excess of which Benetton and the other Sellers shall not have an obligation to indemnify.

11.5 In addition to the indemnifications due to Benetton pursuant the Article 11.1, in the event after the Closing Date the Purchaser should receive claims and/or warranty returns regarding Products delivered before the Closing Date, Benetton, to the extent and conditionally to the conditions contemplated in the Articles 11.3 and 11.4 and in the paragraphs below, will bear the cost of the reparation and/or substitution of the relevant products, with the exclusion of every and any further obligation with regard such claims or returns.

11.6 The Purchaser shall notify to Benetton - within 20 days from the date on which the Purchaser acquires such knowledge (and for this purpose knowledge by any Transferee shall be deemed to be knowledge by the Purchaser) any circumstance which constitutes a breach of the representation and warranties set out in Article 10.1 above, or of any additional warranty mandatory under the law, and that might lead to any Loss to be indemnified. The notice shall include a clear description of the breach being notified and the potential consequences of such breach, and shall be submitted along with any document suitable to allow Benetton to fully understand such report.

11.7 Upon receiving the Purchaser' s notice and at any other subsequent time, Benetton will have the right to take over management of the notified matter, taking any necessary action, including judicial action, to dispute or limit the breach and/or the Loss, without prejudice to the fact that in such case the Purchaser, having as a consequence the expiration of Benetton's obligation to indemnify in relation to such breach, shall fully co-operate with Benetton to such effect, signing all necessary deeds and powers of attorney that Benetton may request, and allowing Benetton full access to all documents and information which may be necessary to Benetton for such purpose.

11.8 If Benetton decides not to exercise the faculty contemplated in the Article 11.7 above,, the Purchaser shall have the obligation to do all necessary, with the due diligence, to dispute such violation and/or mitigate the Loss, without prejudice to the fact that the Purchaser or the Transferees shall not have the right to waive any claim or objection, settle any judicial controversy, agree to any third party request, or admit its responsibilities without Benetton's prior written consent. .

11.9 Any indemnification due by Benetton shall be paid when the Loss is actually borne by the Purchaser or the Transferees on the basis of a valid executive order, even if provisional, provided however that, if, following a payment made on the grounds of a provisional order, the Purchaser or the other Transferees become entitled, due to any appeal or amendment rulings, to the reimbursement in whole or in part of the amounts due, such right should be assigned to Benetton or, where such assignments were not possible, the right shall be exercised by the Purchaser or by the Transferee concerned on behalf of Benetton and at Benetton's own costs.

11.10 Benetton undertakes to hold Purchaser and the other Transferees harmless and indemnified in respect of any loss, cost, direct damage or liability howsoever deriving from liabilities other than the Liabilities, provided however that this obligation will not be subject to the limitations and conditions set forth under this Article 11.

11.11 The Purchaser undertakes to hold harmless and indemnify Benetton against and for any Loss borne by Benetton or the Sellers as a consequence of the breach of the Purchaser's representation and warranties set out in Article 10.2 above, and against and for all third party claims in relation to the Liabilities to the extent they are taken into account for the calculation of the Variable Component or any other liabilities pertaining to the Business which arose after the Closing.

12 OTHER UNDERTAKINGS OH THE PARTIES

12.1 The Parties hereby reciprocally acknowledge that a certain number of Trademarks and Patents were not duly endorsed in favour of the Sellers following the relevant purchase or acquisition by, or transfer or assignment to the same. Benetton hereby undertakes to procure that the Sellers give to the Purchaser all assistance reasonably necessary to the end of finalising said endorsements in favour of the Transferees even, where necessary, by appointing an attorney-in-fact duly empowered to carry out all the actions necessary for such purpose. The Purchaser hereby expressly accepts to bear, having nothing to claim via-à-vis Benetton or the other Sellers, all costs and taxes connected with the endorsements of said Trademarks and Patents (expressly including the costs and taxes for the endorsements prior to the endorsements in favour of the Purchaser which may be necessary to complete the latter).

12.2 Benetton undertakes to procure that the Sellers perform the obligations connected with the Business up to the Closing Date which were not properly included by the Parties among the Liabilities in order to avoid that a breach thereof, if any, may prejudice the activities of the Business.

12.3 With no prejudice to the obligation of the Purchaser to duly and timely perform all the obligations of the Contracts subject to transfer together with the Business and to keep Benetton indemnified and guaranteed with regard to any third party's claim connected to any breach of such Contracts made by the Purchaser or the Transferee after the Closing Date, as provided by the Article 11.11 above, the Purchaser expressly acknowledges to bear the obligations pursuant to the transition service agreement which will be executed prior to the Closing Date by Benetton and the acquirers of the "Rollerblade" business on the basis of the term sheet attached hereto under Schedule 17 and which shall be transferred as part of the Contracts together with the Business – and undertakes to perform such services with the maximum care and diligence It is however agreed that in the event the Lease Agreement is terminated in advance as a result of the exercise of the right of termination by a third party, if any, being the purchaser of the Real property under art. 8.5, the Purchaser shall be released from its obligations relative to the Rollerblade interim services effective from the effective date of termination of this agreement. In such event Benetton shall hold the Purchaser harmless and indemnified against any liabilities vis-à-vis the purchaser of the Rollerblade business deriving from the discontinuance of such services; such release and the subsequent indemnification by Benetton, however, shall not be effective in respect of obligations that might been undertaken by the Purchaser as a result of the amendments to the relevant agreement as agreed with the purchaser of the Rollerblade business after the Closing Date.

12.4 Benetton hereby undertakes, directly or indirectly, not to solicit, enter into negotiations or provide any information with respect to the Business, with the purpose to transfer or assign all or any portion of the Business during the period as from the date hereof and the Closing Date.

13   NOTICES

13.1 Any notice or communication to be effected in relation to this Framework Agreement shall be made in writing, and sent by registered mail with return receipt requested or by international courier; it may be transmitted by telegram or facsimile in advance, but it will be effective at the time of receipt of the registered mail with return receipt requested or of the international courier.

13.2 Any notice or communication shall be sent to the following addresses:

if to the Purchaser:
Prince Sports, Inc.
c/o Lincolnshire Management, Inc.
780 Third Avenue, 40th Floor
New York, NY 10017 USA
Facsimile No. 212-755-5457
Attention of Mr. Michael Lyons

with copy to:
Golenbock, Eiseman, Assor, Bell & Peskoe
437 Madison Avenue, 40th Floor
New York, NY 10022-7302   USA
Facsimile No.: (212) 754-0330
Attention of: Lawrence R. Haut, Esq.

if to Benetton:
Benetton Group S.p.A.
Via Villa Minelli,
Ponzano Veneto (TV), Italia
Attention of legal affairs office
Facsimile No.: +39.0422.519586
with copy to: Grimaldi e Associati
Facsimile No.: +39.02.30355200
Attention of: Avv. Roberto Capelli

13.3 It is expressly agreed that any communication addressed to the address above shall be deemed received by the addressee at the time it is actually received at such address. Any amendment to the above addresses shall be not enforceable unless the interested Party so notifies in writing.

14   CONFIDENTIALITY

14.1 Benetton and the Purchaser acknowledge that the contents of this Framework Agreement are highly confidential, and mutually undertake not to disclose such contents to any third party without the prior written consent of the other Party. However the Purchaser may, to the extent of what is reasonably necessary and subject to the assumption of opportune confidentiality undertakings by the addressee, disclose the contents of this Framework Agreement to its legal or fiscal advisors and to financing entities.

14.2 Except for any notice, mandatory under the law, or any regulation issued by any government, supervisory, or stock exchange authority which governs the Transferees or the Sellers, no other advertisement, press release or any other announcement shall be made regarding the execution of Framework Agreement, the provisions contained herein, or the transactions provided for hereunder, without the prior written consent of both Parties.

15   COMPETITION

15.1 Benetton and the Sellers undertake for a period of 24 months after the Closing Date -, whether directly or indirectly (including without limitation, activities carried out through companies, associations, joint ventures, or similar vehicle associations)–not to:

(a)   carry out any activity which may be considered in competition with the activity carried out by the Purchaser in the sole sector of the manufacturing and marketing of tennis, squash, and badminton racquets, shoes, apparel and accessories together with related accessories, and expressly excluding from such obligation the right to manufacture and market under the "Killer Loop" and/or "Playlife" trademarks of the goods hereabove;

(b)   become advisor, client, agent, owner, sponsor, co-operator, partner, member or in any other manner whatsoever, provide services to or on behalf of any person that the Purchaser may reasonably deem to be or to be able to become a competitor in respect of the activities listed above; or

(c)   contact Employees with the purpose offering to the same an employment, within Benetton or third parties, in the field of business of the Business.

15.2 Given that the Purchaser and the other Sellers would suffer damages in the event of a possible breach of the dispositions set forth under Article 15, notwithstanding the provisions set forth under Art. 17 here below, the Purchaser shall be entitled to apply for the issue by the competent court of an injunction aimed to prevent the effects of any violation or attempt to violate the provisions of Article 15 or to obtain a ruling which guarantees the enforcement thereof. It is however provided that the judgement on the merits in respect of these forms of relief will be however be subject to the arbitration provisions set forth under Art. 17.

16 MISCELLANEOUS PROVISIONS

16.1 Any amendment to this Framework Agreement shall be made in writing, signed by all the Parties thereto.

16.2 This Framework Agreement is binding and shall inure to the benefit of the Parties and their respective successors in interest and assignees for any reason, which shall consequently be bound by all provisions contained in this Framework Agreement.

16.3 If one or more clauses of this Framework Agreement are deemed invalid, it shall not affect the validity of the other clauses, or that of this Framework Agreement as a whole.

16.4 This Framework Agreement and the Schedules hereto constitute the totality of the agreements and covenants between the Parties and supersede any other prior written or oral agreement, covenant, or accord.

16.5 Tolerance, including repeated, by any Party of any default or delayed performance by the other Party shall never be interpreted as a tacit abrogation of the corresponding covenant, or as a waiver by the non-defaulting Party of the right to enforce its rights.

16.6 The headings in this Framework Agreement are solely for ease of reference and shall not affect its interpretation.

16.7 This Framework Agreement may not be assigned in whole or in part by any of the Parties without the prior written consent given by the other Party. However the Purchaser and the Transferees may, by means of written notice to Benetton, assign to their institutional sponsors which have financed in whole or in part the Bank Guarantee and/or the payment by the Purchaser of the Price, all of their rights deriving from the Framework Agreement at any time following the Closing Date, provided however that i) the Purchaser and the Transferees will remain jointly and severally liable for the fulfilment of any obligations deriving from this Framework Agreement; and ii) the assignee will be subject to the terms and conditions of this Framework Agreement.

17 GOVERNING LAW AND JURISDICTION

17.1 This Framework Agreement and all its related and ancillary contracts and agreements are governed by Italian law, except for the implementing contracts, which are governed by the applicable law in the respective Jurisdictions, except as expressly provided in Articles 2.3 and 2.4 above.

17.2 Save as set forth under Article 15.2 above, any dispute included those regarding the validity, interpretation, performance and termination of this Framework Agreement shall be referred to an arbitral tribunal consisting of 3 arbitrators, one being the President, according to the International Arbitration Rules of the Chamber of National Arbitration of Milan, which the Parties declare that they know and accept in their entity.

17.3 The arbitrators shall decide according to law.

17.4 The language of the Arbitration will be the Italian language. The Arbitrators will however know the English language so that they may hear witnesses and examine documentation also in the English language.

17.5 Parties undertake to procure that all the contracts which will be entered into by the Sellers and the Transferees in performance of this Framework Agreement shall include an arbitration clause similar to this Article 17. For the purposes of arbitration, the Sellers shall be deemed to all constitute one party, and the Transferees shall be deemed to all constitute the other party.

EXHIBIT 4.3

INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

Intellectual Property Assignment Agreement (the "Assignment"), dated as of April 30, 2003, between Benetton Sportsystem U.S.A., Inc., a corporation organized under the laws of New Jersey ("Assignor"), and Prince Sports, Inc., a corporation organized under the laws of Delaware ("Assignee"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in Schedule VI hereto.

WHEREAS, Benetton Group S.p.A, a joint stock company organized under the laws of Italy ("Benetton") and Prince Sports, Inc., a corporation organized under the laws of Delaware ("Prince"), are parties to a certain Framework Agreement, dated as of March 27, 2003 (the "Framework Agreement"), pursuant to which, among other things, Benetton agreed to cause Assignor to sell, and Prince to purchase, certain assets of Assignor related to the Business;

WHEREAS, it is a condition to the Closing of the Framework Agreement that Assignor enters into this Assignment to transfer to Assignee certain intellectual property related to the Business (the "Assigned IP");

WHEREAS, Assignee desires to purchase or acquire all Assignor's right, title and interest in and to the Assigned IP; and

WHEREAS, Assignee is the Assignor's successor with respect to the Business, to which Business the trademarks of the Assigned IP pertain, and the Business is ongoing and existing;

NOW, THEREFORE, in consideration of, among other things, the payment by Assignee of the Purchase Price (consisting of Euro 36,500,000) and in further consideration of the mutual covenants and agreements contained in the Framework Agreement, the receipt and sufficiency of which are hereby acknowledged, Assignor and Assignee agree as follows:

1. Assignment of Trademarks. Effective as of April 30, 2003, Assignor sells, transfers, conveys, assigns and delivers to Assignee and Assignee accepts all right, title and interest of Assignor in and to (i) the trademarks set forth in Schedule I and Schedule II hereto, (ii) the registrations and applications for registrations thereof and (iii) the goodwill of the business connected with the use thereof and symbolized thereby (the "Assigned Trademarks").

2. Assignment of Patents. Effective as of April 30, 2003, Assignor sells, transfers, conveys, assigns and delivers to Assignee and Assignee accepts all right, title and interest of Assignor in and to the patents set forth in Schedule III and Schedule IV hereto (the "Assigned Patents").

3. Assignment of Domain Names. Effective as of April 30, 2003, Assignor sells, transfers, conveys, assigns and delivers to Assignee and Assignee accepts all right, title and interest of Assignor in and to the domain names and registrations therefor set forth in Schedule V hereto (the "Assigned Domain Names").

4. Transfer of Intangible Assets. Effective as of April 30, 2003, Assignor sells, transfers, conveys, assigns and delivers to Assignee and Assignee accepts all right, title and interest of Assignor in and to the goodwill and all other intangible assets currently used exclusively in connection with the Business, including, without limitation, if and to the extent in existence, any and all trade secrets, inventions, designs, copyrights, non-registered trademarks and other intellectual property, know-how, manufacturing methods and processes (the "Assigned Intangible Assets").

5. Relationship with the Framework Agreement. This Assignment is intended to evidence the consummation of the transactions contemplated by the Framework Agreement. This Assignment is made without representation or warranty except as provided in and by the Framework Agreement. This Assignment is in all respects subject to the provisions of the Framework Agreement and is not intended in any way to supersede, limit or qualify any provision of the Framework Agreement, except that the Schedules attached to this Assignment shall take precedence over the schedules to the Framework Agreement for purposes of this Assignment.

6. Further Assurances. The parties hereby reciprocally acknowledge that a certain number of Assigned Trademarks, Assigned Patents, Assigned Domain Names and Assigned Intangible Assets were not duly endorsed in favor of Assignor following the relevant purchase or acquisition by, or transfer or assignment to, the same. Assignor hereby undertakes to give to Assignee all assistance reasonably necessary to the end of finalizing endorsements contemplated by this Assignment in favor of Assignee even, where necessary, by appointing an attorney-in-fact

duly empowered to carry out all the actions necessary for such purpose.

7. Successors. This Assignment shall inure to the benefit of and is binding upon the respective successors and assigns of Assignor and Assignee.

8. Governing Law. This Assignment shall be governed by, and construed in accordance with (i) the laws of the United States, in respect to trademark and patent issues, and (ii) in all other respects, including as to validity (except for patent and trademark issues), interpretation and effect, by the laws of the State of New York without giving effect to the conflict of laws rules thereof.

9. Dispute Resolution. Any dispute as to the rights assigned pursuant to this Assignment shall be resolved in accordance with the arbitration procedures set forth in the Framework Agreement.

IN WITNESS WHEREOF, Assignor and Assignee caused this Assignment to be duly executed as of the date first written above.

BENETTON SPORTSYSTEM U.S.A., INC.
By: Carlo Tunioli
    Name: Carlo Tunioli
    Title: Global Managing Director

PRINCE SPORTS, INC.
By: Michael Lyons
    Name: Michael Lyons
    Title: President

EXHIBIT 4.4

GENERAL CONVEYANCE, BILL OF SALE AND ASSIGNMENT AGREEMENT

GENERAL CONVEYANCE, BILL OF SALE AND ASSIGNMENT AGREEMENT (the "Bill of Sale"), dated as of April 30, 2003, between Benetton Sportsystem USA, Inc., a corporation organized under the laws of New Jersey ("BSS"), and Prince Sports, Inc., a corporation organized under the laws of Delaware ("Purchaser"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in Schedule V hereto.

W I T N E S S E T H

WHEREAS, Benetton Group S.p.A, a joint stock company organized under the laws of Italy ("Benetton") and Prince Sports, Inc., a corporation organized under the laws of Delaware ("Prince"), are parties to a certain Framework Agreement, dated as of March 27, 2003 (the "Framework Agreement"), pursuant to which, among other things, Benetton agreed to cause BSS to sell and transfer, and Prince agreed to purchase and accept, certain assets of BSS; and

WHEREAS, it is a condition to the Closing of the Framework Agreement that BSS enters into this Bill of Sale to sell to the Purchaser the Transferred Assets (as hereinafter defined);

NOW, THEREFORE, in consideration of the payment by the Purchaser of the Purchase Price and in further consideration of the mutual covenants and agreements contained in the Framework Agreement, the receipt and sufficiency of which are hereby acknowledged, BSS hereby covenants and agrees as follows:

1. Transferred Assets. For value received, the receipt and sufficiency of which are hereby acknowledged, effective as of April 30, 2003, BSS sells, conveys, assigns, transfers and delivers to the Purchaser, which hereby accepts, all of its right, title and interest and benefit in and to the following assets (collectively, the "Transferred Assets"):

   (a) the assets set forth in Schedule I;

   (b) the Inventory set forth in Schedule II, as such Schedule may be amended pursuant to Section 3, and any and all customs drawback rights and/or customs refunds related thereto;

   (c) the Receivables set forth in Schedule III, as such Schedule may be amended pursuant to Section 3;

   (d) the contracts (other than the Excluded Agreements) set forth in Schedule IV, as such Schedule may be amended pursuant to Section 3 (the "Contracts");

   TO HAVE AND TO HOLD, all and singular, for its own use forever, the Transferred Assets hereby sold, assigned, transferred, conveyed and delivered, or intended so to be, unto Purchaser, its successors and assigns forever.

2. Excluded Assets. For the avoidance of doubt, BSS shall not be deemed to have sold pursuant to this Bill of Sale any asset other than the Transferred Assets.

3. Schedules. Schedules II, III and IV are acknowledged to be estimated lists, and are subject to amendment upon the mutual agreement of the parties hereto or otherwise in accordance with the Framework Agreement, whereupon such amended Schedules shall constitute the definitive lists of the Inventory, Receivables and Contracts, as applicable, and replace in all respects the Schedules attached hereto.

4. Assumption of Liabilities. Purchaser hereby undertakes, assumes and agrees to perform, pay and discharge when due all liabilities and obligations accruing and required to be performed on or after the date hereof under the Contracts.

5. Relationship with the Framework Agreement. This Bill of Sale is intended to evidence the consummation of the transactions contemplated by the Framework Agreement. This Bill of Sale is made without representation or warranty except as provided in and by the Framework Agreement. This Bill of Sale is in all respects subject to the provisions of the Framework Agreement and is not intended in any way to supersede, limit or qualify any provision of the Framework Agreement, except that the Schedules attached hereto, as amended pursuant to Section 3, shall take precedence over the schedules attached to the Framework Agreement for purposes of this Bill of Sale.

6. Further Assurances. Each party hereby agrees on demand to make, execute, acknowledge and deliver any and all further documents and instruments, and to do and cause to be done all such further acts, reasonably requested by the other party to evidence and/or in any manner to perfect the transfer and assignment to Purchaser of the Transferred Assets contemplated hereby. Subject to Section 4.7 of the Framework Agreement, Purchaser is hereby granted the irrevocable right and authority to collect for its own account all Receivables and other items included in the Transferred Assets and to endorse with the name of BSS any checks received solely on account of any such Receivables or such other items.

7. Successors. This Bill of Sale shall inure to the benefit of and is binding upon the respective successors and assigns of BSS and Purchaser.

8. Governing Law. This Bill of Sale shall be governed by the laws of the State of New York without giving effect to its conflict of laws principles.

9. Dispute Resolution. Any dispute as to matters relating to this Bill of Sale shall be resolved in accordance with the arbitration procedures set forth in the Framework Agreement.

IN WITNESS WHEREOF, the parties have caused this Bill of Sale to be executed and delivered effective as of the date first written above.

Benetton Sportsystem U.S.A., Inc.
By: Carlo Tunioli
Name: Carlo Tunioli
Title: Global Managing Director

Prince Sports, Inc.
By: Michael Lyons
Name: Michael Lyons
Title: President

EXHIBIT 4.5

LEASE AGREEMENT

This lease, dated 30th day of April 2003 between Benetton Sportsystem USA Inc, having an address at c/o Usa Corp, 597 Fifth Avenue, 11th floor New York N.Y. 10017 hereinafter referred to as the Landlord, and Prince Real Estate Holdings, LLC, having an address in c/o Lincolnshire Management, Inc. 780 Third Avenue New York, N.Y. 10017, hereinafter referred to as the Tenant, WITNESSETH: the landlord hereby demises and leases unto the Tenant; and the Tenant hereby hires and takes from the Landlord for the term and upon the rentals hereinafter specified, the premises described as follows, situated in Bordentown, Country of Burlington and State of New Jersey.

See Rider A

The term of this demise shall be for three years beginning 2003 and ending 2006. The annual rent for the demised term shall be Six Hundred Fifteen Thousand Dollars (USD 615,000).

The said rent is to be payable monthly in advance on the first day of each calendar month for the term hereof in installments as follows: fifty one thousand two hundred fifty Dollars (USD 51,250) per month at the office of Landlord first written above or as may be otherwise directed by the Landlord in writing.

THE ABOVE LETTING IS UPON THE FOLLOWING CONDITIONS:

First: the Landlord covenants that the tenant, on paying the said rental and performing the covenants and conditions in these Lease contained shall and may peaceably and quietly have, hold and enjoy the demised premises for the term aforesaid.

Second: the tenant covenants and agrees to use the demised premises as an office and warehouse for storage of sporting equipment sold in tenant's business (See Rider 2) and agrees not to use or permit the premises to be used for any other purpose without the prior written consent of the Landlord endorsed hereon.

Third: the tenant shall, without any previous demand thereof, pay to the Landlord, or its agent, the said rent at the times and in the manner above provided. In the event of the non-payment of said rent, or any installment thereof, at the times and in the manner above provided, and if the same shall remain in default for ten days after becoming due or if the tenant shall be dispossessed for non-payment of rent, (see Rider 2.1), may relet the premises as the agent of the Tenant, and receive the rent therefore, upon such terms as shall be satisfactory to the Landlord, and all rights of the Tenant to repossess the premises under this lease shall be forfeited. Such re-entry by the Landlord shall not operate to release the Tenant form any rent to be paid or covenants to be performed hereunder during the full term of this lease. For the purpose of reletting, the Landlord shall authorized to make such repairs or alterations in or to the leased premises as may be necessary to place the same in good order and condition. The Tenant shall be liable to be Landlord for the cost of such repairs or alterations, and all expenses of such reletting. If the sum realized or to be realized from the reletting is insufficient to satisfy the monthly or term rent provided in this lease, the Landlord, at its option, may require the Tenant to pay such deficiency month by month. The Tenant shall not be in title to any surplus accruing as result of the reletting. The Landlord shall have the right, as agent of the Tenant, to take possession of any furniture fixtures or other personal property of the Tenant found in or about the premises, and sell the same at public or private sale and to apply the proceeds thereof to the payment of any moneys becoming due under this lease, the Tenant hereby waiving the benefit of all the laws exempting property form execution, levy and sale on distress or judgment. See Rider 3.2.

Fourth: The Tenant shall not sub-let the demised premises nor any portion thereof nor shall these lease be assigned by the Tenant without the prior consent of the Landlord endorsed hereon. See Rider 4.

Fifth: the Tenant has examined the demised premises, and accepts them in their present condition (except as otherwise expressly provided herein) and without any representations on the part of the Landlord or its agents as to the present or future conditions of the said premises (See Rider 5.1).

The Tenant shall keep the demised premises in good condition, and shall keep them in repair and good appearance (See Rider 5.2). The Tenant shall quit and surrender the premises at the end of the demised term in as good condition as the reasonable use thereof will permit. (See Rider 5.3).

The Tenant shall not make any alterations, additions, or improvements to said premises without the prior written consent of the Landlord (See Rider 5.4). All erections, alterations, additions and improvements, whether temporary or permanent in character, which may be made upon the premises either by the Landlord or the Tenant except furniture or movable trade fixtures and shall remain upon and be surrendered with the premises as a part thereof at the termination of this lease without compensation to the Tenant. The Tenant further agrees to keep said premises and all parts thereof in clean and sanitary and free of trash, inflammable material and other objectionable matter.

Sixth: in the event that any mechanics lien is filed against the premises as a result of alteration, additions or improvements made by the Tenant (See Rider 6.1) the Landlord, at its option, after thirty days' notice to the Tenant may terminate this Lease and may pay the said lien, without inquiring into the validity thereof, and the Tenant shall forthwith reimburse the Landlord the total expense incurred by the Landlord in discharging the said lien, as additional rent hereunder (See Rider 6.2).

Seventh:--

Eight: The Landlord shall not be responsible for the loss or damage to property, or injury to person, occurring in or about the demised premises, by reason of any existing or future conditions, defect, matter or thing in said demised premises or the property of which the premises are a part or for the acts, omission or negligence of other persons or tenants in and about the said property. The tenant agrees to indemnify and save the Landlord harmless from all claims and liability for losses or for damage to property, or injuries to persons occurring in or about the demised premises (See Rider 8).

Ninth: utilities and services furnished to the demised premises for the benefit of the Tenant shall be provided and paid for as follows: (See Rider 9). The landlord shall not be liable for any interruption or delay in any of the above services for any reason.

Tenth: the Landlord or its agents, shall have the right to enter the demised premises at reasonable hours in the day or night to examine the same, or to run telephone or other wires, or to make such repairs, additions or alterations as it shall deem necessary for the safety, preservation or restoration of the improvements, or for the safety or convenience of the occupants or user thereof (there being no obligation however, on the part of the Landlord to make any such repairs, additions or alterations), or to exhibit the same to prospective purchasers and put upon the premises a suitable "For Sale" sign. For three months prior to the expiration of the demised term, the Landlord, or its agents, may similarly exhibit the premises to prospective tenants, and may place the usual "to let" signs thereon.

Eleventh: In the event of the destruction of the demised premises (See Rider 11.1), or the building containing the said premises by fire, explosion, the elements or otherwise doing the term hereby created, or previous thereto, or such partial destruction thereof, as to render the premises wholly untenantable or unfit for occupancy, or should the demised premises be so badly injured that the same cannot be repaired within ninety days from the happening of such injury, then and in such case the term hereby created shall, at the option of the Landlord (See Rider11.1), cease and become null and void from the date of such damage or destruction, and the tenant shall immediately surrender said premises and all the Tenant's interest therein to the Landlord and shall pay rent only to the time of such surrender, in which event the Landlord may re-enter said re-possess the premises thus discharged from this lease and may remove all parties there from. Should the demised premises be rendered untenantable and unfit for occupancy, but yet be repairable within ninety days from the happening of said injury, the Landlord (See Rider 11.2), may enter and repair the same with reasonable speed, and the rent shall not accrued after said injury or while repairs are being made, but shall recommence immediately after said repairs shall be completed. But if the premises shall be so slightly injured as not to be rendered untenantable and unfit for occupancy, then the Landlord agrees to repair the same with reasonable promptness and in that case the rent accrued and accruing shall not cease or determined, the Tenant shall immediately notify the landlord in case of fire or other damage to the premises (See Rider 11.3)

Twelfth: the Tenant aggress to observe and comply with all laws, ordinances, rules and regulations of the Federal, State, County and Municipal Authorities applicable to the business to be conducted by the Tenant in the demised premises (See Rider 12.1).

The Tenant agrees not to do or permit anything to be done in said premises, or keep anything therein, which will increase the rate of fire insurance premiums on the improvements or any part thereof, or on property kept therein or which will obstruct or interfere with the rights of other tenants, or conflict with the regulations of the Fire Department or with any insurance policy upon said improvements or any part thereof. In the event of any increase in insurance premiums resulting from the tenant's occupancy of the premises, or from any act or omission on the part of the Tenant, the Tenant agrees to pay said increase in insurance premiums on the improvements or contents thereof as additional rent.

Thirteenth: No sign, advertisement or notice shall be affixed to or placed upon any part of the demised premises by the Tenant except in such manner, and of such side, design and colour as shall be approved in advance in writing by the Landlord (See Rider 13).

Fourteenth: this lease is subject and is hereby subordinated to all present and future mortgages, deeds of trust and other encumbrances affecting the demised premises or property or said premises are a part. The Tenant agrees to execute, at no expense to the Landlord, any instrument which may be deemed necessary or desirable by the Landlord to further effect the subordination of these lease of any such mortgage, deed of trust or encumbrances.

Sixteenth: the rules and regulations regarding the demised premises, affixed to this lease, if any, as well as any other and further reasonable rules and regulations which shall be made by the Landlord, shall be observed by the Tenant and by the Tenant's employees, agents and customers. The Landlord reserves the right to rescind any presently existing rules applicable to the demised premises, and to make such other and further reasonable rules and regulations as, in its judgment, may from time to time be desirable for the safety and cleanliness of the premises and for the preservation of good order therein, which rules when so made and notice thereof given to the Tenant, shall have the same force and effect as if originally made a part of this lease. Such other and further rules shall not, however be inconsistent with the proper and rightful enjoyment by the Tenant of the demised premises.

Seventeenth: in case of violation by the Tenant of any of the covenants, agreements and conditions of these lease, or of the rules and regulations now or hereafter to be reasonably established by the Landlord and upon failure to discontinue such violation (see Rider 17.1) his lease shall thenceforth, at the option of the Landlord, become null and void, and the Landlord may re-enter without further notice or demand. The rent in such case shall become due, be apportioned and paid on and up to the day of such re-entry, and the tenant shall be liable for all loss or damage resulting from such violation as aforesaid. No waiver by the Landlord of any violation or breach or condition by the tenant shall constitute or be construed as a waiver of any other violation or breach of condition, nor shall lapse of time after breach of condition by tenant before the Landlord shall exercise its option under this paragraph operate to defeat the right of the Landlord to declare this lease null and void and to re-enter upon the demised premises after the said breach or violation (see Rider 17.2).

Eighteenth: all notices and demands legal or otherwise incidental to this lease, or the occupation of the demised premises, shall be in writing (see Rider 18).

Nineteenth: it is further agreed that if at any time during the term of this lease the tenant shall make any assignment for the benefit of creditors or be decreed insolvent or bankrupt according to law, or if a receiver shall be appointed for the Tenant, the Landlord may, at its option, terminate this lease, exercise of such option to be evidenced by notice to that effect served upon the assignee, receive, trustee or other person in charge of the liquidation of the property of the Tenant or the Tenant's estate but such termination shall not release or discharge any payment of rent payable hereunder and the accrued, or any liability then accrued by reason of any agreement or covenant herein contained on the part of the Tenant or the Tenant's legal representatives.

Twentieth: in the event that the Tenant shall remain in the demised premises after the expiration of this lease without having execute a new written lease with the Landlord, such holding over shall not constitute a renewal or extension of this lease. The Landlord may, at its option, elect to treat the Tenant as one who has not removed at the end of his term, and thereupon be entitled to all the remedies against provided by law in that situation or the Landlord may elect, at its option, to construe such holding over as a Tenancy from month to month, subject to all the terms and conditions of this lease, except as to duration as thereof, and in that event the Tenant shall pay monthly rent in advance at the rate provided herein as effective during the last month of the demised term.

Twenty first: if the property or any part thereof wherein the demised premises are located shall be taken by public or quasi-public authority under any power or eminent domain or condemnation, this lease, at the option of the Landlord, shall forthwith terminate and Tenant shall have no claim or interest in or to any award of damages for such taking.

Twenty-second : (see Rider 21).

Twenty-third: any dispute arising under this lease shall be settled by arbitration. (see Rider 23.1).

Then Landlord and Tenant shall each choose an arbitrator, and the two arbitrators chosen shall select a third arbitrator. The findings and award of the three arbitrators thus chosen shall be final and binding on the parties hereto (see Rider 23.2).

Twenty-fourth: no rights are to be conferred upon the Tenant until this leas has been signed by the Landlord and the an executed copy of the lease has been delivered to the Tenant.

Twenty-fifth: The foregoing rights and remedies are not intended to be exclusive but as additional to all rights and remedies the Landlord would otherwise have by law.

Twenty-sixth: all of the terms covenants and conditions of this lease shall inure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of the parties of hereto. However, in the event of the death of the Tenant, if an individual, the Landlord may, at its option, terminate this lease by notifying the executor or administrator of the Tenant at the demised premises.

Twenty-seventh: this lease and the obligation of Tenant of pay rent hereunder and perform all of the other covenants and agreements hereunder on part of Tenant to be performed shall in nowise be affected, impaired or excused because Landlord is unable to supply or is delayed in supplying any service expressly or impliedly to be supplied or is unable to make, or is delayed in making any repairs, addition, alteration, or decorations or is unable to supply or is delayed in supplying any equipment or fixtures if Landlord is prevented or delayed from so doing by reason of governmental preemption in connection with the National Emergency declared by the President of the U.S.A. or in connection with any rule, order or regulation or any department or subdivision thereof of any governmental agency or by reason of the conditions of supply and demand which have been or are affected by the war.

Twenty-eighth: these instrument may not be changed orally:

See Rider

IN WITNESS WHEREOF, the said Parties have hereunto set their hands and seals the day and year first above written.

Benetton Sportsystem USA Inc
Prince Real Estate Holdings LLC

Rider to Lease by and between Benetton
Sportsystem U.S.A., Inc. and Prince Real Estate Holding, LLC

This Rider to the Lease, dated as of the date hereof, by and between Benetton Sportsystem U.S.A., Inc., as Landlord, and Prince Real Estate Holdings, LLC, as Tenant is annexed to and incorporated into the Lease. In the event of any conflict between the terms hereof and the printed portion of the Lease, the terms hereof shall prevail.

Rider A:
Landlord is the owner of an office and warehouse facility in Bordentown, New Jersey with an address of Bordentown Interchange Business Park, Sportsystem Plaza, Bordentown, NJ. The office and warehouse facility is referred to as the

"Property" and is more particularly defined below. That portion of the Property leased to Tenant shall consist of approximately (1) thirty-eight thousand, six hundred (38,600) gross rentable square feet, constituting all of the gross rentable square feet of space contained in the office building known and designated as One Sportsystem Plaza, Bordentown Township, Burlington County, New Jersey; and (2) approximately seventy-three thousand (73,000) gross rentable square feet of warehouse space (including the shipping office space therein), contained in the warehouse portion of the building ("Warehouse") known and designated as Two Sportsystem Plaza, Bordentown Township, Burlington County, New Jersey (collectively, (l) and (2) shall be hereinafter "Premises" or "demised premises").

Landlord is the fee owner of the "Property". The "Property" consists of (a) all of that certain plot of land described by metes and bounds on the attached Exhibit A (the "Land"); (b) the entire building constructed on the Land and all other structures, buildings and improvements on the Land from time to time (collectively, the "Building"); (c) all fixtures, equipment, and machinery now or hereafter attached or affixed to the Land and the Building (other than trade fixtures owned by Tenant), and all right, title and interest of Landlord in and to all engineering, architectural and like studies and reports, if any, performed in connection with the Land and/or the Building (collectively, the "Personalty"); and (d) all easements, rights of way or use, privileges, licenses, and appurtenances and rights to the same thereunto belonging or appertaining to the Land and/or the Building, including without limitation all right, title and interest of Seller, if any, in and to the land lying in the bed of any street or highway in front of or adjoining the Land to the center line thereof , and any easements in gross, licenses, permits, approvals, or other rights not necessarily appertaining to the Land or the Building but owned by Landlord and relating to the construction, use or operation of the Land and/or Building, if any (collectively, the "Appurtenances").

Landlord warrants and represents that, to Landlord's knowledge, in reliance on the title report No. 62628 dated February 15, 2003 prepared by Royal Abstract Corp. of New Jersey on behalf of First American Title Insurance Company, and without independent investigation, the Property is subject to no encumbrances other than the "Permitted Encumbrances" set forth on Exhibit B attached hereto.

Rider 2:
or for the continuation of any current use of the Premises, or for any other legal use.

Rider 3-1:
then Landlord may at any time thereafter give to Tenant a notice of termination of the Lease setting forth a termination date 10 days from the date of giving such notice and upon the giving of such notice, this Lease shall terminate at the expiration of the 10th day and, in such event, Landlord may recover possession of the Premises in accordance with the laws of the State of New Jersey.

Rider 3-2:
Landlord waives any common law or statutory lien that Landlord may have now or hereafter with respect to any personal property or trade fixtures owned by Tenant.
Landlord agrees that neither this Lease nor the relationship of Landlord and Tenant shall create, nor does Landlord have, nor shall Landlord hereafter have, any security interest in Tenant's personal property and fixtures now or hereafter located on the Premises unless as a result of a separate security agreement in writing executed by Landlord and Tenant. Should either party hereto commence an action or proceeding to enforce its rights hereunder or to clarify same, the substantially prevailing party shall be entitled to recover from the other party its costs, including without limitation reasonable attorneys' fees.

Rider 4:
Notwithstanding anything to the contrary in this Lease, Tenant may permit the Premises or any portion thereof to be used by, licensed to, or may sublease the Premises or assign this Lease to any party without Landlord's consent which: (i) wholly owns or controls Tenant directly or indirectly; (ii) is wholly owned or controlled by Tenant directly or indirectly; (iii) is under common ownership or control with Tenant directly or indirectly; (iv) into which Tenant or any of the foregoing parties is merged, consolidated or reorganized or to which all of substantially all of Tenant's assets or any such other parties' assets are sold; or (v) or which enters into a joint venture with Tenant or any parent, subsidiary (whether direct or indirect) or affiliate of Tenant, provided that, in each case, Tenant shall remain fully liable for all of its obligations under this Lease, including, without limitation, the obligations to purchase the Property if Landlord exercises the "put," as more fully described in the Additional Rider attached hereto. If Landlord's consent to an assignment or sublease is required, Landlord shall not unreasonably withhold, its consent and shall issue or deny its consent within fifteen business days of the submission to Landlord of Tenant's request ("Consent Deadline"). If Landlord does not consent, it shall set forth in writing the basis for withholding consent. If Landlord receives a notice requesting Landlord's approval of an assignment or sublease, and Tenant does not receive a written refusal to approve the assignment or sublease on or before the "Consent Deadline", Landlord shall be deemed to have given its consent to the assignment or sublease. The "Consent Deadline" may be extended in the event that Landlord reasonably requests additional information concerning the assignement or

sublease on or before the tenth business day after receipt of Tenant's notice requesting approval. Notwithstanding any assignment of the Lease or sublet of a portion of the Premises, Tenant and Prince Sports, Inc. shall guaranty the obligations of the Tenant under the Lease. In confirmation of the foregoing sentence, Tenant and Prince Sports, Inc. shall enter into the Guaranty, in the form of Exhibit C, simultaneously with execution of this Lease.

Rider 5-1:
except as otherwise provided herein.

Rider 5-2:
Notwithstanding the foregoing, Tenant's obligations to keep the Premises in good order, condition, repair and appearance shall include all portions of the Building Systems (as defined below) that are located within the demised premises in order to keep the Building Systems in good working order and condition (hereinafter, "Tenant's Maintenance"). "Tenant's Maintenance" is the performance of routine repairs and replacements to the Premises as required to keep the Premises in good order, condition and repair except for reasonable wear and tear, loss from fife or other casualty, and condemnation, except that in the event repairs are required by reason of Tenant's damage thereto, or use of the Premises contrary to the terms of the Lease, then Tenant shall be responsible for repairs necessitated by its conduct. "Tenant's Maintenance" includes any modifications required to the Premises in order to make the Premises comply with laws applicable to Tenant's particular use (as opposed to the commercial use of any tenant for warehouse, office, storage, or distribution purposes) and any damage to the Property caused by Tenant's negligence. (except as provided in the paragraph entitled Insurance below). "Tenant's Maintenance" excludes any items that are part of "Landlord's Maintenance" (hereinafter defined).

Landlord agrees to perform "Landlord's Maintenance" during the term of the Lease.
"Landlord's Maintenance" is the maintenance, repair, replacement, and management of the Property such that it is at all times in the same order, condition, repair and appearance as of the date hereof. "Landlord's Maintenance" includes, without limitation: maintaining the roof, structural elements, exterior, common and public areas, elevator, and, except for the systems within the demised premises, the heating, ventilation, and air conditioning system, the electrical system, the plumbing system, the sprinklers (if any), and the systems relating to any other utility (all such systems being collectively referred to as the "Building Systems") in good order, condition and repair. After the end of each year during the term oft he Lease, Tenant agrees to pay a pro rata share oft he "Operating Expenses" (hereinafter defined) paid by Landlord during the preceding year. Tenant's pro rata share is a fraction. The numerator of the fraction is the interior leaseable square footage of the Premises, and the denominator of the interior leasable square footage of the building in which the Premises is located. The Landlord represents that the Tenant's pro rata share is 72%. In no event shall the payment be due in less than thirty days from receipt by Tenant of an invoice for Tenant's pro rata share of Operating Expenses.
Tenant may, at any time within 180 days of receipt of the invoice, request documentation supporting the Operating Expenses claimed by Landlord and Landlord shall provide Tenant with copies of all such documentation within twenty days of such request. In the event Tenant disputes the amount due hereunder, it shall nevertheless pay same until such time as the dispute has been resolved, provided, however, that in the event Tenant purchases the Property in accordance with the terms of Exhibit D annexed hereto, any dispute arising from the payment of Operating Expenses shall be resolved before the Closing Date.

"Operating Expenses" are the reasonable out of pocket costs of performing Landlord's Maintenance paid by Landlord during the term of the Lease, except that "Operating Expenses" shall exclude the following: separately metered utilities paid by a tenant; costs (including, without limitation, costs for repairs) necessitated by Landlord's negligence or intentional tort; costs arising from any breach by Landlord or claimed breach of Landlord of any obligation to Tenant or to any third party; consulting fees, executive compensation and compensation for any personnel not involved in day to day management or maintenance or above the level of building manager; advertising; brokerage fees; leasing commissions, attorneys fees, costs, disbursements and other expenses incurred in connection with negotiations for leases with tenants, other occupants, or prospective tenants or other occupants of the Property, or costs incurred in connection with disputes with tenants, other occupants, or prospective tenants, or costs and expenses incurred in connection with negotiations or disputes with consultants, management agents, purchasers or mortgages of the Property; allowances, concessions and other costs and expenses incurred in completing, fixturing, furnishing, renovating or otherwise improving, decorating or redecorating space for tenants (including Tenant), prospective tenants or other occupants and prospective occupants of the Property, or vacant, leasable space in the Property; costs of a capital nature, including, without limitation, capital improvements, capital repairs, capital equipment and capital tools, all as determined in accordance with generally accepted accounting principles; costs of repairs, restoration, replacements or other work occasioned by fire, windstorm or other loss or casualty (whether such destruction be total or partial and whether or not insured and costs of repairs, restoration and replacements arising from the exercise of eminent domain); expenses or losses reimbursed by insurance or by a tenant or other party who caused the loss; Landlord's principal and interest repayment and other financing costs and any rental under a ground or other lease superior to Landlord's interest in the Property; income, excise and franchise taxes; any charge for depreciation or amortization of the Property or equipment; costs of solicitation of new tenants; all costs or services for which another tenant in the Property is being charged directly or which is for a service not provided to all tenants of the Property; the cost of any item for which Landlord is reimbursed by insurance; costs incurred in connection with the sale, financing, refinancing, mortgaging, selling or change of ownership of the Property, including brokerage commissions, attorneys and accountants fees, closing costs, title insurance premiums, transfer taxes and interest charges; the cost of tenant finish and alterations of space for other tenants; costs, fines, interest, penalties, legal fees or costs of litigation incurred due to the late payment of taxes, utility bills and other costs incurred by Landlord' s failure to make such payments when due; costs to perform work required by the Americans with Disabilities Act; costs to remove or remediate hazardous materials or hazardous waste or to comply with or defend against claims of noncompliance with any laws related to hazardous materials or hazardous waste including without limitation, costs of testing, environmental consultants, attorneys, monitoring, and hazardous materials or hazardous waste removal or remediation; rental or other charge paid for (aa) use of any facilities or (bb) for use of any equipment ordinarily considered to be capital in nature, whether located within or outside of the Property; rent for any on-site leasing facility; any "tap fees" or sewer or water connection fees; fees and charges paid to affiliates of Landlord except for services customarily provided to similar facilities and at competitive and fair rates; overhead and administrative expenses; Landlord's income and franchise taxes, special assessments and other business taxes, and all real estate taxes and assessments imposed on the Property; costs incurred to correct violations of any law, rule, order or regulation which was in effect as of the commencement date of the term (other than costs required to comply with legal requirements arising from a tenant's particular use of its Premises, and not as a result of any tenant's use of the Premises for warehouse, office and/or storage and distribution purposes) and costs incurred to comply with any law, rule, order or regulation in place prior to the commencement date of the term; and other expenses not customarily recognized by generally accepted accounting principles as operating expenses which are passed through to the Tenant. The word "costs" includes, without limitation, all expenses and expenditures.

Landlord shall retain its books and records reflecting Operating Expenses from the fiscal year in which the term of the Lease commences through the fiscal year in which the term of the Lease ends for at least one year after the end of the term of the Lease. Such books shall be maintained in the New York metropolitan area. After receipt of a request to inspect the books and records, Landlord shall afford Tenant or its representatives with access to Landlord's books and records reflecting Operating Expenses and a room in which to examine the books and records. Landlord shall permit Tenant to copy such books and records or portions thereof as Tenant deems relevant to its audit provided Tenant pays Landlord a reasonable per page copy charge based on the average cost per copy incurred by Landlord. In the alternative, Landlord may provide Tenant with copies of all relevant documentation provided that such documentation affords Tenant the information necessary to evaluate the accuracy of the Operating Expenses invoiced.

Rider 5-3:
except for reasonable wear and tear, loss as a result of casualty or condemnation, and the performance of Landlord's Maintenance.

Rider 5-4:
which shall not be unreasonably withheld, provided plans for the proposed alterations accompany the request, Tenant has requested approval only for interior nonstructural alterations, and the alterations do not materially affect the roof. If Tenant has not received a written notice from Landlord disapproving Tenant's proposed alteration within 14 business days of Landlord's receipt of Tenant's written request for approval of alterations, Landlord shall be deemed to have approved the alterations. Notwithstanding the foregoing, Landlord's consent shall not be required for any alterations which cost $15,000 or less, provided that such alterations do not affect the Building Systems or the structure of the Building or affect or can be seen from the exterior of the Building.

Tenant shall have the right to (but shall not be required to) remove trade fixtures and improvements at the expiration of the term provided it repairs any damage caused by the removal. Any of Tenant's personal property not removed from the Premises on or before Tenant's surrender of the Premises shall be deemed abandoned, and Landlord may use or dispose of it without payment of any compensation to Tenant, and if the cost of removal of such abandoned property exceeds the property's salvage value, Tenant shall pay the difference to Landlord on or before the tenth day after receipt of an invoice therefor together with documentation reasonably supporting the invoice. Landlord agrees that if Landlord enters into a lease for any portion of the balance of the leaseable area of the Warehouse, not leased to Tenant, Landlord shall require that such tenant, at is sole cost and expense, erect a wall, or other partition separating the portion of the Warehouse leased to Tenant from the portion of the Warehouse leased to such tenant. The parties agree that such tenant, at its cost and expense, may separate utilities, or heating, ventilation and air conditioning of the Warehouse from the balance of the demised premises. The parties shall reasonably cooperate in the adoption of a plan to separate the Warehouse premises leased to Tenant from the balance of the Warehouse pursuant to a plan proposed by Landlord intended to minimize the cost of such separation and which plan will not materially interfere with Tenant's use of the Warehouse, including, for example, the sharing of bathroom facilities by both tenants in the Property, if necessary. Notwithstanding the foregoing, Tenant shall be responsible for demising the demised premises at the commencement of the Term of this Lease in compliance with applicable law.

Rider 6-1:
and Tenant has not caused the lien to be discharged or bonded off on or before the "Mechanics' Lien Removal Deadline"

Rider 6-2:
The "Mechanics Lien Removal Deadline" shall be the later to occur of (1) the 30th day after Tenant has received a notice from Landlord stating that Tenant is in default as a result of the imposition of a mechanics' lien together with such copy of the lien as Landlord may have; or (2) the date by which Tenant could have bonded of the lien if Tenant retained counsel to bond off the lien within 15 days of receipt of Landlord notice of default with respect to the mechanics' lien, and Tenant diligently pursued the bonding of the lien thereafter.

Rider 8:
except that this indemnity shall not extend to claims, liability, loss or damage arising from the acts or omissions of Landlord, its employees, agents or contractors, or from the acts or omissions of any other tenant of the Property or such tenant's employees, agents or contractors.

Rider 9:
Tenant shall pay for all utilities used or consumed on the Premises that are separately metered for Tenant's exclusive use directly to the utility providing the service. If utilities are supplied to the entire Property (excluding the common areas thereof) and are metered by one meter, Landlord shall pay the cost of the utility in the first instance, and Tenant shall pay Tenant's pro rata share thereof on or before the fifteenth day after a receipt for a bill therefore together with reasonable supporting documentation. If utilities supplied to the entire Property (including the common areas thereof) are metered by one meter, Landlord shall pay the cost of the utility in the first instance, and Tenant shall pay Tenant's pro rata share thereof on or before the fifteenth day after receipt of a bill therefore together with reasonable supporting documentation, and no portion of the cost of such utility reimbursed by Tenant or any other tenant shall be included in Operating Expenses notwithstanding anything in this Lease to the contrary. Tenant shall be responsible for all utility costs and charges incurred with respect to the office building designated as One Sportsystem Plaza and 40% of all utility costs and charges incurred with respect to the office and warehouse buildings designated as Two Sportsystem Plaza. In the event that Tenant or Landlord establishes by reasonable evidence that the consumption of electricity by Tenant or any other tenant of space in Two Sportsystem Plaza is materially more than the pro rata consumption set forth herein, Landlord or Tenant, as the case may be, shall be entitled to an adjustment to the electrical charges provided herein in accordance with the actual usage from and after the date on which Landlord or Tenant establishes its entitlement to such adjustment. Tenant shall continue to pay the electrical charges provided herein until such time as the parties agree on any such adjustment to the electrical charges.

Rider 11-1:
or Tenant

Rider 11-2:
shall

Rider 11-3:
except that rent and other charges due hereunder shall abate in proportion to the portion of the Premises that is not reasonably usable for Tenant's intended purposes from the date of the damage until the date the damage is repaired.

Rider 12-1:
except that Tenant shall not be required to perform any alterations legally required unless the need for the alterations is caused by Tenant's particular use of the Premises (as opposed to the use of the Premises by any commercial tenant for office, storage or distribution purposes).

Rider 13:
which consent shall not be unreasonably withheld. At the expiration of the term, Tenant shall remove any signs installed by Tenant during the term of the Lease, at its cost and expense.

Rider 17-1:
prior to the end of the "Cure Period",

Rider 17-2:

The "Cure Period" shall begin on Tenant's receipt of a written notice describing the default and shall end on the 30th day thereafter, except that if Tenant reasonably proceeds to cure the violation without interruption, the "Cure Period" shall end on the day Tenant could reasonably have cured the violation had Tenant commenced action to cure the violation on or before the 30th day after receipt of written notice describing the violation and had Tenant diligently prosecuted the cure thereafter until complete. The parties acknowledge that the "Cure Period" applies 10 defaults other than the nonpayment of rent.

Rider 18:
Any notice required or permitted to be given under this Lease or by law shall be in writing and (1) delivered in person; and either (2) mailed by certified mail, postage prepaid or (3) sent via Federal Express or other private courier that generally requires the person receiving delivery to sign for the delivery; to the party who is to receive such notice at the addresses specified below, When received, the notice shall be deemed to have been given except that if delivery is refused, the notice shall be deemed to have been given when delivery was refused. The address specified below may be changed by giving written notice thereof to the other party. If a copy address is provided below for a party, no notice to the party shall be effective unless a copy of the notice is sent to the copy address using a mode of delivery permitted hereunder.

Landlord's notice address:
Benetton U.S.A. Corp.
597 Fifth Avenue, 11th Floor
New York, NY 10017

With copy to:
Debevoise & Plimpton
Attn: Maurizio Levi-Minzi
919 Third Avenue
New York, NY 10022

Tenant's notice address:
Prince Sports, Inc.
Att: Chief Financial Officer
One Sportsystem Plaza
Bordentown, NJ 08505

With copy to:
Lincolnshire Management, Inc.
Att: Mr. Michael Lyons
780 Third Avenue
New York, NY 10017

and to:
Golenbock Eiseman Assor
Bell & Peskoe
Att: Andrew Peskoe
437 Madison Avenue
New York, NY 10022

Rider 19:
Notwithstanding anything herein to the contrary, a filing for bankruptcy shall not constitute a default hereunder, provided that the bankruptcy is discharged within ninety days of the date of the filing.

Rider 21:
Provided, however, that in the event a material portion of the Premises shall have been taken by reason of eminent domain so that the taking materially, adversely impacts the Tenant's use and enjoyment of the Premises, the Tenant may, on thirty days notice, terminate this Lease.

Rider 23-1
Binding

Rider 23-2

The arbitration shall occur in City and County of New York and shall be subject to the Commercial Rules of the American Arbitration Association. Notwithstanding the forgoing, the parties may resort to the courts to institute any action that may be required to preserve the status quo until the matter can be arbitrated.

The following paragraphs shall be deemed added to the Lease:

Twenty-ninth Insurance. Landlord, at Landlord's sole cost and expense, shall maintain a commercial general liability policy with respect to the Property with limits that owners of similar properties in the same area as the Property would customarily carry on their buildings, Tenant, at Tenant's sole cost and expense, shall maintain a commercial general liability policy with respect to the Property with limits of at least USD 3,000,000 and shall cause Landlord to be named as an additional insured.

Each party shall cause its policy to be written in a manner so as to provide that the insurance company waives all rights of recovery by way of subrogation against the other party in connection with any loss or damage which is caused by fife or any of the risks enumerated in its policies, provided that such waiver was obtainable at the time of such loss or damage. However, if such waiver cannot obtained, or shall be obtainable only by the payment of an additional premium charge above that which is charged by companies carrying insurance without such waiver of subrogation, then the party undertaking to obtain such waiver shall notify the other party of such fact, and such other party shall have a period of ten days after the giving of such notice to agree in writing to pay such additional premium, and if the other party does not agree, or the waiver is not obtainable, then this provision with respect to the waiver of subrogation shall be null and void.

Thirtieth -Sale of Premises. In the event of the sale by Landlord of the demised premises or the property of which said premises are a part, the Landlord or the purchaser may terminate this Lease upon six months' prior written notice.

Thirty-first -Landlord's Put. Landlord shall have the right, in accordance with the terms set forth in Exhibit D, to require Tenant to purchase the Land and Buildings.

Benetton Sportsystem U.S.A., Inc.   Prince Real Estate Holdings, LLC
By: Carlo Tunioli   By:Michael Lyons
Name: Carlo Tunioli   Name: Michael Lyons
Title: Global Managing Director   Title Manager
Exhibit A: Description of Land.
Exhibit B: Permitted Encumbrances
Exhibit C: Form of Guaranty
Exhibit D: Landlord's Put Option

EXHIBIT 4.6

OFFERING CIRCULAR

Benetton Group S.p.A.

(incorporated with limited liability under the laws of the Republic of Italy)

Euro 300,000,000

Floating Rate Notes due 2005

Issue Price: 99.857 per cent

The issue price of the Euro 300,000,000 Floating Rate Notes due 2005 (the "Notes") of Benetton Group S.p.A. (the"Issuer") is 99.857 per cent of their principal amount. The Notes constitute obbligazioni pursuant to Articles 2410-et seq. of the Italian Civil Code.

Unless previously redeemed or cancelled, the Notes will be redeemed at their principal amount on the Interest Payment Date (as defined in "Terms and Conditions of the Notes - Interest") falling in July 2005.

The Notes are subject to redemption in whole, but not in part, at their principal amount at the option of the Issuer on any Interest Payment Date in the event of certain changes affecting taxation in the Republic of Italy ("Italy"). See "Terms and Conditions of the Notes - Redemption and Purchase".

The Notes will bear interest from 26 July 2002 at the rate of 0.50 per cent per annum above the Euro-zone interbank offered rate for three month Euro deposits payable quarterly in arrear commencing on the Interest Payment Date falling in October 2002. Interest payments to certain Noteholders may be subject to Italian substitute tax as described under "Terms and Conditions of the Notes - Taxation" and "Taxation - Italy".

Application has been made to list the Notes on the Luxembourg Stock Exchange.

The Notes have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act") and are subject to United States tax law requirements. The Notes are being offered outside the United States by the Managers (as defined in "Subscription and Sale") in accordance with Regulation S under the Securities Act ("Regulation S"), and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Notes will be in bearer form and in the denominations of Euro 1,000 and Euro 10,000 each. The Notes will initially be in the form of a temporary global note (the "Temporary Global Note"), without interest coupons, which will be deposited on or around 26 July 2002 (the "Closing Date") with a common depositary for Euroclear Bank, S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, societe anonyme, Luxembourg ("Clearstream, Luxembourg"). The Temporary Global Note will be exchangeable, in whole or in part, for interests in a permanent global note (the "Permanent Global Note"), without interest coupons, not earlier than 40 days after the Closing Date upon certification as to non-U.S. beneficial ownership. Interest payments in respect of the Notes cannot be collected without such certification of non-U.S. beneficial ownership. The Permanent Global Note will be exchangeable in certain limited circumstances in whole, but not in part, for Notes in definitive form in the denominations of Euro 1,000 and Euro 10,000 each and with interest coupons attached. See "Summary of Provisions Relating to the Notes in Global Form".

Joint Lead Managers

Caboto IntesaBci -- Mediobanca - Banca di Credito Finanziario S.p.A.

MCC S.p.A. -- Schroder Salomon Smith Barney

Co-Lead Managers

ABN AMRO -- Banc of America Securities Limited

Banca Akros S.p.A. (Gruppo Banca Popolare di Milano) -- Banca Aletti & C. S.p.A.

Banca Antonveneta -- Banca IMI

Banca Nazionale del Lavoro -- Barclays Capital

BNP Paribas -- Cofiri SIM S.p.A.

Commerzbank Securities -- Credit Agricole Indosuez

Deutsche Bank -- Mizuho International plc

MPS Finance Banca Mobiliare S.p.A.-- UBS Warburg

24 July 2002

The Issuer, having made all reasonable enquiries, confirms that this Offering Circular contains all information regarding the Issuer and its consolidated subsidiaries (the "Group" or "Benetton") and the Notes which is (in the context of the issue of the Notes) material; such information is true and accurate in all material respects and is not misleading in any material respect; any opinions, predictions or intentions expressed in this Offering Circular on the part of the Issuer are honestly held or made and are not misleading in any material respect, have been reached after considering all relevant circumstances and are based upon reasonable assumptions; this Offering Circular does not omit to state any material fact necessary to make such information, opinions, predictions or intentions (in such context) not misleading in any material respect; and all proper enquiries have been made to ascertain and to verify the foregoing. The Issuer accepts responsibility accordingly for the information contained in this Offering Circular.

This Offering Circular should be read and construed with any documents incorporated by reference.

The Issuer has not authorised the making or provision of any representation or information regarding the Issuer, the Group or the Notes other than as contained in this Offering Circular or as approved for such purpose by the Issuer. Any such representation or information should not be relied upon as having been authorised by the Issuer or by the Managers (as defined in "Subscription and Sale").

The Managers have not separately verified the information contained in this Offering Circular. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility is accepted by the Managers as to the accuracy or completeness of this Offering Circular or any further information supplied in connection with the Notes. The Managers accept no liability in relation to this Offering Circular or any document forming part of this Offering Circular or the distribution of any document or with regard to any other information supplied by or on behalf of the Issuer. Each investor contemplating purchasing Notes shall make its own independent investigation of the financial condition, general affairs and prospects, and its own appraisal of the creditworthiness, of the Issuer and the Group.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Note shall in any circumstances create any implication that there has been no adverse change, or any event reasonably likely to involve any adverse change, in the condition (financial or otherwise) of the Issuer or the Group since the date of this Offering Circular.

This Offering Circular does not constitute an offer of, or an invitation to subscribe for or purchase, any Notes.

The distribution of this Offering Circular and the offering, sale and delivery of Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers, sales and deliveries of Notes and on distribution of this Offering Circular and other offering material relating to the Notes, see "Subscription and Sale".

This Offering Circular has not been submitted to the clearance procedure of Commissione Nazionale per le Società e la Borsa ("CONSOB") and may not be used in connection with any offering of the Notes in Italy other

than to professional investors, as defined by and in accordance with applicable Italian securities laws and regulations.

The Notes have not been and will not be registered under the Securities Act and are subject to United States tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered in the United States or to U.S. persons.

In addition, the Issuer has not authorised any offer of Notes to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"). Notes may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations.

In this Offering Circular, unless otherwise specified, references to "EUR", "Euro" or "e" are to the single currency introduced at the start of the Third Stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended and references to "Italian Lire", "Lire", or "Lit." are to the currency of Italy which constituted a component of the Euro prior to the adoption of the Euro as legal tender in Italy. References to "billions" are to thousands of millions.

Certain figures included in this Offering Circular have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

In connection with the issue of the Notes, Caboto IntesaBci - SIM S.p.A. (the "Stabilising Manager") (or any person acting for the Stabilising Manager) may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager (or any agent of the Stabilising Manager) to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilising shall be in compliance with all applicable laws, regulations and rules.

CONTENTS

INCORPORATION BY REFERENCE

The audited consolidated and non-consolidated financial statements of the Issuer as at and for the years ended 31 December 2000 and 2001, together with the accompanying auditors' reports thereon and the notes thereto, and the unaudited consolidated summary quarterly reclassified financial statements of the Issuer as at and for the three months ended 31 March 2002 shall be deemed to be incorporated in, and to form part of, this Offering Circular.

The Issuer will, at the specified office of each Paying Agent, provide, free of charge, upon oral or written request, a copy of the Offering Circular (or any document incorporated by reference in this Offering Circular). Written or telephone requests for such documents should be directed to the specified office of each Paying Agent or the specified office of the Listing Agent in Luxembourg.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements of the Issuer as at and for the years ended 31 December 2000 and 2001 have been
audited by Deloitte & Touche S.p.A.

The unaudited consolidated summary quarterly reclassified financial statements as at and for the three months ended 31 March 2002 have been prepared pursuant to Italian regulatory requirements that are applicable to companies listed on the Italian Stock Exchange. Such financial statements are summary only and do not therefore purport to provide a complete statement of the Issuer's financial position as at or for the period stated. The unaudited consolidated summary quarterly reclassified financial statements of the Issuer have not been audited or reviewed by independent auditors and investors are advised not to place undue reliance thereon.

All of the financial statements referred to above have been prepared in accordance with accounting principles prescribed by Italian law, as interpreted and supplemented by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (collectively, "Italian GAAP"). Certain accounting principles applied by the Issuer that conform with Italian GAAP may not conform with accepted accounting principles in other countries.

The audited consolidated and non-consolidated financial statements of the Issuer as at and for the year ended 31 December 2000 were prepared in Italian Lire and have been converted into Euro for convenience purposes only at the fixed rate of Euro 1.00 = Lit. 1,936.27. The audited consolidated and non-consolidated financial statements of the Issuer as at and for the year ended 31 December 2001 and the unaudited consolidated summary quarterly reclassified financial statements for the three months ended 31 March 2002 were prepared in Euro.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the Terms and Conditions of the Notes which (subject to completion and amendment) will be endorsed on each Note in definitive form:

The Euro 300,000,000 Floating Rate Notes due 2005 (the "Notes", which expression includes any further notes issued pursuant to Condition 13 (Further Issues) and forming a single series therewith) of Benetton Group S.p.A. (the "Issuer") were authorised by a resolution of the shareholders of the Issuer dated 14 May 2002 and a resolution of the Board of Directors of the Issuer dated 29 May 2002 and are the subject of a fiscal agency agreement dated 26 July 2002 (as amended or supplemented from time to time, the "Agency Agreement") between the Issuer, Citibank, N.A. as fiscal agent (the "Fiscal Agent", which expression includes any successor fiscal agent appointed from time to time in connection with the Notes) and as agent bank (the "Agent Bank", which expression includes any successor agent bank appointed from time to time in connection with the Notes) and the paying agents named therein (together with the Fiscal Agent, the "Paying Agents", which expression includes any successor or additional paying agents appointed from time to time in connection with the Notes). Certain provisions of these Conditions are summaries of the Agency Agreement and subject to its detailed provisions. The holders of the Notes (the "Noteholders") and the holders of the related interest coupons (the "Couponholders" and the "Coupons", respectively) are bound by, and are deemed to have notice of, all the provisions of the Agency Agreement applicable to them.

Copies of the Agency Agreement are available for inspection by Noteholders during normal business hours at the Specified Offices (as defined in the Agency Agreement) of each of the Paying Agents, the initial Specified Offices of which are set out below.

1. Form, Denomination and Title

The Notes are in bearer form in the denominations of Euro 1,000 and Euro 10,000 with Coupons attached at the time of issue. Notes of one denomination will not be exchangeable for Notes of the other denomination. Title to the Notes and the Coupons will pass by delivery. The holder of any Note or Coupon shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing thereon or any notice of any previous loss or theft thereof) and no person shall be liable for so treating such holder. No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

2. Status

The Notes constitute direct, general, unconditional and unsubordinated obligations of the Issuer ("obbligazioni" pursuant to Articles 2410-et seq. of the Italian Civil Code) which will at all times rank pari passu among themselves and at least pari passu with all other present and future unsecured and unsubordinated obligations of the Issuer, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

3. Negative Pledge

So long as any Note remains outstanding (as defined in the Agency Agreement), the Issuer shall not, and the Issuer shall procure that none of its Principal Subsidiaries will, create or permit to subsist any Security Interest upon the whole or any part of its present or future undertaking, assets or revenues (including uncalled capital) to secure any Relevant Indebtedness or any guarantee of or indemnity in respect of any Relevant Indebtedness without (a) at the same time or prior thereto securing the Notes equally and rateably therewith or (b) providing such other security for the Notes as may be approved by an Extraordinary Resolution (as defined in the Agency Agreement) of Noteholders, save that the Issuer and any Principal Subsidiary may, in aggregate, create or have outstanding Security Interests in respect of any Relevant Indebtedness, or any guarantee of or indemnity in respect of any Relevant Indebtedness where such Relevant Indebtedness is of a maximum aggregate principal amount outstanding at any time not exceeding Euro 60,000,000 provided, however, that the foregoing restriction shall not apply to any Security Interest in respect of any asset or property which (i) is existing at the time the entity owning such asset or property becomes a Principal Subsidiary or (ii) is existing at the time the entity owning such asset or property merges or consolidates with, or is acquired by, the Issuer or any of its Principal Subsidiaries or (iii) is existing at the time such asset or property is acquired by, the Issuer or any of its Principal Subsidiaries; provided that the Security Interest was not incurred in connection with, or in contemplation of, such entity becoming a Principal Subsidiary or such merger, consolidation or acquisition, as the case may be and provided further that the aggregate amount of the Relevant Indebtedness, or guarantee or indemnity in respect of any Relevant Indebtedness, in each case secured by such Security Interest is not subsequently increased.

In these Conditions:

"Person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

"Relevant Indebtedness" means any present or future indebtedness which is in the form of or represented by any bond, note, debenture, debenture stock, loan stock, certificate or other instrument which is, or is capable of being, listed, quoted or traded on any stock exchange or in any securities market (including, without limitation, any over-the-counter market);

"Security Interest" means any mortgage, charge, pledge, lien or other security interest under the laws of any jurisdiction; and "Subsidiary" means, in relation to any Person (the "first Person") at any particular time, any other Person (the "second Person"):

(a) whose majority of votes in ordinary shareholders' meetings of the second Person is held by the first Person; or b) in which the first Person holds a sufficient number of votes giving the first Person a dominant influence in ordinary shareholders' meetings of the second Person; or (c) which is under the dominant influence of the first Person by virtue of certain contractual relationships between the first Person and the second Person; pursuant to the provisions of Article 2359 of the Italian Civil Code.

"Principal Subsidiary" means any Subsidiary of the Issuer:

(a) whose gross revenues attributable to the Issuer (consolidated in the case of a Subsidiary which itself has Subsidiaries) or whose total assets (consolidated in the case of a Subsidiary which itself has Subsidiaries) represent not less than 10 per cent of the consolidated gross revenues, or, as the case may be, consolidated total assets, of the Issuer and its Subsidiaries taken as a whole, all as calculated respectively be reference to the then latest audited accounts (consolidated, or as the case may be, unconsolidated) of the Subsidiary and the then latest audited consolidated accounts of the Issuer and its Subsidiaries; or

(b) to which is transferred whole or substantially the whole of the undertaking and assets of a Subsidiary of the Issuer which immediately before the transfer is a Principal Subsidiary of the Issuer.

4. Interest

(a) Accrual of interest: The Notes bear interest from 26 July 2002 (the "Issue Date"), payable on each 26 October, 26 January, 26 April and 26 July in each year (each, an "Interest Payment Date"), subject as provided in Condition 6 (Payments); provided, however, that, if any Interest Payment Date would otherwise fall on a date which is not a TARGET Settlement Day (as defined below), it will be postponed to the next succeeding TARGET Settlement Day unless it would thereby fall into the next calendar month, in which case it will be brought forward to the preceding TARGET Settlement Day.

Each period beginning on (and including) the Issue Date or any Interest Payment Date and ending on (but excluding) the next Interest Payment Date is herein called an "Interest Period".

Each Note will cease to bear interest from the due date for final redemption unless, upon due presentation, payment of principal is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition (as well after as before judgment) until whichever is the earlier of: (a) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder; and (b) the day which is seven days after the Fiscal Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

(b) Rate of interest : The rate of interest applicable to the Notes (the "Rate of Interest") for each Interest Period will be determined by the Agent Bank on the following basis:

(i) the Agent Bank will determine the rate for deposits in Euro for a period equal to the relevant Interest Period which appears on the display page designated "EURIBOR01" on the Reuter Monitor Money Rate Service (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purpose of displaying comparable rates) as of 11.00 a.m. (Brussels time) on the second TARGET Settlement Day before the first day of the relevant Interest Period (the "Interest Determination Date");

(ii) if such rate does not appear on that page, the Agent Bank will:

(a) request each of the Reference Banks (as defined below) to provide a quotation of the rate at which deposits in Euro are offered by it at approximately 11.00 a.m. (Brussels time) on the Interest Determination Date to prime banks in the Euro-zone interbank market for a period equal to the relevant Interest Period and in an amount that is representative for a single transaction in that market at that time; and

(b) determine the arithmetic mean (rounded, if necessary, to the nearest one hundred thousandth of a percentage point, 0.000005 being rounded upwards) of such quotations; and

(iii) if fewer than two such quotations are provided as requested, the Agent Bank will determine the arithmetic mean (rounded, if necessary, as aforesaid) of the rates quoted by the Reference Banks, at approximately 11.00 a.m. (Brussels time) on the first day of the relevant Interest Period for loans in Euro to leading European banks for a period equal to the relevant Interest Period and in an amount that is representative for a single transaction in that market at that time,

and the Rate of Interest for such Interest Period shall be the sum of 0.50 per cent per annum and the rate or (as the case may be) the arithmetic mean so determined; provided, however, that, if the Agent Bank is unable to determine a rate or (as the case may be) an arithmetic mean in accordance with the above provisions in relation to any Interest Period, the Rate of Interest applicable to the Notes during such Interest Period will be the sum of 0.50 per cent per annum and the rate or (as the case may be) arithmetic mean last determined in relation to the Notes in respect of a preceding Interest Period.

(c) Calculation of Interest Amount: The Agent Bank will, as soon as practicable after the Interest Determination Date in relation to each Interest Period, calculate the amount of interest (the "Interest Amount") payable in respect of each Note for such Interest Period. The Interest Amount will be calculated by applying the Rate of Interest for such Interest Period to the principal amount of such Note during such Interest Period, multiplying the product by the actual number of days in such Interest Period divided by 360 and rounding the resulting figure to the nearest Euro 0.01 (half a cent being rounded upwards).

(d) Publication: The Agent Bank will cause each Rate of Interest and Interest Amount determined by it, together with the relevant Interest Payment Date, to be notified to the Paying Agents and each listing authority, stock exchange and/or quotation system (if any) by which the Notes have then been admitted to listing, trading and/or quotation as soon as practicable after such determination but in any event not later than the first day of the relevant Interest Period. Notice thereof shall also promptly be given to the Noteholders and to the Issuer. The Agent Bank will be entitled to recalculate any Interest Amount (on the basis of the foregoing provisions) without notice in the event of an extension or shortening of the relevant Interest Period.

(e) Notifications etc: All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of this Condition by the Agent Bank will (in the absence of manifest error, willful misconduct or gross negligence) be binding on the Issuer, the Paying Agents, the Noteholders and the Couponholders and (subject as aforesaid) no Noteholder or Couponholder shall be entitled to proceed against the Agent Bank in connection with the exercise or non-exercise by it of its powers, duties and discretions for such purposes.

(f) Interpretation: In these Conditions, "TARGET Settlement Day" means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) System is open ("TARGET System"); and "Euro-zone" means the region comprised of members states of the European Union which adopt the Euro in accordance with the Treaty establishing the European Community, as amended; and "Reference Banks" means the principal Euro-zone office of each of four major banks engaged in the Euro-zone market selected by the Agent Bank with the approval of the Issuer, such approval not to be unreasonably withheld or delayed.

5. Redemption and Purchase

(a) Scheduled redemption: Unless previously redeemed, or purchased and cancelled, the Notes will be redeemed at their principal amount on the Interest Payment Date falling in July 2005, subject as provided in Condition 6 (Payments).

(b) Redemption for tax reasons: The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time, on any Interest Payment Date, on giving not less than 30 nor more than 45 days' notice to the Noteholders (which notice shall be irrevocable), at their principal amount, together with interest accrued to the date fixed for redemption, if:

(i) the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 7 (Taxation) as a result of any change in, or amendment to, the laws or regulations of the Republic of Italy ("Italy") or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after 24 July 2002 ("Change in Law"); and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it at a reasonable cost;

provided, however, that no such notice of redemption shall be given earlier than 60 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts if a payment in respect of the Notes were then due, save where the Issuer would, as a direct consequence of such Change in Law, suffer costs additional and attributable to the payment of such additional amounts in which case such notice of redemption shall (subject to the delivery to the Fiscal Agent of a certificate signed by two directors of the Issuer verifying such additional costs) be given as soon as reasonably possible.

Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Fiscal Agent:

(A) a certificate signed by two directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred; and

(B) an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment.

(c) No other redemption: The Issuer shall not be entitled to redeem the Notes otherwise than as provided in paragraphs (a)

(Scheduled Redemption) and (b) (Redemption for tax reasons) above.

(d) Purchase: The Issuer or any of its Subsidiaries may at any time purchase Notes in the open market or otherwise and at any price, provided that all unmatured Coupons are purchased therewith. In the case of a purchase by tender, such tender must be available to all Noteholders alike. Reference in these Conditions to the purchase of the Notes shall not include the purchase of Notes by the Issuer or any of its Subsidiaries as nominee or as a bona fide investment.

(e) Cancellation: All Notes so redeemed in accordance with Condition 5(b) above and all Notes purchased other than as nominee or as a bona fide investment by or on behalf of the Issuer or any of its Subsidiaries shall be cancelled forthwith together, in the case of definitive Notes, with all unmatured Coupons surrendered therewith, and may not be reissued or resold and the obligations of the Issuer in respect of the Notes shall be discharged. Pursuant to Article 2415 of the Italian Civil Code, the Issuer shall not be entitled to vote at any meetings of Noteholders in relation to the Notes redeemed or held by it.

6. Payments

(a) Principal: Payments of principal shall be made only against presentation and (provided that payment is made in full) surrender of Notes at the Specified Office of any Paying Agent outside the United States by Euro cheque drawn on, or by transfer to a Euro account (or other account to which Euro may be credited or transferred) maintained by the payee with, a bank in a city in which banks have access to the TARGET System.

(b) Interest: Payments of interest shall, subject to paragraph (f) (Payments other than in respect of matured Coupons) below, be made only against presentation and (provided that payment is made in full) surrender of the appropriate Coupons at the Specified Office of any Paying Agent outside the United States in the manner described in paragraph (a) (Principal) above.

(c) Payments subject to fiscal laws: All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 7 (Taxation). No commissions or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(d) Deduction for unmatured Coupons: If a Note is presented without all unmatured Coupons relating thereto, a sum equal to the aggregate amount of the missing Coupons will be deducted from the amount of principal due for payment; provided, however, that, if the gross amount available for payment is less than the principal amount of such Note, the sum deducted will be that proportion of the aggregate amount of such missing Coupons which the gross amount actually available for payment bears to the principal amount of such Note. Each sum of principal so deducted shall be paid in the manner provided in paragraph (a) (Principal) above against presentation and (provided that payment is made in full) surrender of the relevant missing Coupons.

(e) Payments on business days: If the due date for payment of any amount in respect of any Note or Coupon is not a business day in the place of presentation, the holder shall not be entitled to payment in such place of the amount due until the next succeeding business day in such place and shall not be entitled to any further interest or other payment in respect of any such delay. In this paragraph, "business day" means, in respect of any place of presentation, any day on which banks are open for presentation and payment of bearer debt securities and for dealings in foreign currencies in such place of presentation and, in the case of payment by transfer to a Euro account as referred to above, on which the TARGET System is open.

(f) Payments other than in respect of matured Coupons: Payments of interest other than in respect of matured Coupons shall be made only against presentation of the relevant Notes at the Specified Office of any Paying Agent outside the United States.

(g) Partial payments: If a Paying Agent makes a partial payment in respect of any Note or Coupon presented to it for payment, such Paying Agent will endorse thereon a statement indicating the amount and date of such payment.

7. Taxation

All payments of principal and interest in respect of the Notes and the Coupons by or on behalf of the Issuer shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by Italy or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer shall pay such additional amounts as will result in the receipt by the Noteholders and the Couponholders of such amounts as would have been received by them if no such withholding or deduction had been required, except that no such additional amounts shall be payable:

(1) in respect of any Note or Coupon presented for payment:

(a) by or on behalf of a holder which is liable to such taxes, duties, assessments or governmental charges in respect of such Note or Coupon by reason of its having some connection with Italy other than the mere holding of such Note or Coupon; or

(b) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a member state of the European Union; or

(d) more than 30 days after the Relevant Date except to the extent that the relevant holder would have been entitled to such additional amounts if it had presented such Note or Coupon on the last day of such period of 30 days; or

(2) in relation to any withholding or deduction of any interest, principal or other proceeds of any Note or Coupon on account of imposta sostitutiva (at the date of issue of the Notes levied at the rate of 12.5 per cent (or such rate as may replace it)) pursuant to Italian Legislative Decree No. 239 of 1 April 1996 as amended from time to time ("Decree No. 239") and in all circumstances in which the procedures set forth in Decree No. 239 in order to benefit from a tax exemption have not been met or complied with, except where such procedures have not been met or complied with due to the actions or omissions of the Issuer or its agents; or

(3) in respect of any Note or Coupon presented for payment by or on behalf of the holder thereof who is entitled to avoid such withholding or deduction in respect of such Note or Coupon by making a declaration or any other statement to the relevant taxing authority, including, but not limited to, a declaration of non-residence or other similar claim for exemption.

In these Conditions, "Relevant Date" means whichever is the later of (1) the date on which the payment in question first becomes due and (2) if the full amount payable has not been received in a city in which banks have access to the TARGET System by the Fiscal Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.

Any reference in these Conditions to principal or interest shall be deemed to include any additional amounts in respect of principal or interest (as the case may be) which may be payable under this Condition

7 (Taxation).

If the Issuer becomes subject at any time to any taxing jurisdiction other than Italy, references in these Conditions to Italy shall be construed as references to Italy and/or such other jurisdiction.

8. Events of Default

If any of the following events occurs and is continuing:

(a) Non-payment: the Issuer fails to pay any amount of principal in respect of the Notes on the due date for payment thereof or fails to pay any amount of interest in respect of the Notes on or within fourteen days of the due date for payment thereof; or

(b) Breach of other obligations: the Issuer defaults in the performance or observance of any of its other obligations under or in respect of the Notes and such default remains unremedied for 30 days after written notice thereof, addressed to the Issuer by any Noteholder, has been received by the Issuer or by the Specified Office of the Fiscal Agent; or

(c) Cross-default of Issuer or Principal Subsidiary:

(i) any Indebtedness for Borrowed Money (as defined below) of the Issuer or any of its Principal Subsidiaries is not paid when due or (as the case may be) within any originally applicable grace period;

(ii) any such Indebtedness for Borrowed Money becomes (or becomes capable of being declared) due and payable prior to its stated maturity otherwise than at the option of the Issuer or (as the case may be) the relevant Principal Subsidiary or (provided that no event of default, howsoever described, has occurred) any person entitled to such Indebtedness for Borrowed Money; or

(iii) the Issuer or any of its Principal Subsidiaries fails to pay when due any amount payable by it under any security, guarantee or indemnity in respect of any Indebtedness for Borrowed Money;

unless in any such case the Issuer or Principal Subsidiary is contesting in good faith and by appropriate means its liability to make payment thereof and provided that the amount of Indebtedness for Borrowed Money referred to in sub-paragraph (i) and/or sub-paragraph (ii) above and/or the amount payable under any security, guarantee or indemnity referred to in sub-paragraph (iii) above individually or in the aggregate exceeds Euro 30 million (or its equivalent in any other currency or currencies); or

(d) Unsatisfied judgment: one or more enforceable judgment(s) or order(s) from which no further appeal or judicial review is permissible under applicable law for the payment of any amount in excess of Euro 30 million (or its equivalent in any other currency or currencies), whether individually or in aggregate, is rendered against the Issuer or any of its Principal Subsidiaries and continue(s) unsatisfied and unstayed for a period of 30 days after the date(s) thereof or, if later, the date therein specified for payment; or

(e) Security enforced: a secured party takes possession, or a receiver, manager or other similar officer is appointed, of the whole or any substantial part of the undertaking, assets and revenues of the Issuer or any of its Principal Subsidiaries and such enforcement is not discharged or otherwise terminated within 30 days; or

(f) Insolvency, etc: (i) the Issuer or any of its Principal Subsidiaries becomes insolvent or is unable to pay its debts as they fall due, (ii) an administrator or liquidator of the Issuer or any of its Principal Subsidiaries or the whole or any substantial part of the undertaking, assets and revenues of the Issuer or any of its Principal Subsidiaries is appointed (or application for any such appointment is made), (iii) the Issuer or any of its Principal Subsidiaries takes any action for a readjustment or deferment of any of its obligations or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or declares a general moratorium in respect of any of its present or future indebtedness or any guarantee of or indemnity in respect of any present or future indebtedness given by it or (iv) the Issuer or any of its Principal Subsidiaries ceases or threatens to cease to carry on all or substantially all of its business (otherwise than for the purposes of or pursuant to an amalgamation, reorganisation or restructuring whilst solvent (a) on terms approved by an Extraordinary Resolution of the Noteholders or (b) in the case of a Principal Subsidiary, for the purpose of and followed by a Permitted Reorganisation (as defined below); or

(g) Winding up, etc: an order is made or an effective resolution is passed for the winding up, liquidation or dissolution of the Issuer or any of its Principal Subsidiaries (otherwise than for the purposes of or pursuant to an amalgamation, reorganisation or restructuring whilst solvent (a) on terms approved by an Extraordinary Resolution of the Noteholders or (b) in the case of a Principal Subsidiary, for the purpose of and followed by a Permitted Reorganisation); or (h) Analogous event: any event occurs which under the laws of Italy has an analogous effect to any of the events referred to in paragraphs (d) (Unsatisfied judgment) to (g) (Winding up, etc) above; then any Noteholder may, by written notice addressed by the holder thereof to the Issuer and delivered to

the Issuer or to the Specified Office of the Fiscal Agent, declare the Notes to be immediately due and payable, whereupon they shall become immediately due and payable at their principal amount together with accrued interest without further action or formality. Notice of any such declaration shall promptly be given to the Noteholders.

For the purpose of this Condition 8:

"Indebtedness for Borrowed Money" means any present or future indebtedness (whether being principal, premium, interest or other amounts) for or in respect of (i) money borrowed or raised from banks, credit or other financial institutions, government or supranational bodies or authorities or (ii) any bonds, notes, debentures, debenture stock, loan stock, certificate or other instrument issued or distributed whether by way of public offer, private placement, acquisition consideration or otherwise and whether issued for cash or in whole or in part for a consideration other than cash; and "Permitted Reorganisation" means an amalgamation, reconstruction, reorganisation, merger, consolidation, transfer or contribution of assets or other similar transaction whilst solvent and whereby the undertaking and assets of the relevant Principal Subsidiary are transferred to or otherwise vested in the Issuer or another of its Subsidiaries.

9. Prescription

Claims for principal shall become void unless the relevant Notes are presented for payment within ten years of the appropriate Relevant Date. Claims for interest shall become void unless the relevant Coupons are presented for payment within five years of the appropriate Relevant Date.

10. Replacement of Notes and Coupons

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Fiscal Agent, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

11. Agents

In acting under the Agency Agreement and in connection with the Notes and the Coupons, the Paying Agents and the Agent Bank act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders or Couponholders.

The initial Paying Agents and their initial Specified Offices are listed below. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor fiscal agent or agent bank and additional or successor paying agents; provided, however, that the Issuer shall at all times maintain (a) a fiscal agent and an agent bank, (b) a paying agent in Luxembourg and (c), if the conclusions of the ECOFIN Council meeting of 26-27 November 2000 are implemented, a paying agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing such conclusions or any law implementing or complying with, or introduced to conform to, such Directive. Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Noteholders.

12. Meetings of Noteholders; Modification

(a) Meetings of Noteholders: The Agency Agreement contains provisions for convening meetings of Noteholders to consider matters relating to the Notes, including the modification of any provision of these Conditions, in accordance with Article 2415 of the Italian Civil Code. In accordance with the Italian Civil Code, a "rappresentante comune" may be appointed in order to represent the Noteholders' interests under Italian law. Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and shall be convened by it upon the request in writing of Noteholders holding not less than one-twentieth of the aggregate principal amount of the outstanding Notes. Such a meeting will be validly held if (i) there are one or more persons present, being or representing Noteholders holding more than one half of the aggregate principal amount of the outstanding Notes or (ii) in the case of a second meeting following adjournment of the first meeting for want of quorum, there are one or more persons present being or representing Noteholders holding more than one third of the aggregate principal amount of the outstanding Notes or (iii) in the case of a third meeting following a further adjournment for want of quorum, there are one or more persons present being or representing Noteholders holding more than one fifth of the aggregate principal amount of the outstanding Notes. The majority required to pass a resolution at any meeting convened to vote on an Extraordinary Resolution (including any meeting convened following adjournment of the previous meeting for want of quorum) will be one or more persons holding or representing at least two thirds of the aggregate principal amount of the Notes represented at the meeting; provided, however, that certain proposals (as set out in Schedule 5 to the Agency Agreement) (including any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of payments under the Notes or to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution (each, a "Reserved Matter")) may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders (other than a third meeting following adjournment of the first two meetings for want of quorum) by one or more persons holding or representing not less than one half of the aggregate principal amount of the outstanding Notes. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders and Couponholders, whether present or not.

(b) Modification: The Notes and these Conditions may be amended without the consent of the Noteholders or the Couponholders to correct a manifest error. In addition, the parties to the Agency Agreement may agree to modify any provision thereof without the consent of the Noteholders, provided that it is of a formal, minor or technical nature, it is made to correct a manifest error or it is, in the opinion of such parties, not materially prejudicial to the interests of the Noteholders.

13. Further Issues

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes.

14. Notices

Notices to the Noteholders shall be valid if published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, if such publication is not practicable, in a leading English language daily newspaper having general circulation in Europe, provided, however, that any notice relating to the calling of a meeting of Noteholders pursuant to Condition 12 (Meeting of Noteholders; Modification) shall also be published in the Gazzetta Ufficiale of the Republic of Italy at least 30 days prior to the meeting (exclusive of the day on which the notice is published and of the day on which the meeting is to be held). Any such notice shall be deemed to have been given on the date of first publication. Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Noteholders.

15. Currency Indemnity

If any sum due from the Issuer in respect of the Notes or the Coupons or any order or judgment given or made in relation thereto has to be converted from the currency (the "first currency") in which the same is payable under these Conditions or such order or judgment into another currency (the "second currency") for the purpose of (a) making or filing a claim or proof against the Issuer, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to the Notes, the Issuer shall indemnify each Noteholder, on the written demand of such Noteholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent, against any loss suffered as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which such Noteholder may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

This indemnity constitutes a separate and independent obligation of the Issuer and shall give rise to a separate and independent cause of action.

16. Governing Law and Jurisdiction

(a) Governing law: The Notes and all matters arising from or connected with the Notes are governed by, and shall be construed in accordance with, English law.

(b) English Courts: The courts of England have exclusive jurisdiction to settle any dispute (a "Dispute"), arising from or connected with the Notes.

(c) Appropriate forum: The Issuer agrees that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that it will not argue to the contrary.

(d) Rights of the Noteholders to take proceeding outside England: Condition 16(b) (English Courts) is for the benefit of the Noteholders only and nothing in this Condition 16 (Governing law and Jurisdiction) prevents any Noteholder from taking proceeding relating to a Dispute ("Proceedings") in any other courts with jurisdiction. To the extent allowed by law, Noteholders may take concurrent Proceedings in any number of jurisdictions.

(e) Process agent: The Issuer agrees that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on it by being delivered to Benetton Retail (1988) Limited at 5th Floor Byron House, 7-9 St. James Street, London SW1A 1EE or, if different, its registered office for the time being or at any address of the Issuer in Great Britain at which process may be served on it in accordance with Part XXIII of the Companies Act 1985. If such person is not or ceases to be effectively appointed to accept service of process on behalf of the Issuer, the Issuer shall, on a written demand of any Noteholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, any Noteholder shall be entitled to appoint such a person by written notice addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent. Nothing in this paragraph shall affect the right of any Noteholder to serve process in any other manner permitted by law. This clause applies to Proceedings in England.There will appear at the foot of the Conditions endorsed on each Note in definitive form the name and specified office of each Paying Agent as set out at the end of this Offering Circular.

SUMMARY OF PROVISIONS RELATING TO THE NOTES IN GLOBAL FORM

The Notes will initially be in the form of the Temporary Global Note which will be deposited on or around the Closing Date with a common depositary for Euroclear and Clearstream, Luxembourg. The Temporary Global Note will be exchangeable in whole or in part for interests in the Permanent Global Note not earlier than 40 days after the Closing Date upon certification as to non-U.S. beneficial ownership. No payments will be made under the Temporary Global Note unless exchange for interests in the Permanent Global Note is improperly withheld or refused. In addition, interest payments in respect of the Notes cannot be collected without such certification of non-U.S. beneficial ownership.

The Permanent Global Note will become exchangeable in whole, but not in part, for Notes in definitive form ("Definitive Notes") in the denominations of Euro 1,000 and Euro 10,000 each at the request of the bearer of the Permanent Global Note if (a) Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or (b) any of the circumstances described in Condition 8 (Events of Default) occurs.

The Permanent Global Note will also become exchangeable, in whole but not in part only and at the option of the Issuer, for Definitive Notes if, by reason of any change in the laws of Italy, the Issuer is or will be required to make any withholding or deduction from any payment in respect of the Notes which would not be required if the Notes were in definitive form. Whenever the Permanent Global Note is to be exchanged for Definitive Notes, the Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Notes, duly authenticated and with Coupons attached, in an aggregate principal amount equal to the principal amount of the Permanent Global Note to the bearer of the Permanent Global Note against the surrender of the Permanent Global Note at the specified office of the Fiscal Agent within 30 days of the bearer requesting such exchange.If:

(a) Definitive Notes have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer has duly requested exchange of the Permanent Global Note for Definitive Notes; or (b) the Permanent Global Note (or any part of it) has become due and payable in accordance with the Conditions or the date for final redemption of the Notes has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest thereon has not been made to the bearer in accordance with the terms of the Permanent Global Note on the due date for payment, then the Permanent Global Note (including the obligation to deliver Definitive Notes) will become void at 5.00 p.m. (London time) on such thirtieth day (in the case of (a) above) or at 5.00 p.m. (London time) on such due date (in the case of (b) above) and the bearer of the Permanent Global Note will have no further rights thereunder (but without prejudice to the rights which the bearer of the Permanent Global Note or others may have under a deed of covenant dated 26 July 2002 (the "Deed of Covenant") executed by the Issuer). Under the Deed of Covenant, persons shown in the records of Euroclear and/or Clearstream, Luxembourg as being entitled to an interest in the Permanent Global Note will acquire directly against the Issuer all those rights to which they would have been entitled if, immediately before the Permanent Global Note became void, they had been the holders of Definitive Notes in an aggregate principal amount equal to the principal amount of Notes they were shown as holding in the records of Euroclear and/or (as the case may be) Clearstream, Luxembourg.

In addition, the Temporary Global Note and the Permanent Global Note will contain provisions which modify the Terms and Conditions of the Notes as they apply to the Temporary Global Note and the Permanent Global Note. The following is a summary of certain of those provisions:

Payments: All payments in respect of the Temporary Global Note and the Permanent Global Note will be made against presentation and (in the case of payment of principal in full with all interest accrued thereon) surrender of the Temporary Global Note or (as the case may be) the Permanent Global Note at the specified office of each Paying Agent and will be effective to satisfy and discharge the corresponding liabilities of the Issuer in respect of the Notes. On each occasion on which a payment of principal or interest is made in respect of the Temporary Global Note or (as the case may be) the Permanent Global Note, the Issuer shall procure that the same is noted in a schedule thereto. Notices: Notwithstanding Condition 14 (Notices), while all the Notes are represented by the Permanent Global Note (or by the Permanent Global Note and/or the Temporary Global Note) and the Permanent Global Note is (or the Permanent Global Note and/or the Temporary Global Note are) deposited with a common depositary for Euroclear and Clearstream, Luxembourg, notices to Noteholders may be given by delivery of the relevant notice to Euroclear and Clearstream, Luxembourg and, in any case, such notices shall be deemed to have been given to the Noteholders in accordance with Condition 14 (Notices) on the date of delivery to Euroclear and Clearstream, Luxembourg; provided, however, that, so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require, notices will also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort), provided further, that any notice relating to the calling of a meeting of Noteholders shall also be given by way of publication in the Gazzetta Ufficiale of Italy at least 30 days prior to the meeting (exclusive of the day on which the notice is published and of the day on which the meeting is to be held).

Cancellation: Cancellation of any Note represented by the Temporary Global Note and/or the Permanent Global Note following its purchase and subsequent surrender will be effected by a reduction in the principal amount of the Temporary Global Note and/or the Permanent Global Note.

USE OF PROCEEDS

The net proceeds of the issue of the Notes, expected to amount to approximately Euro 298,971,000 after deduction of the combined management, underwriting and selling commission, will be used by the Issuer for general corporate purposes.

THE ISSUER

Introduction

The Issuer, an Italian limited liability company (Societa per Azioni), was established in 1965 as a partnership by the Benetton family in Ponzano Veneto, Italy and was converted into a limited liability company in 1978. The Issuer's duration is until 31 December 2050, unless extended by the shareholders in a general meeting, and its principal offices are located at Via Villa Minelli 1, 31050 Ponzano Veneto (TV), Italy. The Issuer adopted the name Benetton Group S.p.A. in a corporate reorganisation carried out in 1985. The Issuer was wholly owned by the Benetton family, either directly or indirectly, until 1986, when the family sold approximately 11 per cent of the Issuer's share capital in an initial public offering designed to establish a liquid public market for the Issuer's ordinary shares and to facilitate the Issuer's access to the international capital markets. The Issuer received no proceeds from the offering. The Issuer's ordinary shares are listed and traded on the Mercato Telematico Azionario, the electronic stock market of the Italian Stock Exchange since 1986, and on the Frankfurt Stock Exchange since 1988. In 1989, the Issuer made a public offering of 7,000,000 American Depositary Shares ("ADS") which are listed on the New York Stock Exchange. A further 11,000,000 new shares were issued in a 1994 global public offering.

Share capital

As at 31 December 2001 and as at 30 June 2002, the Issuer's authorised and issued share capital amounted to Euro 236,026,454.30, fully paid in and divided into 181,558,811 ordinary shares of nominal value Euro 1.30 each. With effect from 21 May 2001, implementing an extraordinary shareholders' resolution of 8 May 2001, the Issuer's share capital was converted into Euro and the shares were reverse split by 10 existing shares into one new share, resulting in an ADS to ordinary share ratio of one ADS to two new ordinary shares compared to a previous ratio of one ADS to twenty ordinary shares. As at the last dividend payment date of 23 May 2002, there were 737,501 ADSs outstanding in the United States representing 1,475,002 ordinary shares (0.81 per cent of the total number of outstanding ordinary shares), and there were 102 United States registered holders of ADSs. The balance of ADSs since the listing of 7,000,000 ADSs on the New York Stock Exchange in 1989 have been converted into ordinary shares.

Share ownership

Luciano Benetton, Gilberto Benetton, Giuliana Benetton and Carlo Benetton, all of whom are directors of the Issuer, directly and indirectly hold, in equal parts, the entire share capital of Edizione Holding S.p.A. ("Edizione"), the parent company of the Issuer. As at 8 May 2002 Edizione held 67.144 per cent of the Issuer's share capital.

The following table shows the principal shareholders and other shareholders by category as at 8 May 2002:

Shareholders	
Benetton family(1)	69.347%
Institutional investors and banks	23.973%
Others	6.68%
Total	100.00%

(1) Comprising Edizione (67.144 per cent) and Ragione S.A.p.A., the controlling shareholder of Edizione (2.203 per cent).

In July 1998, Edizione Participations S.A., a wholly owned subsidiary of Edizione, incorporated in Luxembourg, issued Lire 600 billion (approximately Euro 310 million) of guaranteed exchangeable notes due July 2003 guaranteed by Edizione (the "Edizione Notes"). The Edizione Notes are exchangeable for a total of 11,214,953 of the Issuer's ordinary shares. Where holders exercise their right to exchange the Edizione Notes for shares, Edizione Participations S.A. may pay the cash value of such shares in lieu of delivery of the shares. To the best of the Issuer's knowledge, no directors or officers of the Issuer hold any Edizione Notes.

Organisational structure

The following table sets forth the principal subsidiaries owned directly or indirectly by the Issuer:

Name	Country	Ownership
Benetton International N.V. S.A.	The Netherlands	100%
Benetton Sportsystem U.S.A. Inc.	U.S.A.	100%
Benetton Japan Co. Ltd.	Japan	100%
Benetton France Trading S.a.r.l.	France	100%
Olimpias S.p.A.	Italy	85%
Benetton Textil Spain S.L.	Spain	100%
Benetton Retail International S.A.	Luxembourg	100%
Benetton Finance S.A.	Luxembourg	100%

The Issuer in turn belongs to the Edizione Holding Group, of which Edizione is the parent company and which is comprised of a number of companies and/or shareholdings in diverse business segments, including telecommunications, transport infrastructure, restaurants, real estate and banking.

Management of Benetton

Board of Directors

The Issuer is managed by a Board of Directors which, pursuant to its Bye-laws, must be composed of not less than three and not more than eleven directors. Directors may be appointed for a period not exceeding three years and may be re-elected.

The Issuer's current Board of Directors is comprised of the following 11 directors:

Name Position

Luciano Benetton Chairman

Carlo Benetton Deputy Chairman

Luigi de Puppi Managing Director

Giuliana Benetton Director

Gilberto Benetton Director

Alessandro Benetton Director

Gianni Mion Director

Angelo Tantazzi Director

Ulrich Weiss Director

Reginald Bartholomew Director

Luigi Arturo Bianchi Director

The term of the Board will expire on the date of the general shareholders' meeting, at which the financial statements of the Issuer for the year ending 31 December 2002 will be approved.

Senior management

The executive officers of the Issuer as at the date hereof are set forth below (in alphabetical order):

Name Position

Mauro Benetton Marketing Director

Pierluigi Bortolussi Chief Legal, Corporate Affairs and Tax Director

Giancarlo Bottini Finance Director

Biagio Chiarolanza Administration and Control Director

Giancarlo Chiodini Logistics Director

Faustino Lucchetta Sport Products Director

Dino Manzon Sport Production Director

George Napier Chief Executive Officer Benetton Sportsystem USA Inc.

Arrigo Rigon Human Resources and Internal Organisation Director

Amerino Zatta Casual Production Director

Board of Statutory Auditors

The Issuer's Board of Statutory Auditors is composed as follows:

Name Position

Angelo Caso Chairman

Filippo Duodo Auditor

Dino Sesani Auditor

Antonio Cortellazzo Alternate Auditor

Marco Leotta Alternate Auditor

The term of the Board of Statutory Auditors will expire on the date of the general shareholders' meeting at which the financial statements of the Issuer for the year ending 31 December 2004 will be approved.

Independent auditors

Deloitte & Touche S.p.A. audited, in accordance with auditing standards generally accepted in Italy, the annual financial statements of the Issuer for the years ended 31 December 2000 and 2001. See "Documents Incorporated by Reference" and "Summary Financial Information Relating to the Issuer".

Business overview

The Group is a world leader in the design, manufacture and marketing of distinctive casual apparel for men, women and children, which it markets principally under the brand names "United Colors of Benetton" and "Sisley". Since 1997, following the acquisition of Benetton Sportsystem S.p.a., the Group has also been active in the sportswear and sports equipment sector with brands such as Prince, Rollerblade, Nordica, Kastle, Killer Loop, Ektelon and Playlife.

The Group is traditionally known for knitwear and casual clothing in a wide array of colours, featuring fashionable Italian design and projecting a youthful image. The Group's philosophy has been to offer product lines on a worldwide basis with sufficient breadth to accommodate the needs of different markets.

The Group also licenses its trade marks for products manufactured and sold by others, including fragrances and cosmetics, watches, sunglasses, houseware and other fashion accessories, which complement its product lines.

The Group's operations are divided into two primary sectors:

(i) casual, which also includes footwear, accessories and other complementary items, sold through the network of Benetton stores; and (ii) sports, comprising sportswear distributed mainly through the Playlife stores, and equipment, marketed only through sporting goods stores.

For the year ended 31 December 2001, approximately 78 per cent of the Group's net sales were generated by the casual sector and approximately 15 per cent by the sports sector. The balance 7 per cent of the Group's net sales were generated by other income.

Casual sector

Products and trade marks

The Group's philosophy involves offering global product lines supported by international communication campaigns designed to promote the Group's name and products.

The Group aims to offer products characterised by their creative use of exclusive designs and produces two main collections each year for all its labels: spring/summer and fall/winter. For each collection the Group presents consistent and focused collections complemented by a growing number of fresh and updated easy-to-wear looks.

The Group's main international casual wear trade marks are described below.

United Colors of Benetton. A global brand, and one of the most well known in the world, United Colors of Benetton has an international style that combines colour, energy and practicality. The womenswear, menswear and childrenswear collections offer a coordinated look for everyday wear, for work and for leisure. Special attention is paid to ensuring an excellent quality/price ratio. Within the two traditionalcollections, the range is seasonally themed with continuous new introduction of required styles to ensure a swift response to the latest fashion trends. As a result of the Group's commitment to researching innovative materials, the Group has produced garments that have an added element of comfort and wearability.

Children's collections include four lines for different age groups: Newborn, from zero to 12 months; Baby, from 1 to 3 years; Kid, from 3 to 7 years; and Junior, from 8 to 12 years.

In 2001, the best sales performances for this brand were achieved in the EU and a substantial increase in sales has also been noted in Eastern European countries. Sisley. Sisley was established in Paris in 1968 as a manufacturer of a denim line. In 1974, the Group acquired exclusive rights to the label. Sisley's independent design and commercial teams create complete collections for women and men, inspired by a stylish look, combined with attention to detail and wearability. Over the years, Sisley has reinforced its independent identity, underpinned by a sustained increase in all principal world markets. The growth of its commercial network is based on a two fold strategy: on one hand, the opening of single-brand megastores such as those in Milan, Florence, Brussels and New York, and on the other hand, the use of space in multi-brand megastores.

Approximately 62 per cent of the Group's net sales in 2001 were generated by products bearing the United Colors of Benetton brand name. Another 16 per cent of total sales related to Sisley. Sisley's prices are, on average, higher than those of the United Colors of Benetton line.

Revenues

The following table sets forth the Group's net sales in the casual sector for the years ended 31 December 2000 and 2001, broken down by geographic area:

(thousands of Euro)	For the year ended 31 December 2000	For the year ended 31 December 2001
Casual Sector:		
Euro zone	1,059,126	1,193,948
Asia	162,491	154,832
The Americas	83,380	85,815
Other	182,195	193,276
World	1,487,192	1,627,871

Seasonality

The sale of casual wear is subject to seasonal trends related to the main collections. Delivery of the spring/summer base collections mainly takes place between December and February, whereas the fall/winter collections are concentrated between June and September of each year. A growing portion of the Group's collections are delivered during periods of high sales volume.

Distribution channels

Benetton coordinates the distribution of its casual wear collections in 120 countries principally through approximately 70 independent sales representatives, each of whom is assigned a geographical territory, although Benetton owns or leases some stores directly, as described below. This system of independent sales representatives was first developed by Benetton in Italy and later applied world-wide during Benetton's international expansion after 1978. The representatives receive commission on sales achieved by Benetton in their territories and, in some cases, in their own stores that sell Benetton products. The representatives manage the development of the store network in their respective areas, find investors or store operators, present Benetton's collections to store owners, handle the placement of orders to Benetton and generally monitor and assist store owners within their territories. In order to speed up time to market, the Group has developed a business to business system which connects about 70 per cent of its world-wide shops to headquarters and allows orders from the ready-to-wear collections to be made in "real time".

The following tables set forth the changes in the number of stores and outlets over the past five years, separately including stores in areas where Benetton has granted manufacturing licences to others:

Number of Stores(1)

	As at 31 December 1997	As at 31 December 1998	As at 31 December 1999	As at 31 December 2000	As at 31 December 2001
Italy	1,720	1,850	1,990	2,095	2,202
Rest of Europe	2,183	2,294	2,305	2,200	2,157
The Americas	514	446	379	294	259
Other	864	719	746	718	622
Total	5,281	5,309	5,420	5,307	5,240
Licensee areas	278	292	221	244	216
Total (including licensee areas)	5,559	5,601	5,641	5,551	5,456

(1) These figures exclude "shops in a shop", "corners" and "concession" areas, each as explained below.
Number of Outlets

	As at 31 December 1997	As at 31 December 1998	As at 31 December 1999	As at 31 December 2000	As at 31 December 2001
Italy	2,183	2,309	2,420	2,510	2,622
Rest of Europe	3,487	3,627	3,625	3,362	3,275
The Americas	967	830	688	531	478
Other	1,124	977	980	918	796
Total	7,761	7,743	7,713	7,321	7,171
Licensee areas	389	431	346	389	360
Total (including licensee areas)	8,150	8,174	8,059	7,710	7,531

Outlets include also "shops in a shop" (where a significant area of a Benetton store has a dedicated area with appropriately distinctive fixtures merchandising the United Colors of Benetton and Sisley lines), "corners" (a small area within a Benetton store devoted to merchandising the United Colors of Benetton and Sisley lines), and "concessions" (an area within a department store reserved for merchandising Benetton products). Management believes the Issuer is the first apparel producer to utilise such a large network world-wide.

Storeowners do not pay Benetton any fees or other consideration for establishing a Benetton store or for use of the Issuer's trade names, nor do they pay any royalty based on a percentage of sales or profits. The storeowners are authorised to display and sell Benetton goods, for which Benetton provides suggested guidelines. Stores rely both on location and store appearance as fundamental features of the Benetton retail strategy. Stores are usually located in central retail areas and are presented in a fashion that generally resembles Benetton configuration and design. Under Benetton's suggested guidelines, window displays are designed to allow a clear view of the colourful merchandise on the open shelves. Attention is given to matching the atmosphere of stores to the image of the products offered for sale, with distinctive and appropriate styles of fixtures. In order to strengthen the Group's image and its market share, the expansion of the Benetton network is moving rapidly in the direction of large sales outlets with high quality service. The investment programme involves the purchase or leasing of retail locations, characterised by their large size and prestigious location in city centres and shopping malls.

The accelerated network renewal activity resulted in 85 directly operated shops and 106 megastores (shops with a selling surface exceeding 650 square meters) at the end of 2001. Megastores are run by either Benetton or by third parties. Refurbished in order to house the complete men's, women's and children's casual wear collection, megastores offer the entire range of Benetton style and quality. Starting in 2000, direct management of both directly owned or rented megastores has been assigned to the Retail Division. The Retail Division supervises and co-ordinates all activities such as product presentation, marketing and communications.

Manufacturing

Benetton's manufacturing operations are based in its own factories and those of a network of subcontractors. Currently Benetton has 23 factories operating for the casual business, 16 of which are located in Italy, two in Spain and one each in Croatia, India, Portugal, Tunisia and Hungary. The Issuer utilises almost 1,000 sub-contractors in Italy to perform one or more steps in the production process. Most of the sub-contractors are located near the Issuer's production facilities in north-eastern Italy, although the Issuer also uses sub-contractors outside of Italy. The Issuer undertakes the highest value-added stages of the manufacturing process in its own facilities. In 2001, charges from sub-contractors represented approximately 68 per cent of Benetton's total production costs. The principal raw materials purchased by the Issuer are wool, raw cotton, yarn, cloth and denim fabrics.

Although the Issuer does not have formal, long-term contracts with its suppliers, it has not experienced interruptions in supply that have had a material impact on its business. The production of casual clothing and accessories exceeded 110 million units in 2001. Based on the Italian manufacturing organisation, the Benetton production system model can now count on a series of industrial clusters operating in Hungary, Croatia, Tunisia and Spain, consisting of facilities directly controlled by the Group and a network of selected external suppliers. This system, which also benefits related businesses and the local economy, is to be extended to Slovakia in 2002 following the analysis and planning of operations during the course of 2001. The most significant investments in 2001, totalling approximately Euro 19 million, involved the construction of a new dyeing centre in Croatia, which is now up and running, and the installation of an innovative plant and systems in Hungary.

Logistics

Benetton has established logistical support systems to facilitate distribution of its products. A computerised information network in Europe and North America that links sales representatives to Benetton's central computer has been designed to facilitate rapid transmission of orders and to meet future supply requirements.

The upgrade to the Castrette logistics centre in Italy brought daily capacity to 40,000 cartons of merchandise with a capability to handle peak loads of up to 50,000 cartons. The upward trend in the Group's manufacturing output and the necessity of achieving greater integration, flexibility and speed, determined by the evolution of the commercial organisation, notably the rapid development of the megastore and retail distribution network, have been sustained by the gradual introduction of state-of-the-art technology without interruption to the centre's operations. Having completed conversion of the first module of the upgrade, work began in 2001 on reorganising a second area, which is due to become operative in the summer of 2002 and involving a trebling of the centre's total capacity.

Sports sector

Products and trade marks

Benetton manufactures and markets sports garments and equipment for various sporting activities. The composition of sales by product line for the years ended 31 December 2000 and 2001 was as follows:

	% For the year ended 31 December 2000	% For the year ended 31 December 2001
Product line:		
In-line skates, skateboards and accessories	33	26
Tennis racquets and accessories	20	22
Ski boots	20	20
Skis and snowboards	4	6
Sport apparel	18	21
Shoes	5	5

Benetton owns a portfolio of trade marks with a strong identity in style, specialising in various niche areas of the sporting goods market. Each brand is among the leaders in terms of sales and recognition in the specific segment in which it operates.

Benetton's principal sporting goods trade marks are described below. Playlife. Playlife has established itself as he Group's sports clothing brand. The men's and women's collections offer a sporty and comfortable look designed to provide maximum freedom for leisure wear. The brand's philosophy can be summarised as dressing with leisurely style". This philosophy is well expressed by the various Playlife apparel, shoe, accessory lines and themes, which are present in selected specialised chains and department stores and more importantly within the Playlife dedicated stores. There were 160 Playlife stores at the end of 2001 and more such stores are planned to open. Nordica. Due to extensive research, Nordica aims to achieve absolute reliability and competitiveness in all

its ski, boots and new binding models designed to meet the differing needs and levels of ability of every type of skier, and at the same time to guarantee maximum enjoyment. Nordica's commitment to offering coordinated solutions for all of its high quality and innovative products is also demonstrated by its profitable relationship with the Norwegian Olympic gold medallist, Kietil Andre Aamodt.

Prince. Prince uses advanced technology for its products and has recently presented its latest innovation, MORE technology, which eliminates the holes in the frame of a tennis racquet resulting in increased strength, stiffness, power and performance. Prince racquets are used by a number of international tennis champions, such as Jennifer Capriati, ranked first in the World Tennis Association 2001 ranking, and Juan Carlos Ferrero, a semi-finalist in the 2001 French Open. Rollerblade. In spite of sharply declining demand in the skates market, Rollerblade continues to concentrate on the top-end of the market and to launch new products. Everything, from research to technology and from design to materials, is aimed at creating fast, agile, snappy skates that fully meet the needs of skaters at all levels.

Killer Loop. Together with Playlife, Killer Loop is the brand that the Group is focusing on for leisure-time sports apparel. Men's, women's and children's collections are all targeted at young, street-sport conscious consumers who can choose from a wide range of apparel, footwear and accessories with an emphasis on style and design. Playlife stores remain the priority distribution channel for the Killer Loop soft wear offer.

In 2001, with the aim of strengthening its core category products, the Group decided to start selling snowboards under licence.

Revenues

The following table sets forth the Group's net sales in the sports sector for the years ended 31 December 2000 and 2001, broken down by geographic area:

(thousands of Euro)	For the year ended 31 December 2000	For the year ended 31 December 2001
Sport Sector:		
Euro zone	148,160	129,615
Asia	49,604	36,593
The Americas	160,124	124,372
Other	39,582	36,379
World	397,470	326,959

The overall positive results for the sportswear sector in 2001 were not matched by those in the equipment sector, which has been particularly hard hit by the downturn in the in-line skates market. As a result, it was necessary to implement a targeted programme of reorganisation, which had already started to take effect by the second half of 2001. With a general attention to controlling costs and evaluating investments, this programme is aimed at the reorganisation of the sales force, including in the United States where a new Managing Director and a world-wide brand manager for Prince were appointed. The programme also involves an increase in outsourcing arrangements, optimisation of the logistics system and consolidation of the brands' images as quality leaders, notably for the Nordica and Prince brands.

Seasonality

Each business in the sports sector is affected by seasonal trends depending on the nature of the sports activity. The overall effect is a relative concentration of sales in the second half of the year due to the winter sports collection, particularly the sale of ski boots and skis.

Distribution channels

Sports equipment is marketed through the traditional distribution system, with particular emphasis on establishing dedicated display areas in specialised sports stores for all products within each range.

Sportswear and soft collections under the Playlife and Killer Loop brands are mainly marketed through a chain of stores identiFIed with the Playlife brand name. At the end of 2001 there were approximately 160 Playlife stores, mainly in southern Europe, with an average surface of 200 square metres.

Manufacturing

In 2001, product organisation was substantially redesigned. By the end of the year racquets and in-line skates have been sourced in the Far East, whereas ski-boots have been manufactured in Hungary. The Italian location in Trevignano remains the logistic centre and ski production plant.

Logistics

Sport equipment logistics, coordinated by the Group's headquarters, operate through three distribution centres in the United States, the Far East and Italy. Benetton has also integrated sportswear collections in the existing distribution systems for the casual business.

Property, plants and equipment

The Group operates 25 factories, 17 of which are located in Italy, with the majority located in the Treviso area. In addition, there are two factories in Spain and one each in India, Portugal, Tunisia, Hungary, Croatia and the United States. Information on the individual locations is provided in the following table:

Location	Factories surface area (square metres)	Core business/Products
Castrette, Italy	37,900	Denim garments, jackets
Castrette, Italy	23,500	Woollen garments
Castrette, Italy	36,500	Cotton garments, shirts

Prato, Italy	27,000	Woollen yarns
Caserta, Italy	14,900	Woollen yarns
Valdagno, Italy	9,000	Woollen yarns and dyeing
Grumolo delle Abbadesse, Italy	9,800	Dyeing
Gorizia, Italy	47,700	Spinning
Travesio, Italy	17,300	Weaving
Piobesi Torinese, Italy	16,900	Dyeing
Soave, Italy	19,200	Dyeing
Dueville, Italy	6,000	Manufacture of dyeing equipment
Ponzano Veneto, Italy	15,400	Garments, dyeing and production of fabric labels
Follina, Italy	10,100	Dyeing
Vittorio Veneto, Italy	7,000	Spinning
Cassano Magnago, Italy	11,000	Printing of fabrics, dyeing
Osijek, Croatia	17,000	Woollen garments
Castellbisbal, Spain	5,700	Cotton garments
Cervera, Spain	5,000	Cotton garments
Maia, Portugal	2,000	Cotton garments, shirts and blouses
Naurangpur (Gurgaon), India	5,500	Cotton garments
Sahline, Tunisia	10,000	Cotton garments
Nagykallo, Hungary	24,900	Garments and sports shoes and equipment
Trevignano, Italy	33,000	Sports equipment
Bordentown, United States	22,000	Sports equipment

The majority of these factories, which the Issuer considers suitable and adequate for its strategic purposes, are owned by the Group. The Sahline factory in Tunisia and the Maia factory in Portugal are leased, while the Gorizia, Piobesi Torinese, Prato and Vittorio Veneto factories are owned under FInance leases. The Issuer owns its headquarters in Ponzano Veneto, near Treviso, which includes offices, showrooms and design facilities covering approximately 24,000 square metres. Benetton's executive offices are located in an adjacent villa occupying approximately 2,500 square metres. The Issuer also owns Villa Loredan, the sports sector headquarters, which covers approximately 9,300 square metres.

At the end of 2001, the Group owned 27 properties in Europe and Japan which related to its commercial activities. Some of these properties are dedicated to the direct management of shops by the Group, while others are leased to third parties, which manage these shops. In addition, the Group directly manages approximately 70 leased shops in various cities world-wide.

Research and development

The Issuer is strongly committed to continuous technological and design innovation of its products. Each year the product range is supported by new models and accessories in order to address new consumer demands and suggest new solutions for innovation-sensitive customers. The Group's cost of research and development are included in its production costs and are not recorded separately.

In 2001, the Group's 300 researchers were mainly dedicated to giving natural fibres the "easycare and easywear" properties of synthetics which allow for easy ironing of garments such as jackets and eliminates the need for ironing shirts and skirts. The Group's staff is involved in finding new fabrics as well as new processes to offer innovative products, which respond to and anticipate everyday consumer needs. Some examples are the new "one-size" Undercolors lines, developed in collaboration with Nylstar (the first European producer of plyamide threads) which utilise an innovative fibre, Meryl 1Skinlife (a bacteriostatic, i.e. a fibre which maintains the natural level of bacteria presence on the skin, regardless of activity levels). The Group has also co-operated with Ace (part of the Procter & Gamble group) in testing the effect of bleach on colours and fibres, which has in turn led to a joint marketing campaign.

During 2001 Benetton's research and development centre for sports equipment received certification as a research centre by the Italian Ministry of University Education and Research. To ensure its continuous development of products' performance, Benetton is also collaborating with different institutions, including the Faculty of Engineering of Bologna (in developing a new generation of fully-integrated winter sports equipment) and the Universities of Trieste and Pisa (in improving equipment used by tennis players and skiers). In addition, Benetton is constantly introducing and utilising new and innovative materials, known for their quality and reliability, which are developed by major companies such as Bayer, 3M and Dupont.

Intellectual property

Benetton owns trade marks covering its brand names and various international patents with respect to different technologies relating primarily to sports equipment. In order to protect its intellectual property rights, the Group has from time to time sought registration of trade marks and patents. The Group also licenses its trade marks to third parties for the production of garments in certain countries and for the distribution of products world-wide.

Investments

Total investments made by the Group in 2001 amounted to Euro 311 million. Approximately Euro 220 million were invested in the acquisition of commercial activities and buildings and in upgrades and improvements to sales space. Investments of approximately Euro 67 million were made to improve manufacturing facilities' operations and production, both in Italy and abroad. The most significant investments in 2001 for production, totalling approximately Euro 19 million, involved the construction of a new dyeing centre in Croatia, which is now up and running, and the installation of an innovative plant and systems in Hungary. Other investments were made in purchases of computer software and electronic machinery.

Employees

As at 31 December 2001, the Group had 7,666 employees compared to 6,913 as at 31 December 2000, of whom approximately 5,100 were based in Italy. The increase in the number of employees in 2001 was ainly related to the development of the Group's Retail Division. This division is responsible for the management of directly owned outlets.

At the end of 2001, approximately 15 per cent of the Italian work force were members of trade unions. Management considers the Group to have good labour relations and the Issuer has not experienced work stoppages that have had a material impact on operations.

In Italy, collective bargaining agreements for blue collar workers and for white collar employees below management level are negotiated between unions and national associations of the companies within each industry. The most recent agreement regarding "Sistema Moda Italia" (broadly corresponding to the textile industry), which covers most of the Group's employees in Italy, was signed in 2000. The agreement, which will expire on 31 December 2004 with respect to its economic and regulatory provisions, increased the cost of labour on average by approximately 1 per cent in 2001 compared to 2000.

Litigation

The Group is involved in litigation, mainly with customers, which has arisen in the normal course of business. There is no current or pending litigation involving any member of the Group which, either individually or in the aggregate, is expected by the Group to have a material adverse effect on its business.

Recent developments

Net sales for the first quarter of 2002 decreased by 3.9 per cent compared to the same period in 2001, from Euro 464.7 million to Euro 446.8 million. This decline is mainly due to the sports sector, in which sales decreased by approximately 13 per cent. Net sales in the casual wear sector remained substantially unchanged compared to the same period in 2001 at Euro 338 million.

Group capital expenditure in tangible and intangible fixed assets during the first quarter of 2002 amounted to Euro 55 million. Approximately Euro 42 million of this expenditure was used for the purchase, modernisation and restructuring of buildings for commercial activities.

Net indebtedness as of 31 March 2002 increased to Euro 756 million compared to Euro 640 million as of 31 December 2001, mainly due to the cyclical change in working capital and ongoing investments in the commercial sector.

CAPITALISATION OF THE ISSUER

The following table sets forth the consolidated capitalisation of the Issuer as at 31 December 2001 (actual and adjusted for the issue of the Notes). The information contained in the table has been extracted from the audited consolidated balance sheet of the Issuer as at 31 December 2001, and should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated financial statements of the Issuer as at and for the year ended 31 December 2001, incorporated by reference in this Offering Circular.

	As at 31 December 2001 (thousands of Euro)	
	(Actual)	(Adjusted)
Short-term debt		
Bonds	258,228	258,228
Due to banks	197,633	197,633
Due to other providers of finance	5,204	5,204
Securities issued	0	0
Total short-term debt	461,065	461,065

Long-term debt		
Bonds	0	0
Convertible bonds repayable beyond 12 months	0	0
Due to banks	508,778	508,778
Due to other providers of finance	21,722	21,722
Securities issued	1,728	1,728
Notes now being issued	0	300,000
Total long-term debt	532,228	832,228
Shareholders equity and reserves		
Share capital	236,026	236,026
Additional paid-in capital	56,574	56,574
Revaluation reserves	22,058	22,058
Legal reserves	28,039	28,039
Reserves for treasury shares held	22,143	22,143
Other reserves	727,786	727,786
Net income for the year	148,077	148,077
Group interest in shareholders' equity	1,240,703	1,240,703
Minority interests	15,153	15,153
Total shareholders' equity	1,255,856	1,255,856
Total capitalisation	2,249,149	2,249,149

There has been no material change in the consolidated capitalisation of the Issuer since 31 December 2001, save for the issue of the Notes the subject of this Offering Circular and as described under "The Issuer -Recent developments".

SUMMARY FINANCIAL INFORMATION RELATING TO THE ISSUER

The following tables present the summary consolidated and non-consolidated balance sheets and statements of income of the Issuer as at and for the years ended 31 December 2000 and 2001 and the unaudited consolidated summary quarterly reclassified balance sheet and statement of income of the Issuer as at and for the three months ended 31 March 2002. Such information is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated and non-consolidated financial statements of the Issuer as at and for the years ended 31 December 2000 and 2001 and the unaudited consolidated summary quarterly reclassifiled financial statements of the Issuer as at and for the three months ended 31 March 2002, all of which are incorporated by reference into this Offering Circular. See "Documents Incorporated by Reference".

The financial statements of the Issuer as at and for the years ended 31 December 2000 and 2001 have been audited by Deloitte & Touche S.p.A.

The unaudited consolidated summary quarterly reclassified financial statements as at and for the three months ended 31 March 2002 have been prepared pursuant to Italian regulatory requirements that are applicable to companies listed on the Italian Stock Exchange. Such financial statements are summary only and do not therefore purport to provide a complete statement of the Issuer's financial position as at or for the period stated. The unaudited consolidated summary quarterly reclassified financial statements of the Issuer have not been audited or reviewed by independent auditors and investors are advised not to place undue reliance thereon.

All of the financial statements referred to above have been prepared in accordance with accounting principles prescribed by Italian law, as interpreted and supplemented by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (collectively, "Italian GAAP"). Certain accounting principles applied by the Issuer that conform with Italian GAAP may not conform with accepted accounting principles in other countries.

The audited consolidated and non-consolidated financial statements of the Issuer as at and for the year ended 31 December 2000 were prepared in Italian Lire and have been converted into Euro for convenience purposes only at the fixed rate of Euro 1.00 = Lit. 1,936.27. The audited consolidated and non-consolidated financial statements of the Issuer as at and for the year ended 31 December 2001 and the unaudited consolidated summary quarterly reclassified financial statements for the three months ended 31 March 2002 were prepared in Euro.

BENETTON GROUP S.p.A.
ANNUAL AUDITED CONSOLIDATED BALANCE SHEETS
(audited)

(thousands of Euro)	As at 31 December 2001	As at 31 December 2000
ASSETS		
Fixed assets		
Intangible fixed assets	443,857	375,298
Tangible fixed assets	720,499	618,774

Equity investments	2,134	27,503
Accounts receivable due from third parties	27,195	29,769
Other securities	70,243	139,778
Total fixed assets	1,263,928	1,191,122
Current assets		
Inventories	304,979	329,403
Trade receivables	849,504	815,319
Receivables due from subsidiaries companies	2,739	2,547
Receivables due from associated companies	41	16
Receivables due from parent company	2	3,287
Other receivables	94,677	116,368
Financial assets not held as fixed assets	93,046	140,481
Liquid founds	176,480	243,271
Total current assets	1,521,468	1,650,271
Accrued income and prepaid expenses	35,518	33,660
Total assets	2,820,914	2,875,474

BENETTON GROUP S.p.A.
ANNUAL AUDITED CONSOLIDATED BALANCE SHEETS
(continued)

(thousands of Euro)	As at 31 December 2001	As at 31 December 2000
LIABILITIES AND SHAREHOLDERS'EQUITY		
Shareholders equity		
Share capital	236,026	234,418
Additional paid-in capital	56,574	56,574
Revaluation reserves	22,058	22,058
Legal reserves	28,039	24,114
Reserves for treasury shares	22,153	--
Other reserves	727,786	594,406
Net income for the year	148,077	243,265
Group interest in shareholders' equity	1,240,703	1,174,835
Minority interests	15,153	1,738
Total shareholders' equity	1,255,856	1,186,573
Reserves for risks and charges		
Taxation	3,080	3,080
Other	17,133	19,612
Total reserves for risks and charges	20,213	22,692
Reserves for employee termination indemnities	52,393	50,954
Account payable		
Bonds	258,228	258,228
Due to banks	706,441	789,136
Due to other financial companies	26,926	27,123
Advances from customers	3,577	22,559
Trade payables	386,599	416,028
Securities issued	1,728	1,331
Due to associated companies	18	--
Due to parent company	31	75
Due to tax authorities	35,566	34,909
Due to social securities and welfare institutions	9,605	9,093
Other payables	49,102	42,229
Total accounts payables	1,477,821	1,600,711
Total accrued expenses and deferred	14,631	14,544

income
Total liabilities and shareholder's equity	2,820,914	2,875,474

BENETTON GROUP S.p.A.
ANNUAL AUDITED CONSOLIDATED BALANCE SHEETS
(continued)

(thousands of Euro)	As at 31 December 2001	As at 31 December 2000
COMMITMENTS, CONTINGENCIES AND MEMORANDUM ACCOUNTS		
Guaranties given	5,475	310
Purchase commitments	45,512	52,761
Sale commitments	781	4,649
Other commitments	--	5,766
Notes lodged by third parties	--	10
Other		
Currency to be sold forward	741,205	620,962
Currency to be purchased forward	270,588	107,262
Restricted receivables	--	546
Notes presented for discount	4,560	1,690
Total commitments, contingencies and memorandum accounts	1,068,121	793,956

BENETTON GROUP S.p.A.
ANNUAL AUDITED CONSOLIDATED STATEMENTS OF INCOME

(audited) (thousands of Euro)	For the year ended 31 December 2001	For the year ended 31 December 2000
Value of production		
Revenues from sales and services	2,097,613	2,018,112
Change in work in progress, semi-manufactured products and finished goods	(22,121)	3,009
Own work capitalized	1,848	2,122
Other income and revenues	38,529	29,841
Total value of production	2,115,869	2,053,084
Production costs		
Raw materials, other materials, consumables and goods for resale	559,046	600,812
External services	811,797	782,830
Leases and rentals	54,368	34,233
Payroll and related costs	236,571	219,630
Amortization, depreciation and writedowns	136,100	107,215
Change in stock of raw materials, other materials, consumables and goods for resale	3,912	(29,852)
Provision to risk reserves	15,341	15,058
Other provisions	144	--
Other operating costs	17,777	20,579
Total production costs	1,825,056	1,750,505
Difference between production value and costs	290,813	302,579
Financial income and expenses		
Income from equity investments	1,479	2,385
Other financial income	147,779	182,409
Interest and other financial expenses	(180,759)	(224,612)
Total financial income and expenses	(31,481)	(39,818)

Adjustments to financial assets		
Total revaluation	65	292
Total writedowns	(1,945)	(2,947)
Total adjustments to financial assets	(1,880)	(2,655)
Extraordinary income and expenses		
Income	25,921	136,609
Expenses	(40,638)	(50,498)
Total extraordinary income and expenses	(14,717)	86,111
Results before income taxes	242,735	346,217
Current income taxes	(92,413)	(100,539)
Income before minority interests	150,322	245,678
Income attributable to minority interests	(2,245)	(2,413)
Net income for the year	148,777	243,265

BENETTON GROUP S.p.A.
ANNUAL AUDITED NON-CONSOLIDATED BALANCE SHEETS
(audited)

(thousands of Euro)	As at 31 December 2001	As at 31 December 2000
ASSETS		
Fixed assets		
Intangible fixed assets	114,225	122,680
Tangible fixed assets	88,170	101,528
Equity investments	715,117	568,779
Accounts receivable due from subsidiary companies	--	2,607
Accounts receivables due from third parties	2,356	3,442
Total fixed assets	919,868	799,036
Current assets		
Inventories	144,442	165,762
Trade receivables	684,828	559,076
Receivables due from subsidiaries companies	286,471	168,603
Receivables due from associated companies	26	--
Receivables due from parent company	2	2
Other receivables	32,945	24,152
Financial assets not held as fixed assets	28,578	10,804
Liquid founds	47,317	59,402
Total current assets	1,224,609	987,801
Accrued income and prepaid expenses	12,384	15,206
Total assets	2,156,861	1,802,043

BENETTON GROUP S.p.A.
ANNUAL AUDITED NON-CONSOLIDATED BALANCE SHEETS
(continued)
(audited)

(thousands of Euro)	As at 31 December 2001	As at 31 December 2000
LIABILITIES AND SHAREHOLDERS'EQUITY		
Shareholders equity		
Share capital	236,027	234,418
Additional paid-in capital	55,647	55,647
Revaluation reserves	19,093	19,093
Legal reserves	28,039	24,114
Reserves for treasury shares	22,143	--

Other reserves	81,957	115,410
Net income for the year	83,749	78,276
Total shareholders' equity	526,655	526,958
Reserves for risks and charges		
Taxation	3,080	3,079
Other	9,152	8,670
Total reserves for risks and charges	12,232	11,749
Reserves for employee termination indemnities	34,012	33,618
Accounts payable		
Bonds	258,228	258,228
Due to banks	4,087	10,205
Due to other financial companies	1,361	1,718
Advances from customers	1,029	483
Trade payables	200,847	239,700
Due to subsidiary companies	1,079,629	684,805
Due to associated companies	18	--
Due to parent company	31	75
Due to tax authorities	22,143	16,568
Due to social securities and welfare institutions	4,516	4,374
Other payables	9,297	10,295
Total accounts payables	1,581,186	1,226,451
Total accrued expenses and deferred income	2,776	3,267
Total liabilities and shareholder's equity	2,156,861	1,802,043

BENETTON GROUP S.p.A.
ANNUAL AUDITED NON-CONSOLIDATED BALANCE SHEETS
(continued)
(audited)

(thousands of Euro)	As at 31 December 2001	As at 31 December 2000
COMMITMENTS, CONTINGENCIES AND MEMORANDUM ACCOUNTS		
Guaranties given	566,473	534,930
Commitments	--	5,165
Other		
Currency to be sold forward	370,620	522,162
Currency to be purchased forward	70,239	127,753
Restricted receivables	--	546
Notes presented for discount	363	1,690
Total commitments, contingencies and memorandum accounts	1,007,695	1,192,247

BENETTON GROUP S.p.A.
ANNUAL AUDITED NON-CONSOLIDATED STATEMENTS OF INCOME

(audited) (thousands of Euro)	For the year ended 31 December 2001	For the year ended 31 December 2000
Value of production		
Revenues from sales and services	1,979,794	1,815,709
Change in work in progress, semi-manufactured products and finished goods	(17,222)	(6,843)

Own work capitalized	910	1,268
Other income and revenues	15,224	16,253
Total value of production	1,978,706	1,826,387
Production costs		
Raw materials, other materials, consumables and goods for resale	922,452	806,128
External services	612,799	607,402
Leases and rentals	13,441	15,172
Payroll and related costs	105,989	104,549
Amortization, depreciation and writedowns	48,232	47,612
Change in stock of raw materials, other materials, consumables and goods for resale	4,098	(3,094)
Provision to risk reserves	3,000	4,131
Other operating costs	7,155	6,837
Total production costs	1,717,166	1,588,737
Difference between production value and costs	261,540	237,650
Financial income and expenses		
Income from equity investments	5,131	26
Other financial income	34,451	65,831
Interest and other financial expenses	(89,262)	(116,299)
Total financial income and expenses	(49,680)	(50,442)
Adjustments to financial assets		
Total revaluation	--	--
Total writedowns	(63,593)	(20,822)
Total adjustments to financial assets	(63,593)	(20,822)
Extraordinary income and expenses		
Income	20,968	4,714
Expenses	(10,343)	(15,938)
Total extraordinary income and expenses	10,625	(11,224)
Results before income taxes	158,892	155,162
Current income taxes	(75,143)	(76,886)
Net income for the year	83,749	78,276

BENETTON GROUP S.p.A.
UNAUDITED CONSOLIDATED SUMMARY QUARTERLY RECLASSIFIED BALANCE SHEETS

(unaudited) (thousands of Euro)	As at March 31, 2002	As at March 31, 2001
ASSETS		
Current assets		
Cash and banks	129,664	284,806
Marketable securities	38,797	122,956
Differentials on forward transactions	4,394	15,075
Financial receivables	13,045	22,311
Total current assets	185,900	445,148
Accounts receivables		
Trade receivables	996,145	922,291
Other receivables	96,191	137,298
Less-allowance for doubtful accounts	(66,496)	(59,782)
Total accounts receivable	1,025,840	999,807
Inventories	342,685	383,107
Accrued income and prepaid expenses	37,786	36,414
Total inventories, accrued income and prepaid expenses	380,471	419,517
Total current assets	1,592,211	1,864,472
Investments ant other non-current assets		

Equity investments	2,149	27,748
Securities held as fixed assets	70,209	139,789
Guarantee deposits	12,866	7,485
Financial receivables	8,756	12,903
Other non-current receivables	7,949	5,065
Total investments and other non-current assets	101,929	192,990
Tangible fixed assets		
Real estate	594,894	504,041
Plant, machinery and equipment	379,612	371,729
Other furniture, furnishings and electronic equipment	96,013	74,689
Vehicles and aircraft	38,664	35,841
Construction in progress and advances for tangible fixed assets	13,257	38,653
Financial leases	17,058	16,541
Less-accumulated depreciation	(414,815)	(413,321)
Total tangible fixed assets	724,683	628,173
Intangible fixed assets		
Licenses, trademarks and industrial patents	201,243	222,238
Deferred charges	250,503	172,898
Total intangible fixed assets	451,746	395,136
Total assets	2,870,569	3,080,771

BENETTON GROUP S.p.A.
UNAUDITED CONSOLIDATED SUMMARY QUARTERLY RECLASSIFIED
BALANCE SHEETS
(continued)

LIABILITIES AND SHAREHOLDERS' EQUITY

(unaudited)

(thousands of Euro)	As at 31 March 2002	As at 31 March 2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank loans	159,674	391,752
Short-term loans	6,000	14,623
Current portion of bonds	258,228	--
Current portion of long-term bonds	7,317	59,152
Current portion of lease financing	4,656	3,357
Accounts payable	370,337	383,239
Other payables, accrued expenses and deferred income	83,342	114,979
Reserve from income taxes	42,921	29,263
Total accrued liabilities	932,475	996,365
Long-term liabilities		
Bonds	--	258,222
Long-term loans, net of current portion	556,163	512,114
Other long term liabilities	5,357	10,926
Lease financing	29,037	20,405
Reserve for employee termination indemnities	52,326	51,566
Other reserves	19,679	20,137
Total long-term liabilities	662,562	873,376
Minority interests in consolidated	15,281	12,263

subsidiaries

Shareholders equity		
Share capital	236,026	234,418
Additional paid-in capital	56,574	56,574
Surplus from monetary revaluation of assets	22,058	22,058
Other reserves and retained earnings	910,832	848,415
Translation differences	15,677	19,351
Net income for the period	19,084	17,951
Total shareholders' equity	1,260,251	1,198,767
Total liabilities and shareholders' equity	2,870,569	3,080,771

BENETTON GROUP S.p.A.
UNAUDITED CONSOLIDATED SUMMARY QUARTERLY RECLASSIFIED
STATEMENTS OF INCOME

(thousands of Euro)	As at 31 March 2002	As at 31 March 2001
Revenues	446,866	464,708
Cost of sales		
Material and net change in inventories	116,335	119,079
Payroll and related costs	26,390	26,575
Subcontract work	82,526	98,250
Industrial depreciation	8,943	8,450
Other manufacturing costs	12,245	13,084
Total cost of sales	246,439	265,438
Gross operating income	200,427	199,270
Selling, general and administrative expenses		
Payroll and related costs	35,862	30,751
Distribution and transport	7,221	10,687
Sales commissions	20,885	22,262
Advertising and promotions	29,978	29,821
Depreciation and amortization	24,533	18,187
Other expenses	36,705	37,885
Total selling, general and administrative expenses	155,184	149,593
Income from operations	45,243	49,677
Other income/(expenses)		
Foreign currency gains/(loss), net	1,962	1,473
Interest income	7,928	11,489
Interest expenses	(17,686)	(20,857)
Other income/(expenses), net	(491)	(2,985)
Total other income/(expenses)	(8,287)	(10,880)
Income before taxies and minority interests	36,956	38,797
Income taxes	(17,769)	(20,391)
Income before minority interests	19,187	18,406
Minority interests gain	(103)	(455)
Net income from the period	19,084	17,951

TAXATION

The following is a general description of certain tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Italy arising in connection with acquiring, holding and disposing of Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this Offering Circular and is subject to any change in law that may take effect after such date.

Italy

1. Tax Treatment of Notes

Legislative Decree No. 239 of 1 April 1996 ("Decree 239"), as amended, regulates the tax treatment of interest, premium and other income (including the difference between the redemption amount and the issue price) from notes issued, inter alia, by Italian banks and by companies listed on Italian regulated markets, provided that the notes are issued for an original duration of not less than 18 months. The provisions of Decree 239 only apply to those Notes issued by the Issuer with a maturity of eighteen months or more which qualify as obbligazioni o titoli similari alle obbligazioni pursuant to Article 41, paragraph 2(c) of Presidential Decree No. 917 of 22 December 1986, as amended.

2. Italian Resident Noteholders

Where an Italian resident Noteholder is (i) an individual, (ii) a non-commercial partnership, (iii) a noncommercial private or public institution, (iv) a real estate investment fund (see however below), or (v) an investor exempt from Italian corporate income taxation, interest payments relating to the Notes are subject to a tax, referred to as imposta sostitutiva, levied at the rate of 12.5 per cent. Where an Italian resident Noteholder is a corporation or similar commercial entity and the Notes are deposited with an authorised intermediary, payments of principal and interest will not be subject to imposta sostitutiva, but must be included in the relevant Noteholder's annual income tax return and are therefore subject to general Italian corporate taxation.

Pursuant to Article 6 of Law Decree No. 351 of 25 September 2001, as converted into Law No. 410 of 23 November 2001 ("Decree 351"), effective as of 26 September 2001, Italian real estate funds are subject to substitute tax at the rate of 1 per cent levied on the annual net value of the fund. Interest, premiums and other income on the Notes, as well as the value of the Notes, will contribute to determine such net value.

Accordingly, the imposta sostitutiva will no longer apply. As to funds existing as of 26 September 2001, however, the new regime will apply only to the extent that the company managing the fund (societa di gestione del risparmio) so requested within 60 days of the entering into force of Decree 351.

The imposta sostitutiva regime described herein does not apply in cases where the Notes are held either (i) in a discretionary investment portfolio managed by an authorised intermediary pursuant to the so-called discretionary investment portfolio regime ("Risparmio Gestito" regime as described below under paragraph 5 "Capital Gains") or (ii) an Italian investment fund (which includes Fondo Comune d'Investimento, or SICAV) provided that the Notes are deposited with an authorised intermediary. In such cases, interest will not be subject to imposta sostitutiva of 12.5 per cent, but will contribute to determine the annual accrued net result of the portfolio or of the fund, as the case may be, which is subject to a tax (also referred to as "imposta sostitutiva") of 12.5 per cent.

Italian pension funds subject to the regime provided for by articles 14, 14ter and 14quater, paragraph 1, of Legislative Decree No. 124 of 21 April 1993 as amended are subject to an 11 per cent (imposta sostitutiva) on the increase in value of managed assets accrued at the end of the tax year. Interest accrued on the Notes will be included in the calculation of the increase in the value of managed assets.

Pursuant to Decree 239, imposta sostitutiva, is applied by banks, SIMs, fiduciary companies, SGRs, stockbrokers and other entities identified by a Decree of Ministry of Finance (each an "Intermediary"). An Intermediary must (i) be resident in Italy or be a permanent establishment of a non-Italian, resident financial intermediary and (ii) intervene, in any way, in the collection of interest or in the transfer of the Notes. For the purpose of the application of the imposta sostitutiva, a transfer of Notes includes any assignment or other act, either with or without consideration, which results in a change of the ownership of the relevant Notes.

Where the Notes are not deposited with an Intermediary, the imposta sostitutiva is applicable and withheld by any entity paying interest to a Noteholder.

3. Non-Italian Resident Noteholders

Where the Noteholder is a non-Italian resident, an exemptive regime applies with respect to any beneficial owner of an interest payment relating to the Notes who is resident, for fiscal purposes, in a country which recognises the Italian tax authorities' right to an adequate exchange of information and which does not benefit from a privileged tax regime.

For the purpose of the application of the exemption, such tax privileged countries (so called "tax havens") are listed in a Ministerial Decree of 23 January 2002 as amended from time to time. In this respect the countries which recognise the Italian tax authorities' right to an adequate exchange of information are, inter alia, all members of the European Union, Australia, Brazil, Canada, Japan and the United States of America, but excluded, inter alia, Switzerland and Cyprus.

Furthermore, the 12.5 per cent imposta sostitutiva, will not apply to payments of interest under the Notes made to (a) international entities and organisations incorporated pursuant to international agreements enforceable in Italy; (b) foreign institutional investors resident in a country which meets the above requirements on the exchange on information and tax treatment; and (c) Central Banks and entities which manage, inter alia, the official reserves of a foreign State.

In order to ensure gross payment, investors must be the beneficial owners of payments of interest or other proceeds and (i) deposit the Notes, the Receipts and the Coupons with a bank or a SIM or a permanent establishment in Italy of a bank or a non-Italian resident SIM or with a non-resident operator of a clearing system having appointed as its agent in Italy for the purposes of Decree 239 a resident bank or SIM which is in contact via computer with the Ministry of Finance and (ii) provide the relevant depository, prior to or concurrently with the deposit of the Notes, with a statement of the relevant Noteholder, which remains valid until withdrawn or revoked, in which the Noteholder declares to be eligible to benefit from the applicable exemption from imposta sostitutiva. Such statement, which is not requested for international entities or organisations set up pursuant to international agreements enforceable in Italy nor in case of Central Banks or entities which manage, inter alia, the official reserves of a foreign State, must comply with the requirements set forth by Ministerial

Decree 12 December 2001.

4. Early Redemption

Without prejudice to the above provisions, in the event that Notes with an original duration of not less than18 months are redeemed prior to 18 months from the issue date, the Issuer will be required to pay an amount equal to 20 per cent of the interest and other amounts accrued up to the time of early redemption. This payment will be made by the Issuer and will not affect the amounts to be received by the Noteholder by way of interest or other amounts, if any, under the Notes.

5. Capital Gains

Pursuant to Legislative Decree No. 461 of 21 November 1997, a 12.5 per cent capital gains tax (referred to as imposta sostitutiva) will be applicable to capital gains realised by Italian resident individuals not engaged in entrepreneurial activities to which the Notes are connected on any sale or transfer of the Notes for consideration or redemption thereof.

Under the tax declaration regime ("Regime della dichiarazione"), which is the standard for taxation of capital gains realised by Italian resident individuals not engaged in entrepreneurial activities, to which the Notes are connected, the 12.5 per cent imposta sostitutiva on capital gains will be chargeable, on a cumulative basis, on all capital gains net of any incurred capital losses realised by Italian resident individuals not engaged in entrepreneurial activities to which the Notes are connected pursuant to all investment transactions carried out during any given fiscal year. The capital gains realised in a year must be detailed in the annual tax return to be filed with Italian tax authorities, and imposta sostitutiva must be paid on such capital gains by Italian resident individuals not engaged in entrepreneurial activities to which the Notes are connected together with any income tax due for the relevant tax year. Where losses exceed gains they may be carried forward against capital gains realised in any of the following four fiscal years. Alternatively to the tax declaration regime, Noteholders, who are Italian resident individuals not engaged in entrepreneurial activities to which the Notes are connected, may elect to pay imposta sostitutiva separately on capital gains realised on each sale or transfer or redemption of the Notes ("Risparmio Amministrato" regime). Such separate taxation of capital gains is allowed subject to (i) the Notes being deposited with banks, SIMs or other intermediaries determined by means of ministerial decree and (ii) an express election of separate taxation being timely made in writing by the relevant Noteholder. Such separate taxation election lasts for the entire fiscal year and, unless revoked prior to the end of such year, will be deemed valid also for the subsequent one. The intermediary is responsible for accounting for imposta sostitutiva in respect of capital gains realised on each sale or transfer or redemption of the Notes, as well as on capital gains realised as at revocation of its mandate, net of any incurred capital losses, and is required to pay the relevant amount to the Italian fiscal authorities, deducting a corresponding amount from proceeds to be credited to the Noteholder or using funds provided by the Noteholder for this purpose. Where a particular sale or transfer or redemption of the Notes results in a net loss, the intermediary is entitled to deduct such loss from gains subsequently realised on assets held with the same intermediary in the same tax year or in the following years up to the fourth. Under the Risparmio Amministrato regime the Noteholder remains anonymous.

Different rules apply if the Notes are held in a portfolio managed by an Italian assets management company or certain authorised intermediaries under the regime of "Risparmio Gestito". Under such regime, capital gains realised upon sale, transfer or redemption of the Notes will not be subject to 12.5 per cent imposta sostitutiva but will contribute to determine the annual accrued appreciation of the portfolio. The annual accrued appreciation of the portfolio, even if not realised, is subject to imposta sostitutiva which is applied on behalf of the tax payer by the managing professional intermediary. Under the Risparmio Gestito regime any depreciation of the investment portfolio accrued at year-end may be carried forward against appreciation accrued in each of the following years up to the fourth. Under the Risparmio Gestito regime the Noteholder remains anonymous.

5.1 Italian Corporate Investors

Any capital gains realised upon sale, transfer or redemption of the Notes by Italian resident corporations shall be treated as part of their taxable business income in Italy.

5.2 Italian Pension Funds

Capital gains realised by Italian pension funds (subject to the regime provided for by articles 14, 14ter and 14quater, paragraph 1, of Legislative Decree No. 124 of 21 April 1993 as amended) in respect of the sale, transfer or redemption of the Notes will be included in the calculation of the increase in value of the managed assets accrued in each year, subject to a substitute tax at a rate of 11 per cent.

5.3 Non-Italian Residents

Any capital gains realised by non-Italian resident Noteholders without a permanent establishment in Italy to which the Notes are effectively connected, through the sale, transfer or redemption of the Notes, is exempt from taxation in Italy to the extent that the Notes are listed on a regulated market, in Italy or abroad, even if the Notes are held in Italy.

6. Inheritance and Gift Tax

According to Law No. 383 of 18 October 2001, starting from gift or inheritances made after 25 October 2001, Italian inheritance and gift tax, previously payable on the transfer of the Notes as a result of a death or donation, has been abolished. However, for donees other than spouses and relatives within the fourth degree, if and to the extent that the value of the gift attributable to each donee exceeds Euro 180,759.91, the gift of the Notes may be subject to the ordinary transfer taxes provided for such transfer for consideration. Moreover, an anti-avoidance rule is provided by the above-mentioned Law for the gift of assets which, if sold for consideration, would give rise to capital gains subject to the imposta sostitutiva provided by Legislative Decree No. 461 of 21 November 1997, such as the Notes. In particular, when the donee sells the

Notes for consideration within 5 years from the receipt thereof as a gift, the donee is required to pay the relevant imposta sostitutiva as if the gift had never taken place.

7. Transfer Tax

In general, transfer tax is currently payable upon transfer of Notes at a rate between a maximum of Euro 0.0083 and a minimum of Euro 0.00465 per Euro 51.65 (or fraction thereof) of the price at which the Notes are transferred. In the case that the transfer tax is applied at a rate of Euro 0.00465 (or fraction thereof) of the price at which the Notes are transferred, transfer tax cannot exceed Euro 929.62. However, transfer tax does not apply, inter alia, to: (i) contracts concluded in regulated markets regarding the transfer of securities, including contracts between a financial intermediary and his principal and between qualified intermediaries; (ii) off-market transactions regarding securities listed on regulated markets, provided that such transactions occurred (a) between banks, SIMs or other investment companies regulated by Legislative Decree No. 415 of 23 July 1996 as superseded by Legislative Decree No. 58 of 24 February 1998, or stockbrokers; (b) between the subjects mentioned in (a) above, on the one hand, and non-Italian residents, on the other hand; (c) between the subjects mentioned in (a) above, even if nonresident in Italy, on the one hand, and undertakings for collective investments in transferable securities on the other hand; and (iii) contracts related to sales of securities occurring in the context of a public offering (offerta pubblica di vendita) aimed at listing on regulated markets, or involving financial instruments already listed on regulated markets.

Proposed EU Withholding Tax Directive

On 13 December 2001 the Council of the European Union published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final and may be subject to further amendment.

SUBSCRIPTION AND SALE

Caboto IntesaBci-Sim S.p.A., Mediobanca - Banca di Credito Finanziario S.p.A., MCC S.p.A. - Gruppo Bancario CAPITALIA and Salomon Brothers International Limited (the "Joint Lead Managers") and ABN AMRO Bank N.V., Banc of America Securities Limited, Banca Akros S.p.A. (Gruppo Banca Popolare di Milano), Banca Aletti & C. S.p.A. - Gruppo Banco Popolare di Verona e Novara, Banca Antonveneta S.p.A., Banca IMI S.p.A., Banca Nazionale del Lavoro S.p.A., Barclays Bank PLC, BNP Paribas, Cofiri Societa¡ di Intermediazione Mobiliare S.p.A., Commerzbank Aktiengesellschaft, Credit Agricole Indosuez, Deutsche Bank AG London, Mizuho International plc, MPS Finance Banca Mobiliare S.p.A. and UBS AG, acting through its business group UBS Warburg (together with the Joint Lead Managers, the "Managers") have, in a subscription agreement dated 24 July 2002 (the "Subscription Agreement") and made between the Issuer and the Managers upon the terms and subject to the conditions contained therein, jointly and severally agreed to subscribe and pay for the Notes at their issue price of 99.857 per cent of their principal amount less a combined management, underwriting and selling commission of 0.20 per cent of their principal amount. The Issuer has also agreed to reimburse the Joint Lead Managers for certain of their expenses incurred in connection with the management of the issue of the Notes. The Managers are entitled in certain circumstances to be released and discharged from their obligations under the Subscription Agreement prior to the closing of the issue of the Notes. United States of America

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S. The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the United States Internal Revenue Code and regulations thereunder.

Each Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer, sell or deliver the Notes, (a) as part of their distribution at any time or (b) otherwise, until 40 days after the later of the commencement of the offering and the issue date of the Notes, within the United States or to, or for the account or benefit of, U.S. persons, and that it will have sent to each dealer to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. In addition, until 40 days after commencement of the offering, an offer or sale of Notes within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

United Kingdom

Each Manager has further represented, warranted and undertaken that:

1. No offer to public: It has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of such Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

2. Financial Promotion: It has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

3. General compliance: It has complied with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Italy

The offering of the Notes has not been registered pursuant to Italian securities legislation and, accordingly, each Manager has represented and agreed that it has not offered or sold, and will not offer or sell, any Notes in Italy in a solicitation to the public, and that sales of the Notes in Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations. Each Manager has represented and agreed that it will not offer, sell or deliver any Notes or distribute copies of the Offering Circular or any other document relating to the Notes in Italy except: (1) to "Professional Investors", as defined in Article 31.2 of CONSOB Regulation No. 11522 of 1 July 1998, as amended ("Regulation No. 11522"), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 ("Decree No. 58"), or in any other circumstances where an expressed exemption to comply with the solicitation restrictions provided by Decree No. 58 or Article 33.1 of CONSOB or Regulation No. 11971 of 14 May 1999, as amended applies, provided, however, that any such offer, sale or delivery of the Notes or distribution of copies of the Offering Circular or any other document relating to the Notes in Italy must be: (a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended ("Decree No. 385"), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations;

(b) in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the sale or offer of securities in Italy is subject to a prior notification to the Bank of Italy, unless an exemption, depending, inter alia, on the aggregate amount of the securities issued or offered in Italy and their characteristics, applies; and (c) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy; or (2) in all circumstances in accordance with all Italian securities, tax and other applicable laws and regulations.

General

No action has been or will be taken in any jurisdiction by the Issuer or any Manager that would, or is intended to, permit a public offering of the Notes, or possession or distribution of this Offering Circular or any other offering material, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this Offering Circular comes are required by the Issuer and the Managers to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver Notes or have in their possession, distribute or publish this Offering Circular or any other offering material relating to the Notes, in all cases at their own expense.

GENERAL INFORMATION

1. The Issuer has obtained all necessary consents, approvals and authorisations in Italy in connection with the issue and performance of the Notes. The creation and issue of the Notes has been authorised by a resolution of the shareholders of the Issuer dated 14 May 2002 and a resolution of the Board of Directors of the Issuer dated 29 May 2002.

2. Save as disclosed in this Offering Circular, there are no legal or arbitration proceedings against or affecting the Issuer or any other member of the Group, or any of their respective assets, nor is the Issuer aware of any pending or threatened proceedings, which are or might be material in the context of the issue of the Notes or which might have a material adverse effect on the Issuer or the Group.

3. Save as disclosed in this Offering Circular, there has been no significant or adverse change, or any development reasonably likely to involve a significant or adverse change, in the condition (financial or otherwise) or general affairs of the Issuer or the Group since 31 December 2001 that is material in the context of the issue of the Notes.

4. For so long as any of the Notes are outstanding, copies of the following documents may be inspected during normal business hours at the specified office of each Paying Agent or the specified office of the Listing Agent in Luxembourg:

(a) the Agency Agreement; and (b) the Deed of Covenant.

5. For so long as any of the Notes are outstanding, copies of the following documents (together with English translations thereof) may be obtained during normal business hours at the specified office of each Paying Agent or the specified office of the Listing Agent in Luxembourg:

(a) the documents incorporated by reference into this Offering Circular; and (b) the most recent published audited consolidated and non-consolidated annual and unaudited consolidated semi-annual and quarterly financial statements of the Issuer.

6. Deloitte & Touche S.p.A., independent accountants of the Issuer, have audited the annual financial statements of the Issuer as at and for the years ended 31 December 2000 and 2001. Such financial statements were prepared in accordance with Italian GAAP, and Deloitte & Touche S.p.A. has given and not withdrawn its written consent to the issue of this Offering Circular with the appearance of its name herein and the incorporation by reference into this Offering Circular of the Issuer's foregoing annual financial statements attaching its audit reports thereon.

7. In connection with the application for the Notes to be listed on the Luxembourg Stock Exchange, copies of the

constitutive document ("Statuto") of the Issuer (together with an English translation thereof) and a legal notice relating to the issue of the Notes will be deposited prior to listing with the Greffier en Chef du Tribunal d'Arrondissement de et a¡ Luxembourg, where they may be inspected and copies obtained upon request.

8. The Notes and any Coupons appertaining thereto will bear a legend to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in such legend provide that a United States person who holds a Note or Coupon will generally not be allowed to deduct any loss realised on the sale, exchange or redemption of such Note and any gain (which might otherwise be characterised as capital gain) recognised on such sale, exchange or redemption will be treated as ordinary income.

9. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The ISIN code is XS0151934683 and the common code is 015193468.

10. Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

REGISTERED OFFICE OF THE ISSUER
Benetton Group S.p.A.
Villa Minelli, 1
31050 Ponzano, Treviso-Italy
FISCAL AGENT AND AGENT BANK
Citibank, N.A.
5 Carmelite Street
London EC4Y OPA-England
LEGAL ADVISERS
To the Issuer
as to Italian and English law:
Allen & Overy
Corso Vittorio Emanuele II, 284
00186 Rome-Italy
To the Managers
as to Italian and English law:
Grimaldi Clifford Chance
Via Clerici, 7
20121 Milan-Italy
LISTING AGENT AND LUXEMBOURG PAYING AGENT
Dexia Banque Internationale a Luxembourg
69 Route d'Esch
L - 2953 Luxembourg
AUDITORS TO THE ISSUER
Deloitte & Touche S.p.A.
Viale della Repubblica, 22
30120 Fontane di Villorba-Italy